As filed with the Securities and Exchange Commission on October 10, 2006.

Registration No. 333 -

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SPANSION INC.

(Exact name of registrant as specified in its charter)

Delaware	3674	20-3898239
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

915 DeGuigne Drive

P.O. Box 3453

Sunnyvale, CA 94088

(408) 962-2500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Bertrand F. Cambou

Chief Executive Officer

Spansion Inc.

915 DeGuigne Drive

P.O. Box 3453

Sunnyvale, CA 94088

(408) 962-2500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Karen K. Dreyfus, Esq. O’Melveny & Myers LLP 275 Battery Street, Ste. 2600 San Francisco, CA 94111 (415) 984-8900	Alan F. Denenberg, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Class A Common Stock, $0.001 par value	40,250,000 shares	$15.32	$616,630,000	$65,979
(1)	Includes 5,250,000 shares of common stock subject to the underwriters’ over-allotment option to purchase additional shares.
(2)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
(3)	Calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low trading prices for the common stock on The Nasdaq Global Market on October 6, 2006.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 10, 2006.

P R O S P E C T U S

35,000,000 Shares

Spansion Inc.

Class A Common Stock

$             per share

Our two largest stockholders, AMD Investments, Inc., an indirect wholly owned subsidiary of Advanced Micro Devices, Inc., and Fujitsu Limited, are selling all 35,000,000 of the shares of Class A common stock in this offering. We have granted the underwriters an option to purchase up to 5,250,000 additional shares of our Class A common stock to cover over-allotments. We will not receive any proceeds from the sale of shares of our Class A common stock by the selling stockholders. Our Class A common stock is listed on The Nasdaq Global Market under the symbol “SPSN.” The last reported sale price of our Class A common stock on October 4, 2006 was $15.86 per share.

Investing in our Class A common stock involves risks. See “ Risk Factors” beginning on page 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Selling Stockholders (before expenses)	$	$

The underwriters expect to deliver the shares to purchasers on or about                     , 2006.

Citigroup	Credit Suisse

JPMorgan	Morgan Stanley

Banc of America Securities LLC	Lehman Brothers

                    , 2006

You should rely only on the information contained in this prospectus or in any related free writing prospectus. Neither we nor the underwriters have authorized anyone to provide you with information that is different from that contained in this prospectus. We and the selling stockholders named in this prospectus are offering to sell shares of Class A common stock and seeking offers to buy shares of Class A common stock only in jurisdictions where offers and sales are permitted. You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus or other earlier date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date.

Spansion®, the Spansion logo, MirrorBit® and ORNAND™ are our trademarks. Other names are for informational purposes only and may be trademarks of their respective owners.

SUMMARY

This summary highlights material information found in greater detail elsewhere in this prospectus. It does not contain all of the information that you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including “Risk Factors” and our financial statements and the accompanying notes, before making an investment decision.

In this prospectus, unless the context otherwise requires: (1) references to “we,” “us,” “Spansion,” “our” and “our company” refer to Spansion Inc.; (2) references to AMD and Fujitsu refer to Advanced Micro Devices, Inc. or, if the context requires, AMD Investments, Inc. and Fujitsu Limited, respectively; (3) unless otherwise specified as Class B, Class C or Class D common stock, references to common stock refer to Spansion Inc.’s Class A common stock; and (4) references to “our customers” refer to our direct customers and customers of our distributor Fujitsu.

Throughout this prospectus, our fiscal periods ended March 31, 2003, December 28, 2003, December 26, 2004 and December 25, 2005 are referred to as fiscal 2002, 2003, 2004 and 2005. In fiscal 2002, we used a fiscal year beginning April 1, 2002 and ending March 31, 2003, which consisted of 52 weeks. In connection with our reorganization effective June 30, 2003, we adopted a fiscal year ending the last Sunday of December. Fiscal 2003 was therefore a transition period beginning April 1, 2003 and ending December 28, 2003, during which we operated as Fujitsu AMD Semiconductor Limited for the first three months and then operated as Spansion LLC for the final six months. Fiscal 2003 consisted of approximately 39 weeks. Fiscal 2004 ended December 26, 2004 and consisted of 52 weeks. Fiscal 2005 ended December 25, 2005 and consisted of 52 weeks. The six months ended June 26, 2005 and July 2, 2006 consisted of 26 weeks and 27 weeks.

Our Company

Overview

We are one of the largest Flash memory providers and the largest company in the world dedicated exclusively to designing, developing, manufacturing, marketing and selling Flash memory, a critical semiconductor component of nearly every electronic product and one of the fastest growing segments of the semiconductor industry. Our Flash memory is integrated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment, personal computers and PC peripherals. Our Flash memory products are incorporated in products from original equipment manufacturers, or OEMs, in each of these markets, including all of the top ten mobile phone OEMs, all of the top ten consumer electronics OEMs and all of the top ten automotive electronics OEMs. We operate four Flash memory wafer fabrication facilities, or fabs, four assembly and test sites and a development fab, known as our Submicron Development Center, or SDC. We are headquartered in Sunnyvale, California, with Japanese headquarters in Kawasaki, Japan.

For the first six months of fiscal 2006, our net sales were $1.2 billion and our net loss was $101 million. For fiscal 2005, our net sales were $2.0 billion and our net loss was $304 million. According to market research firm iSuppli, in the first six months of 2006, we were the largest supplier of NOR Flash memory, with a 29 percent market share, which made us one of the largest suppliers for the overall Flash memory market, with a 12 percent market share, based on net sales. In 2005, based on iSuppli data, we were the second largest supplier of NOR Flash memory, with a 26 percent market share, and we were one of the largest suppliers for the overall Flash memory market, with an 11 percent market share, based on end sales of our products by AMD and Fujitsu, who acted as our sole distributors. We believe we owe our position to our leading-edge technology, including our proprietary MirrorBit technology, our broad product portfolio derived through continued customer-centric innovation and our systems-level solutions, advanced manufacturing capabilities and customer relationships.

The Flash memory market is very capital intensive and requires that suppliers make significant capital expenditures in order to remain competitive. In the first two quarters of fiscal 2006, our capital expenditures totaled $291 million, and we expect our total capital expenditures for fiscal 2006 to be between $650 million and $800 million. We have historically funded our capital expenditures through equity and debt financing and operating cash flow. In addition to capital expenditures, our primary future cash needs on a recurring basis will be for working capital and debt service. As of July 2, 2006, we had $619 million principal amount of outstanding debt. Should we require additional funding, we may need to raise the required additional funds through bank borrowings or public or private sales of debt or equity.

Our Industry

Consumers are increasingly demanding access to digital content through sophisticated communications equipment, consumer electronic products and automotive electronics. People now expect to instantly access, store and interact with multimedia content, including photos, music, video and text files using such products as mobile phones, digital cameras, DVD players, set top boxes, or STBs, MP3 players and automotive electronics such as navigation systems. The primary semiconductor component used to store and access this kind of digital content is Flash memory and, as a result, Flash memory has become one of the most critical components of electronic products. Most electronic products use Flash memory to store important program instructions, known as code, as well as multimedia or other digital content, known as data. Code storage allows the basic operating instructions, operating system software or program code to be retained, which allows an electronic product to function, while data storage allows digital content, such as multimedia files, to be retained. There are two major architectures of Flash memory in the market today: NOR Flash memory, which is used for code and data storage in mobile phones and primarily for code storage in consumer electronics, and NAND Flash memory, which is primarily used for data storage in removable memory applications, such as Flash memory cards and USB drives, and is increasingly being used in some high-end mobile phones and embedded applications.

The Flash memory market can be divided into two major categories based on application: the integrated category, which includes wireless and embedded applications, and the removable storage category. Within the integrated category, portable, battery-powered communications applications are referred to as “wireless” and all other applications, such as consumer, industrial, telecommunications and automotive electronics, are referred to as “embedded.” Within the removable storage category, applications include Flash memory cards and USB drives. Based on iSuppli data, the wireless portion of the integrated category, which primarily consists of mobile phones, represented the largest market for NOR Flash memory in fiscal 2005. Sales in the wireless portion of the integrated category represented a majority of our sales in fiscal 2005 and in the first six months of fiscal 2006, and sales in the embedded portion of the integrated category represented the balance of our sales. We do not yet sell any products in the removable storage category.

Overall, the Flash memory market has grown significantly over the past eight years, from worldwide sales of $2.9 billion in 1998 to $18.6 billion in 2005. iSuppli projects that the integrated category of the Flash memory market will reach sales of $25.9 billion in 2010 from $12.1 billion in 2005, representing a compound annual growth rate of approximately 17 percent, and that the removable storage category will reach sales of $8.6 billion in 2010 from $6.5 billion in 2005, representing a compound annual growth rate of approximately six percent. We believe much of this growth in the Flash memory market will be driven by growth in unit shipments and Flash memory content of mobile phones, growth in unit shipments and Flash memory content for embedded applications and proliferation of removable storage products.

Flash memory is used across a wide spectrum of applications. Within each of the integrated and removable storage categories of the Flash memory market, customer and application needs are influenced by whether the application will predominantly require code storage, data storage or a combination of the two. Traditional criteria by which Flash memory customers evaluate Flash memory products include density, or a Flash memory product’s storage capacity, cost per bit, performance, reliability and power consumption. In addition to having product-specific requirements, we believe Flash memory customers will increasingly seek Flash memory providers that have the ability to add value beyond the Flash memory component itself.

Our Strengths

We believe we have the attributes that are necessary for long-term success in the Flash memory market, including the following:

Largest Dedicated Flash Memory Player with a Leading Market Position.    With total assets of $3.3 billion as of December 25, 2005, net sales of $2.0 billion for fiscal 2005 and a global team of approximately 9,200 employees as of October 1, 2006, we are one of the largest Flash memory providers and the largest company focused exclusively on the design, development, manufacture, marketing and sale of Flash memory. According to iSuppli, in the first six months of 2006, we were the largest supplier of NOR Flash memory, with a 29 percent market share, which made us one of the largest suppliers for the overall Flash memory market, with a 12 percent market share, based on net sales. In 2005, based on iSuppli data, we were the second largest NOR Flash memory supplier, with a 26 percent market share, which made us one of the largest suppliers for the overall Flash memory market, with an 11 percent market share, based on end customer sales.

Proprietary MirrorBit Technology.    Our proprietary MirrorBit technology is capable of storing two to four bits of data in a single memory cell, providing up to four times the storage capacity per cell of single-level cell floating gate technology. Our two-bit-per-cell MirrorBit technology allows us to offer a broad range of product configurations and capabilities, including high read performance and superior reliability. Compared to competing floating gate MLC NOR technology, two-bit-per-cell MirrorBit technology has a simpler cell architecture requiring fewer manufacturing steps and supporting higher yields, resulting in lower costs. We have also demonstrated working silicon of our four-bit-per-cell MirrorBit technology called MirrorBit Quad. With densities, die size and a cost structure comparable to floating gate MLC NAND at an equivalent process technology node, we believe MirrorBit Quad will allow us to compete in portions of the integrated and removable categories that would otherwise be served by floating gate MLC NAND Flash memory. In addition, the ability to easily integrate logic with our MirrorBit technology will enable us to create new types of Flash memory product not available in the market today. We believe MirrorBit is a differentiated technology that will help us to retain and enhance our leadership position from entry-level to high-end applications.

Broad Product Offerings.    We currently produce the industry’s broadest range of NOR-based Flash memory products using both floating gate and MirrorBit technologies. Our traditional NOR Flash memory product portfolio ranges from 1 megabit to 1 gigabit, with voltages from 1.8 volts to 5.0 volts and a breadth of performance options. We have also developed our MirrorBit ORNAND architecture which combines some of the best attributes of NOR and NAND architectures. We currently offer a 1-gigabit MirrorBit ORNAND product and are sampling a 512-megabit product. We also plan to offer a 2-gigabit MirrorBit ORNAND products in the fourth quarter of fiscal 2006. We also plan to offer four-bit-per-cell MirrorBit Quad solutions of up to 16 gigabits by the end of fiscal 2007 to address data storage portions of the integrated category. With MirrorBit NOR, MirrorBit ORNAND and MirrorBit Quad, our MirrorBit technology can address nearly all applications in the integrated category, as well as a number of applications in the removable storage category.

Customer-Centric Innovation.    We work with customers to identify evolving needs and new applications in order to develop innovative products and features.

Advanced Manufacturing, Lithography and Packaging Capabilities.    We have developed advanced Flash memory manufacturing capabilities. We operate four dedicated manufacturing Flash memory wafer fabs and a development fab to accelerate the introduction of next-generation technologies. In addition, we have leading-

edge packaging capabilities that better position us to capitalize on emerging trends such as demand for smaller form factors and complete memory subsystems.

Systems-Level Solutions, Alliances and Support.    We have invested significant systems and engineering resources to establish alliances with other semiconductor and software companies, create innovative development tools and testing environments and bring our significant memory subsystems expertise to customers.

Our Strategy

Our goal is to leverage our proprietary MirrorBit technology, broad product offerings, customer-centric innovation, systems-level solutions, manufacturing capabilities and strong market position to grow our leadership position in the integrated category of the Flash memory market and enter new markets. To achieve these goals, we are pursuing the following key strategies:

Capitalize on Our Leadership Position.    We plan to use our position as a market leader to increase our share in the integrated category of the Flash memory market.

Bridge the NOR/NAND Divide.    We have developed a new architecture called ORNAND based on our MirrorBit technology that we believe will allow us to offer products that draw from among the best features of both NOR and NAND architectures and will be an important part of our strategy to address data storage applications within the integrated category of the Flash memory market, which are currently primarily served by NAND-based Flash memory products. We believe that MirrorBit ORNAND will allow us to better capitalize on growing demand for data storage. We have also demonstrated MirrorBit technology’s ability to store four bits per cell with working silicon, which we refer to as MirrorBit Quad. If successfully developed, we believe our MirrorBit Quad technology will enable us to target mass data storage applications in the integrated category and to address portions of the removable storage category.

Enter into New Markets.    By leveraging the low cost structure of, and the ability to easily integrate logic with, our MirrorBit technology and our alliances with third parties, we are investigating opportunities to selectively participate in new markets.

Continue to Develop Systems-Level Solutions and Provide Increasing Value to Customers.    We intend to continue to work with customers and with complementary silicon and software providers at the architecture level to optimize entire systems that incorporate Flash memory.

Leverage Our Manufacturing and Technology Expertise.    Our strategy includes accelerating the development and production of leading edge advanced technology for 90-nanometer production in fiscal 2006, 65-nanometer production in fiscal 2007 and 45-nanometer production on 300-millimeter wafers at our new SP1 facility in fiscal 2008. We believe that the use of smaller geometries and larger wafers will contribute to lower manufacturing cost-per-unit at a given product density, particularly at higher memory densities. A core part of our manufacturing strategy is also to balance the mix of in-house manufacturing with outsourced capacity which we believe enables us to maximize the impact of invested dollars spent on next generation technology for the integrated category of the Flash memory market while maintaining a long-term, stable supply of new and existing products for our customers.

Company Information

We were originally organized as a Flash memory manufacturing venture of AMD and Fujitsu in 1993 named Fujitsu AMD Semiconductor Limited, or FASL. The primary function of FASL was to manufacture and sell Flash memory wafers to AMD and Fujitsu, who in turn converted the Flash memory wafers into finished

Flash memory products and sold them to their customers. AMD and Fujitsu were also responsible for all research and development and marketing activities and provided FASL with various support and administrative services.

By 2003, AMD and Fujitsu desired to expand the operations of FASL to: achieve economies of scale; add additional Flash memory wafer fabrication capacity; include assembly, test, mark and pack operations; include research and development capabilities; and include various marketing and administrative functions. To accomplish these goals, in 2003, AMD and Fujitsu reorganized our business as a Flash memory company called FASL LLC, later renamed Spansion LLC, by integrating the manufacturing venture with other Flash memory assets of AMD and Fujitsu. Since this reorganization, until the beginning of the second quarter of fiscal 2006, we manufactured and sold finished Flash memory devices to customers worldwide through two sole distributors, AMD and Fujitsu. Since the beginning of the second quarter of fiscal 2006, we have sold our products directly to our customers and customers not served solely by Fujitsu. Fujitsu acts as our sole distributor in Japan and also as a nonexclusive distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions. We were reorganized from Spansion LLC into Spansion Inc., a Delaware corporation, in connection with our initial public offering in December 2005.

Our mailing address and principal executive offices are located at 915 DeGuigne Drive, P.O. Box 3453, Sunnyvale, California 94088, and our telephone number is (408) 962-2500.

THE OFFERING

Shares of Class A common stock offered by Spansion Inc.	No shares of Class A common stock (or 5,250,000 shares if the underwriters exercise their over-allotment option in full).

Shares of Class A common stock offered by the selling stockholders	35,000,000 shares of Class A common stock.

Selling stockholders	AMD Investments, Inc. and Fujitsu Limited.

Shares of Class A common stock to be outstanding after this offering (1)	128,836,422 shares of Class A common stock (or 134,086,422 shares if the underwriters exercise their over-allotment option in full).

Common stock owned by AMD after this offering	27,529,402 shares of Class A common stock; one share of Class B common stock.(2)

Common stock owned by Fujitsu after this offering	18,352,934 shares of Class A common stock; one share of Class C common stock.(2)

Voting rights of Class A common stock	One vote per share.

Use of proceeds

We will not receive any proceeds from the sale of our Class A common stock by the selling stockholders in this offering. If the underwriters exercise their over-allotment option, we intend to use the net proceeds from the sale of our shares of Class A common stock for capital expenditures, working capital and general corporate purposes.

Dividend policy	We currently do not intend to pay cash dividends and, under conditions where our cash is below specified levels, are prohibited from doing so under agreements governing our borrowing arrangements.

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of the factors you should consider before deciding to invest in shares of our Class A common stock.

Nasdaq Global Market symbol	SPSN.

(1)	Excludes an aggregate of approximately 16,800,000 shares of our Class A common stock issuable upon exercise of outstanding stock options, upon vesting of outstanding restricted stock units and upon conversion of Spansion LLC’s 2.25% Exchangeable Senior Subordinated Debentures.
(2)	The Class B common stock and the Class C common stock entitle AMD and Fujitsu to elect such number of members to our board of directors as set forth in our certificate of incorporation, which depends on such holder’s aggregate ownership interest in us. See “Description of Capital Stock.”

Unless we indicate otherwise, all of the information in this prospectus assumes that the underwriters do not exercise their option to purchase up to 5,250,000 shares of our Class A common stock from us within 30 days from the date of this prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary historical consolidated financial data. In connection with our reorganization effective June 30, 2003, we adopted a fiscal year ending the last Sunday of December. Fiscal 2003 was therefore a transition year beginning April 1, 2003 and ending December 28, 2003, during which we operated as FASL for the first three months and then operated as Spansion LLC for the final six months. Fiscal 2003 included approximately 39 weeks. Fiscal 2004 ended December 26, 2004 and fiscal 2005 ended December 25, 2005, and each included 52 weeks. The summary consolidated statement of operations data for the nine months ended December 28, 2003 and the years ended December 26, 2004 and December 25, 2005 and the summary balance sheet data as of December 26, 2004 and December 25, 2005 have been derived from, and should be read together with, our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the six months ended June 26, 2005 and July 2, 2006 and the summary consolidated balance sheet data as of July 2, 2006 have been derived from, and should be read together with, our unaudited consolidated financial statements included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected in any future periods, and the results for the six months ended July 2, 2006 should not be considered indicative of results to be expected for the full fiscal year. The following selected historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Nine Months Ended Dec. 28, 2003	Year Ended		Six Months Ended
		Dec. 26, 2004	Dec. 25, 2005	Jun. 26, 2005	Jul. 2, 2006(3)
	(in thousands, except per share amounts)
Statement of Operations Data:
Net sales	$—	$—	$—	$—	$396,735
Net sales to members/related parties	1,193,212	2,262,227	2,002,805	895,556	820,546

Total net sales	1,193,212	2,262,227	2,002,805	895,556	1,217,281
Cost of sales	1,086,030	1,840,862	1,809,929	867,163	976,285

Gross profit	107,182	421,365	192,876	28,393	240,996

Other expenses:
Research and development	146,947	280,954	295,849	145,976	176,358
Marketing, general and administrative	74,200	137,159	181,910	81,525	129,724

Operating income (loss)	(113,965)	3,252	(284,883)	(199,108)	(65,086)
Interest and other income (expense), net(1)	1,335	3,198	3,173	2,064	(147)
Interest expense	(20,733)	(40,165)	(45,032)	(22,211)	(37,185)

Loss before income taxes	(133,363)	(33,715)	(326,742)	(219,255)	(102,418)
Benefit for income taxes	(4,420)	(14,013)	(22,626)	(24,389)	(1,782)

Net loss	$(128,943)	$(19,702)	$(304,116)	$(194,866)	$(100,636)

Net loss per share:
Basic and diluted(2)	$(1.78)	$(0.27)	$(4.15)	$(2.69)	$(0.78)
Shares used in per share calculation
Basic and diluted(2)	72,549	72,549	73,311	72,549	128,311

As of Jul. 2, 2006
(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$364,393
Working capital	732,771
Total assets	2,993,227
Long-term debt and capital lease obligations, including current portion, and notes payable to banks under revolving loans	619,377
Stockholders’ equity	1,845,966

	Nine Months Ended Dec. 28, 2003	Year Ended		Six Months Ended
		Dec. 26, 2004	Dec. 25, 2005	Jun. 26, 2005	Jul. 2, 2006
	(in thousands)
Supplemental Information:
Capital expenditures	$214,752	$530,095	$425,339	$139,302	$290,940
Net cash provided by operating activities	134,046	463,298	307,354	84,198	73,059
Net cash used in investing activities	186,914	551,613	553,066	120,056	79,533
Net cash provided by (used in) financing activities	372,879	(125,576)	611,660	27,944	(162,241)

(1)	Interest and other income (expense), net for the six months ended July 2, 2006 included a $17.3 million loss on early extinguishment of debt as a result of the repurchase and cancellation of Spansion LLC’s 12.75% Senior Subordinated Notes and $6.9 million of realized gain from the sale of marketable securities.
(2)	Diluted net loss per share is computed using the weighted-average number of common shares and excludes potential common shares, as their effect is antidilutive. The potential common shares resulting from stock options and restricted stock units that were antidilutive for fiscal 2005 totaled approximately 5.5 million shares. The potential common shares resulting from stock options, restricted stock units and shares issuable upon exchange of Spansion LLC’s 2.25% Exchangeable Senior Subordinated Debentures that were antidilutive for the six months ended July 2, 2006 totaled approximately 16.8 million shares.
(3)	Net loss for the six months ended July 2, 2006 included stock-based compensation expense of $14.2 million, which consisted of $10.5 million related to our stock options and restricted stock units, and $3.7 million related to AMD stock options granted to our employees.

Quarterly Financial Data

The following table sets forth our statement of operations data for the ten fiscal quarters beginning with the quarter ended March 28, 2004. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of this data. This information should be read together with the consolidated financial statements and related notes included elsewhere in this prospectus.

	Mar. 28, 2004	Jun. 27, 2004	Sept. 26, 2004	Dec. 26, 2004	Mar. 27, 2005	Jun. 26, 2005	Sept. 25, 2005	Dec. 25, 2005	Mar. 26, 2006(2)	Jul. 2, 2006(2)
	(in thousands, except per share amounts)
Net sales	$—	$—	$—	$—	$—	$—	$—	$—	$—	$396,735
Net sales to members/related parties	606,331	650,687	518,233	486,976	433,189	462,367	515,653	591,596	561,929	258,617

Total net sales	606,331	650,687	518,233	486,976	433,189	462,367	515,653	591,596	561,929	655,352
Cost of sales	502,293	517,459	406,153	414,957	436,686	430,477	445,307	497,459	452,973	523,295

Gross profit (deficit)	104,038	133,228	112,080	72,019	(3,497)	31,890	70,346	94,137	108,956	132,057
Other expenses:
Research and development	67,181	70,043	71,975	71,755	71,379	74,597	74,124	75,749	84,573	91,800
Marketing, general and administrative	34,872	32,014	33,730	36,543	36,099	45,426	45,259	55,127	62,421	67,305

Operating income (loss)	1,985	31,171	6,375	(36,279)	(110,975)	(88,133)	(49,037)	(36,739)	(38,038)	(27,048)
Interest and other income (expense), net(1)	291	1,181	751	975	1,285	779	432	677	5,979	(6,126)
Interest expense	(9,797)	(10,179)	(9,996)	(10,193)	(11,135)	(11,076)	(11,363)	(11,458)	(18,794)	(18,391)

Income (loss) before income taxes	(7,521)	22,173	(2,870)	(45,497)	(120,825)	(98,430)	(59,968)	(47,520)	(50,853)	(51,565)
Provision (benefit) for income taxes	(3,126)	9,216	(1,193)	(18,910)	(11,983)	(12,406)	1,755	8	1,024	(2,806)

Net income (loss)	$(4,395)	$12,957	$(1,677)	$(26,587)	$(108,842)	$(86,024)	$(61,723)	$(47,528)	$(51,877)	$(48,759)

Net income (loss) per share
Basic and diluted	$(0.06)	$0.18	$(0.02)	$(0.37)	$(1.50)	$(1.19)	$(0.85)	$(0.63)	$(0.40)	$(0.38)

Shares used in per share calculation
Basic and diluted	72,549	72,549	72,549	72,549	72,549	72,549	72,549	75,604	128,146	128,464

Common Stock market price range
High	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$14.37	$16.19	$18.59
Low	N/A	N/A	N/A	N/A	N/A	N/A	N/A	$12.00	$12.31	$12.90

(1)	Interest and other income (expense), net for the quarter ended July 2, 2006 included a $17.3 million loss on early extinguishment of debt as a result of the repurchase and cancellation of Spansion LLC’s 12.75% Senior Subordinated Notes and $6.9 million of realized gain from the sale of marketable securities.
(2)	Net loss for the three months ended March 26, 2006 and July 2, 2006 included stock-based compensation expense of $7.9 million and $6.3 million, which consisted of $6.2 million and $4.3 million related to our stock options and restricted stock units, and $1.7 million and $2.0 million related to AMD stock options granted to our employees.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing shares of our common stock. Investing in shares of our common stock involves a high degree of risk. If any of the following risks actually occurs, we may be unable to conduct our business as currently planned, and our financial condition and operating results could be seriously harmed. In addition, the trading price of shares of our common stock could decline due to the occurrence of any of these risks, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

The demand for our products depends in large part on continued growth in the industries into which they are sold. A market decline in any of these industries, or a decline in demand for Flash memory products in these industries, would have a material adverse effect on our results of operations.

Sales of our Flash memory products are dependent to a large degree upon consumer demand for mobile phones. In fiscal 2005, wireless customers, which primarily consist of mobile phone original equipment manufacturers, or OEMs, represented the largest market for NOR Flash memory. The market research firm iSuppli projects that wireless handset NOR Flash memory will represent approximately 68 percent of the NOR Flash memory market in 2006, excluding commercial die. In fiscal 2005 and the first six months of fiscal 2006, sales to wireless Flash memory customers drove a majority of our sales.

Similarly, sales of our products targeting embedded Flash memory customers are dependent upon demand for consumer electronics such as set top boxes, or STBs, and DVD players, automotive electronics, industrial electronics such as networking equipment, personal computers and PC peripheral equipment such as printers. Sales of our products are also dependent upon the inclusion of increasing amounts of Flash memory content in some of these products. In fiscal 2005 and the first six months of fiscal 2006, sales to embedded Flash memory customers drove a significant portion of our sales.

If demand for mobile phones or products in the embedded portion of the integrated category of the Flash memory market, or the Flash memory content of these products, is below our expectations, if the functionality of successive generations of such products does not require increasing Flash memory density or if such products no longer require Flash memory due to alternative technologies or otherwise, we would be materially adversely affected.

We have lost or will lose rights to key intellectual property arrangements because we are no longer a beneficiary of AMD’s patent cross-license agreements and other licenses, which creates a greatly increased risk of patent or other intellectual property infringement claims against us.

As a subsidiary of AMD until our initial public offering in December 2005, we were the beneficiary of AMD’s intellectual property arrangements with third parties, including patent cross-license agreements with other major semiconductor companies such as Intel, Motorola and IBM, and licenses from third parties for technology incorporated in our products and software used to operate our business. As a result of our initial public offering, we ceased to be a beneficiary under a number of these agreements. Furthermore, upon the conversion of the outstanding shares of Class D common stock into shares of Class A common stock immediately prior to the completion of this offering, we will cease to be a beneficiary under most of the remainder of these license agreements. As a result, we may be subject to claims that we are infringing intellectual property rights of third parties through the manufacture and sale of our products and the operation of our business. Therefore, absent negotiating our own license agreements with the third parties who own such intellectual property, we will be vulnerable to claims by such parties that our products or operations infringe such parties’ patents or other intellectual property rights.

Under our Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement with AMD and Fujitsu that we executed in December 2005, AMD agreed to enforce its applicable patents to minimize, to the extent reasonably possible, our losses incurred as a result of the infringement of third-party patents. However, as a result of the conversion of the Class D common stock immediately prior to the completion of this offering, AMD will no longer be obligated to provide us this benefit.

We will continue to attempt to negotiate our own agreements and arrangements with third parties for intellectual property and technology that are important to our business, including the intellectual property that we previously had access to through our relationship with AMD. We will also attempt to acquire new patents as our success in negotiating patent cross-license agreements with other industry participants will depend in large part upon the strength of our patent portfolio relative to that of the third party with which we are negotiating. If the third-party benefits from an existing patent cross-license agreement with AMD or Fujitsu, in many cases it will retain the rights that it has under that agreement, including rights to utilize the patents that AMD and Fujitsu transferred to us in connection with our reorganization as Spansion LLC in June 2003. In many cases, any such third party will also retain such rights to utilize any patents that have been issued to us or acquired by us subsequent to our reorganization and prior to our initial public offering or, in some cases, at the time of the conversion of the Class D common stock immediately prior to the completion of this offering. Our negotiating position will therefore be impaired, because the other party will already be entitled to utilize a large number of our patents, while we will no longer have the right to utilize that party’s patents. As a result, we may be unable to obtain access to the other party’s patent portfolio on favorable terms or at all. Similarly, with respect to licenses from third parties for technology incorporated in our products or software used to operate our business, we may not be able to negotiate prices with these third parties on terms as favorable to us as those previously available to us because we are not able to take advantage of AMD’s size and purchasing power. These parties, and other third parties with whom AMD had no prior intellectual property arrangement, may file lawsuits against us seeking damages (potentially including treble damages) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted. Such litigation could be extremely expensive and time-consuming. We cannot assure you that such litigation would be avoided or successfully concluded. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture or sale of some or all of our products, would have a material adverse effect on us.

A lack of market acceptance of products based on our MirrorBit technology would have a material adverse effect on us.

Market acceptance of products based on our MirrorBit technology is a critical factor impacting our ability to increase revenues, gross margins and market share in the integrated category of the Flash memory market, as well as to enter new markets. MirrorBit technology is a memory cell architecture that enables Flash memory products to store two or more bits of data in a single memory cell thereby doubling the density or storage capacity of each memory cell. If market acceptance of products based on our MirrorBit technology occurs at a slower rate than we anticipate, our ability to compete will be reduced, and we would be materially adversely affected. For example, in the first six months of fiscal 2006, we introduced new products for integrated Flash memory applications based on our 90-nanometer MirrorBit technology. If we do not achieve market acceptance of these products or subsequent MirrorBit products, our future operating results would be materially adversely affected.

A significant market shift to NAND architecture would materially adversely affect us.

Flash memory products are generally based either on NOR architecture or NAND architecture. To date, our Flash memory products have been based on NOR architecture which are typically produced at a higher cost-per-bit than NAND-based products. We do not currently manufacture products based on NAND architecture. We have developed our MirrorBit ORNAND architecture to address certain portions of the integrated category of the Flash memory market served by NAND-based products, but we cannot be certain that our MirrorBit ORNAND-based products will satisfactorily address those market needs.

During 2004, industry sales of NAND-based Flash memory products grew at a higher rate than sales of NOR-based Flash memory products, resulting in NAND vendors in aggregate gaining a greater share of the overall Flash memory market and NOR vendors in aggregate losing overall market share. This trend continued in 2005 and sales of NAND-based Flash memory products represented a majority of the Flash memory products sold in the overall Flash memory market in 2005. In 2005, according to iSuppli, total sales for the Flash memory market reached approximately $18.6 billion, of which approximately 42 percent was classified as sales of NOR-based Flash memory products and approximately 58 percent was classified as sales of NAND-based Flash memory products. For the first half 2006, according to iSuppli, total sales for the Flash memory market reached approximately $10.1 billion, of which approximately 41 percent was classified as sales of NOR-based Flash memory products and approximately 59 percent was classified as sales of NAND-based Flash memory products. We expect the trend of decreasing market share for NOR-based Flash memory products to continue in the future. iSuppli estimates that sales of NAND-based Flash memory products grew by approximately 62 percent from 2004 to 2005 and will grow at a 17 percent compound annual growth rate from 2005 to 2010, while sales of NOR-based Flash memory products declined by approximately 15 percent from 2004 to 2005 and will grow at a seven percent compound annual growth rate from 2005 to 2010.

Moreover, the removable storage category of the Flash memory market, which is predominantly served by floating gate NAND vendors, is expected to be a significant portion of the Flash memory market for the foreseeable future. As mobile phones and other consumer electronics become more advanced, they will require higher density Flash memory to meet the increased data storage requirements associated with music downloads, photos and videos. Because storage requirements will increase to accommodate data-intensive applications, OEMs may increasingly choose higher density floating gate NAND-based Flash memory products over MirrorBit NOR-, ORNAND- or Quad-based Flash memory products for their applications. If this occurs and OEMs continue to prefer the attributes and characteristics of floating gate NAND-based products over those of MirrorBit NOR-, ORNAND- or Quad-based products for their applications, we may be materially and adversely affected. Moreover, some floating gate NAND vendors are manufacturing on 300-millimeter wafers or are utilizing more advanced manufacturing process technologies than we are today, which allow them to offer products with a lower cost-per bit at a given product density. If floating gate NAND vendors continue to increase their share of the Flash memory market, our market share may decrease, which would materially adversely affect us.

Competitors may introduce new memory or other technologies that may make our Flash memory products uncompetitive or obsolete.

Our competitors are working on a number of new technologies, including FRAM, MRAM, polymer and phase-change based memory technologies. If successfully developed and commercialized as a viable alternative to Flash memory, these or other technologies could pose a competitive threat to a number of Flash memory companies, including us. In addition, we and some of our competitors have licensed Flash memory intellectual property associated with NROM technology from a third party. NROM technology has similar characteristics to our MirrorBit technology, which may allow these competitors to develop Flash memory technology that is competitive with MirrorBit technology.

If we fail to successfully develop products based on our new MirrorBit ORNAND or MirrorBit Quad architectures, or if there is a lack of market acceptance of these products, our future operating results would be materially adversely affected.

We are positioning ourselves to address the increasing demand for higher density data optimized Flash memory by offering products based on our new MirrorBit ORNAND architecture and our MirrorBit Quad architecture, which is in development. The success of these architectures requires that we timely and cost effectively develop, manufacture and market products based on these architectures that are competitive with floating gate NAND-based Flash memory products. We began production of MirrorBit ORNAND-based products in the first quarter of fiscal 2006 and we are developing MirrorBit Quad-based products. However, if we fail to develop and commercialize these products and additional products based on these architectures on a timely basis or if such products fail to achieve acceptance in the market, our future operating results would be materially adversely affected.

The loss of a significant customer for our Flash memory products in the mobile phone market could have a material adverse effect on us.

Sales of our products are dependent to a large extent on demand for mobile phones. Historically, a small number of wireless Flash memory customers have driven a substantial portion of our net sales. If one of these customers decided to stop buying our Flash memory products, or if one of these customers were materially to reduce its operations or its demand for our products, we could be materially adversely affected.

We have a substantial amount of indebtedness which could adversely affect our financial position.

We currently have and will continue to have for the foreseeable future, a substantial amount of indebtedness. As of July 2, 2006, we had an aggregate principal amount of approximately $619 million in outstanding debt.

Our substantial indebtedness may:

•	require us to use a substantial portion of our cash flows from operations to make debt service payments;

•	make it difficult for us to satisfy our financial obligations;

•	limit our ability to use our cash flows or obtain additional financing for future working capital, capital expenditures, acquisitions or other general corporate purposes;

•	limit our flexibility to plan for, or react to, changes in our business and industry;

•	place us at a competitive disadvantage compared to our less leveraged competitors; and

•	increase our vulnerability to the impact of adverse economic and industry conditions.

We are currently party to and intend to enter into debt arrangements in the future, each of which may subject us to restrictive covenants which could limit our ability to operate our business.

We are party to a $175 million senior secured revolving credit facility that imposes various restrictions and covenants on us that limits our ability to:

•	enter into any mergers, consolidations or sales of property, or sales of inventory, equipment and assets except in the ordinary course of business;

•	make any distributions except for distributions from Spansion LLC to us in specified circumstances;

•	make investments, except for the purchase of inventory, equipment and intellectual property in the ordinary course of business, unless we meet minimum liquidity requirements consisting of availability under the revolving credit facility and domestic cash of at least $200 million, provided, however, that investments are limited to no more than a total of $50 million while the reduced minimum liquidity requirement is in place;

•	incur additional debt, enter into capital leases and, in limited cases, make loans to subsidiaries;

•	engage in transactions with affiliates unless the transactions are in the normal course of business, negotiated at arms-length and disclosed to the agent for the lenders;

•	incur any new liens except for equipment leases and loans; and

•	prepay any debt, except that debt of foreign subsidiaries may be prepaid by the applicable foreign subsidiary and we may prepay any debt as long as after such repayment we meet minimum liquidity requirements consisting of availability under the revolving credit facility plus domestic cash of at least $250 million.

In addition, the indenture governing our $250 million principal amount of 11.25% Senior Notes due 2016 imposes substantially similar restrictions and covenants on us which could limit our ability to respond to market conditions, make capital investments or take advantage of business opportunities. Moreover, the senior notes bear a higher rate of interest than our bank debt, which will adversely affect our results of operations.

In the future, we will likely incur additional indebtedness through arrangements such as credit agreements or term loans that may also impose similar restrictions and covenants. These restrictions and covenants limit, and any future covenants and restrictions likely will limit, our ability to respond to market conditions, to make capital investments or to take advantage of business opportunities. Any debt arrangements we enter into would likely require us to make regular interest payments, which would adversely affect our results of operations.

As of July 2, 2006, we were in compliance with the financial covenants under our debt instruments. However, we cannot assure you that in the future we will be able to satisfy the covenants, financial tests and ratios of our debt instruments, which can be affected by events beyond our control. For example, as of December 25, 2005, Spansion Japan was not in compliance with certain financial covenants under its debt instruments but obtained waivers from the other parties. A breach of any of the covenants, financial tests or ratios under our debt instruments could result in a default under the applicable agreement, which in turn could trigger cross-defaults under our other debt instruments, any of which would materially adversely affect us.

If we cannot generate sufficient operating cash flows and obtain external financing, we may be unable to make all of our planned capital expenditures.

Our ability to fund anticipated capital expenditures depends on generating sufficient cash flows from operations and the availability of external financing. For example, we plan to spend approximately $1.2 billion over three years commencing with fiscal 2006 to construct and equip our planned flash memory manufacturing facility in Aizu-Wakamatsu, Japan, which we refer to as SP1. In fiscal 2006, our capital expenditures through July 2, 2006 were $291 million and we expect our total capital expenditures for fiscal 2006 to be approximately $650 to $800 million. Our capital expenditures, together with ongoing operating expenses, will be a substantial drain on our cash flows and may decrease our cash balances. The timing and amount of our capital requirements cannot be precisely determined at this time and will depend on a number of factors, including demand for our products, product mix, changes in industry conditions and market competition.

We may assess markets for external financing opportunities, including debt and equity. Such financing may not be available when needed or, if available, may not be available on satisfactory terms. Any equity financing would cause dilution to our stockholders. Our inability to obtain needed financing or to generate sufficient cash from operations may require us to abandon projects or curtail capital expenditures. If we cannot generate sufficient operating cash flows or obtain external financing, we may be delayed in achieving, or may not achieve, needed manufacturing capacity, and we could be materially adversely affected.

If we are unable to timely and efficiently expand our manufacturing capacity to implement 300-millimeter wafer capacity at SP1, our business, results of operations or financial condition could be materially adversely affected.

We intend to expand our manufacturing capacity to produce approximately 15,000 to 20,000 300-millimeter wafers per month at SP1. Our goal is to have 45-nanometer 300-millimeter wafer capacity in place in fiscal 2008. We estimate that it will cost us an aggregate of approximately $1.2 billion over three years commencing with fiscal 2006 to construct and equip SP1. However, the actual cost and capacity achieved will vary depending on various factors, including available financing and future product demand. Financing for the construction of and equipment for SP1 may not be available when needed or, if available, may not be available on satisfactory terms. If we do not achieve our desired capacity at the anticipated cost, or if we cannot obtain suitable financing, we may be delayed in achieving, or may not achieve, such capacity, and we could be materially adversely affected.

The timing for implementing 300-millimeter capacity in SP1 will also depend in part on our ability to execute our plan for constructing and equipping the facility and other factors that may be beyond our control, such as delivery schedules for the required machinery and equipment and construction schedules. If we are delayed in implementing this capability or are unable to obtain foundry services at competitive rates or to timely and efficiently ramp production on 300-millimeter wafers, we will not achieve anticipated cost savings associated with this technology and our gross margins could decline. Even if we are successful in implementing this capacity, if the demand for our products is not sufficient to support the additional capacity when it becomes available, we could be materially and adversely affected.

If our cost reduction efforts are not effective, our business could be materially adversely affected.

We incurred a net loss in each of fiscal 2003, 2004 and 2005 of approximately $129 million, $20 million and $304 million, and a net loss in the first six months of fiscal 2006 of approximately $101 million. As a result, we continue to undertake actions in an effort to significantly reduce our expenses. These actions include and have included streamlining operations, continuing to align manufacturing utilization to our level of demand, controlling increasing testing costs and working with AMD and Fujitsu to reduce costs under our service agreements with them. We cannot assure you that we will be able to achieve anticipated cost reductions. If our cost reduction efforts are unsuccessful, we may be materially adversely affected.

If we fail to successfully develop, introduce and commercialize new products and technologies or to accelerate our product development cycle, we may be materially adversely affected.

Our success depends to a significant extent on the development, qualification, production, introduction and acceptance of new product designs and improvements that provide value to Flash memory customers. We must also be able to accomplish this process at a faster pace than we currently do. Our ability to develop and qualify new products and related technologies to meet evolving industry requirements, at prices acceptable to our customers and on a timely basis are significant factors in determining our competitiveness in our target markets. If we are delayed in developing or qualifying new products or technologies, we could be materially adversely affected. For example, during the second half of fiscal 2004 and the first quarter of fiscal 2005, we experienced a delay in qualifying and introducing a new Flash memory product based on our MirrorBit technology for wireless Flash memory customers. The delay, which was due to our having to re-design the product in order to achieve higher performance specifications under all temperature conditions, contributed to lower than anticipated net sales during the second half of fiscal 2004 and the first six months of fiscal 2005 and caused us to lose market share. We began delivering a version of this product in the first quarter of fiscal 2005, and we began delivering our new, higher performance version of the product by the end of the second quarter of fiscal 2005. In addition, we continue to transition certain of our products from floating gate technology to MirrorBit technology. If we experience any substantial difficulty with this transition, we will be materially adversely affected.

The Flash memory market is highly cyclical and has experienced severe downturns that have materially adversely affected, and may in the future materially adversely affect, our business.

The Flash memory market is highly cyclical and has experienced severe downturns, often as a result of wide fluctuations in supply and demand, constant and rapid technological change, continuous new product introductions and price erosion. Our financial performance has been, and may in the future be, adversely affected by these downturns. We have incurred substantial losses in past downturns, due principally to:

•	substantial declines in average selling prices, particularly due to aggressive pricing by competitors and an imbalance in product supply and demand;

•	a decline in demand for end-user products that incorporate our products; and

•	less than expected demand in the distribution channels such as by mobile phone OEMs in China.

For example, our net sales in fiscal 2005 decreased from fiscal 2004. Similarly, our net sales in the second half of fiscal 2004 decreased significantly compared to the first half of fiscal 2004. Net sales in the second half of fiscal 2004 were also adversely affected by a decrease in demand from the mobile phone market and several events that occurred in the first half of fiscal 2004, such as excess inventory accumulation by mobile phone OEMs in China and our inability to meet demand for some of our lower density products for embedded Flash memory customers. This inability to meet demand adversely impacted our relationship with these customers and our competitors were able to take advantage of this situation to increase their market share.

Also, during fiscal 2005 and the first quarter of fiscal 2006, average selling prices for our products decreased. If our net sales or average selling prices decline in the future, or if these or other similar conditions continue or occur again in the future, we would likely be materially adversely affected.

Manufacturing capacity constraints may adversely affect us.

There may be situations in which our manufacturing capacity is inadequate to meet the demand for some of our products. We increasingly depend on foundry, subcontractor and similar arrangements with third parties to meet demand. Our arrangements with third-party suppliers do not necessarily include capacity guarantees. If a third-party manufacturer on which we rely does not have the capacity to deliver an adequate amount of product to meet actual demand, we may not be able to obtain the manufacturing capacity, either in our own facilities or through other third-party arrangements, to meet such demand. For example, in the first half of fiscal 2004, we were not able to meet demand for some of our lower density products for embedded Flash memory customers because in fiscal 2003 we underestimated demand for these products and were unable to install additional wafer fabrication capacity on a timely basis. We believe this adversely impacted our relationships with customers who received reduced allocations, or did not receive allocations, of our embedded products and our competitors were able to take advantage of this situation to increase their market share in the second half of fiscal 2004. More recently, in the third and fourth quarters of fiscal 2005, we experienced capacity constraints for final test and assembly of some of our products. While we have worked internally and with subcontractors to increase capacity to meet anticipated demand, we cannot assure you that we will not experience similar constraints in the future. These capacity constraints limit our ability to respond to rapid and short-term surges in demand for our products. If we are unable to obtain sufficient manufacturing capacity to meet anticipated demand, either in our own facilities or through foundry, subcontractor or similar arrangements with third parties, or if we are unable to obtain foundry services at competitive rates, our business may be materially adversely affected.

Our increased reliance on third-party manufacturers entails risks that could materially adversely affect us.

We currently obtain foundry services from other companies, including Taiwan Semiconductor Manufacturing Company Limited, and following the sale of our JV1 and JV2 manufacturing facilities we will also obtain foundry services from Fujitsu. We also use independent contractors to perform some of the assembly, testing and packaging of our products. Third-party manufacturers are often under no obligation to provide us with any specified minimum quantity of product. We depend on these manufacturers to allocate to us a portion of their manufacturing capacity sufficient to meet our needs, to produce products of acceptable quality and at acceptable manufacturing yields and to deliver those products to us on a timely basis at acceptable prices. We cannot assure you that these manufacturers will be able to meet our near-term or long-term manufacturing requirements. These manufacturers also make products for other companies, including certain of our competitors, and/or for themselves and could choose to prioritize capacity for themselves or other customers beyond any minimum guaranteed amounts, reduce deliveries to us or, in the absence of price guarantees, increase the prices they charge us on short notice, such that we may not be able to pass cost increases on to our customers. Because it could take several quarters or more to establish a relationship with a new manufacturing partner, we may be unable to secure an alternative supply for specific products in a short timeframe or at all at an acceptable cost to satisfy our production requirements. In addition, we may be required to incur additional development, manufacturing and other costs to establish alternative sources of supply. Other risks associated with our increased dependence on third-party manufacturers include: reduced control over delivery schedules, quality assurance, manufacturing yields and cost, lack of capacity in periods of excess demand, misappropriation of our intellectual property, reduced ability to manage inventory and parts and risks associated with operating in foreign countries. If we are unable to secure sufficient or reliable suppliers of wafers or obtain the necessary assembling, testing and packaging services, our ability to meet customer demand for our products may be adversely affected, which could have a material adverse effect on us.

Industry overcapacity could require us to lower our prices and have a material adverse effect on us.

Semiconductor companies with their own manufacturing facilities and specialist semiconductor foundries, which are subcontractors that manufacture semiconductors designed by others, have added significant capacity in recent years and are expected to continue to do so. In the past, capacity additions sometimes exceeded demand requirements leading to oversupply situations and downturns in the industry. Fluctuations in the growth rate of industry capacity relative to the growth rate in demand for Flash memory products contribute to cyclicality in the Flash memory market, which may in the future negatively impact our average selling prices and materially adversely affect us.

Industry overcapacity could cause us to under-utilize our manufacturing capacity and have a material adverse effect on us.

It is difficult to predict future growth or decline in the markets we serve, making it very difficult to estimate requirements for production capacity. If our target markets do not grow as we anticipate, we may under-utilize our manufacturing capacity. This may result in write-downs or write-offs of inventories and losses on products whose demand is lower than we anticipate. In addition, during periods of industry overcapacity, such as we have recently experienced, customers do not generally order products as far in advance of the scheduled shipment date as they do during periods when our industry is operating closer to capacity, which can exacerbate the difficulty in forecasting capacity requirements.

Many of our costs are fixed. Additionally, pursuant to some of our subcontractor and foundry arrangements with third parties we may incur take or pay penalties, according to which we have agreed to pay for a certain amount of product even if we do not accept delivery of all of such amount. Accordingly, during periods in which we under-utilize our manufacturing capacity as a result of reduced demand for some of our products, our costs cannot be reduced in proportion to the reduced revenues for such periods. When this occurs, our operating results are materially adversely affected.

Our business has been characterized by average selling prices that decline over relatively short time periods, which can negatively affect our results of operations unless we are able to reduce our costs or introduce new products with higher average selling prices.

Average selling prices for our products historically have declined over relatively short time periods. For example, in the first quarter of fiscal 2005, our average selling prices decreased by approximately 17 percent compared with the fourth quarter of fiscal 2004. We are unable to predict pricing conditions for any future periods. Even in the absence of downturns or oversupply in the industry, average selling prices of our products have decreased during the products’ lives, and we expect this trend to continue. When our average selling prices decline, our net sales and net income decline unless we are able to compensate by selling more units, reducing our manufacturing costs or introducing new, higher margin products with higher densities and/or advanced features. We have experienced declining average selling prices in the past, and we expect that we will continue to experience them in the future, although we cannot predict when they may occur or how severe they will be. If our average selling prices continue to decline, our operating results could be materially adversely affected.

Our historical financial results may not be indicative of our future performance as an independent company.

Our historical financial information does not necessarily indicate what our results of operations, financial condition or cash flows will be in the future. After our reorganization as Spansion LLC and prior to our initial public offering, we were a majority-owned subsidiary of AMD, and we sold all of our products to our sole distributors, AMD and Fujitsu, who in turn sold our products to customers worldwide. Upon our initial public offering, we became an independent company. Since that time, we have transitioned our sales processes so that we are able to sell our products directly to AMD’s former customers and customers not served solely by Fujitsu. We have also expanded our administrative functions and reduced our reliance on AMD’s provision of administrative services. Because of these significant changes, our historical financial results may not be indicative of our future financial results.

Intense competition in the Flash memory market could materially adversely affect us.

Our principal competitors in the Flash memory market are Intel Corporation, Samsung Electronics Co., Ltd., STMicroelectronics, Silicon Storage Technology, Inc., Macronix International Co., Ltd., Toshiba Corporation, Sharp Electronics Corp., Renesas Technology Corp., Micron Technology, Inc. and Hynix Semiconductor Inc. In the future, our principal competitors may also include IM Flash Technology, LLC, the joint venture between Intel and Micron Technology, Inc., SanDisk Corporation and msystems, Ltd. The Flash memory market is characterized by intense competition. The basis of competition is cost, selling price, performance, quality, customer relationships and ability to provide value-added solutions. In particular, in the past, our competitors have aggressively priced their products in order to increase market share, which resulted in decreased average selling prices for our products in the second half of fiscal 2004 and the first quarter of fiscal 2005 and adversely impacted our results of operations. Some of our competitors, including Intel, Samsung, STMicroelectronics, Toshiba, Sharp and Renesas, are more diversified than we are and may be able to sustain lower operating margins in their Flash memory business based on the profitability of their other, non-Flash memory businesses. In addition, recent capital investments by competitors have resulted in substantial industry manufacturing capacity, which may further contribute to a competitive pricing environment.

We expect competition in the market for Flash memory devices to intensify as existing manufacturers introduce new products, new manufacturers enter the market, industry-wide production capacity increases and competitors aggressively price their Flash memory products to increase market share. Competition also may increase if NOR memory vendors merge, if NAND memory vendors acquire NOR businesses or other NAND businesses, or if our competitors otherwise consolidate their operations. Furthermore, we face increasing competition from NAND Flash memory vendors in some portions of the integrated Flash memory market.

To compete successfully, we must decrease our manufacturing costs and develop, introduce and sell products that meet the increasing demand for greater Flash memory content in mobile phones, consumer electronics and automotive applications, among other markets, at competitive prices. If we are unable to compete effectively, we could be materially adversely affected.

If we are unable to diversify our customer base, we could be materially adversely affected.

We serve our customers worldwide directly through our sales force and indirectly through our distributors, who purchase products from us and sell them to customers, either directly or through their distributors. Our customers consist of OEMs, original design manufacturers, or ODMs, and contract manufacturers. In fiscal 2005 and the first six months of fiscal 2006, the five largest of these customers accounted for a significant portion of end sales of our products. Our business strategy is to continue to maintain and increase our market share and diversify our customer base in the integrated category of the Flash memory market. We intend to increase our sales to embedded Flash memory customers in part by expanding the number of customers who buy through our distribution channel as well as the number of customers in emerging markets. If we are unsuccessful in executing this strategy, we could be materially adversely affected.

We cannot be certain that our substantial investments in research and development will lead to timely improvements in technology or that we will have sufficient resources to invest in the level of research and development that is required to remain competitive.

We make substantial investments in research and development for design and process technologies in an effort to design and manufacture advanced Flash memory products. For example, in the first six months of fiscal 2006, our research and development expenses were $176 million, or approximately 14 percent of our net sales. In fiscal 2005, our research and development expenses were $296 million, or approximately 15 percent of our net sales.

Currently, we are developing new non-volatile memory process technologies, including 65-nanometer and 45-nanometer process technologies. Our SDC facility is developing manufacturing process technologies on 200-millimeter and 300-millimeter wafers. We cannot assure you that we will have sufficient resources to maintain the level of investment in research and development that is required for us to remain competitive, which could materially adversely affect us. Further, we cannot assure you that our investments in research and development will result in increased sales or competitive advantage, which could adversely affect our operating results.

Unless we maintain manufacturing efficiency, our future profitability could be materially adversely affected.

The Flash memory industry is characterized by rapid technological changes. For example, new manufacturing process technologies using smaller feature sizes and offering better performance characteristics are generally introduced every one to two years. The introduction of new manufacturing process technologies allows us to increase the functionality of our products while at the same time optimizing performance parameters, decreasing power consumption and/or increasing storage capacity. In addition, the reduction of feature sizes enables us to produce smaller chips offering the same functionality and thereby considerably reduces the costs per bit. In order to remain competitive, it is essential that we secure the capabilities to develop and qualify new manufacturing process technologies. For example, our Flash memory products must be manufactured at 90-nanometer and more advanced process technologies and on 300-millimeter wafers. If we are delayed in transitioning to these technologies and other future technologies, we could be materially adversely affected.

Manufacturing our products involves highly complex processes that require advanced equipment. Our manufacturing efficiency is an important factor in our profitability, and we cannot be sure that we will be able to maintain or increase our manufacturing efficiency to the same extent as our competitors. For example, we continuously modify our manufacturing processes in an effort to improve yields and product performance and decrease costs. We are currently transitioning to 90-nanometer process technology for the manufacture of some of our products. During periods when we are implementing new process technologies, manufacturing facilities may not be fully productive. We may fail to achieve acceptable yields or may experience product delivery delays as a result of, among other things, capacity constraints, delays in the development of new process technologies, changes in our process technologies, upgrades or expansion of existing facilities, impurities or other difficulties in the manufacturing process.

Improving our manufacturing efficiency in future periods is dependent on our ability to:

•	develop advanced process technologies and advanced products that utilize those technologies;

•	successfully transition to 90-nanometer and more advanced process technologies;

•	continue to reduce test times;

•	ramp product and process technology improvements rapidly and effectively to commercial volumes across our facilities; and

•	achieve acceptable levels of manufacturing wafer output and yields, which may decrease as we implement more advanced technologies.

If we cannot adequately protect our technology or other intellectual property in the United States and abroad, through patents, copyrights, trade secrets, trademarks and other measures, we may lose a competitive advantage and incur significant expenses.

We rely on a combination of protections provided by contracts, including confidentiality and non-disclosure agreements, copyrights, patents, trademarks and common law rights, such as trade secrets, to protect our intellectual property. However, we cannot assure you that we will be able to adequately protect our technology or other intellectual property from third-party infringement or from misappropriation in the United States and abroad. Any patent owned or licensed by us or issued to us could be challenged, invalidated or circumvented or rights granted under these patents or licenses may not provide a competitive advantage to us. Furthermore, patent applications that we file may not result in issuance of a patent or, if a patent is issued, the patent may not be issued in a form that is advantageous to us. Despite our efforts to protect our intellectual property rights, others may independently develop similar products, duplicate our products or design around our patents and other intellectual property rights. In addition, it is difficult to monitor compliance with, and enforce, our intellectual property on a worldwide basis in a cost-effective manner. Foreign laws may provide less intellectual property protection than afforded in the United States. If we cannot adequately protect our technology or other intellectual property rights in the United States and abroad, we may be materially adversely affected.

We are party to intellectual property litigation and may become party to other intellectual property claims or litigation that could cause us to incur substantial costs or pay substantial damages or prohibit us from selling our products.

From time to time, we may be notified, or third parties may bring actions against us based on allegations, that we are infringing the intellectual property rights of others. If any such claims are asserted against us, we may seek to obtain a license under the third party’s intellectual property rights. We cannot assure you that we will be able to obtain all of the necessary licenses on satisfactory terms, if at all. In the event that we cannot obtain a license, these parties may file lawsuits against us seeking damages (potentially including treble damages) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted, which could result in our having to stop the sale of some of our products, increase the costs of selling some of our products, or cause damage to our reputation. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture and sale of some or all of our products, would have a material adverse effect on us. We could decide, in the alternative, to redesign our products or to resort to litigation to challenge or defend such claims, either of which could be expensive and time-consuming and may have a material adverse effect on us.

For example, Tessera, Inc. filed a lawsuit against us alleging that we have infringed certain of Tessera’s patents. Tessera has sought to enjoin such alleged infringement and to recover an unspecified amount of damages. In addition, Fujitsu has informed us that Texas Instruments has asserted that a number of our products infringe some of Texas Instruments’ patents. Fujitsu has also informed us that it expects us to defend and indemnify Fujitsu against Texas Instruments’ claims in accordance with the terms of our distribution agreement with Fujitsu. Fujitsu has provided us with formal notice that they believe we have a duty to defend or indemnify Fujitsu under the terms of our distribution agreement. Since then, we and Fujitsu have been discussing the issues raised by this notice. If these issues cannot be resolved informally, defending these claims could be expensive and time-consuming, and, if Fujitsu terminates our distribution agreement, it could have a material adverse effect on us. Defending these alleged infringement claims and similar claims could be extremely expensive and time-consuming and defending these claims or others or the award of damages or an injunction could have a material adverse effect on us. We cannot assure you that litigation related to the intellectual property rights of ours or others can be avoided or will be successfully concluded.

Our inability to design and implement new enterprise-wide information systems in a timely and cost-effective manner could materially adversely affect us.

We have recently designed and are implementing our own enterprise-wide information systems. These systems have been designed to automate more fully our business processes and affect most of our functional areas including sales, finance, procurement, inventory control, collections, order processing and manufacturing. Implementation of these information systems is particularly difficult since our systems have historically been integrated into AMD’s systems and we are simultaneously undergoing a physical separation from AMD’s systems, attempting to enhance our business processes and implementing new information systems. Implementation has also required significant upgrades to our existing computer hardware and software systems. Historically, other companies have experienced substantial delays in the implementation of such information systems. Implementation of these information systems is complex, expensive and time consuming and successful implementation could be delayed or otherwise adversely affected by various factors including: (i) any failure to provide adequate training to employees; (ii) any failure to retain key members of the implementation team or to find suitable replacements for such personnel; (iii) any failure to develop and apply appropriate testing procedures that accurately reflect the demands that will be placed on these information systems following implementation; and (iv) any failure to develop and implement adequate back-up systems and procedures in the event that difficulties or delays arise during or following the implementation of these information systems.

In connection with the implementation of these information systems, we may experience functional and performance problems, including problems relating to the information systems’ response time and data integrity. In addition, resolution of any such problems could entail significant additional costs. We cannot assure you that we will be able to implement these information systems successfully or on a timely basis and in a cost-effective manner or that these information systems will not fail or prove to be unsuitable for our needs. Our inability to implement or resolve problems with these information systems in a timely and cost-effective manner could materially adversely affect us.

If essential equipment or materials are not available to manufacture our products, we could be materially adversely affected.

Our manufacturing operations depend upon obtaining deliveries of equipment and adequate supplies of materials on a timely basis. We purchase equipment and materials from a number of suppliers. From time to time, suppliers may extend lead times, limit supply to us or increase prices due to capacity constraints or other factors. Because the equipment that we purchase is complex, it is difficult for us to substitute one supplier for another or one piece of equipment for another. Some raw materials we use in the manufacture of our products are available from a limited number of suppliers. We rely on purchasing commercial memory die from third-party suppliers to incorporate these die into multi-chip package, or MCP, products. The availability of these third-party purchased commercial die is subject to market availability, and the process technology roadmaps and manufacturing capacities of our vendors. For example, our production was constrained in the first half of fiscal 2004 because of difficulties in procuring adequate supply of pseudo static RAM, or pSRAM. In addition, some of our major suppliers, including Samsung, are also our competitors. Interruption of supply from a competitor that is a supplier or otherwise or increased demand in the industry could cause shortages and price increases in various essential materials. If we are unable to procure these materials, we may have to reduce our manufacturing operations. Such a reduction has in the past had and could in the future have a material adverse effect on us.

Our inability to continue to attract, retain and motivate qualified personnel could impact our business.

Our future success depends upon the continued service of numerous qualified engineering, manufacturing, marketing and executive personnel. We cannot assure you that our equity incentive plan or our employee benefit plans will be effective in motivating or retaining our employees or attracting new employees. Competition for qualified employees among companies that rely heavily on engineering and technology is intense, and the loss of key employees or executive personnel or an inability to attract, retain and motivate additional highly skilled employees could materially adversely affect us.

Costs related to defective products could have a material adverse effect on us.

One or more of our products may be found to be defective after the product has been shipped to customers in volume. The cost of product replacements or product returns may be substantial, and our reputation with our customers would be damaged. In addition, we could incur substantial costs to implement modifications to fix defects. Any of these problems could materially adversely affect us.

Uncertainties involving the ordering of our products could materially adversely affect us.

Flash memory suppliers compete in part on the basis of their ability to deliver products to end customers on short lead times and it is common for prevailing lead times in the market to be shorter than the minimum manufacturing cycle time. To deliver products with competitive lead times, we must maintain a buffer stock of product to fulfill customer orders. Because our buffer stock must be produced before customer orders are received, our production levels are based on forecasts of customer demand. Generally, we sell our products pursuant to individual purchase orders from our direct customers, distributors and our distributors’ customers. Generally, these customers and distributors may cancel their orders for standard products thirty days prior to shipment without incurring a significant penalty.

Customer demand for our products may be difficult to predict because such customers may change their inventory practices on short notice for any reason or they may cancel or defer product orders. Inaccurate forecasts of customer demand or cancellation or deferral of product orders could result in excess or obsolete inventory, which could result in write-downs of inventory. Because market conditions are uncertain, we could be materially adversely affected if we are unable to accurately predict demand for our products.

We may not be successful in establishing a brand identity.

We have used the brand name of “Spansion” only since June 30, 2003. Prior to that time, all of our Flash memory products were sold under either AMD’s or Fujitsu’s brand. AMD’s and Fujitsu’s brand names are well known by Flash memory customers, suppliers and potential employees. We expend time, effort and resources to continue to establish our brand name in the marketplace. We cannot guarantee that this effort will ultimately be successful. If we are unsuccessful in continuing to establish our brand identity, we may be materially adversely affected.

Unfavorable currency exchange rate fluctuations could adversely affect us.

As a result of our foreign operations, we have sales, costs, assets and liabilities that are denominated in foreign currencies, primarily the Japanese yen. For example:

•	some of the sales of our products to Fujitsu are denominated in Japanese yen;

•	some fixed asset purchases are denominated in Japanese yen and European Union euros; and

•	some of our manufacturing costs are denominated in Japanese yen, Chinese renminbi and other foreign currencies such as the Thai baht and Malaysian ringgit.

We recently began selling directly to customers previously served by AMD, and we expect to also have sales denominated in European Union euros. As a consequence, movements in exchange rates could cause our U.S. dollar-denominated expenses to increase as a percentage of net sales, affecting our profitability and cash flows. Although as of July 2, 2006, we did not have any foreign currency forward exchange contracts, due in part to a natural netting of exposures, we expect to have some outstanding foreign exchange contracts in future quarters. Generally, we “hedge” only a portion of our foreign currency exchange exposure. Moreover, we determine our total foreign currency exchange exposure using projections of long-term expenditures for items such as equipment and materials used in manufacturing. We cannot assure you that these activities will be successful in reducing our foreign exchange rate exposure. Failure to do so could have a material adverse effect on us.

Worldwide economic and political conditions may adversely affect demand for our products.

Worldwide economic conditions may adversely affect demand for our products. For example, China’s economy has been growing at a fast pace over the past several years, and the Chinese government introduced various measures to slow down the pace of economic growth. We believe some of these measures negatively impacted demand for our Flash memory products in the second half of fiscal 2004. A decline in economic conditions in China could lead to declining worldwide economic conditions. If economic conditions decline, whether in China or worldwide, we could be materially adversely affected.

Our consolidated financial results could also be significantly and adversely affected by geopolitical concerns and world events, such as wars and terrorist attacks. Our revenues and financial results have been and could be negatively affected to the extent geopolitical concerns continue and similar events occur or are anticipated to occur. In particular, consequences of military action in the Middle East have in the past, and may in the future, adversely affect demand for our products and our relationship with various third parties with which we collaborate. In addition, terrorist attacks may negatively affect our operations, directly or indirectly, and such attacks or related armed conflicts may directly impact our physical facilities or those of our suppliers or customers. Furthermore, these attacks may make travel and the transportation of our products more difficult and more expensive, which could materially adversely affect us.

The United States has been and may continue to be involved in armed conflicts that could have a further impact on our sales and our supply chain. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of armed conflicts are unpredictable, and we may not be able to foresee events that could have a material adverse effect on us. More generally, any of these events could cause consumer confidence and spending to decrease or result in increased volatility in the U.S. economy and worldwide financial markets. Any of these occurrences could have a material adverse effect on us.

Our operations in foreign countries are subject to political and economic risks, which could have a material adverse effect on us.

The majority of our wafer fabrication capacity is located in Japan and nearly all final test and assembly of our products is performed at our facilities in China, Malaysia and Thailand and by third parties in Taiwan and Japan. In addition, we have international sales operations and, as part of our business strategy, we are continuing to seek to expand our product sales in high growth markets.

The political and economic risks associated with our sales to and operations in foreign countries include:

•	expropriation;

•	changes in political or economic conditions;

•	changes in tax laws, trade protection measures and import or export licensing requirements;

•	difficulties in protecting our intellectual property;

•	difficulties in achieving headcount reductions;

•	changes in foreign currency exchange rates;

•	restrictions on transfers of funds and other assets of our subsidiaries between jurisdictions;

•	changes in freight and interest rates;

•	disruption in air transportation between the United States and our overseas facilities; and

•	loss or modification of exemptions for taxes and tariffs.

Any conflict or uncertainty in the countries in which we operate, including public health or safety concerns, natural disasters or general economic factors, could have a material adverse effect on our business. Any of the above risks, should they occur, could have a material adverse effect on us.

We are subject to a variety of environmental laws that could result in liabilities.

Our operations and properties are subject to various U.S., Japanese, European and other foreign environmental laws and regulations, including those relating to materials used in our products and manufacturing processes, discharge of pollutants into the environment, the treatment, transport, storage and disposal of solid and hazardous wastes, and remediation of contamination. These laws and regulations require us to obtain permits for our operations, including the discharge of air pollutants and wastewater. From time to time, our facilities are subject to investigation by governmental regulators. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with any of them, a range of consequences could result, including fines, suspension of production, alteration of manufacturing processes, sales limitations, criminal and civil liabilities or other sanctions. We could also be held liable for any and all consequences arising out of exposure to hazardous materials used, stored, released, disposed of by us or located at or under our facilities or other environmental or natural resource damage.

Certain environmental laws, including the U.S. Comprehensive, Environmental Response, Compensation and Liability Act of 1980, or the Superfund Act, impose strict, joint and several liability on current and previous owners or operators of real property for the cost of removal or remediation of hazardous substances and impose liability for damages to natural resources. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances. These environmental laws also assess liability on persons who arrange for hazardous substances to be sent to disposal or treatment facilities when such facilities are found to be contaminated. Such persons can be responsible for cleanup costs even if they never owned or operated the contaminated facility. Two of our manufacturing sites are, or are located within, a federal Superfund site. Although we have not yet been, we could be named a potentially responsible party at these or other Superfund or other contaminated sites in the future. The costs associated with such sites could be material. In addition, contamination that has not yet been identified could exist at our other facilities.

Environmental laws are complex, change frequently and have tended to become more stringent over time. For example, the European Union recently began imposing stricter requirements regarding reduced lead content in semiconductor packaging. While we have budgeted for foreseeable environmental expenditures, we cannot assure you that environmental laws will not change or become more stringent in the future. Therefore, we cannot assure you that our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not have a material adverse effect on us.

Our worldwide operations and the operations of our suppliers could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses.

Our worldwide operations could be subject to natural disasters and other business disruptions, which could harm our future revenue and financial condition and increase our costs and expenses. For example, our corporate headquarters are located near major earthquake fault lines in California, and three of our four wafer fabrication facilities are located near major earthquake fault lines in Japan. In addition, our assembly and test facilities located in China, Malaysia and Thailand may be affected by tsunamis. In the event of a major earthquake, tsunami or other natural or manmade disaster, we could experience loss of life of our employees, destruction of facilities or other business interruptions, any of which could materially adversely affect us.

Furthermore, the operations of our raw material suppliers could be subject to natural disasters and other business disruptions, which could cause shortages and price increases in various essential raw materials, such as liquid hydrogen, which are required to manufacture our products. If we are unable to procure an adequate supply of raw materials that are required for us to manufacture our products, or if the operations of our other suppliers of such raw materials are affected by natural disasters or business disruptions, we may have to reduce our manufacturing operations. Such a reduction could in the future have a material adverse effect on us.

We may be delayed or prevented from taking actions that require the consent of AMD and Fujitsu, whose interests may differ from or conflict with our interests or those of our other stockholders, which could decrease the value of your shares.

Our bylaws provide that for so long as AMD or Fujitsu maintains specified ownership levels in our common stock, we will not be able to take the following actions without the prior consent of AMD and/or Fujitsu, as applicable:

•	engage in or undertake any material activity unrelated to our current Flash memory business, for so long as AMD’s aggregate ownership interest in us is at least 20 percent;

•	amend the charter documents of any of our subsidiaries if such amendment would adversely and disproportionately affect AMD relative to Fujitsu, for so long as AMD’s aggregate ownership interest in us is at least 15 percent;

•	amend our certificate of incorporation or bylaws or effect any resolution to wind up Spansion Inc. or any other subsidiary, for so long as AMD’s or Fujitsu’s aggregate ownership interest in us is at least ten percent;

•	shut down operations at JV3 before April 1, 2007, any facilities of the non-manufacturing organization of our wholly owned subsidiary Spansion Japan before April 1, 2007, operations at JV1 or JV2 before April 1, 2007 without giving AMD and Fujitsu six months advance notice or operations at our assembly and test facility in Kuala Lumpur, Malaysia before April 1, 2007 without giving AMD and Fujitsu three months advance notice, for so long as AMD or Fujitsu owns any shares of any class of our common stock; or

•	reduce headcount at JV1, JV2 or JV3 by more than ten percent prior to April 1, 2007 or reduce headcount at any facilities of the non-manufacturing organization of Spansion Japan by more than 15 percent prior to April 1, 2007, for so long as AMD or Fujitsu owns any shares of any class of our common stock.

We cannot assure you that the interests of AMD and Fujitsu will be aligned with our interests or those of our other stockholders with respect to such decisions. As a result, we may be unable to take steps that we believe are desirable and in the best interests of our stockholders. In addition, these consent rights could make an acquisition of us more difficult, even if the acquisition may be considered beneficial by some stockholders.

The interests of AMD and Fujitsu, and our directors nominated by them, may differ from or conflict with our interests or those of our other stockholders.

When exercising their rights as our stockholders, either alone or in concert, AMD and Fujitsu may take into account not only our interests but also their interests and the interests of their other affiliates. Our interests and the interests of AMD and Fujitsu may at times conflict since the growth of our business depends, in part, on successful competition with other semiconductor companies. These conflicts may result in lost corporate opportunities for us, including opportunities to enter into lines of business that may overlap with those pursued by AMD and Fujitsu. We may not be able to resolve any potential conflicts, and, even if we do so, the resolution may be less favorable to us than if we were dealing with unaffiliated parties.

Various other conflicts of interest between our two principal stockholders and us may arise in the future in a number of areas relating to our business and relationships, including potential acquisitions of businesses or properties, intellectual property matters, transfers by AMD or Fujitsu of all or any portion of its ownership interest in us or its other assets, which could be to one of our competitors, indemnity arrangements, service arrangements and business opportunities that may be attractive to AMD, Fujitsu and us.

AMD and Fujitsu are our two largest stockholders. AMD has the right to elect two members to our board of directors, and following this offering will have the right to elect one member to our board of directors. Fujitsu has the right to elect one member to our board of directors. Each stockholder’s ability to elect directors is subject to reduction based on the amount of our common stock that they own and this right terminates when their ownership in us falls below ten percent.

In addition, the directors appointed by AMD and Fujitsu continue to hold positions at AMD and Fujitsu. Individuals who are our directors and also officers of either AMD or Fujitsu have a duty of care and loyalty to us when acting in their capacities as our directors and a duty of care and loyalty to AMD or Fujitsu when acting as their officers or directors. However, our certificate of incorporation provides that in the event a director or officer of our company who is also a director or officer of AMD or Fujitsu acquires knowledge of a potential business opportunity that may be deemed a corporate opportunity of our company and AMD or Fujitsu, such opportunity will belong to AMD or Fujitsu, as applicable, unless it has been expressly offered to such director or officer in writing solely in his or her capacity as a director or officer of our company. Ownership of AMD common stock, or stock options to acquire AMD common stock by any of our directors and officers could create, or appear to create, potential conflicts of interest when those directors and officers are faced with decisions that could have different implications for AMD than they do for us.

Third parties may seek to hold us responsible for liabilities of AMD and Fujitsu that we did not assume in our agreements.

Under our agreements with AMD and Fujitsu, we agreed to assume liabilities related to our business after June 30, 2003, and liabilities related to our business prior to June 30, 2003 if such liabilities were reflected as accruals or reserves on the AMD and Fujitsu contributed balance sheets. Our assumed liabilities include claims made with respect to Flash memory products sold after June 30, 2003, even if such products were manufactured prior to June 30, 2003, and warranty claims with respect to products sold prior to June 30, 2003 to the extent such warranty claims were reflected as accruals or reserves on the AMD and Fujitsu contributed balance sheets. The allocation of assets and liabilities between AMD, Fujitsu and us may not reflect the allocation that would have been reached between unaffiliated parties and may be less favorable to us as a result. Third parties may seek to hold us responsible for AMD’s and Fujitsu’s retained liabilities. If our losses for AMD’s and Fujitsu’s retained liabilities were significant and we were ultimately held liable for them, we cannot assure you that we would be able to recover the full amount of our losses.

We rely on Fujitsu to be our sole distributor in Japan.

We currently rely on Fujitsu to act as the sole distributor of our products to customers in Japan, which in fiscal 2005 was one of our most important geographic markets. Under our distribution agreement with Fujitsu, Fujitsu has agreed to use its best efforts to promote the sale of our products in Japan and to other customers served by Fujitsu. In the event that we reasonably determine that Fujitsu’s sales performance in Japan and to those customers served by Fujitsu is not satisfactory based on specified criteria, then we have the right to require Fujitsu to propose and implement an agreed-upon corrective action plan. If we reasonably believe that the corrective action plan is inadequate, we can take steps to remedy deficiencies ourselves through means that include appointing another distributor as a supplementary distributor to sell products in Japan and to customers served by Fujitsu. Pursuing these actions would be costly and disruptive to the sales of our products in Japan. If Fujitsu’s sales performance in Japan is unsatisfactory or if we are unable to successfully maintain our distribution agreement and relationship with Fujitsu as a result of the Texas Instruments intellectual property claims or otherwise, and we could not timely find a suitable supplementary distributor, we would be materially adversely affected.

We may experience increased costs resulting from decreased purchasing power since we are no longer a majority-owned subsidiary of AMD.

When we were a majority-owned subsidiary of AMD, AMD procured goods, such as raw materials, technology, such as software licenses, and services on our behalf, and we benefited from AMD’s size and purchasing power. Now that we are no longer a majority-owned subsidiary of AMD and we are an independent company, AMD is not able to procure goods, technology and services for us under AMD’s existing agreements with suppliers. Because we are a smaller and less diversified company than AMD is today, and we do not have access to financial and other resources comparable to those of AMD, we may be unable to obtain goods, technology and services at prices and on terms as favorable as those available to us while we were a majority-owned subsidiary of AMD, which could have a material adverse effect on us.

In addition, AMD relied on third-party providers to deliver our products to customers, to distribute materials for our wafer fabrication facilities and to provide some information technology services to us, including helpdesk support, desktop application services, business and software support applications, server and storage administration, data center operations, database administration and voice, video and remote access. We are no longer a beneficiary under these agreements, and have to renegotiate the terms with these suppliers or bring these capabilities in-house. Vendors may require the payment of additional fees, which could have a material adverse effect on us.

AMD and Fujitsu may continue to use all of our intellectual property and the intellectual property they have transferred to us.

In connection with our reorganization as Spansion LLC in June 2003, AMD and Fujitsu transferred approximately 400 patents and patent applications to us. In addition, AMD and Fujitsu contributed additional patents to us at the time of our initial public offering. However, both AMD and Fujitsu have retained the rights to use any patents contributed to us for an unlimited period of time. In addition, under their respective patent cross-license agreements with us, AMD and Fujitsu have also obtained licenses to our present and future patents with effective filing dates prior to the later of June 30, 2013, or such date on which they have transferred all of their shares in us, although the scope of patents under license can be impacted by a change in control of the parties or their semiconductor groups. These licenses continue until the last to expire of the patents under license expires and provide AMD and Fujitsu with licenses to all of our present and future patents in existence through such cross-license termination date. Furthermore, we entered into an Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement with AMD and Fujitsu in connection with our reorganization as Spansion Inc. in December 2005. Pursuant to that agreement, subject to our confidentiality obligations to third parties, and only for so long as AMD’s and Fujitsu’s ownership interests in us remain above specific minimum levels, we are obligated to identify any of our technology to each of AMD and Fujitsu, and to provide copies of and training with respect to that technology to them. In addition, pursuant to this agreement we have granted a non-exclusive, perpetual, irrevocable fully paid and royalty-free license of our rights, other than patent and trademark rights, in that technology to each of AMD and Fujitsu. AMD may grant licenses under our patents, provided that these licenses are of no broader scope than, and are subject to the same terms and conditions that apply to, any license of AMD’s patents granted in connection with such license, and the recipient of such license grants to us a license of similar scope under its patents.

Under our non-competition agreement, both AMD and Fujitsu have agreed that they will not directly or indirectly engage in a business, and have agreed to divest any acquired business, that manufactures or supplies standalone semiconductor devices (including single chip, multiple chip or system devices) containing certain Flash memory, which is the business in which we primarily compete. With respect to each of AMD and Fujitsu, this non-competition restriction will last until the earlier of (i) two years from the date such stockholder’s ownership in us falls to or below five percent, or (ii) the dissolution of our company. After that time, should they ever decide to re-enter the Flash memory business, AMD or Fujitsu could use our present and future patents and technologies licensed by us to AMD and Fujitsu under the cross licenses and our Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement to compete against us. If either AMD or Fujitsu were to compete with us, we could be materially adversely affected.

Our stock price may decline as a result of sales of common stock by us, AMD or Fujitsu.

Sales of substantial amounts of our common stock, or the possibility of those sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of additional equity securities.

Subject to any applicable U.S. federal and state securities laws, after the expiration of a 90-day lock-up period beginning on the date of this prospectus (which may be waived by the representatives of the underwriters), AMD and Fujitsu may sell shares of our common stock that they beneficially own after the completion of this offering. In addition, after the expiration of this 90-day period, we could also issue and sell additional shares of our common stock. Any sale by AMD, Fujitsu or us of our common stock in the public market, or the perception that sales could occur, could adversely affect prevailing market prices for our common stock.

Being a public company increases our expenses and administrative burden.

As a public company, we are incurring significant legal, accounting and other expenses that we did not incur as a private company. In addition, our management team and administrative staff are required to perform additional tasks.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission and the Nasdaq Stock Market, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to continue to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed.

Risks Related to this Offering

Our stock price may be volatile, and stockholders may lose all or part of their investment.

The market price of shares of our common stock has been volatile and may in the future be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated changes in our operating results;

•	changes in financial estimates by securities analysts;

•	fluctuations in the valuation of companies perceived to be comparable to us;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, divestitures, joint ventures or other strategic initiatives; and

•	stock price and volume fluctuations attributable to inconsistent trading volume levels or other factors.

Furthermore, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of shares of our common stock. In the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could materially adversely affect us.

If securities or industry analysts publish negative reports about our business, the price and trading volume of our securities could decline.

The trading market for our securities depends, in part, on the research reports and ratings that securities or industry analysts or ratings agencies publish about us, our business and the Flash memory market in general. We do not have any control over these analysts or agencies. If one or more of the analysts or agencies who cover us downgrades us or our securities, the price of our securities may decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our securities or trading volume to decline.

We currently do not intend to pay dividends on our common stock and, consequently, our stockholders’ only opportunity to achieve a return on their investment is through appreciation in the price of our common stock.

We currently do not plan to pay dividends on shares of our common stock in the foreseeable future and are currently prohibited from doing so in specific circumstances under agreements governing our borrowing arrangements. The terms of our senior secured revolving credit facility limit our ability to pay cash dividends on any shares of our common stock. Furthermore, if we are in default under this credit facility, our ability to pay cash dividends will be limited in the absence of a waiver of that default or an amendment to that facility. Similar prohibitions are applicable under the indenture governing the outstanding notes issued by Spansion LLC. In addition, because we are a holding company, our ability to pay cash dividends on shares of our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries, including the restrictions under the indenture governing the notes. Our common stock will rank junior as to payment of dividends to any series of preferred stock that we may issue in the future. Generally, unless full dividends including any cumulative dividends still owing on all outstanding shares of any preferred stock have been paid, no dividends will be declared or paid on our common stock. Consequently, your only opportunity to achieve a return on your investment in our company will be if the market price of our common stock appreciates.

Any future issuance of our preferred stock could adversely affect holders of our common stock.

Our board of directors is authorized to issue shares of preferred stock without any action on the part of our stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such series of shares of preferred stock that may be issued, including voting rights, dividend rights and preferences over our common stock with respect to dividends or if we liquidate, dissolve or wind up our business and other terms. If we issue preferred stock in the future that has preference over our common stock with respect to the payment of dividends or upon our liquidation, dissolution or winding up of our affairs, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of holders of our common stock or the market price of our common stock could be adversely affected.

Provisions in our corporate governance documents as well as Delaware law may delay or prevent an acquisition of us that stockholders may consider favorable, which could decrease the value of your shares.

Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors. These provisions include restrictions on the ability of our stockholders to remove directors, a classified board of directors and limitations on action by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to make an acquisition of us more difficult. Although we believe these provisions protect our stockholders from coercive or otherwise unfair takeover tactics and thereby provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders. For more information on these protective provisions, see “Description of Capital Stock” found elsewhere in this prospectus.

FORWARD-LOOKING STATEMENTS

The statements in this prospectus include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. These statements relate to future events or our future financial performance. Forward-looking statements may include words such as “may,” “will,” “should,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue” or other wording indicating future results or expectations. Forward-looking statements are subject to risks and uncertainties, and actual events or results may differ materially. Factors that could cause our actual results to differ materially include, but are not limited to, those discussed under “Risk Factors” in this prospectus and the following factors:

•	our ability to successfully introduce our next generation products to market in a timely manner;

•	our ability to effectively and timely achieve volume production of our next generation products;

•	our ability to increase market acceptance of our products based on our MirrorBit technology;

•	our ability to accelerate our product development cycle;

•	our ability to penetrate further the integrated category of the Flash memory market with our high density products and expand the number of customers in emerging markets;

•	our ability to successfully develop and transition to the latest technologies;

•	our ability to finance, construct and equip SP1 and have 300-millimeter Flash memory wafer manufacturing capacity in fiscal 2008;

•	our ability to implement successfully our cost reduction efforts;

•	our ability to control our operating expenses, particularly our marketing, general and administrative costs;

•	our ability to design and implement new enterprise-wide information systems in a timely and cost-effective manner;

•	our ability to develop our MirrorBit ORNAND and MirrorBit Quad architectures, introduce new products based on these architectures, and to achieve customer acceptance of these products, particularly among mobile phone OEMs;

•	our ability to develop systems-level solutions that provide value to customers of our products;

•	our ability to enter new markets not traditionally served by Flash memory by, for example, integrating logic functions within high density arrays of Flash memory;

•	our ability to negotiate successfully patent and other intellectual property licenses and patent cross-licenses and acquire additional patents; and

•	our ability to complete the sale of our JV1 and JV2 facilities to Fujitsu and to transition to Fujitsu’s provision of foundry services at these facilities.

We undertake no obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this prospectus to conform such statements to actual results or to changes in our expectations.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders. We will pay substantially all of the expenses of the selling stockholders other than underwriting discounts and commissions. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $78,634,400 based upon an assumed offering price of $15.86 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise the over-allotment option, we intend to use the net proceeds from our sale of shares in this offering for capital expenditures, working capital and general corporate purposes. The amounts actually expended for each purpose and the timing of such expenditures will depend on a number of factors, including the amount of cash generated by our operations. Pending their use, we may invest the net proceeds of this offering in liquid investment grade securities.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Our Class A common stock has been listed and traded on The Nasdaq Global Market under the symbol “SPSN” since our initial public offering on December 15, 2005. Prior to that time, there was no public market for our common stock. The following table shows, for the periods indicated, the high and low closing sales price per share for our Class A common stock on The Nasdaq Global Market.

	High	Low
Fiscal year ended December 25, 2005
Fourth Quarter (from December 15, 2005)	$14.00	$13.50

Fiscal year ended December 31, 2006
First Quarter	$15.88	$12.80
Second Quarter	$18.38	$12.96
Third Quarter	$18.30	$13.33
Fourth Quarter (through October 4, 2006)	$15.86	$15.50

On October 4, 2006, the last sale price of our Class A common stock as reported on The Nasdaq Global Market was $15.86 per share. As of October 4, 2006, there were approximately three holders of record of our common stock. Because many of our shares are held by brokers and other institutions on behalf of stockholders, we are unable to estimate the total number of stockholders represented by these recordholders.

We have never paid any cash dividends on our common stock and have no present plans to do so. We expect to retain our future earnings, if any, for use in the operation and expansion of our business. In addition, our common stock will rank junior as to payment of dividends to any series of preferred stock that we may issue in the future. The terms of our senior secured revolving credit facility limit our ability to pay cash dividends on any shares of our common stock. In addition, because we are a holding company, our ability to pay cash dividends on shares of our common stock may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries, including the restrictions under our senior secured revolving credit facility and indentures governing our outstanding debt. Subject to the foregoing, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as our earnings levels, capital requirements, overall financial condition and any other factors deemed relevant by our board.

CAPITALIZATION

The following table summarizes our cash and capitalization as of July 2, 2006 on (i) an actual basis, (ii) an as adjusted basis to give effect to the conversion of all of the outstanding shares of Class D common stock into shares of Class A common stock (on a one for one basis) immediately prior to this offering and, assuming the underwriters do not exercise their over-allotment option, taking into account the offering expenses payable by us and (iii) an as adjusted basis, assuming the underwriters exercise their over-allotment option in full, giving effect to the sale by us of 5,250,000 shares of common stock at the assumed offering price of $15.86 per share and our receipt of the net offering proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with the information under “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Description of Capital Stock,” and with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of July 2, 2006
	Actual	As Adjusted Without Over-Allotment	As Adjusted With Over-Allotment
	(in thousands, except share data)
Cash and cash equivalents	$354,531	$353,231	$433,165

Total long-term debt and capital lease obligations, including current portion, and notes payable to banks under revolving loans	$619,377	$619,377	$619,377
Stockholders’ equity:
Class A common stock, $0.001 par value—authorized 714,999,998 shares; 96,350,113 shares issued and outstanding; 128,836,422 shares issued and outstanding on an as adjusted basis, without over-allotment; 134,086,422 shares issued and outstanding on an as adjusted basis, with over-allotment	97	129	134
Class B common stock, $0.001 par value—authorized 1 share; 1 share issued and outstanding	—	—	—
Class C common stock, $0.001 par value—authorized 1 share; 1 share issued and outstanding	—	—	—
Class D common stock, $0.001 par value—authorized 35,000,000 shares; 32,352,934 shares issued and outstanding; no shares issued or outstanding on an as adjusted basis	32	—	—
Additional paid-in capital	2,124,637	2,124,637	2,203,266
Accumulated deficit	(232,053)	(233,353)	(232,053)
Accumulated other comprehensive loss	(46,747)	(46,747)	(46,747)

Total stockholders’ equity	1,845,966	1,844,666	1,924,600

Total capitalization	$2,465,343	$2,464,043	$2,543,977

The table above does not reflect an aggregate of approximately 16,800,000 shares of Class A common stock issuable upon exercise of outstanding stock options, upon vesting of outstanding restricted stock units and upon exchange of Spansion LLC’s 2.25% Exchangeable Senior Subordinated Debentures due 2016.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected historical consolidated financial data. For periods prior to April 1, 2003, we used fiscal years beginning April 1 and ending March 31, which included 52 weeks. In connection with our reorganization effective June 30, 2003, we adopted a fiscal year ending the last Sunday of December. Fiscal 2003 was therefore a transition year beginning April 1, 2003 and ending December 28, 2003, during which we operated as FASL for the first three months and then operated as Spansion LLC for the final six months. Fiscal 2003 included approximately 39 weeks. Fiscal 2004 ended December 26, 2004 and fiscal 2005 ended December 25, 2005, and each included 52 weeks. The selected consolidated statement of operations data for the nine months ended December 28, 2003 and the years ended December 26, 2004 and December 25, 2005 and the selected balance sheet data as of December 26, 2004 and December 25, 2005 have been derived from, and should be read together with, our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended March 31, 2002 and March 31, 2003 and the selected balance sheet data as of March 31, 2002, March 31, 2003 and December 28, 2003 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated statement of operations data for the six months ended June 26, 2005 and July 2, 2006 and the selected consolidated balance sheet data as of July 2, 2006 have been derived from, and should be read together with, our unaudited consolidated financial statements included elsewhere in this prospectus. The historical results are not necessarily indicative of the results to be expected in any future periods, and the results for the six months ended July 2, 2006 should not be considered indicative of results to be expected for the full fiscal year. The following selected historical financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	Year Ended		Nine Months Ended Dec. 28 2003	Year Ended		Six Months Ended
	Mar. 31, 2002	Mar. 31, 2003		Dec. 26 2004	Dec. 25 2005	Jun. 26, 2005	Jul. 2 2006(1)
	(in thousands, except per share amounts)
Statement of Operations Data(2):
Net sales	$—	$—	$—	$—	$—	$—	$396,735
Net sales to members/related parties	816,183	961,950	1,193,212	2,262,227	2,002,805	895,556	820,546

Total net sales	816,183	961,950	1,193,212	2,262,227	2,002,805	895,556	1,217,281
Cost of sales	776,323	921,924	1,086,030	1,840,862	1,809,929	867,163	976,285

Gross profit	39,860	40,026	107,182	421,365	192,876	28,393	240,996

Other expenses:
Research and development	—	—	146,947	280,954	295,849	145,976	176,358
Marketing, general and administrative	871	4,811	74,200	137,159	181,910	81,525	129,724

Operating income (loss)	38,989	35,215	(113,965)	3,252	(284,883)	(199,108)	(65,086)
Interest and other income (expense), net(3)	3,143	(202)	1,335	3,198	3,173	2,064	(147)
Interest expense	(1,271)	(1,867)	(20,733)	(40,165)	(45,032)	(22,211)	(37,185)

Income (loss) before income taxes	40,861	33,146	(133,363)	(33,715)	(326,742)	(219,255)	(102,418)
Provision (benefit) for income taxes	17,084	12,169	(4,420)	(14,013)	(22,626)	(24,389)	(1,782)

Net income (loss)	$23,777	$20,977	$(128,943)	$(19,702)	$(304,116)	$(194,866)	$(100,636)

Net income (loss) per share:
Basic and diluted(4)	$0.33	$0.29	$(1.78)	$(0.27)	$(4.15)	$(2.69)	$(0.78)
Shares used in per share calculation
Basic and diluted(4)	72,549	72,549	72,549	72,549	73,311	72,549	128,311

	As of
	Mar. 31, 2002	Mar. 31, 2003	Dec. 28, 2003	Dec. 26, 2004	Dec. 25, 2005	Jul. 2, 2006
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$30	$25	$329,544	$196,138	$725,816	$364,393
Working capital (deficit)	(208,794)	(110,741)	640,184	359,420	881,902	732,771
Total assets	1,189,877	1,273,072	3,125,623	2,919,515	3,301,965	2,993,227
Long-term debt and capital lease obligations, including current portion, and notes payable to banks under revolving loans	287,219	152,704	899,684	773,597	759,613	619,377
Members’ capital/stockholders’ equity	717,085	808,600	1,657,595	1,647,207	1,921,977	1,845,966

(1)	Net loss for the six months ended July 2, 2006 included stock-based compensation expense of $14.2 million, which consisted of $10.5 million related to our stock options and restricted stock units, and $3.7 million related to AMD stock options granted to our employees.
(2)	As discussed more fully in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” we began producing and selling finished Flash memory devices effective June 30, 2003, which significantly affected our operating results as compared to earlier periods when we solely produced and sold Flash memory wafers.
(3)	Interest and other income (expense), net for the six months ended July 2, 2006 included a $17.3 million loss on early extinguishment of debt as a result of the repurchase and cancellation of Spansion LLC’s 12.75% Senior Subordinated Notes and $6.9 million of realized gain from the sale of marketable securities.
(4)	Diluted net income (loss) per share is computed using the weighted-average number of common shares and excludes potential common shares, as their effect is antidilutive. The potential common shares resulting from stock options and restricted stock units that were antidilutive for fiscal 2005 totaled approximately 5.5 million shares. The potential common shares resulting from stock options, restricted stock units and shares issuable upon exchange of Spansion LLC’s 2.25% Exchangeable Senior Subordinated Debentures that were antidilutive for the six months ended July 2, 2006 totaled approximately 16.8 million shares.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with the audited financial statements and related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in this prospectus. See the disclosure regarding “Forward-Looking Statements” elsewhere in this prospectus.

Overview

We are one of the largest Flash memory providers and the largest company in the world dedicated exclusively to designing, developing, manufacturing, marketing and selling Flash memory, a critical semiconductor component of nearly every electronic product and one of the fastest growing segments of the semiconductor industry. Our Flash memory is integrated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment, personal computers and PC peripherals. Our Flash memory solutions are incorporated in products from original equipment manufacturers, or OEMs, in each of these markets, including all of the top ten mobile phone OEMs, all of the top ten consumer electronics OEMs and all of the top ten automotive electronics OEMs. We operate four Flash memory wafer fabrication facilities, or fabs, four assembly and test sites and a development fab, known as our Submicron Development Center, or SDC. We are headquartered in Sunnyvale, California, with Japanese headquarters in Kawasaki, Japan.

For the first six months of fiscal 2006, our net sales were $1.2 billion and our net loss was $101 million. For fiscal 2005, our net sales were $2.0 billion and our net loss was $304 million. Total net sales for the first six months of fiscal 2006 increased significantly compared to the corresponding period of fiscal 2005. Net loss for the first six months of fiscal 2006 includes stock-based compensation expense of $14.2 million.

Our results for the first six months of fiscal 2006 reflected an increase in unit shipments and sales generated from products based on our MirrorBit technology, which represented approximately 39 percent of total net sales for the six months ended July 2, 2006, compared with approximately 17 percent of total net sales for the corresponding period of fiscal 2005. During the six months ended July 2, 2006, we transitioned our information technology systems and our sales processes from AMD, which, along with Fujitsu, had previously served as the sole distributor of our products. With this transition, we now sell our products directly to AMD’s former customers and to customers not served solely by Fujitsu. We have also expanded our administrative functions and reduced our reliance on AMD’s provision of administrative services.

History

We were originally organized as a Flash memory manufacturing venture of AMD and Fujitsu in 1993 named Fujitsu AMD Semiconductor Limited, or FASL. The primary function of FASL was to manufacture and sell Flash memory wafers to AMD and Fujitsu, who in turn converted the Flash memory wafers into finished Flash memory products and sold them to their customers. AMD and Fujitsu were also responsible for all research and development and marketing activities and provided FASL with various support and administrative services.

By 2003, AMD and Fujitsu desired to expand the operations of FASL to: achieve economies of scale; add additional Flash memory wafer fabrication capacity; include assembly, test, mark and pack operations; include research and development capabilities; and include various marketing and administrative functions. To accomplish these goals, in 2003, AMD and Fujitsu reorganized our business as a Flash memory company called FASL LLC, later renamed Spansion LLC, by integrating the manufacturing venture with other Flash memory assets of AMD and Fujitsu. Since this reorganization, until the beginning of the second quarter of 2006, we manufactured and sold finished Flash memory devices to customers worldwide through our two sole distributors,

AMD and Fujitsu. Since the beginning of the second quarter of 2006, we have sold our products directly to our customers and customers not served solely by Fujitsu. Fujitsu acts as our sole distributor in Japan and also as a nonexclusive distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions. We were reorganized from Spansion LLC into Spansion Inc. in connection with our initial public offering in December 2005.

Since AMD’s sales force responsible for selling our products was transferred to us, we no longer pay AMD a distribution margin resulting in an increase to net sales. This increase in net sales is offset, at least in part, by increased marketing, general and administrative expenses that we incur as we use our own sales force to sell our products directly to customers.

Fujitsu agreed to reduce the distribution margin earned by Fujitsu on the sale of our Flash memory products from 6.5 percent to 4.3 percent beginning in the second quarter of fiscal 2005. In addition, the royalty rate we pay to each of AMD and Fujitsu under our patent cross-license agreements with them was reduced from one percent of net sales of our products to 0.5 percent on October 1, 2005, was further reduced to 0.3 percent on December 21, 2005. Following the conversion of our Class D common stock into Class A common stock immediately prior to the completion of this offering, the royalty rate will be further reduced to 0.15 percent, and two years thereafter, will terminate.

Flash Memory Market

Flash memory is one of the largest semiconductor markets. The Flash memory market is characterized by intense competition. The basis of competition is cost, selling price, performance, quality, customer relationships and ability to provide value-added solutions. To compete successfully, a supplier of Flash memory must continuously invest in manufacturing capacity and process technologies while keeping unit manufacturing costs as low as possible. Economies of scale dictate that fabs must be large to achieve competitive manufacturing costs.

Our business operations and financial results are impacted by a number of factors, including the cyclicality of the Flash memory market caused by wide fluctuations in product supply and demand, constant and rapid technological change, continuous new product introduction and price erosion. The expenses associated with our fabs are primarily fixed. Variations in capacity utilization of our fabs therefore significantly impact our gross margins. Rapid technological change and variations in product supply and demand make capacity planning and fab utilization difficult to predict accurately.

Basis of Presentation

Fiscal 2003, 2004 and 2005

In connection with our reorganization, we adopted a fiscal year ending on the last Sunday of December. Fiscal 2003 was therefore a transition year beginning April 1, 2003 and ending December 28, 2003, during which we operated as FASL for the first three months and then operated as Spansion for the final six months. Fiscal 2003 consisted of approximately 39 weeks. Fiscal 2004 began on December 29, 2003 and ended on December 26, 2004, consisting of 52 weeks. Fiscal 2005 began on December 27, 2004 and ended on December 25, 2005, consisting of 52 weeks.

Six Months Ended June 26, 2005 and July 2, 2006

The six months ended June 26, 2005 and July 2, 2006 consisted of 26 weeks and 27 weeks.

Financial Operations Overview

The following describes line items in our consolidated statements of operations.

Revenue Recognition

Prior to the second quarter of fiscal 2006, we generally recognized revenue when AMD and Fujitsu sold our products to their OEM customers and title and risk of loss for the products transferred to the OEM. In the second quarter of fiscal 2006, we began selling our products directly to the customers previously served by AMD. Since such time, we generally recognize revenue when we have sold our products to our OEM customers and title and risk of loss for the products have transferred to the OEM. However, under the shipping terms for some OEM customers, title and risk of loss do not pass until delivery of products to the customer’s designated location, and for such sales, we defer the recognition of revenue and related costs until such customers take delivery of our products. Estimates of product returns and sales allowances, related to reasons other than product quality, are based on actual historical experience and are recorded as a reduction in revenue at the time revenue is recognized. We did not offer product return, stock rotation and price protection rights to AMD prior to June 30, 2003.

Prior to the second quarter of fiscal 2006, AMD sold our products to its distributors under terms allowing these distributors certain rights of return, stock rotation and price protection privileges on unsold merchandise held by them. We extended the same rights on these Flash memory product sales to AMD. Accordingly, we deferred revenue and related product costs from such sales to AMD as deferred income on shipments to related party/member, until the merchandise was resold by AMD’s distributors. Since the second quarter of fiscal 2006, we have deferred revenue and related product costs from such sales as deferred income until the merchandise is resold by our distributors. We also sell some of our products to some distributors under sales arrangement whose terms do not allow for rights of returns or price protection on unsold products held by them. In these instances, we recognize revenue when we ship the product directly to the distributors.

Fujitsu also sells our products to its distributors. Our distribution agreement with Fujitsu grants limited stock rotation rights to Fujitsu and allows Fujitsu to provide similar limited rights to some of its distributors. However, to date, Fujitsu has not extended these rights to its distributors. Accordingly, we recognize revenue for sale of products sold to Fujitsu when Fujitsu sells our products to its distributors.

Net Sales to AMD and Fujitsu

Prior to June 30, 2003, we generated net sales by selling Flash memory wafers to AMD and Fujitsu on a cost plus a pre-determined margin (cost plus) basis. Since June 30, 2003, until the beginning of the second quarter of 2006, we generated net sales by manufacturing and selling finished Flash memory devices to customers worldwide through our two sole distributors, AMD and Fujitsu. During this period, our prices to AMD and Fujitsu were based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin. Our results of operations for this period included significantly increased net sales due to our sale of finished Flash memory products as compared to Flash memory wafers.

During the six months ended July 2, 2006, we transitioned our billing and collection processes from AMD following the transition of the AMD sales force to Spansion in fiscal 2005. With this transition, we now sell our products directly to our customers and customers not served solely by Fujitsu. Fujitsu acts as our sole distributor in Japan and also as a nonexclusive distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions. Because of these recent changes, our historical net sales may not be indicative of future net sales.

The main factors that affect revenue are unit volumes, fluctuations in average selling prices and the mix of products sold. Higher density products generally command higher prices than lower density products. However, the selling price for products at a given density tends to decline over time.

Cost of Sales

Cost of sales primarily consists of the cost of finished goods. Principal factors impacting cost of sales include the number of units sold and the mix of products sold with respect to density, the manufacturing process technology employed, the cost of third-party commercial die, if any, incorporated in the product, package costs and test costs. Cost of sales is also impacted by the level of capacity utilization at our manufacturing fabs, as capacity costs are largely fixed and cannot be quickly reduced in proportion to reduced demand and reduced revenues.

Prior to our reorganization in June 2003, we manufactured and sold Flash memory wafers to AMD and Fujitsu. Our cost of sales during that time was primarily the cost of wafer production.

After our reorganization, the cost of finished goods has included the cost of manufacturing and sorting integrated circuits, or “die,” the cost of assembling, testing, marking and packing the die, and the cost of purchasing third-party commercial die, which we incorporate into our multi-chip-products, or MCPs.

We produce die on wafers in our fabrication facilities, or fabs. The cost of manufacturing and sorting die is a function of the cost of producing wafers and the number of die on each wafer. Costs of wafer production are largely fixed and primarily include depreciation, labor and benefits, direct and indirect materials, maintenance and building costs, such as utilities and occupancy costs. The number of die on each wafer is a function of wafer size, Flash memory storage capacity incorporated into the product and manufacturing process technology. For a given manufacturing process technology, the higher the storage capacity of the product the fewer die per wafer. Each new manufacturing process technology permits more die on each wafer at a given storage capacity level. Therefore, the cost of die tends to be higher for products with greater storage capacity but lower for products manufactured on more advanced manufacturing process technologies.

Assembly costs primarily include labor and benefits, depreciation, maintenance and building costs, such as utilities. Test, mark and pack costs primarily include depreciation of testers and handling equipment, labor and benefits and maintenance and building costs such as utilities. Test costs increase as the storage capacity of the product increases, and are higher for products with advanced features.

Cost of sales also includes a royalty for licensed intellectual property paid to AMD, Fujitsu and others, the cost of factory maintenance and repair, the cost of product engineering and product distribution costs, such as freight and duty.

As an increasing portion of our business migrates to MCPs, cost of finished goods will increasingly include the cost of combining static RAM, or SRAM, pSRAM or other third-party commercial die that we purchase from Fujitsu and other unrelated manufacturers and package together with our Flash memory devices. This may adversely affect gross margin percentage due to higher cost of sales associated with our purchase of third-party commercial die that we incorporate into these MCPs.

Research and Development

Prior to our reorganization as Spansion LLC in June 2003, all research and development activities were conducted by AMD and Fujitsu. Since our reorganization, we have conducted the majority of our research and development activities independently. Research and development expense includes the cost of process research and development for new manufacturing and packaging processes and the cost of product research and development of new Flash memory products. Costs of process research and development include depreciation, labor and benefits, direct and indirect materials, maintenance and building costs such as utilities and other costs. Costs of product research and development include labor and benefits expenses of design engineers along with related occupancy costs, the cost of computers, software design tools and mask sets, and the cost of manufacturing, assembling and testing product development wafers in our fabs. In some cases, AMD and Fujitsu have provided, and may continue to provide, research and development services to us on a contract basis, such as in the area of packaging technology, which costs are included in research and development expense. We also participate in alliances or other arrangements with external partners in the area of product technology and systems solutions.

Marketing, General and Administrative

Marketing, general and administrative expenses consist primarily of marketing and general administrative functions, such as information technology, human resources, finance, planning and fees previously paid under our service agreements with AMD and Fujitsu. Prior to our reorganization as Spansion LLC in June 2003, we conducted no marketing or sales activities and maintained a small general and administrative function sufficient to support operation of our fabs. After our reorganization as Spansion LLC, we added our own marketing functions and some administrative functions, although we continued to rely on AMD and Fujitsu to provide some administrative services under our services agreements with them. Subsequent to our initial public offering, we expanded our administrative functions and reduced our reliance on AMD’s provision of administrative services. We no longer rely on AMD to provide us with administrative services.

Operating Income (Loss)

Operating income (loss) consists of net sales less the sum of (i) costs of sales, (ii) research and development costs and (iii) marketing, general and administrative costs.

Interest and Other Income (Expense), Net

Interest and other income (expense), net primarily consists of interest earned on our cash and investments.

Interest Expense

Interest expense is associated with our borrowings under credit agreements with financial institutions, interest on our senior notes and interest on our borrowings from AMD and Fujitsu. We expect our interest expense to increase in fiscal 2006 from fiscal 2005 primarily as a result of the change in interest rates on our debt portfolio.

Provision for Income Taxes

Prior to our reorganization as Spansion LLC in June 2003, we operated as Fujitsu AMD Semiconductor Limited, a Japanese corporation, and were subject to Japanese tax. Following our reorganization as Spansion LLC, and prior to the consummation of our initial public offering, we operated as a Delaware limited liability company that elected to be treated as a partnership for U.S. federal tax reporting and therefore, we were not a taxable entity for U.S. federal income tax purposes. Upon our reorganization as Spansion Inc., we became a U.S. taxable entity for U.S. federal tax reporting. Our foreign subsidiaries are primarily wholly owned and have been taxable as corporations in their respective foreign countries.

Results of Operations

Six Months Ended June 26, 2005 and July 2, 2006 Comparisons

The following is a summary of our total net sales for the six months ended June 26, 2005 and July 2, 2006:

	Six Months Ended
	Jun. 26, 2005	Jul. 2, 2006	Variance in Dollar	Variance in Percent
	(in thousands, except for percentage)
Total net sales	$895,556	$1,217,281	$321,725	36%

Net Sales

Total net sales for the six months ended July 2, 2006 increased 36 percent compared to total net sales for the six months ended June 26, 2005. The increase was primarily attributable to a 40 percent increase in unit shipments. Average selling prices for the six months ended July 2, 2006 as compared to the six months ended June 26, 2005 were relatively flat.

Gross Margin, Expenses, Interest and Other Income (Expense), Net, Interest Expense and Benefit for Income Taxes

The following is a summary of gross margin; expenses; interest and other income (expense), net; interest expense and benefit for income taxes for the six months ended June 26, 2005 and July 2, 2006:

	Jun. 26, 2005	Jul. 2, 2006	Variance in Dollar	Variance in Percent
	(in thousands, except for percentage)
Cost of sales	$867,163	$976,285	$109,122	13%
Gross margin	3%	20%
Research and development	$145,976	$176,358	$30,382	21%
Marketing, general and administrative	81,525	129,724	48,199	59%
Operating loss	(199,108)	(65,086)	134,022	-67%
Interest and other income (expense), net	2,064	(147)	(2,211)	-107%
Interest expense	(22,211)	(37,185)	(14,974)	67%
Benefit for income taxes	24,389	1,782	22,607	-93%

The increase in gross margin was primarily due to an increase in the sales of our higher margin MirrorBit products and improved factory utilization. MirrorBit sales represented approximately 39 percent of sales for the six months ended July 2, 2006 as compared to approximately 17 percent of sales for the six months ended June 26, 2005. The increase in gross margin is partially offset by the stock-based compensation expense of $7.0 million for the six months ended July 2, 2006, which was included in the cost of sales. We did not have a comparable charge for the corresponding period of fiscal 2005.

The increase in research and development expense was primarily due to an increase in 300-millimeter development costs, which represented approximately 36 percent of the increase for the six months ended July 2, 2006. Also, we incurred higher labor costs primarily related to increased headcount during the period and the impact of an extra work week for the six months ended July 2, 2006. The increase in labor costs accounted for approximately 25 percent of the increase for the six months ended July 2, 2006. Research and development expense included $3.6 million of stock-based compensation expense for the six months ended July 2, 2006. We did not have a comparable charge for the corresponding period of fiscal 2005.

The increase in marketing, general and administrative expense was primarily due to the additional information technology, legal and consulting fees incurred as a new public entity. These additional costs accounted for approximately 40 percent of the increase for the six months ended July 2, 2006. Additionally, the increase in headcount, partially offset by the reduction in service charges from AMD, accounted for approximately 38 percent of the increase for the six months ended July 2, 2006. Marketing, general and administrative expense included $3.6 million of stock-based compensation expense for the six months ended July 2, 2006. We did not have a comparable charge for the corresponding period of fiscal 2005.

The increase in interest and other expense, net was primarily due to a $17.3 million loss on early extinguishment of debt as a result of the repurchase and cancellation of Spansion LLC’s 12.75% Senior Subordinated Notes, partially offset by approximately $6.9 million of realized gain from the sale of marketable securities in the second quarter of fiscal 2006. The increase in other expense, net is also partially offset by the increase in income generated from the investment of a portion of the proceeds from our initial public offering in cash equivalents and marketable securities during the six months ended July 2, 2006.

The increase in interest expense was primarily due to the additional interest expense on senior notes and senior subordinated notes issued at the end of the fourth quarter of fiscal 2005.

We recorded an income tax benefit of $1.8 million in the six months ended July 2, 2006 as compared to $24.4 million of tax benefits in the six months ended June 26, 2005. The income tax benefit recorded in the six months ended July 2, 2006 was primarily due to a benefit from resolution of a tax examination in a foreign jurisdiction, offset by tax provisions of our foreign subsidiaries. The income tax benefit recorded in the six months ended June 26, 2005 was primarily related to losses in certain foreign jurisdictions.

As of July 2, 2006, most of our U.S. deferred tax assets, net of deferred tax liabilities, continue to be subject to a full valuation allowance that was initially established in the fourth quarter of fiscal 2005 upon our conversion to a taxable entity immediately prior to our initial public offering. The realization of these assets is dependent on substantial future taxable income which at July 2, 2006, in management’s estimate, is not more likely than not to be achieved.

Other Items

In the second quarter of fiscal 2006, we began selling our products directly to AMD’s former customers and customers not served solely by Fujitsu. The following table summarizes net sales by geographic areas for the periods presented:

	Six Months Ended
	Jun. 26, 2005	Jul. 2, 2006
	(in thousands)
Geographical sales:
Net sales to end customers:
North America	$—	$53,612
China	—	137,126
Other countries	—	205,997
Net sales to related parties:
United States (net sales to AMD)	487,548	336,172
Japan (net sales to Fujitsu) (1)	408,008	484,374

Total	$895,556	$1,217,281

(1)	Products sold to Fujitsu may be distributed to customers outside Japan.

The impact on our operating results from changes in foreign currency exchange rates has not been material, principally because our expenses denominated in yen are generally comparable to our sales denominated in yen, and we enter into foreign currency exchange contracts to mitigate our exposure when yen denominated expenses and sales are not comparable.

As of July 2, 2006, the total unrecognized compensation cost related to unvested stock options and restricted stock unit, or RSU, awards was approximately $42.7 million after reduction for estimated forfeitures, and such stock options and RSU awards will generally vest ratably through 2010.

Year to Year Comparisons

The following is a summary of our net sales for fiscal 2003, fiscal 2004 and fiscal 2005.

	Year Ended(1) December 28, 2003	Year Ended(1) December 26, 2004	Year Ended(1) December 25, 2005
	(in thousands)
Total net sales	$1,193,212	$2,262,227	$2,002,805

(1)	Net sales for the first three months of fiscal 2003 consisted of sales of Flash memory wafers to AMD and Fujitsu at transfer prices on a cost-plus basis. Net sales for the last six months of fiscal 2003 and net sales for fiscal 2004 and 2005 consisted of sales of finished Flash memory devices to AMD and Fujitsu at prices based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin.

Net Sales Comparison for Fiscal 2005 and Fiscal 2004

Total net sales of $2,003 million in fiscal 2005 decreased 11 percent compared to net sales of $2,262 million in fiscal 2004. The decrease in total net sales was primarily attributable to a 28 percent decrease in average selling prices, partially offset by an increase of 22 percent in unit shipments. Average selling prices decreased from fiscal 2004 as a result of aggressive pricing due in most cases to oversupply of products in the NOR Flash memory market. The decrease in net sales for the period was mitigated by the reduction in the distribution margin earned by AMD under the AMD Distribution Agreement in the first quarter of fiscal 2005 and the elimination of the distribution margin earned by AMD in the second quarter of fiscal 2005, which increased net sales by approximately $52 million as compared to fiscal 2004. The decrease in net sales for the period was also mitigated by the reduction in the distribution margin earned by Fujitsu under the Fujitsu Distribution Agreement in the first quarter of fiscal 2005 and the further reduction in the second quarter of fiscal 2005, which increased net sales by approximately $16 million as compared to fiscal 2004. The distribution margin earned by AMD and Fujitsu in the first quarter of fiscal 2005 was 6.5 percent. AMD did not earn a distribution margin from the second quarter through the fourth quarter of fiscal 2005. The distribution margin earned by Fujitsu from the second quarter through the fourth quarter of fiscal 2005 was 4.3 percent. The distribution margin earned by AMD and Fujitsu in fiscal 2004 was seven percent.

Net Sales Comparison for Fiscal 2004 and Fiscal 2003

Total net sales of $2,262 million in fiscal 2004 increased 90 percent compared to net sales of $1,193 million in fiscal 2003. The increase in total net sales was due to a combination of factors: there were 12 months of operations in fiscal 2004 compared to nine months of operations in fiscal 2003; all sales in fiscal 2004 consisted of finished Flash memory products based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin, while sales during the first three months of fiscal 2003 were of Flash memory wafers to AMD and Fujitsu at transfer prices set on a cost plus basis; and there was stronger market demand in fiscal 2004 than in fiscal 2003, particularly with wireless Flash memory customers. Sales during the first three months of fiscal 2003 were approximately $258 million.

In the second half of fiscal 2004, however, net sales were adversely impacted by aggressive pricing by competitors, particularly with embedded Flash memory customers, as our competitors began to aggressively pursue increased market share, and aggregate Flash memory product supply exceeded demand. In particular, decreased demand from the wireless handset market in Asia, in part due to excess inventory accumulation by wireless handset OEMs in China during the first half of fiscal 2004, contributed to a decline in net sales during the third quarter. In addition, a downturn in the overall Flash memory market, lower than expected sales in the wireless handset market and delays in qualifying a product based on our second-generation MirrorBit technology also contributed to a decline in net sales in the fourth quarter of fiscal 2004. Another reason our net sales declined in the second half of fiscal 2004 compared with the first half of fiscal 2004 is that we were not able to meet demand for certain of our lower density products for embedded Flash memory customers in the first half of fiscal 2004, which we believe adversely impacted our relationship with customers who did not receive allocations of these embedded products and our competitors were able to take advantage of this situation to increase their market share in the second half of fiscal 2004. We were unable to meet demand for these products in the first half of fiscal 2004 because in fiscal 2003 we underestimated demand with respect to these products for the first half of fiscal 2004 and were unable to install additional wafer fabrication capacity on a timely basis. As a result, a significant number of end customers for our lower density products were under-served, and we believe that these customers chose to rely on our competitors both for product supply and for their design-in activities in the first half of fiscal 2004, resulting in an increased market share for those competitors in the second half of fiscal 2004 when those designs went into production. Quantification of the breakdown in the increase in net sales from fiscal 2003 to fiscal 2004 is not practical due to our reorganization in June 2003.

Comparison of Gross Margin, Expenses, Interest and Other Income (Expense), Net, Interest Expense and Benefit for Income Taxes

The following is a summary of gross margin; expenses, interest and other income (expense), net; interest expense and benefit for income taxes for fiscal 2003, 2004 and 2005:

	Nine Months Ended(1) December 28, 2003	Year Ended(1) December 26, 2004	Year Ended(1) December 25, 2005
	(in thousands, except for percentage)
Net sales	$1,193,212	$2,262,227	$2,002,805
Cost of sales	1,086,030	1,840,862	1,809,929
Gross margin	9%	19%	10%
Research and development	146,947	280,954	295,849
Marketing general and administrative	74,200	137,159	181,910
Operating income (loss)	(113,965)	3,252	(284,883)
Interest and other income, net	1,335	3,198	3,173
Interest expense	(20,733)	(40,165)	(45,032)
Income tax benefit	(4,420)	(14,013)	(22,626)

(1)	Cost of sales for the first three months of fiscal 2003 were for sales of Flash memory wafers to AMD and Fujitsu at transfer prices on a cost-plus basis. Cost of sales for the last six months of fiscal 2003 and costs of sales for fiscal 2004 and 2005 were for sales of finished Flash memory devices to AMD and Fujitsu at prices based on AMD’s and Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin.

Gross margin decreased to ten percent in fiscal 2005 compared to 19 percent in fiscal 2004. The decrease in gross margin was primarily due to a decrease in net sales of 11 percent relative to a decrease in cost of sales of only two percent. Cost of sales declined at a lower rate than net sales because many of our costs are fixed and cannot be reduced in proportion to the reduced revenues. We incurred amounts payable to AMD and Fujitsu in the aggregate equal to 14 percent of cost of sales in fiscal 2005 compared to 19 percent in fiscal 2004.

Gross margin increased to 19 percent in fiscal 2004 compared to nine percent in fiscal 2003. The increase in gross margin was primarily due to an increase in net sales of 90 percent, relative to an increase in cost of sales of only 70 percent. Net sales and cost of sales were affected by the fact that in fiscal 2004 and the last six months of fiscal 2003, we sold finished Flash memory products as opposed to Flash memory wafers, which we sold during the first three months of fiscal 2003. In addition, since our reorganization, we reduced unit costs as a result of our transition to more advanced manufacturing process technologies, including our transition to 110-nanometer process technology at Fab 25 and JV3 and through improved fab utilization. We also increased the percentage of our net sales represented by our MirrorBit-based products, further contributing to lower manufacturing costs because for a given density products based on MirrorBit technology are less expensive to manufacture than products based on floating gate technology. Further quantification of the improvement in gross margin percentage is not practical due to our reorganization in June 2003. We incurred amounts payable to AMD and Fujitsu in the aggregate of 19 percent of cost of sales in fiscal 2004 compared to 30 percent in fiscal 2003.

Research and development expenses of $296 million in fiscal 2005 increased five percent compared to $281 million in fiscal 2004. The increase was primarily due to an increase in research and development activities in Fab 25 and the SDC, a development fab dedicated to research and development of Flash memory manufacturing processes, offset in part by reduced payments to AMD and Fujitsu for research and development activities under their respective service agreements in fiscal 2005. We incurred $21.2 million of expenses in fiscal 2005 and $27.6 million of expenses in fiscal 2004 related to research and development activities performed by AMD. We incurred $6.5 million of expenses in fiscal 2005 and $18.4 million of expenses in fiscal 2004 related to research and development activities performed by Fujitsu. We incurred $4.3 million of expenses in fiscal 2005 and $8.2 million of expenses in fiscal 2004 related to research and development activities performed by employees seconded from Fujitsu. Amounts incurred related to activities performed by AMD, Fujitsu and Fujitsu seconded employees represented in the aggregate 11 percent of our total research and development expenses in fiscal 2005 compared to 19 percent in fiscal 2004.

Research and development expenses of $281 million in fiscal 2004 increased 91 percent compared to $147 million in fiscal 2003. As part of our reorganization, AMD contributed to us the SDC and engineering teams dedicated to research and development for new Flash memory devices. With these resources, we conducted significant research and development for the last six months of fiscal 2003 and for all of fiscal 2004. We incurred $13.9 million of expenses in fiscal 2003 related to research and development activities performed by AMD. We incurred $16.8 million of expenses related to research and development activities performed by Fujitsu and $3.6 million of expenses related to research and development activities performed by employees seconded from Fujitsu in fiscal 2003. Amounts incurred related to activities performed by AMD, Fujitsu and Fujitsu seconded employees represented in the aggregate 19 percent of our total research and development expenses in fiscal 2004 compared to 23 percent in fiscal 2003.

Marketing, general and administrative expenses of $182 million in fiscal 2005 increased 33 percent compared to $137 million in fiscal 2004. The increase from fiscal 2004 was primarily due to the transfer of AMD’s sales force in the second quarter of fiscal 2005. Under our services agreements with AMD, we incurred $51.4 million of expenses in fiscal 2005 and $58.2 million of expenses in fiscal 2004 related to marketing, general and administrative services provided by AMD. Under our services agreements with Fujitsu, we incurred $12.5 million of expenses in fiscal 2005 and $15.2 million of expenses in fiscal 2004 related to marketing, general and administrative services provided by Fujitsu. Amounts incurred under our services agreements with AMD and Fujitsu represented in the aggregate 35 percent of our total marketing, general and administrative expenses in fiscal 2005 compared to 53 percent in fiscal 2004.

Marketing, general and administrative expenses of $137 million in fiscal 2004 increased 85 percent compared to $74 million in fiscal 2003. The increase was primarily due to the impact of our reorganization in June 2003, which included the addition of significant additional personnel and marketing and administrative activities, which were previously handled by AMD and Fujitsu, as well as the fact that fiscal 2004 included 12 months and fiscal 2003 only included nine months. In addition, in connection with our reorganization we entered into various service agreements with AMD and Fujitsu pursuant to which we purchase a wide range of administrative, financial, information technology and other services. Charges under these agreements are primarily based on a cost plus five percent basis and comprise a significant component of our general and administrative expenses. Under our services agreements with AMD, we incurred $58.2 million of expenses in fiscal 2004 and $39.2 million of expenses in fiscal 2003 related to marketing, general and administrative services provided by AMD. Under our services agreements with Fujitsu, we incurred $15.2 million of expenses in fiscal 2004 and $6.0 million of expenses in fiscal 2003 related to marketing, general and administrative services provided by Fujitsu. Amounts incurred under our services agreements with AMD and Fujitsu represented in the aggregate 53 percent of our total marketing, general and administrative expenses in fiscal 2004 compared to 61 percent in fiscal 2003.

Interest and other income, net in fiscal 2005 was relatively flat as compared to fiscal 2004.

Interest and other income net, of approximately $3.2 million in fiscal 2004 increased 140 percent from $1.3 million in fiscal 2003. The increase was primarily due to fiscal 2004 consisting of twelve months as compared to fiscal 2003 consisting of nine months and higher average cash balances in fiscal 2004.

Interest expense of approximately $45 million in fiscal 2005 increased 12 percent from approximately $40 million in fiscal 2004. The increase was primarily due to interest charges on new loans and capital lease obligations entered in fiscal 2005. We expect our interest expense to increase in fiscal 2006 from fiscal 2005 primarily as a result of the change in interest rates on our debt portfolio.

Interest expense of $40 million in fiscal 2004 increased 94 percent compared to $21 million in fiscal 2003. The increase was due primarily to the fact that fiscal 2004 was comprised of 12 months while fiscal 2003 was comprised of nine months and during the first three months of fiscal 2003, prior to our reorganization in June 2003, we had fewer borrowing arrangements.

We recorded income tax benefits of approximately $23 million in fiscal 2005, approximately $14 million in fiscal 2004 and approximately $4 million in fiscal 2003. The income tax benefits were primarily the result of pre-tax operating losses in foreign jurisdictions.

The benefit for income taxes recorded for fiscal 2005 differs from the benefit for income taxes that would be derived by applying a U.S. statutory 35 percent rate to the loss before income taxes primarily due to our inability to benefit U.S. operating losses due to lack of a history of earnings, and losses that were incurred and tax effected in foreign jurisdictions with different tax rates.

The benefit for income taxes recorded for fiscal 2004 and fiscal 2003 differs from the benefit for income taxes that would be derived by applying a U.S. statutory 35 percent rate to the loss before income taxes primarily due to the fact that AMD and Fujitsu were responsible for U.S. taxes in these years, and losses were incurred and tax effected in foreign jurisdictions with different tax rates.

We expect the effective income tax rate in fiscal 2006 will be less than the 35 percent statutory rate.

Other Items

For the periods presented, we sold our products to AMD and Fujitsu, who then sold them to customers worldwide. The following table summarizes net sales by geographic areas for the periods presented:

	Nine Months Ended Dec. 28, 2003	Year ended Dec. 26, 2004	Year ended Dec. 25, 2005
	(in thousands)
Geographical sales to AMD and Fujitsu:
United States (net sales to AMD)	$650,097	$1,211,033	$1,114,150
Japan (net sales to Fujitsu)	543,115	1,051,194	888,655

Total	$1,193,212	$2,262,227	$2,002,805

Net sales to Fujitsu, which were primarily denominated in Japanese yen, as a percentage of net sales were approximately 44 percent in fiscal 2005, 46 percent in fiscal 2004 and approximately 46 percent for fiscal 2003. The impact on our operating results from changes in foreign currency exchange rates has not been material, principally because our expenses denominated in Japanese yen are generally comparable to our sales denominated in Japanese yen.

Financial Condition

Our cash and cash equivalents at July 2, 2006, totaled $355 million and consisted of cash, time deposits, money market funds and commercial paper. We are subject to restrictions on our distribution of cash due to provisions in certain third-party debt obligations described below.

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $73 million in the six months ended July 2, 2006. Non-cash charges included in the net loss consisted primarily of $272 million of depreciation and amortization, loss on debt extinguishment of $17 million and compensation cost recognized under stock plans of $14 million. The net changes in operating assets in the six months ended July 2, 2006 were primarily attributable to a decrease in accounts payable and accrued liabilities of $37 million, an increase in accounts receivable of $24 million and an increase in inventories of $26 million compared to December 25, 2005.

Net cash provided by operating activities was $84 million in the six months ended June 26, 2005. Non-cash charges included in the net loss consisted primarily of $281 million of depreciation and amortization. The net changes in operating assets in the six months ended June 26, 2005 were primarily attributable to a decrease in accounts receivable of $25 million and a decrease in net inventory of $10 million compared to December 26, 2004.

Net cash provided by operating activities was $307 million in fiscal 2005. Non-cash charges included in the net loss, consisting primarily of $542 million of depreciation and amortization, contributed to the positive cash flow from operations. The net changes in operating assets in fiscal 2005 were primarily attributable to an increase in accounts payable and accrued liabilities of $178 million due to an increase in operating activities in fiscal 2005, partially offset by an increase in receivables of $40 million due to a 22 percent increase in net sales in the last quarter of fiscal 2005 as compared to the net sales in the last quarter of fiscal 2004.

Net cash provided by operating activities was $463 million in fiscal 2004. Non-cash charges included in the net loss, consisting primarily of $534 million of depreciation and amortization, contributed to the positive cash flow from operations. The net changes in operating assets in fiscal 2004 as compared to fiscal 2003 included an increase in net inventory of $18 million. The increased inventory primarily represented products based on 110-nanometer MirrorBit and floating gate technology. Inventory increased in anticipation of increased demand for our Flash memory products based on 110-nanometer technology.

Net cash provided by operating activities in fiscal 2003 was $134 million. Net income after adjustments for non-cash charges, consisting primarily of $316 million of depreciation and amortization, contributed to the positive cash flow from operations. Changes in operating assets and liabilities in fiscal 2003 as compared to fiscal 2002 were primarily attributable to an increase in accounts receivable due to a 24 percent increase in net sales.

Net Cash Used in Investing Activities

Net cash used in investing activities was $80 million in the six months ended July 2, 2006, primarily as a result of $291 million used to purchase property, plant and equipment and a cash outflow of $64 million for the purchase of marketable securities, offset in part by a cash inflow of $273 million from the maturity and sale of marketable securities.

Net cash used in investing activities was $120 million in the six months ended June 26, 2005, primarily as a result of $139 million used to purchase property, plant and equipment, and a cash outflow of $10 million from the purchases of marketable securities, offset in part by a cash inflow of $29 million from maturity of marketable securities.

Net cash used in investing activities was $553 million in fiscal 2005, primarily as a result of $425 million used to purchase property, plant and equipment and a cash outflow of $212 million for the purchase of available-for-sale securities, offset in part by a cash inflow of $78 million from the maturity of available-for-sale securities and $6 million in proceeds from sale of property, plant and equipment.

Net cash used in investing activities was $552 million in fiscal 2004, primarily as a result of $530 million used to purchase property, plant and equipment, and a net cash outflow of $58 million from the maturity and purchases of available-for-sale securities, offset by $36 million in proceeds from sale of property, plant and equipment.

Net cash used in investing activities was $187 million in fiscal 2003, primarily as a result of $215 million used to purchase property, plant and equipment, offset in part by $31 million in proceeds from sale of property, plant and equipment.

Net Cash (Used in) Provided by Financing Activities

Net cash used in financing activities was $162 million in the six months ended July 2, 2006. This amount included $477 million in payments on debt and capital lease obligations, including $197 million in payments to AMD, of which $175 million was used to repurchase the 12.75% Senior Subordinated Notes, and $6 million in payments to AMD for stock-based compensation, offset in part by a cash inflow of $320 million of proceeds from borrowings, net of issuance costs, of which approximately $204 million was from the issuance of 2.25% Exchangeable Senior Subordinated Debentures.

Net cash provided by financing activities was $28 million in the six months ended June 26, 2005. This amount included $78 million of proceeds received from equipment sale-leaseback transactions and $51 million of proceeds from borrowings, net of issuance costs, offset by $104 million in payments on debt and capital lease obligations, including $5 million in payments to AMD.

Net cash provided by financing activities was $612 million in fiscal 2005. This amount included $144 million of proceeds received from equipment sale-leaseback transactions, $569 million of proceeds from bank borrowings and debt offerings, and $526 million of proceeds from the issuance of common stock, net of offering costs. These amounts were partially offset by $630 million in payments on debt and capital lease obligations, including approximately $266 million in payments to AMD and Fujitsu.

Net cash used in financing activities was $126 million in fiscal 2004. This amount included $44 million of proceeds received from equipment sale-leaseback transactions and $50 million of proceeds from borrowings, net of issuance costs. These amounts were more than offset by $219 million in payments on debt and capital lease obligations, including approximately $37 million in payments to members, all of which was paid to AMD.

Net cash provided by financing activities was $373 million in fiscal 2003 primarily due to $307 million in cash contributions from AMD and Fujitsu upon our reorganization, $238 million of proceeds from sale-leaseback transactions and $325 million of proceeds from borrowings, net of issuance costs. These amounts were partially offset by $497 million in payments on debt and capital lease obligations, including approximately $109 million in payments to members, all of which was paid to AMD.

Contractual Obligations

The following table summarizes our principal contractual obligations at July 2, 2006. The table does not include estimated interest payments due on our various borrowings. The table is supplemented by the discussion following the table.

	Total	2006	2007	2008	2009	2010	2011 and Beyond
	(in thousands)
Promissory Note	$1,500	$1,000	$500	$—	$—	$—	$—
Spansion China Bank Enterprise Cooperation Revolver	33,660	10,153	20,316	3,191	—	—	—
Senior Notes	250,000	—	—	—	—	—	250,000
Spansion Japan 2006 Merged Revolving Credit Facility	8,739	8,739	—	—	—	—	—
Spansion Penang Loan	4,186	785	1,570	1,570	261	—	—
Exchangeable Senior Subordinated Debentures	207,000	—	—	—	—	—	207,000
Capital lease obligations	137,260	40,462	56,544	25,402	14,852	—	—
Operating leases	27,397	9,195	12,199	5,203	348	226	226
Unconditional purchase commitments	96,805	36,207	31,578	27,271	1,749	—	—

Total contractual obligations	$766,547	$106,341	$122,707	$62,637	$17,210	$226	$457,226

Promissory Note

On February 27, 2006, we purchased a software license from AMD and, as payment, we issued a $3.0 million promissory note to AMD. As of July 2, 2006, we have repaid $1.5 million of the principal of the promissory note. The remaining balance of $1.5 million is due in three quarterly principal installments of $500,000.

Spansion China Bank Enterprise Cooperation Revolver

On December 1, 2005, Spansion China entered into a bank enterprise cooperation agreement with a local financial institution, effective as of October 24, 2005. Under the terms of the agreement, Spansion China may draw under two credit facilities, equal to U.S. $26 million and RMB 176 million (approximately $22 million as of October 24, 2005), respectively. Borrowings must be used for working capital purposes. The two credit facilities terminate on June 22, 2008. The interest rate for each loan denominated in RMB is a floating rate per annum and is initially set at the time each revolving loan agreement is entered into. The interest rate may thereafter be adjusted every 12 months at a rate equal to the benchmark rate published by the People’s Bank of China for RMB loans of the same term less a ten percent discount. The RMB denominated loan currently bears interest at 5.18 percent. The interest rate for each loan denominated in U.S. dollars is a floating rate per annum and is initially set at the time each revolving loan agreement is entered into, ranging from 5.39 percent to 5.67 percent for the outstanding balance as of December 25, 2005. The interest rate is thereafter adjusted every six months at a rate equal to the six-month LIBOR plus one percent. As of December 25, 2005, the amount outstanding under the U.S. dollar denominated loan agreement was approximately $8.3 million, and the total amount outstanding under the RMB denominated loan agreement was approximately RMB 84 million (approximately $10.4 million). The dollar amounts for these RMB loans are calculated using an exchange rate as of December 25, 2005. The U.S. dollar denominated revolving loan agreements are unsecured. Under the terms of the agreements, Spansion China is prohibited from encumbering any of its assets.

Senior Notes

On December 21, 2005, we completed an offering of $250 million aggregate principal amount of 11.25% Senior Notes due 2016. The senior notes were issued at 90.302% of face value, resulting in net proceeds to us of approximately $218.1 million after deducting the initial purchasers’ discount and estimated offering expenses. The senior notes are general unsecured senior obligations of Spansion LLC and will rank equal in right of payment with any of our existing and future senior debt. Interest is payable on January 15 and July 15 of each year beginning July 15, 2006 until the maturity date of January 15, 2016.

Certain events may result in the accelerated maturity of the senior notes, including a default in any interest, principal or premium amount payment; a merger, consolidation or sale of all or substantially all of the Spansion LLC’s property; a breach of covenants in the senior notes or the respective indenture; a default in certain debts; or if a court enters certain orders or decrees under any bankruptcy law. Upon occurrence of one of these events, the principal of and accrued interest on all of the senior notes, as the case may be, may be immediately due and payable. If we, our wholly owned subsidiary, Spansion Technology Inc., or STI, or Spansion LLC incurs any judgment for the payment of money in an aggregate amount in excess of $50 million or takes certain voluntary actions in connection to insolvency, all amounts on the senior notes shall be due and payable.

Spansion Japan 2006 Merged Revolving Credit Facility

On March 31, 2006, Spansion Japan entered into an Amended and Restated Uncommitted Revolving Credit Facility Agreement with a Japanese financial institution, or the Spansion Japan 2006 Merged Revolving Credit Facility, which provides for a revolving credit facility in the aggregate principal amount of up to 8.0 billion Japanese yen (or up to approximately $69.9 million as of July 2, 2006). The Spansion Japan 2006 Merged Revolving Credit Facility replaced the Spansion Japan Revolving Credit Facility and Spansion Japan Uncommitted Revolving Credit Facility as a result of the merger of the two respective financial institutions that had previously provided those separate facilities.

Pursuant to the terms of the Spansion Japan 2006 Merged Revolving Credit Facility, Spansion Japan may borrow amounts in increments of 50 million Japanese yen (approximately $436,939 as of July 2, 2006), which may remain outstanding in monthly increments of up to three months. Amounts borrowed bear interest at a rate equal to TIBOR, at the time of the drawdown, plus a margin of 0.5 percent per annum.

Spansion Japan is not permitted, among other things, to create any security interests or liens on any of its assets, subject to certain exceptions; subordinate the payment of its debt under this credit facility to the payment of any unsecured debts; or enter into any merger, company partition, exchange or transfer of shares, assign all or a part of its business or assets to a third party or otherwise transfer all or a material part of its assets to a third party, subject to certain exceptions.

All of Spansion Japan’s debts under the Spansion Japan 2006 Merged Revolving Credit Facility will automatically become due and payable without any notice or demand if proceedings of bankruptcy, insolvency, dissolution or similar matters are initiated by or against Spansion Japan. All of the debts under this credit facility will become due and payable upon notice to Spansion Japan by the lenders in an event of default, which includes, among other things, the following: a default in performance of payment; any of Spansion Japan’s debts or guarantee obligations (other than those under Spansion Japan 2006 Merged Revolving Credit Facility) in an aggregate amount exceeding 10 million Japanese yen (approximately $87,388 as of July 2, 2006) become due and payable; or the suspension of the business of Spansion Japan by Spansion Japan or by a government authority, in each case if not cured within applicable time periods set forth in the Spansion Japan 2006 Merged Revolving Credit Facility.

The Spansion Japan 2006 Merged Revolving Credit Facility may be terminated in the event of default or by either party upon written notice in accordance with its terms.

On May 12, 2006, Spansion Japan borrowed 1.0 billion Japanese yen (approximately $8.7 million as of July 2, 2006) under this facility. This amount bears interest at a rate of 0.65 percent per annum and must be repaid no later than August 14, 2006. This amount is reflected as Notes payable on the condensed consolidated balance sheet at July 2, 2006.

Spansion Penang Loan

On January 29, 2004, our wholly owned subsidiary, Spansion Penang Sdn. Bhd., or Spansion Penang, entered into a financial arrangement with AMD Export Sdn. Bhd., or AMD Export, a wholly owned subsidiary of AMD located in Malaysia. Under the terms of the arrangement, Spansion Penang borrowed approximately 29 million Malaysian ringgit (approximately $8 million based on the exchange rate as of January 29, 2004) from AMD Export to fund the purchase of manufacturing equipment. The loan bears a fixed annual interest rate of 5.9 percent and is payable in equal, consecutive, monthly principal and interest installments through February 2009. The total amount outstanding as of July 2, 2006 was approximately 15 million Malaysian ringgit (approximately $4 million based on the exchange rate as of July 2, 2006). A third-party financial institution has a lien on the purchased equipment. In January 2006, this loan was transferred from AMD to a third-party financial institution.

Exchangeable Senior Subordinated Debentures

On June 12, 2006, Spansion LLC issued $180 million of aggregate principal amount of 2.25% Exchangeable Senior Subordinated Debentures due 2016. On June 26, 2006, Spansion LLC issued an additional $27 million of aggregate principal amount of 2.25% Exchangeable Senior Subordinated Debentures due 2016 upon the initial purchasers’ exercise of their over-allotment option. The debentures are general unsecured senior subordinate obligations and rank subordinated in right of payment to all of our senior indebtedness, including its 11.25% Senior Notes due 2016, equal in right of payment to all of Spansion LLC’s senior subordinated indebtedness, senior in right of payment to all of Spansion LLC’s subordinated indebtedness and structurally senior to our indebtedness. The debentures bear interest at 2.25 percent per annum. Interest is payable on June 15 and December 15 of each year beginning December 15, 2006, until the maturity date of June 15, 2016.

The debentures are not exchangeable prior to January 6, 2007. On or after January 6, 2007, the debentures will be exchangeable for shares of our Class A common stock, at an initial exchange rate of 56.7621 shares per $1,000 principal amount of debentures, which is equivalent to an exchange price of approximately $17.62 per share. The debentures provide that under certain circumstances Spansion LLC may elect that the debentures be exchanged for cash (up to the principal amount of the debentures) and, with respect to any excess exchange value, into cash, shares of our Class A common stock or a combination of cash and shares of our Class A common stock. At the initial exchange rate, the debentures will be exchangeable for our Class A common stock at an exchange price of approximately $17.62 per share. The exchange rate will be adjusted for certain antidilution events and will be increased in the case of corporate events that constitute a fundamental change in us under certain circumstances. The holders of the debentures will have the ability to require Spansion LLC to repurchase the debentures in whole or in part for cash in the event of a fundamental change in us. In such case, the repurchase price would be 100 percent of the principal amount of the debentures plus any accrued and unpaid interest.

Certain customary events are considered events of default which may result in the acceleration of the maturity of the debentures, including a default by Spansion LLC, us or STI under any indebtedness that results in acceleration of such indebtedness, or the failure to pay any such indebtedness at maturity, in an aggregate principal amount in excess of $50 million and any judgment or judgments for the payment of money in an aggregate amount in excess of $50 million shall be rendered against Spansion LLC, us or STI and shall not be waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect.

Senior Secured Revolving Credit Facility

On September 19, 2005, Spansion LLC entered into a new senior secured revolving credit facility with a certain domestic financial institution, as agent, and the lenders party thereto, in the aggregate amount of up to $175 million. We joined as a party to the revolving facility credit agreement on April 21, 2006 and are required to comply with the representations, warranties and covenants in the revolving credit facility. We also executed a guaranty in favor of the agent to guarantee Spansion LLC’s obligations under the revolving credit facility. The actual amounts available under the revolving credit facility are based on 85 percent of accounts receivable meeting eligibility requirements plus the lesser of 75 percent of the appraised fair market value of our Fab 25 facility in Austin, Texas, and the maximum real estate loan amount (as defined in the agreement) minus reserves that limit the availability of credit under the agreement from time to time established by the agent in its reasonable credit judgment. Amounts borrowed under the revolving credit facility bear interest at a rate equal to the “base rate,” which is the prime rate publicly announced by the agent, or the London Interbank Offered Rate, or LIBOR, plus in each case a margin ranging from -0.25 percent to 0.50 percent for base rate loans and 1.25 percent to 2.0 percent for LIBOR loans. Borrowings under this revolving credit facility must be used to refinance existing indebtedness and for working capital purposes. The revolving credit facility will terminate and all outstanding borrowings must be repaid no later than September 19, 2010. As of July 2, 2006, no amounts were outstanding under this facility. The amount available under this facility was approximately $166 million as of July 2, 2006.

Pursuant to the terms of the revolving facility credit agreement, and subject to certain exceptions, we and our subsidiaries are not permitted, among other things, to:

•	enter into any mergers, consolidations or sales of our property (except for our reorganization that occurred in connection with our prior initial public offering) or sales of inventory, equipment and assets except in the ordinary course of business;

•	make any distributions except for future distributions to Spansion Inc. in certain circumstances;

•

make investments, except for the purchase of inventory, equipment and intellectual property in the ordinary course of business, unless Spansion LLC meets minimum liquidity requirements consisting of availability under the revolving credit facility and domestic cash of at least $200 million, provided, however, that investments are limited to no more than a total of $50 million while the reduced minimum liquidity requirement is in place;

•	incur additional debt, enter into capital leases, debt incurred by our foreign subsidiaries, and in limited cases, loans to subsidiaries;

•	engage in transactions with affiliates unless in the normal course of business, negotiated at arms-length terms and the transactions are disclosed to the agent for the lenders;

•	incur any new liens except for equipment leases and loans; and

•	prepay any debt, except that debt of foreign subsidiaries may be prepaid by the applicable foreign subsidiary and we may prepay any debt as long as after such repayment, Spansion LLC meets minimum liquidity requirements consisting of availability under the revolving credit facility plus domestic cash of at least $250 million.

If the availability under the revolving credit facility is less than or equal to $35 million during a fiscal quarter, Spansion LLC will also be required to maintain EBITDA (as defined in the agreement), on a consolidated basis, on the last day of each of the fiscal quarter as follows:

Period Ending	EBITDA
(in thousands)
10/01/2006	$450,000
12/31/2006	$500,000

Beginning in 2007, the required EBITDA level will be determined by the agent based on Spansion LLC’s then current projections of our financial condition, results of operations and cash flows.

As security for amounts outstanding under the revolving credit facility, Spansion LLC pledged the stock of our domestic subsidiaries, the Fab 25 facility (other than production equipment contained therein) and all of our personal property. Spansion LLC’s equipment, inventory and intellectual property, as well as all assets and stock pledges of Spansion LLC’s foreign subsidiaries were excluded from the collateral securing the revolving credit facility.

Amounts outstanding under the revolving credit facility may become due and payable on demand upon the occurrence of certain customary events of default, including any default on third party debt of outstanding principal amount exceeding $25 million, judgments or awards entered against us of $10 million or more that remain for 30 days after the entry thereof, a change of control by which a person or group would acquire more than 30 percent of the combined voting power of all then-issued and outstanding voting interests in us and foreclosure on the Fab 25 facility.

Spansion Japan 2006 Revolving Credit Facility

On December 26, 2005, Spansion Japan entered into an uncommitted revolving credit facility agreement with a certain Japanese financial institution in the aggregate principal amount of up to 3.0 billion Japanese yen (or up to approximately $25.8 million as of December 26, 2005). Because the amount subject to the credit facility is denominated in yen, the dollar amount stated above is subject to change based on applicable exchange rates. As of July 2, 2006, no amounts were outstanding under this facility.

Capital Lease Obligations

As of July 2, 2006, we had aggregate outstanding capital lease obligations of approximately $137 million. Obligations under these lease agreements are collateralized by the assets leased and are payable through 2009. Leased assets consist principally of machinery and equipment.

The gross amount of assets recorded under capital leases totaled approximately $460 million as of July 2, 2006 and accumulated amortization of these leased assets was approximately $288 million as of July 2, 2006. These leased assets are included in the related property, plant and equipment category. Amortization of assets recorded under capital leases is included in depreciation expense. AMD has guaranteed approximately $10 million of our aggregate outstanding capital lease obligations as of July 2, 2006. Fujitsu has guaranteed approximately $4 million of our aggregate outstanding capital lease obligations as of July 2, 2006.

In the fiscal quarter ended December 25, 2005, we entered into sale-leaseback transactions with a third-party financial institution for certain semiconductor manufacturing equipment in the amount of approximately $104 million. These transactions did not result in significant gains or losses. As the terms on these leaseback transactions are more than 75 percent of the remaining estimated economic life of the equipment, we accounted for the leaseback transactions as capital leases. As of July 2, 2006, the outstanding lease obligations under this agreement were approximately $73 million.

In January 2005, Spansion Japan entered into a sale-leaseback transaction for certain semiconductor manufacturing equipment in the amount of approximately 8.2 billion yen (approximately $78 million based on the exchange rates as of January 7, 2005). This transaction did not result in a significant gain or loss. At the expiration of the lease term, Spansion Japan has the option to purchase the equipment at an agreed upon price which we believe to be a bargain purchase option. In addition, Spansion Japan can renew the lease if the lessor and Spansion Japan both agree upon the renewal terms not later than six months prior to the expiration of the lease term. We accounted for this lease as a capital lease as it met the bargain purchase option criterion under SFAS 13, “Accounting for Leases.”

During the term of the lease, Spansion Japan is required to comply with the following financial covenants determined using accounting principles generally accepted in Japan:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month (mid-year) period;

•	maintain net adjusted tangible assets (as defined in the agreement) at an amount not less than 60 billion yen (approximately $516 million and $572 million as of December 25, 2005 and January 7, 2005) as of the last day of each fiscal quarter;

•	maintain total net income plus depreciation of 21,125 million yen as of the last day of fiscal year 2005 and 19,550 million yen as of fiscal 2006 (approximately $182 million and $168 million as of December 25, 2005 and approximately $201 million and $186 million, respectively, as of January 7, 2005); and

•	ensure that as of the last day of each of fiscal 2005 and fiscal 2006, the ratio of (a) net income plus depreciation to (b) the sum of interest expenses plus the amount of agreed repayments plus maintenance capital expenditures for its facilities located in Aizu-Wakamatsu, Japan, for such period is not less than 120 percent.

Because the amounts under the agreements referenced above are denominated in yen, the dollar amounts stated above are subject to change based on applicable exchange rates. We used the exchange rates as of July 2, 2006 to translate the amounts denominated in yen into U.S. dollars. As of July 2, 2006, the outstanding lease obligations under the agreements were approximately $36 million.

On June 30, 2004, Spansion Japan entered into sale-leaseback transactions with a third-party financial institution for certain equipment in the amount of 748 million yen (approximately $7 million on June 30, 2004) of cash proceeds. Upon execution of the agreement, the equipment had a net book value of approximately $7 million. As the present value of the minimum lease payments was more than 90 percent of the fair values of the equipment at the inception of the lease, we accounted for the leaseback transaction as a capital lease. As of July 2, 2006, the outstanding lease obligation under this agreement was approximately $2 million.

On March 17, 2004, Spansion Japan entered into sale-leaseback transactions with a third-party financial institution for certain equipment in the amount of 3 billion yen (approximately $27 million on March 17, 2004) of cash proceeds. Upon execution of the agreement, the equipment had a net book value of approximately $26 million. As the present value of the minimum lease payments was more than 90 percent of the fair values of the equipment at the inception of the lease, we accounted for the leaseback transactions as a capital lease. This transaction did not result in a significant gain or loss. As of July 2, 2006, the outstanding lease obligation under this agreement was approximately $5 million.

On September 26, 2003, Spansion Japan entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of approximately 7 billion yen (approximately $63 million on September 26, 2003) of cash proceeds. Upon execution of the agreement, the equipment had a net book value of approximately $64 million. As the present value of the minimum lease payments was more than 90 percent of the fair values of the equipment at the inception of the lease, we accounted for the leaseback transactions as a capital lease. This transaction did not result in a significant gain or loss. As of July 2, 2006, the outstanding lease obligations under this agreement were approximately $7 million.

On July 16, 2003, Spansion Japan entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of 12 billion yen (approximately $100 million on July 16, 2003) of cash proceeds. Upon execution of the agreements, the equipment had a net book value of approximately $168 million. As the term on the leaseback transaction is more than 75 percent of the remaining estimated economic life of the equipment, we accounted for the leaseback transaction as a capital lease. We recognized an immediate loss of approximately $18 million on the transaction equal to the difference in the fair market value of the equipment and its net book value at the time of the transaction. We also recorded a deferred loss on the balance sheet of approximately $50 million, the difference between the remaining book value of the equipment after the immediate loss recognized and the proceeds from the sale lease-back transaction. This deferred loss is being amortized over the term of the lease in proportion to the amortization of the underlying leased assets. AMD and Fujitsu each guaranteed 50 percent of the outstanding obligations under the lease arrangement. As of July 2, 2006, the outstanding lease obligations under this agreement were approximately $7 million.

Other Financial Matters

Spansion Japan Lease Extension

On September 20, 2006, Spansion Japan renewed an expiring equipment lease agreement entered into with a third-party financial institution dated July 16, 2003 resulting in rental payments of approximately 194 million yen (approximately $1.6 million as of September 20, 2006) beginning on September 30, 2006. The rental payments will extend for a period of 36 months and the lease agreement will terminate on September 30, 2009, unless terminated earlier in the event of default, or by either party upon written notice in accordance with the terms of the equipment lease.

JV1/JV2 Transaction

On September 28, 2006, Spansion Japan Limited, our wholly-owned subsidiary, entered into an asset purchase agreement with Fujitsu, pursuant to which Spansion Japan will sell two wafer fabrication facilities located in Aizu-Wakamatsu, Japan, which we refer to as the JV1/JV2 Facilities, and certain assets located in the JV1/JV2 Facilities, to Fujitsu for a purchase price of approximately $150 million plus the value of the inventory at the time of closing. Concurrently with the execution of the asset purchase agreement, Spansion Japan and Fujitsu also executed (i) a master lease agreement, pursuant to which Spansion Japan will lease certain equipment to Fujitsu to use in the JV1/JV2 Facilities, (ii) a foundry agreement, pursuant to which Fujitsu has agreed to provide capacity (the foundry agreement also includes minimum capacity and purchase commitments between both the parties resulting in financial penalties if such capacity and purchase commitments are not achieved) for manufacturing wafers for us in the JV1/JV2 Facilities and we have agreed to purchase wafers from Fujitsu and (iii) a secondment and transfer agreement, pursuant to which Spansion Japan has agreed to second a specified number of employees to Fujitsu to work in the JV1/JV2 Facilities and ultimately to transfer certain of the employees to Fujitsu. We refer to these agreements collectively as the JV1/JV2 Transaction. We expect to close the JV1/JV2 Transaction in the second quarter of fiscal 2007. For more information on the JV1/JV2 Transaction, see “Certain Relationships and Related Party Transactions—JV1/JV2 Transaction.”

New Equipment Lease

On September 29, 2006, we entered into equipment lease agreements with third-party financial institutions which provide for monthly equipment lease rental payments of approximately $600,000 beginning on September 29, 2006, for a period of 48 months. The equipment leases shall terminate on September 29, 2010, unless terminated earlier in the event of default, or by either party upon written notice in accordance with the terms of the equipment lease.

Spansion Japan 2006 Uncommitted Revolving Credit Facility

On September 29, 2006, Spansion Japan entered into an Uncommitted Revolving Credit Facility agreement with a Japanese financial institution, or the Spansion Japan 2006 Uncommitted Revolving Credit Facility, which provides for a revolving credit facility in the aggregate principal amount of up to 2.0 billion Japanese yen (or up to approximately $17 million as of September 29, 2006).

Pursuant to the terms of the Spansion Japan 2006 Uncommitted Revolving Credit Facility, Spansion Japan may borrow amounts in increments of 50 million yen (approximately $424,000 as of September 29, 2006), which may remain outstanding in monthly increments of up to three months. Amounts borrowed bear interest at a rate equal to TIBOR, at the time of the drawdown, plus a margin of 0.5 percent per annum.

Spansion Japan is not permitted, among other things, to create any security interests or liens on any of its assets, subject to certain exceptions; subordinate the payment of its debt under this credit facility to the payment of any unsecured debts; or enter into any merger, company partition, exchange or transfer of shares, assign all or a part of its business or assets to a third party, or otherwise transfer all or a material part of its assets to a third party, subject to certain exceptions.

All of Spansion Japan’s debts under the Spansion Japan 2006 Uncommitted Revolving Credit Facility will automatically become due and payable without any notice or demand if proceedings of bankruptcy, insolvency, dissolution or similar matters are initiated by or against Spansion Japan. All of the debts under this credit facility will become due and payable upon notice to Spansion Japan by the lenders in an event of default, which includes, among other things, the following: a default in performance of payment; any of Spansion Japan’s debts or guarantee obligations (other than those under Spansion Japan 2006 Uncommitted Revolving Credit Facility) in an aggregate amount exceeding 10 million yen (approximately $85,000 as of September 29, 2006) become due and payable; or the suspension of the business of Spansion Japan by Spansion Japan or by a government authority, in each case if not cured within applicable time periods set forth in the Spansion Japan 2006 Uncommitted Revolving Credit Facility.

The Spansion Japan 2006 Uncommitted Revolving Credit Facility may be terminated in the event of default or by either party upon written notice in accordance with its terms.

As of September 29, 2006, no amounts were outstanding under this uncommitted revolving credit facility.

Liquidity and Capital Resources

Our primary future cash needs on a recurring basis will be working capital, capital expenditures and debt service. The total amount due under contractual obligations during the remainder of fiscal 2006 is $106.5 million, excluding interest on our borrowings. We expect our interest payments to increase in fiscal 2006 compared to fiscal 2005 primarily as a result of the change in interest rates on our debt portfolio.

Our ability to fund our cash needs will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive and other factors, such as those discussed in “Risk Factors,” many of which are beyond our control. Should we require additional funding, such as to satisfy our short-term and long-term debt obligations when due or to make additional capital investments, we may need to raise the required additional funds through bank borrowings or public or private sales of debt or equity securities. We cannot assure you that such funding will be available in needed quantities or on terms favorable to us, if at all.

We believe that anticipated cash flows from operations and current cash balances, the JV1/JV2 Transaction, available external financing and our existing credit facilities will be sufficient to fund working capital requirements, capital investments, debt service and operations and meet our needs over at least the next twelve months. The total availability under our credit facilities, which is subject to certain borrowing base limitations and other covenants, was approximately $267.7 million as of July 2, 2006.

Critical Accounting Policies

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts in our consolidated financial statements. We evaluate our estimates on an on-going basis, including those related to our revenues, inventories, asset impairments, income taxes and pension benefits. We base our estimates on experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Although actual results have historically been consistent with management’s expectations, the actual results may differ from these estimates or our estimates may be affected by different assumptions or conditions.

We believe the following critical accounting policies are the most significant to the presentation of our financial statements and require the most difficult, subjective and complex judgments.

Stock-Based Compensation

Effective December 26, 2005, we adopted Financial Accounting Standards Boards (FASB) Statement No. 123(R) “Share-Based Payment,” or Statement 123(R), which requires a public entity to reflect on its income statement, instead of pro forma disclosures in its financial footnotes, the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Statement 123(R) supersedes our previous accounting under Accounting Principles Board (APB) Opinion 25 “Accounting for Stock Issued to Employees,” or Opinion 25, for periods beginning in fiscal 2006.

We adopted Statement 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of December 26, 2005, the first day of our fiscal year ending December 31, 2006. Our condensed consolidated financial statements as of and for the three and six months ended July 2, 2006 reflected the impact of Statement 123(R). In accordance with the modified prospective transition method, our consolidated financial statements for prior periods had not been restated to reflect, and did not include, the impact of Statement 123(R). Stock-based compensation expense recognized under Statement 123(R) for the six months ended July 2, 2006 was $10.5 million, which consisted of stock-based compensation expense related to our stock options and RSU awards. We did not provide stock-based compensation to our employees or third parties prior to the initial public offering and there was no stock-based compensation expense related to stock options recognized under Opinion 25 during the six months ended June 26, 2005.

We estimated the fair value of our stock-based awards to employees using the Black-Scholes-Merton option pricing model. The key estimates that management must make in applying this model are the volatility of our stock over the expected terms of our awards and the expected terms of our awards. The expected volatility is based on our recent historical volatility and the volatilities of our competitors who are in the same industry sector with similar characteristics (“guideline” companies) given our lack of historical realized volatility data. The expected term is based on the “shortcut approach” provided in SEC Staff Accounting Bulletin (SAB) No. 107 for developing the estimate of the expected term of a “plain vanilla” employee stock option. Under this approach, the expected term would be presumed to be the mid-point between the vesting date and the end of the contractual term. Each of these estimates requires a significant amount of management judgment.

Stock-based compensation expense recognized during the period is based on the value of the portion of share-based payment awards that is ultimately expected to vest during the period. Stock-based compensation expense recognized in our condensed consolidated statement of operations for the six months ended July 2, 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of December 25, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of FASB Statement No. 123, “Accounting for Stock-Based Compensation,” or Statement 123, and compensation expense for the share-based payment awards granted subsequent to December 25, 2005, based on the grant date fair value estimated in accordance with the provisions of Statement 123(R). The compensation expense for all share-based payment awards was recognized using straight-line attribution method reduced for estimated forfeitures. Statement 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Because we do not have sufficient historical forfeiture experience related to our own stock-based awards, we estimated forfeitures based on AMD’s historical forfeiture rates as we believe these forfeiture rates to be the most indicative of our own expected forfeiture rate. In our pro forma information required under Statement 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred.

Revenue Reserves

We record a provision for estimated sales returns and allowances on product sales and a provision for estimated future price reductions in the same period that the related revenues are recorded. We base these estimates on actual historical sales returns, allowances, historical price reductions, market activity, and other known or anticipated trends and factors. These estimates are subject to management’s judgment, and actual provisions could be different from our estimates and current provisions, resulting in future adjustments to our revenues and operating results.

Inventory Valuation

At each balance sheet date, we evaluate our ending inventories for excess quantities and obsolescence. This evaluation includes analysis of sales levels by product and projections of future demand. These projections assist us in determining the carrying value of our inventory and are also used for near-term factory production planning. We do not value inventories on hand in excess of forecasted demand of six months. In addition, we write off inventories that we consider obsolete. We adjust remaining specific inventory balances to approximate the lower of our standard manufacturing cost or market value. Among other factors, management considers forecasted demand in relation to the inventory on hand, competitiveness of product offerings, market conditions and product life cycles when determining obsolescence and net realizable value. If we anticipate future demand or market conditions to be less favorable than our projections as forecasted, additional inventory write-downs may be required and would be reflected in cost of sales in the period the revision is made. This would have a negative impact on our gross margins in that period. If in any period we are able to sell inventories that were not valued or that had been written down in a previous period, related revenues would be recorded without any offsetting charge to cost of sales, resulting in a net benefit to our gross margin in that period.

Impairment of Long-Lived Assets

We consider no less frequently than quarterly whether indicators of impairment of long-lived assets are present. These indicators may include, but are not limited to, significant decreases in the market value of an asset and significant changes in the extent or manner in which an asset is used. If these or other indicators are present, we determine whether the estimated future undiscounted cash flows attributable to the assets in question are less than their carrying value. If less, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. We may incur impairment losses in future periods if factors influencing our estimates of the undiscounted cash flows change.

Income Taxes

Prior to our reorganization into Spansion Inc. we operated as a Delaware limited liability company that had elected to be treated as a partnership for U.S. federal tax reporting purposes and, therefore, we were not a U.S. taxable entity. We now operate as Spansion Inc., which is a taxable entity for U.S. federal tax reporting purposes. Our foreign subsidiaries are wholly owned and are taxable as corporations in their respective foreign countries of formation. In determining taxable income for financial statement reporting purposes, we must make estimates and judgments. These estimates and judgments are applied in the calculation of specific tax liabilities and in the determination of recoverability of deferred tax assets, which arise from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes.

We must assess the likelihood that we will be able to recover our deferred tax assets. Unless recovery of these deferred tax assets is considered more likely than not, we must increase our provision for taxes by recording a charge to income tax expense, in the form of a valuation allowance, for the deferred tax assets that we estimate will not ultimately be recoverable. We consider past performance, future expected taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment by the relevant tax jurisdiction. If our estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result.

Pension and Post-retirement Benefits

We provide a pension plan for certain employees of Spansion Japan, and as a result, we have significant pension benefit costs and credits that are computed and recorded in our financial statements based on actuarial valuations. The actuarial valuations require assumptions and methods which must be used to develop the best estimate of the benefit costs. These valuation assumptions include salary growth, long-term return on plan assets, discount rates and other factors. The salary growth assumptions reflect our future and near-term outlook for salary growth within the industry. Long-term return on plan assets is determined based on historical results in the debt and equity markets and management’s expectation of the current economic environment and the allocation target and expected future yields of each asset class. The discount rate assumption is based on current investment yields on Japanese government long-term bonds, as no deep corporate market exists for high quality corporate debt instruments. Actual results that differ from these assumptions are accumulated and amortized over the future life of the plan participants. While we believe that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect the pension costs and obligations.

Qualitative and Quantitative Disclosure About Market Risk

Interest Rate Risk

Our exposure to market risk for changes in interest rates relates primarily to our investment portfolio. As of December 25, 2005, our investments in our portfolio were short-term investments and consisted of money market auction rate preferred stocks and commercial paper.

As of December 25, 2005, approximately 39 percent of the principal amounts outstanding under our unrelated third party debt obligations were fixed rate and long term. With respect to our related party debt, substantially all was fixed rate and 88 percent was long term as of such date. As of December 25, 2005, approximately 18 percent of our total debt obligations were variable rate. We continually monitor market conditions and enter into hedges when appropriate. We do not currently have any hedges of interest rate risk in place. We do not use derivative financial instruments for speculative or trading purposes.

Default Risk

We mitigate default risk by investing in only high credit quality securities and by constantly positioning our portfolio to respond appropriately to a significant reduction in a credit rating of any investment issuer or guarantor. The portfolio includes only marketable securities with active secondary or resale markets to ensure portfolio liquidity.

The following table presents the cost basis, fair value and related weighted-average interest rates by year of maturity for our investment portfolio and debt obligations as of December 25, 2005 and comparable fair values as of December 26, 2004:

	2006	2007	2008	2009	2010	Thereafter	Total	2005 Fair value	2004 Fair value
	(in thousands, except for percentages)
Investment Portfolio
Cash equivalents:
Fixed rate amounts	$336,141	$—	$—	$—	$—	$—	$336,141	$336,141	$29,958
Weighted-average rate	4.43%	—	—	—	—	—	4.43%	4.43%	2.32%
Variable rate amounts	$59,000	$—	$—	$—	$—	$—	$59,000	$59,000	$35,000
Weighted-average rate	4.11%	—	—	—	—	—	4.11%	4.11%	2.11%
Marketable securities:
Fixed rate amounts	$177,086	$—	$—	$—	$—	$—	$177,086	$177,086	$—
Weighted-average rate	4.58%	—	—	—	—	—	4.58%	4.58%	—
Variable rate amounts	$—	$—	$—	$—	$—	$15,000	$15,000	$15,000	$57,950
Weighted-average rate	4.44%	—	—	—	—	—	4.44%	4.44%	2.35%

Total Investment Portfolio	$572,227	$—	$—	$—	$—	$15,000	$587,227	$587,227	$122,908

Debt Obligations
Debt—fixed rate amounts	$—	$—	$—	$—	$—	$225,787	$225,787	$225,787	$—
Weighted-average rate	—	—	—	—	—	13.00%	13.00%	13.00%	—
Debt to members—fixed rate amounts	$21,638	$1,526	$1,526	$255	$—	$158,970	$183,915	$183,915	$225,410
Weighted-average rate	6.92%	5.90%	5.90%	5.90%	—	14.00%	13.02%	13.02%	6.65%
Debt—variable rate amounts	$103,041	$30,975	$—	$—	$—	$—	$134,016	$134,016	$204,487
Weighted-average rate	1.76%	1.64%	—	—	—	—	1.73%	1.73%	2.93%
Debt to members—variable rate amounts	$—	$—	$—	$—	$—	$—	$—	$—	$160,000
Weighted-average rate	—	—	—	—	—	—	—	—	6.17%

Total Debt Obligations	$124,679	$32,501	$1,526	$255	$—	$384,757	$543,718	$543,718	$589,897

Foreign Exchange Risk

As a result of our foreign operations, we have sales, expenses, assets and liabilities that are denominated in Japanese yen and other foreign currencies. For example,

•	some of our manufacturing costs are denominated in Japanese yen, Chinese renminbi, Thai baht and Malaysian ringgit;

•	sales of our products to Fujitsu are primarily denominated in Japanese yen; and

•	some fixed asset purchases are denominated in Japanese yen and European euros.

As a consequence, movements in exchange rates could cause our net sales and our expenses to fluctuate, affecting our profitability and cash flows. We use foreign currency forward contracts to reduce our exposure to foreign currency exchange rate fluctuations. The objective of these contracts is to reduce the impact of foreign currency exchange rate movements on our operating results and on the cost of capital asset acquisitions. We do not use these contracts for speculative or trading purposes.

We had an aggregate of $49.6 million (notional amount) of short-term foreign currency forward contracts denominated in Japanese yen outstanding as of December 25, 2005. Unrealized gains related to the foreign currency forward contracts for fiscal 2005 increased by $1.1 million. We do not anticipate any material adverse effect on our consolidated financial position, results of operations or cash flows resulting from the use of these instruments in the future. However, we cannot assure you that these strategies will be effective or that transaction losses can be minimized or forecasted accurately. In particular, we generally cover only a portion of our foreign currency exchange exposure. Moreover, we determine our total foreign currency exchange exposure using projections of long-term expenditures for items such as equipment and materials used in manufacturing. We cannot assure you that these activities will eliminate foreign exchange rate exposure. Failure to eliminate this exposure could have an adverse effect on our business, financial condition and results of operations.

In addition, even where revenues and expenses are matched, we must translate Japanese yen denominated results of operations, assets and liabilities for our foreign subsidiaries to U.S. dollars in our consolidated financial statements. Consequently, increases and decreases in the value of the U.S. dollar versus the Japanese yen will affect our reported results of operations and the value of our assets and liabilities on our consolidated balance sheet, even if our results of operations or the value of those assets and liabilities has not changed in its original currency. These transactions could significantly affect the comparability of our results between financial periods and/or result in significant changes to the carrying value of our assets, liabilities and stockholders’ equity and members’ capital.

The following table provides information about our foreign currency forward contracts as of December 25, 2005 and December 26, 2004. All of our foreign currency forward contracts mature within the next 12 months.

	As of Dec. 25, 2005			As of Dec. 26, 2004
	Notional Amount	Average Contract Rate	Estimated Fair Value	Notional Amount	Average Contract Rate	Estimated Fair Value
	(in thousands, except contract rates)
Foreign currency forward contracts:
Japanese yen	$49,600	¥118.9516	$1,040	$10,542	¥104.3487	$(73)

We experienced no significant changes in market risk during the first half of fiscal 2006 except when the Japanese yen strengthened against the U.S. dollar. As a result, the cumulative translation adjustment balance has increased during the six months ended July 2, 2006. This increase is primarily due to the translation impact of the functional currency used to account for the net assets of our subsidiary in Japan to our reporting currency, which is the U.S. dollar. However, this translation impact does not affect our earnings or our cash flows as this translation adjustment is recorded as a component of stockholders’ equity in our balance sheet. As foreign currency exchange rates fluctuate relative to the U.S. dollar, we expect to continue to incur significant foreign currency translation adjustments, which will either increase or decrease our total stockholders’ equity balance. In addition, we cannot give any assurance as to the effect that future changes in foreign currency rates will have on our consolidated financial position, results of operations or cash flows.

BUSINESS

Our Company

We are one of the largest Flash memory providers and the largest company in the world dedicated exclusively to designing, developing, manufacturing, marketing and selling Flash memory, a critical semiconductor component of nearly every electronic product and one of the fastest growing segments of the semiconductor industry. Our Flash memory is integrated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment, personal computers and PC peripherals. Our Flash memory solutions are incorporated in products from original equipment manufacturers, or OEMs, in each of these markets, including all of the top ten mobile phone OEMs, all of the top ten consumer electronics OEMs and all of the top ten automotive electronics OEMs. We operate four Flash memory wafer fabrication facilities, or fabs, four assembly and test sites and a development fab, known as our Submicron Development Center, or SDC. We are headquartered in Sunnyvale, California, with Japanese headquarters in Kawasaki, Japan.

For the first six months of fiscal 2006, our net sales were $1.2 billion and our net loss was $101 million. For fiscal 2005, our net sales were $2.0 billion and our net loss was $304 million. According to market research firm iSuppli, in the first six months of 2006, we were the largest supplier of NOR Flash memory, with a 29 percent market share, which made us one of the largest suppliers for the overall Flash memory market, with a 12 percent market share, based on net sales. In 2005, based on iSuppli data, we were the second largest supplier of NOR Flash memory, with a 26 percent market share, and we were one of the largest suppliers for the overall Flash memory market, with an 11 percent market share, based on end sales of our products by AMD and Fujitsu, who acted as our sole distributors. We believe we owe our position to our leading-edge technology, including our proprietary MirrorBit technology, our broad product portfolio derived through continued customer-centric innovation and our systems-level solutions, advanced manufacturing capabilities and customer relationships.

We were originally organized as a Flash memory manufacturing venture of AMD and Fujitsu in 1993 named Fujitsu AMD Semiconductor Limited, or FASL. The primary function of FASL was to manufacture and sell Flash memory wafers to AMD and Fujitsu, who in turn converted the Flash memory wafers into finished Flash memory products and sold them to their customers. AMD and Fujitsu were also responsible for all research and development and marketing activities and provided FASL with various support and administrative services.

By 2003, AMD and Fujitsu desired to expand the operations of FASL to: achieve economies of scale; add additional Flash memory wafer fabrication capacity; include assembly, test, mark and pack operations; include research and development capabilities; and include various marketing and administrative functions. To accomplish these goals, in 2003, AMD and Fujitsu reorganized our business as a Flash memory company called FASL LLC, later renamed Spansion LLC, by integrating the manufacturing venture with other Flash memory assets of AMD and Fujitsu. Since this reorganization, until the beginning of the second quarter of fiscal 2006, we manufactured and sold finished Flash memory devices to customers worldwide through our two sole distributors, AMD and Fujitsu. Since the beginning of the second quarter of fiscal 2006, we have sold our products directly to our customers and customers not served solely by Fujitsu. Fujitsu acts as our sole distributor in Japan and also as a nonexclusive distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions. We were reorganized from Spansion LLC into Spansion Inc., a Delaware corporation, in connection with our initial public offering in December 2005.

Our Industry

Consumers are increasingly demanding access to digital content through sophisticated communications equipment, consumer electronic products and automotive electronics. People now expect to instantly access, store and interact with multimedia content, including photos, music, video and text files using such products as mobile phones, digital cameras, DVD players, set top boxes, or STBs, MP3 players and automotive electronics such as navigation systems. The primary semiconductor component used to store and access this kind of digital content is Flash memory, and as a result, Flash memory has become one of the most critical components of electronic products. Most electronic products use Flash memory to store important program instructions, known as code, as well as multimedia or other digital content, known as data. Code storage allows the basic operating instructions, operating system software or program code to be retained, which allows an electronic product to function, while data storage allows digital content, such as multimedia files, to be retained. There are two major architectures of Flash memory in the market today: NOR Flash memory, which is used for code and data storage in mobile phones and primarily for code storage in consumer electronics, and NAND Flash memory, which is primarily used for data storage in removable memory applications, such as Flash memory cards and USB drives, and is increasingly being used in some high-end mobile phones and embedded applications.

The Flash memory market can be divided into two major categories based on application: the integrated category, which includes wireless and embedded applications, and the removable storage category. Within the integrated category, portable, battery-powered communications applications are referred to as “wireless” and all other applications, such as consumer, industrial, telecommunications and automotive electronics, are referred to as “embedded.” Within the removable storage category, applications include Flash memory cards and USB drives. Based on iSuppli data, the wireless portion of the integrated category, which primarily consists of mobile phones, represented the largest market for NOR Flash memory in fiscal 2005. Sales in the wireless portion of the integrated category represented a majority of our sales in fiscal 2005 and in the first six months of fiscal 2006, and sales in the embedded portion of the integrated category represented the balance of our sales. We do not yet sell any products in the removable storage category. The following table illustrates the market size, applications and primary use for Flash memory in each of the two Flash memory categories.

Category	Applications	2005 Market Size	Primary Use
Integrated	Wireless • Mobile phones • Smartphones	$6.2 billion	Combined code and data storage

Embedded

•      Consumer electronics (including MP3 players)

•      Automotive electronics

•      Personal computers and PC peripherals

•      Networking and telecom equipment (excluding mobile phones)

•      Industrial, medical and military products

		$5.9 billion	Combined code and data storage
Removable Storage	• USB drives • Flash memory cards	$6.5 billion	Data storage

Source: iSuppli, September 2006.

Trends in the Flash Memory Market

Overall, the Flash memory market has grown significantly over the past eight years, from worldwide sales of $2.9 billion in 1998 to $18.6 billion in 2005. iSuppli projects that the integrated category of the Flash memory market will reach sales of $25.9 billion in 2010 from $12.1 billion in 2005, representing a compound annual growth rate of approximately 17 percent, and that the removable storage category will reach sales of $8.6 billion in 2010 from $6.5 billion in 2005, representing a compound annual growth rate of approximately six percent. We believe much of this growth in the Flash memory market will be driven by the following trends:

Growth in unit shipments and Flash memory content of mobile phones.    According to iSuppli, worldwide mobile phone shipments are expected to increase from 820 million units in 2005 to 1,018 million units in 2010, representing a compound annual growth rate of approximately four percent over the period. The market research firm Gartner estimates that mobile phone shipments will increase from 820 million units in 2005 to over 1,400 million units in 2010, representing a compound annual growth rate of approximately 12 percent over the period. In addition, mobile phones are becoming increasingly complex as communications, computing and entertainment functions continue to converge onto a single handset. As a result, Flash memory content per mobile phone is growing to accommodate increased storage requirements for data applications, such as music downloads and pictures, as well as the higher-complexity program code associated with advanced mobile phones that include features such as color displays, global positioning systems, internet services, built-in cameras and advanced communications protocols. According to iSuppli, average Flash memory content per mobile phone is projected to grow dramatically from approximately 200 megabits in 2005 to over 10 gigabits in 2010.

Growth in unit shipments and Flash memory content for embedded applications.    Demand for digital content is driving significant growth in the consumer electronics market. According to iSuppli, aggregate unit sales of digital consumer products such as digital cameras, DVD players and recorders, digital televisions, MP3 players and STBs are expected to grow from approximately 700 million units in 2005 to 1.1 billion units in 2010, representing a compound annual growth rate of approximately ten percent. We also expect consumer electronics products to increase in complexity, requiring larger amounts of Flash memory. Flash memory is also increasingly embedded in a variety of other applications, such as automotive engine control, navigation and entertainment systems and PC peripherals such as printers and home networking, with new emerging applications for Flash memory to replace rotating storage media in applications such as hard drive replacement in personal computers.

Proliferation of removable storage products.    The widespread adoption of digital cameras and the increasing demand for portable access to digital content are driving the considerable growth of removable storage products such as Flash memory cards and universal serial bus, or USB, drives. iSuppli projects aggregate unit sales of Flash memory cards and USB drives to increase from approximately 440 million units in 2005 to approximately 1.5 billion units in 2010, representing a compound annual growth rate of approximately 28 percent.

Flash Memory Customer Requirements

Flash memory is used across a wide spectrum of applications. Within each of the integrated and removable storage categories of the Flash memory market, customer and application needs are influenced by whether the application will predominantly require code storage, data storage or a combination of the two. The integrated category has traditionally focused on combined code and data storage. The removable storage category has typically focused on data storage. Traditional criteria by which Flash memory customers evaluate Flash memory products include:

Density.    Refers to the amount of content that can be physically stored and is measured in bits. Higher densities allow Flash memory customers to increase the amount of memory storage capacity on their electronic products. Code storage in most customer products typically requires lower densities, from 1 megabit to 512 megabits, while data storage typically requires higher densities, from 64 megabits to 1 gigabit in mobile phones and up to 32 gigabits for removable storage applications.

Cost Per Bit.    Refers to the cost of Flash memory relative to its storage capacity in bits. Customers in the removable storage category have traditionally had a greater focus on getting the lowest cost per bit than customers in the integrated category.

Performance (Read/Write).    Read performance refers to how quickly a Flash memory device can access its program code or stored content, which can impact the overall operating performance of electronic products. For example, read performance impacts how long it takes to turn on a mobile phone. Write performance refers to how quickly a Flash memory device can store or save information, such as how long it takes to store a picture. Applications that primarily use Flash memory for code storage purposes, such as automotive electronics, typically require higher read performance. Applications that primarily use Flash memory for data storage, such as removable cards and USB drives, typically require higher write performance.

Reliability.    Refers to attributes such as the length of time data is retained once stored on Flash memory, the durability of the Flash memory device in extreme environmental conditions and the number of times information can be saved to and erased from the device. Reliability is most critical in applications that primarily use Flash memory for code storage purposes. For example, in wireless and embedded applications, even a single bit failure in a Flash memory device used for code storage can lead to the failure of the overall system.

Power Consumption.    Refers to the amount of power consumed in an electronic product at industry standard voltage levels, ranging from 1.8 to 5.0 volts. Lower power consumption enables longer lasting battery life. Flash memory devices with low power consumption are particularly important in the wireless portion of the integrated category.

In addition to having product-specific requirements, we believe Flash memory customers are increasingly relying on Flash memory suppliers to offer value-added solutions beyond the traditional criteria of the Flash memory components. Examples include:

•	systems-level knowledge and software-based solutions to help customers differentiate their products, get to market quickly, reduce costs and improve performance;

•	complete memory subsystems integrating various types of memory components into a variety of multi-chip-products, or MCPs, and Package-on-Package, or PoP, solutions;

•	platform-based designs which ensure interoperability with a broad range of other system hardware and software components;

•	scalable product offerings for the integrated category that offer a wide range of both standalone and MCP products utilizing common software and are available in a single package footprint;

•	extended availability, sometimes up to ten years, of some products used in automotive and telecommunications applications; and

•	broad product portfolios extending throughout low, mid-range and high densities with a variety of interface and performance options.

Customers in the integrated category have historically chosen NOR-based Flash memory products because NOR’s fast read performance and superior reliability are better suited for program code storage as well as combined code and data storage. More recently, however, the need for greater data storage capacity in high-end mobile phones has resulted in some mobile phone manufacturers choosing NAND-based Flash memory products to address their data storage needs. NAND-based Flash memory has historically offered higher density, faster write speeds and lower cost per bit as compared to NOR-based Flash memory. For similar reasons, customers in the removable storage category have historically chosen NAND-based Flash memory products. We believe Flash memory customers would prefer to select products meeting the exact density, cost, reliability, performance and power consumption requirements for their code and data storage applications irrespective of NOR/NAND architecture. In addition, we believe customers will increasingly seek Flash memory providers that have the ability to add value beyond the Flash memory component itself.

Our Approach

We focus on the integrated category of the Flash memory market, including the wireless and embedded portions, where high reliability, a full range of densities, fast read performance and value-added, differentiated solutions are important. Our products designed for code storage applications are based on NOR Flash memory architecture and utilize either traditional floating gate technology or our MirrorBit technology. Our products designed for data storage applications are based on MirrorBit ORNAND architecture and also utilize our MirrorBit technology. Floating gate is the conventional technology that is used by most Flash memory companies today. MirrorBit technology is our proprietary technology that takes a fundamentally different approach from floating gate technology, with lower overall manufacturing costs and higher yields. We introduced our first product based on MirrorBit technology in July 2002. Sales of MirrorBit technology-based products increased from approximately 14 percent of our total net sales during the first quarter of fiscal 2005 to approximately 43 percent during the second quarter of fiscal 2006. The remainder of our sales have been based on floating gate technology.

We intend to continue to leverage our MirrorBit technology to strengthen our position as a market leader in the integrated category of the Flash memory market and to selectively participate in the removable storage category. We believe MirrorBit technology allows us to serve these markets with a full range of products meeting the density, low cost per bit, superior reliability and high read and write performance required by these market categories. We also believe MirrorBit technology has the capability to integrate logic functions as the foundation for new types of value-added memory solutions. Furthermore, we believe platform design by silicon manufacturers in conjunction with ODMs, OEMs and other silicon partners will become increasingly important. We believe we are well positioned to take advantage of this trend and plan to continue to grow our value-added offerings through system-level design and software support, scalable platform-based solutions and continued close collaboration with other semiconductor and software companies.

Our Strengths

We believe we have the attributes that are necessary for long-term success in the Flash memory market, including the following:

Largest Dedicated Flash Memory Player with a Leading Market Position.    With total assets of $3.3 billion as of December 25, 2005, net sales of $2.0 billion for fiscal 2005 and a global team of approximately 9,200 employees as of October 1, 2006, we are one of the largest Flash memory providers and the largest company focused exclusively on the design, development, manufacture, marketing and sale of Flash memory. According to iSuppli, in the first six months of 2006, we were the largest supplier of NOR Flash memory, with a 29 percent market share, which made us one of the largest suppliers for the overall Flash memory market, with a 12 percent market share, based on net sales. In 2005, based on iSuppli data, we were the second largest NOR Flash memory supplier, with a 26 percent market share, which made us one of the largest suppliers for the overall Flash memory market, with an 11 percent market share, based on end customer sales.

Because we focus exclusively on Flash memory, we generally do not compete with our partners or Flash memory customers and therefore are well positioned to work with them to jointly develop products and collaborate freely on future technology roadmaps. We currently serve the global Flash memory market with design and manufacturing facilities located worldwide. Our local presence in many markets, such as the United States, Japan, Korea and China, enables us to effectively capitalize on the latest industry trends and customer needs to develop and position our products accordingly.

Proprietary MirrorBit Technology.    Our proprietary MirrorBit technology is capable of storing two to four bits of data in a single memory cell, providing up to four times the capacity per cell of single-level cell floating gate technology. Our two-bit-per-cell MirrorBit technology also allows us to offer a broad range of product configurations and capabilities, including high read performance and superior reliability. Compared to competing floating gate MLC NOR technology, two-bit-per-cell MirrorBit technology has a simpler cell architecture requiring fewer manufacturing steps and supporting higher yields, resulting in lower costs. Our current family of NOR products based on MirrorBit technology features two bits-per-cell with densities from 4 megabits to 1 gigabit. We are currently producing a 1-gigabit MirrorBit ORNAND product and are sampling a 512-megabit MirrorBit ORNAND product. We plan to grow our family of MirrorBit ORNAND products to 2 gigabits by the end of fiscal 2006. We have also demonstrated working silicon of our four-bit-per-cell MirrorBit technology called MirrorBit Quad. With densities, die size and a cost structure comparable to floating gate MLC NAND at an equivalent process technology node, we believe MirrorBit Quad will allow us to compete in portions of the integrated and removable storage categories that would otherwise be served by floating gate MLC NAND Flash memory. We plan to begin production of MirrorBit Quad products by late fiscal 2006 and are planning production densities as high as 16 gigabits by late fiscal 2007. The ability to easily integrate logic with our

MirrorBit technology will enable us to create new types of Flash memory product not available in the market today. We believe MirrorBit is a differentiated technology that will help us to retain and enhance our leadership position from entry level to high-end applications.

Broad Product Offerings.    We currently produce the industry’s broadest range of NOR-based Flash memory products using both floating gate and MirrorBit technologies. Our traditional NOR Flash memory product portfolio ranges from 1 megabit to 1 gigabit, with voltages from 1.8 volts to 5.0 volts and a breadth of performance options. This range of offerings supports common software interfaces and packaging footprints, allowing customers to more easily utilize our broad product portfolio and in some cases choose us as a single source supplier. We have also developed our MirrorBit ORNAND architecture which combines some of the best attributes of NOR and NAND architectures. We currently offer a 1-gigabit MirrorBit ORNAND product and are sampling a 512-megabit product. We also plan to offer a 2-gigabit MirrorBit ORNAND product in the fourth quarter of fiscal 2006. We also plan to offer four-bit-per-cell MirrorBit Quad solutions of up to 16 gigabits by the end of fiscal 2007 to address data storage portions of the integrated category. With MirrorBit NOR, MirrorBit ORNAND and MirrorBit Quad our MirrorBit technology can address nearly all applications in the integrated category, as well as a number of applications in the removable storage category.

Customer-Centric Innovation.    We work with customers to identify evolving needs and new applications in order to develop innovative products and features. For example, we developed a Flash memory-based security feature set called Advanced Sector Protection, or ASP. We originally designed ASP for the automotive sector to prevent the unauthorized alteration of a car’s engine and transmission control systems to increase performance, thus enhancing consumer safety and protecting auto manufacturers from fraudulent warranty claims. This hardware-based security solution also protects devices such as mobile handsets against viruses while protecting wireless network operators and cable and satellite service providers against cloning and signal theft. Another innovation, which we developed for mobile phone OEMs, is our simultaneous read-write architecture, or SRW, which significantly improves system performance by enabling the Flash memory to simultaneously read and write. For example, a mobile camera phone with SRW can simultaneously receive a call and store a digital photograph.

Advanced Manufacturing, Lithography and Packaging Capabilities.    We have developed advanced Flash memory manufacturing capabilities. We operate four dedicated manufacturing Flash memory wafer fabs and a development fab to accelerate the introduction of next-generation technologies. We were the first NOR Flash memory manufacturer to transition to 110-nanometer geometries, and we began production on 90-nanometer geometries in the first half of fiscal 2006. In addition, we have leading-edge packaging capabilities, including MCP and PoP, in our assembly and test facilities in Malaysia, Thailand and China. In fiscal 2005, we assembled, tested and shipped approximately 840 million Flash memory products. Our packaging capabilities better position us to capitalize on emerging trends such as demand for smaller form factors and complete memory subsystems.

Systems-Level Solutions, Alliances and Support.    We have invested significant systems and engineering resources to establish alliances with other semiconductor and software companies, create innovative development tools and testing environments and bring our significant memory subsystems expertise to customers. For example, we collaborated with ARM Holdings PLC to create the Platform Independent Storage Module, or PISMO, a processor-peripheral interface standard for development platforms that accelerates customer evaluation of peripheral hardware including memory sub-systems. We are also collaborating with msystems Ltd. to create high-density Subscriber Identity Module, or SIM, card products with an innovative integrated, single-chip design for enhanced systems architecture, security benefits and streamlined system integration. We expect significant benefits to the SIM and smart card markets to include performance, reliability and an optimized cost structure. In addition, we are working with leading baseband suppliers to develop reference platforms and improve mobile platform performance, create smaller form factors and lower system cost based on mutual product optimization. For example, we worked with Philips to develop pre-validated memory subsystems for mobile phone platforms designed around Philips’ baseband offerings, and we have Flash memory solutions that are in the process of being pre-validated, as well as solutions that have been pre-validated, for select reference design platforms from QUALCOMM Incorporated.

Our Strategy

Our goal is to leverage our proprietary MirrorBit technology, broad product offerings, customer-centric innovation, systems-level solutions, manufacturing capabilities and strong market position to grow our leadership position in the integrated category of the Flash memory market and enter new markets. To achieve these goals, we are pursuing the following key strategies:

Capitalize on Our Leadership Position.    We plan to use our position as a market leader to increase our share in the integrated category of the Flash memory market. Our products are incorporated into products from many of the top OEMs in this category, including all of the top ten mobile phone OEMs, all of the top ten consumer electronics OEMs and all of the top ten automotive electronics OEMs. These OEM relationships provide us with insight into the latest industry trends and customer needs and enable us to develop and position our product offerings to ensure that we meet future customer demands. We believe we have the ability to maintain our top-tier relationships as well as broaden our customer base, particularly in the embedded portion of the integrated category.

Bridge the NOR/NAND Divide.    We have developed a new architecture called ORNAND based on our MirrorBit technology that we believe will allow us to offer products that draw from among the best features of both NOR and NAND architectures and will be an important part of our strategy to address data storage applications within the integrated category of the Flash memory market, which are currently primarily served by NAND-based Flash memory products. Because our ORNAND architecture is based on our MirrorBit technology, we expect that our products based on the MirrorBit ORNAND architecture will have the ability to scale to high densities at competitive costs. We believe that MirrorBit ORNAND will allow us to better capitalize on growing demand for data storage. We have also demonstrated MirrorBit technology’s ability to store four bits per cell with working silicon, which we refer to as MirrorBit Quad. If successfully developed, we believe our MirrorBit Quad technology will enable us to target mass data storage applications in the integrated category and to address portions of the removable storage category.

Enter into New Markets.    By leveraging the low cost structure of, and the ability to easily integrate logic with, our MirrorBit technology and our alliances with third parties, we are investigating opportunities to selectively participate in new markets. We believe that MirrorBit technology has the capability to integrate logic functions within high-density arrays of Flash memory more efficiently than competing technologies in the Flash memory market, which we expect will enable us to create new types of products not available today. For example, we are developing a single-chip high-density SIM solution which we call HD-SIM. The HD-SIM solution is being designed to integrate traditional SIM card security functions together with secured high-density MirrorBit Flash memory for data storage, to create a single-chip solution for wireless operators in a market currently served only by multi-chip solutions. In addition, we plan to leverage the lower cost structure of MirrorBit Quad to create differentiated solutions in the integrated category of the Flash memory market for applications such as MP3 players, Personal Media Players, or PMPs, and solid state mass data storage applications. We also plan to selectively address portions of the removable storage category, such as for Flash memory cards and USB drives.

Continue to Develop Systems-Level Solutions and Provide Increasing Value to Customers.    We intend to continue to work with customers and with complementary silicon and software providers at the architecture level to optimize entire systems that incorporate Flash memory. Moreover, we intend to leverage the expertise of our dedicated software team to allow customers to upgrade, reduce costs or otherwise modify existing products quickly and easily, without requiring them to redesign circuit boards or rewrite software. We also plan to increase our level of support and design services to continue to build customer loyalty. By continuing to offer architectural and systems-level solutions, we believe we can strengthen our position as a trusted supplier in the Flash memory market.

Leverage Our Manufacturing and Technology Expertise.    Our strategy includes accelerating the development and production of leading edge advanced technology for 90-nanometer production in fiscal 2006,

65-nanometer production in fiscal 2007 and 45-nanometer production on 300-millimeter wafers at our new SP1 facility in fiscal 2008. We believe that the use of smaller geometries and larger wafers will contribute to lower manufacturing cost-per-unit at a given product density, particularly at higher memory densities. A core part of our manufacturing strategy is also to balance the mix of in-house manufacturing with outsourced capacity. For example, we have entered into a foundry agreement with Taiwan Semiconductor Manufacturing Company Limited, or TSMC, for 110-nanometer MirrorBit production on 200-millimeter wafers and 90-nanometer MirrorBit production on 300-millimeter wafers to augment our internal production capability. We believe that this balanced manufacturing approach enables us to maximize the impact of invested dollars spent on next generation technology for the integrated category of the Flash memory market while maintaining a long-term, stable supply of new and existing products for our customers.

Key Technology Product Building Blocks

Our products focus primarily on the integrated category of the Flash memory market where high reliability, a full range of densities, fast read performance and value-added solutions are important. Our products are currently based on NOR and MirrorBit ORNAND architectures and offer densities from 1 megabit to 1 gigabit with a breadth of interfaces and features. Our MirrorBit ORNAND architecture has been designed for certain applications currently addressed by NAND Flash memory products in the integrated category. We began production of a 1-gigabit MirrorBit ORNAND device in the second quarter of fiscal 2006 and produced engineering samples of a 2-gigabit MirrorBit ORNAND device in the third quarter of fiscal 2006. We have also demonstrated working silicon of MirrorBit Quad Flash memory technology, which we believe to be the first four-bit-per-cell Flash memory technology and plan to begin production of MirrorBit Quad products by late fiscal 2006, with densities as high as 16 gigabits in production by late fiscal 2007.

* SRW and ASP refer to Simultaneous Read/Write and Advanced Sector Protection.

Technology

Flash memory technology refers to the structure of an individual memory cell or transistor. Our products are based on two technologies, single-bit-per-cell floating gate technology and two-bit-per-cell MirrorBit technology, and we plan to introduce products based on MirrorBit Quad technology with four bits per cell.

Floating Gate Technology.    Floating gate is the conventional memory cell technology that is utilized by most Flash memory companies today for both NOR and NAND products. A memory cell comprises a transistor having a source, a drain and a control gate to regulate the current flow between the source and the drain, thereby defining whether the memory cell stores a “0” bit or a “1” bit by storing charge in the cell storage medium. Floating gate is a memory cell technology in which the “floating gate” is a conductive storage medium between the control gate and the source and drain. It is referred to as a floating gate as it is electrically isolated or “floating” from the rest of the cell to ensure that stored charge does not leak away resulting in memory loss. We have created innovations in floating gate that have become industry standards, such as negative gate erase, single power supply and embedded programming algorithms, and we continue to hold a leading position in the Flash memory market with our products based on floating gate technology. Our products using floating gate are typically used for code storage in applications requiring very high read speeds, extreme temperatures and harsh environments such as automotive applications and for the majority of low density applications.

Floating gate technology has traditionally stored one bit of data per memory cell, referred to as single level cell floating gate technology, or SLC. To achieve higher densities and lower costs per bit, the industry has developed floating gate technology to store two bits of data per memory cell, referred to as floating gate multilevel cell, or MLC, technology. MLC floating gate technology stores one of four different quantities of charge, known as fractional charge storage, in the memory cell; these different quantities of charge are decoded as equivalent to two bits of information. We do not use MLC floating gate technology to achieve two bits per cell in our products.

MirrorBit Technology.    To achieve two bits per cell, and most recently four bits per cell, we developed MirrorBit technology, which we believe has significant advantages over competing floating gate solutions in areas of cost, density, performance and logic integration. MirrorBit takes a fundamentally different approach from both single-bit and two-bit-per-cell floating gate Flash memory technology. MirrorBit stores two bits of data in a single memory cell thereby doubling the density, or storage capacity, of each memory cell and enabling higher density products. However, contrary to the conductive storage medium used by floating gate technology, MirrorBit technology stores charge in a nonconductive storage medium, silicon nitride, which eliminates the need for a floating gate. While electrons stored on a floating gate will diffuse, those stored in a particular location of a MirrorBit nitride cell will stay in place. This enables MirrorBit to store charge in two physically distinct locations, as Figure 1 shows, to create two bits per cell, rather than using four levels of charge like MLC floating gate Flash memory. MirrorBit Quad applies MLC technology using four levels of charge to each of the two distinct storage locations in a MirrorBit cell. The result is a four bit per cell technology. Floating gate technology requires MLC technology using 16 levels of charge in order to achieve 4 bits per cell. Writing and reading 16 distinct levels of charge poses significant technical challenges.

In addition storing charge in a silicon nitride layer and eliminating the requirement for a floating gate greatly simplifies the manufacturing process, which results in higher yields compared to floating gate technology.

We believe our MirrorBit technology enables our products to meet many of the key requirements of Flash memory customers:

Low cost per bit.    MirrorBit technology offers manufacturing cost advantages compared to MLC floating gate NOR technology. MirrorBit has a simpler cell architecture that eliminates ten percent of the total manufacturing steps and 40 percent of the most critical manufacturing steps, as compared to MLC floating gate NOR technology. MirrorBit technology also enables a simpler connection of individual memory cells to form the Flash memory array. The reduction of manufacturing steps, combined with an efficient Flash memory array implementation, results in yields up to 30 percent higher than MLC floating gate NOR technology and a lower cost per bit. We believe two-bit-per-cell MirrorBit technology has a cost structure comparable to SLC floating gate NAND and MirrorBit Quad has a cost structure comparable to MLC floating gate NAND at an equivalent technology node.

High density.    MirrorBit technology features NOR densities from 4 megabits to 1 gigabit today, with MirrorBit ORNAND in production at 1 gigabit. We also currently have engineering samples of both 512-megabit and 2-gigabit MirrorBit ORNAND devices and plan to develop higher density MirrorBit products for both architectures to expand this range. We believe the low cost structure and high yields of MirrorBit technology enable the production of higher-density NOR Flash memory products at a cost structure that is not achievable using competing MLC floating gate NOR technology at the same process geometry. We have designed our MirrorBit Quad technology to extend our portfolio to even higher densities for products targeted at data storage for the integrated category.

High performance.    We have designed our MirrorBit-based products to provide optimized performance for code and data applications in the integrated category. We have designed our MirrorBit NOR products primarily for code storage and are optimized to provide the highest performance for code execution in applications such as mobile phones where slower read performance may be detected by a mobile phone user in applications such as game playing and power up time. MirrorBit ORNAND products are designed primarily for data storage applications where the combination of fast read and faster write than MirrorBit NOR is particularly suitable for applications such as storing and retrieving audio, video and photo images in applications such as mobile phones. MirrorBit technology’s high performance is particularly well suited for the integrated category of the Flash memory market.

We believe our MirrorBit technology offers advantages from a cost, density and performance standpoint while meeting the high reliability and low power consumption requirements of Flash memory customers. MirrorBit is also the foundation for expanding our product roadmap with enhanced capabilities. For example, we have demonstrated MirrorBit technology’s ability to store four bits per cell with working silicon, which we refer to as MirrorBit Quad. Furthermore, MirrorBit technology has the ability to efficiently integrate logic functions within high-density arrays of Flash memory which will enable us to create new types of Flash memory products not available on the market today, such as our HD-SIM product. We expect that our first products incorporating MirrorBit Quad architecture will target segments of the market that value higher-density lower-cost products, such as the mass data storage applications in the integrated category and portions of the removable storage category. Some of these products may integrate security functionality with high-density Flash memory on a single chip, which we intend to target to segments of the cellular handset, automotive electronics and STB markets. Also, we have leveraged our MirrorBit technology to expand our Flash memory offering into new areas such as serial Flash memory or Serial Peripheral Interface, or SPI. We believe that these Flash memory innovations made possible by MirrorBit technology will enable us to expand our opportunity in the Flash memory market.

Architecture

Flash memory architecture may be defined as the connection of cells in a memory array with circuits that give access to and manage these cells for read, write and erase operations. Traditionally, customers requiring fast read performance and superior reliability have chosen a NOR architecture for program code storage as well as for combined code and data storage purposes. Flash memory customers requiring higher densities, faster write speeds and lower costs have typically chosen a NAND architecture mostly for removable data storage applications. Our products have historically implemented a NOR architecture and therefore have fast random and sequential read, fast random write and high reliability. We do not currently have products based on NAND architecture. We have instead developed a new architecture called ORNAND based on our MirrorBit technology that will draw from among some of the best attributes of NOR and NAND architectures. We believe that MirrorBit ORNAND will allow us to offer a family of products with higher densities and faster write performance than traditional NOR to meet the expanding data storage needs of the integrated category and products featuring higher reliability and faster read capabilities than NAND. We believe products based on our ORNAND architecture will both replace some products based on NOR architecture as well as drive incremental and new sales of products to current purchasers of NAND-based products. We began commercial shipments of ORNAND-based products to customers in the second quarter of fiscal 2006.

Features

Features are the capabilities we build into our products that add functionality beyond simple storage, retention and retrieval of code or data. Over time we have developed a number of features, which we have selectively incorporated into our products based on customer requirements within each category of the Flash memory market. At present, our key product features include:

Simultaneous Read/Write (SRW).    This capability increases performance by enabling a device to conduct read, write or erase operations simultaneously. Products without this feature must suspend write or erase operations when they need to read the device. For example, a mobile camera phone with the SRW Flash memory feature can simultaneously receive a call and store a digital photograph.

Advanced Sector Protection (ASP).    This suite of capabilities protects Flash memory content against inadvertent or deliberate changes to code or data for malicious or fraudulent reasons. For example, in automotive engine control systems, ASP can be beneficial in preventing the unauthorized alteration of a car’s engine and transmission control systems, thus enhancing consumer safety and protecting auto manufacturers from fraudulent warranty claims.

Examples of additional features include Secured Silicon Sector which supports the ability to assign unique or random identification to Flash memory devices to help counter cloning, Versatile input/output, or I/O, to enable devices to operate in environments where the device interface must operate at different voltages to the supply voltage and Common Flash Interface, or CFI, an on-chip database of device parameters that may be interrogated by customer software to enable efficient control of and interaction with Flash memory devices.

Interfaces

The interface between a Flash memory device and the host processor or system logic enables the physical exchange of signals and supports different performance and voltage requirements. Our products predominantly use a “parallel” hardware interface, which writes or reads up to eight or 16 bits of data at a time to and from Flash memory, typically requiring packages with 32 to 84 I/Os. Our parallel interface options support different levels of performance. Customers typically focus on the read speed to determine which type of interface is appropriate for their requirements.

Standard/Asynchronous Access Interface.    For less demanding performance requirements, we provide standard, or asynchronous, access interfaces with slower read speeds. Standard access interfaces are typically used by the embedded market.

Page-Mode Interface.    For moderate performance requirements, we provide page-mode interfaces which are used in both embedded and wireless markets.

Burst-Mode Read Interface.    For higher-performance requirements, we provide burst-mode read interfaces which are used primarily in the wireless market.

In 2006, we started production of a “serial” interface product family using SPI. Unlike parallel interfaces, SPI inputs and outputs only one bit of data at a time requiring packages with as few as eight connections. SPI simplifies system design, reduces finished Flash memory device cost through lower package cost and can also lower the cost and complexity of other components in the system. SPI products are most attractive in markets where there is not a requirement for very fast read speed and where system cost reduction is a primary consideration. Examples include personal computers, PC peripheral applications such as hard disk drives and graphics cards and consumer applications such as DVD players.

Packaging

Packaging is an integral element of our products. Flash memory customers have various requirements for package types depending on characteristics such as form factor, package materials, manufacturing requirements and reliability. We offer a range of packaging options, from single-die configurations, MCPs and PoP solutions to package-less solutions, such as Known Good Die. Our packaging includes lead-frame and ball grid array, or BGA, which describe the mechanical connection between the package and the printed circuit board. Our packages in the embedded portion of the integrated category primarily use lead-frame solutions while our packages in the wireless market almost exclusively use BGA solutions due to the small physical size or form factor enabled by BGA. A large percentage of our products are shipped as MCPs due to increasing demand for smaller mobile phones. In order to facilitate production of smaller feature-rich mobile phones, OEMs are increasingly requiring that multiple semiconductors, such as Flash and SRAM, be stacked in a single package or an MCP. Our MCPs utilize BGA packaging and combine our Flash memory with third-party commercial die, such as SRAM or pSRAM. We produce over 250 different MCP solutions across a range of densities, interfaces and voltage ranges to meet the varying needs of Flash memory customers. We are also involved in an industry effort to further reduce wireless form factors with PoP solutions. PoP solutions stack entire memory subsystems, in the form of discrete MCPs, on top of discrete logic packages. We intend to sell PoP-enabled MCPs to customers, who will then purchase PoP-enabled logic packages from complementary silicon suppliers. Customers will have the ability to choose a variety of logic and memory combinations based on their varying application requirements. We are also working to standardize our PoP products through participation in the Joint Electron Device Engineering Council, or JEDEC, standards committee, and we have established relationships with logic providers to ensure compatibility of products from complementary silicon suppliers.

Software

We have invested in software and system engineering capabilities to help Flash memory customers in the integrated category achieve faster time-to-market and improve performance and quality by supporting standard and custom software solutions, in-region software integration and consulting services and validation of system/memory systems. We provide software solutions and services to customers of our products free of charge to enable rapid and efficient deployment of our products into their target markets. In addition, our engineers work with third-party suppliers of reference designs, tools and software to ensure that their products work with our devices. Our tools and platform development programs provide Flash memory customers with a broad range of off-the-shelf software solutions. These software solutions enable customers to create applications capable of controlling our products at every level, from the most minute device command to the highest level Flash file system. Our collaborations with embedded operating system and tools vendors allow us to offer customers an optimal solution for their applications. For example, our Peripheral Component Interconnect, or PCI, card with PISMO module enables customers, partners and third-party tools companies to use commodity personal computers and tools to prototype and debug memory-centric applications. Of more strategic value is our program for in-house development of market-specific computing and communications platforms. In working with these platforms and collaborating with customers, we are able to develop innovative products that are better suited to our customers’ needs. We have not generated any revenue from these software activities.

Products

We currently manufacture the industry’s broadest range of NOR Flash memory products using both floating gate and MirrorBit technologies. Our current product portfolio ranges from 1 megabit to 1 gigabit with a breadth of interfaces and features as illustrated in the table below. While historically our products have been based on floating gate technology, the majority of our new product designs use MirrorBit technology, with sales of products based on MirrorBit technology reaching approximately 43 percent of net sales during the second quarter of fiscal 2006. Our products have traditionally been designed to support code, or combined code and data storage, applications and serve the wireless and/or embedded portions of the integrated category of the Flash memory market.

	Primary End Markets	Example Applications	Product Families	Application Density Range	Interfaces	Prime Features
Standard, Page
		Entry Level	GL, PL	16Mb - 32Mb	1.8, 3-volt	SRW
Wireless	Mobile Phone
		Mid-to High End, PDA	GL, PL, NS,	64Mb - 1Gb	Page, Burst	SRW, ASP
			WS, MS		1.8, 3-volt

		DVD, Set Top Box	AL, FL, GL	4Mb - 128Mb	Standard, Serial, Page	ASP
	Consumer				3-volt
		Gaming, DVR, DTV	AL, FL, GL,	16Mb - 1Gb	Standard, Serial, Page
			PL, JL, ML		3, 5-volt
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –
		Under-Hood— Engine and Transmission Control			Standard, Burst
			BL, CD, F	1Mb - 32Mb	2.5, 3, 5-volt	SRW, ASP
Automotive
		Dashboard—Infotainment, Telematics	GL, JL, PL, ML	32Mb - 1Gb	Page 3-volt
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –
		Printers	AL, FL,	16Mb - 128Mb	Standard, Serial, Page
			GL, PL		3-volt
Embedded	Personal Computers and PC Peripherals	Storage (HDD, CD-RW, DVDROM), LCD monitors, Graphics and BIOS	AL, FL	1Mb - 16Mb	Standard, Serial 3-volt
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –
	Networking and	Network Infrastructure— Routers, Wireless Base Stations, Switches	AL, F, GL	1Mb - 1Gb	Standard, Page 3, 5-volt
Telecom
		Consumer Wired Communications— Cable and DSL Modems, VoIP	AL, FL, GL	4Mb - 64Mb	Standard, Serial, Page 3-volt
– – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – – –
	Industrial, Medical	Instrumentation	AL, FL, F, GL, JL, DL	1Mb - 256Mb	Standard, Serial, Page 3, 5-volt	SRW
and Military
		Control and Automation	AL, FL, F, GL	1Mb - 1Gb	Standard, Serial, Page 3, 5-volt

Note: Bold denotes families that include MirrorBit-based technology.

Wireless Products

Our products for wireless applications, particularly for mobile phones, offer a combination of low power consumption with fast performance and competitive cost structure for a wide range of customer platforms and wireless applications with different interface requirements. Key wireless products include the following:

PL Family.    The PL product family, with a 3-volt interface, is used for a broad range of mobile phones, from entry level, basic audio-only handsets to audio and data capable phones with higher resolution color displays. The PL family, which includes products based on floating gate and MirrorBit technology, combines a high speed page mode 3-volt interface, Simultaneous Read/Write capability and Advanced Sector Protection at

32- to 256-megabit densities for code-optimized requirements. PL products can be combined with third-party SRAM or pSRAM die to achieve Flash memory densities up to 512 megabits in a single MCP.

WS Family.    The WS product family, with 1.8 volt interface, is optimized for higher-end mobile phones with capabilities such as complex ring tones, enhanced color displays, higher resolution cameras and larger internal storage for multimedia content including music, videos and pictures. The WS family, which includes products based on floating gate and MirrorBit technology, combines a high performance burst-mode 1.8-volt interface operating at up to 108 MHz, with Simultaneous Read/Write and Advanced Sector Protection features at 64- to 512-megabit densities for code and data requirements. WS products can also be combined with third-party SRAM, pSRAM or DRAM die in a single MCP that meets both code and data storage needs.

GL Family.    The GL product family, with a 1.8-volt and/or 3-volt interface, enables code and data applications in low-end, mid-range and higher-end mobile phones. The GL product family, which is manufactured using MirrorBit technology, includes a page-mode interface at 32-megabit to 512-megabit densities for wireless applications providing a single scalable platform for code and data applications. GL products can be combined with third-party SRAM and pSRAM die in a single MCP that meets both code and data storage needs.

MS Family.    In the second quarter of fiscal 2006, we began production of our first product in the MS family. This product, which is a 1-gigabit density device with a 1.8-volt interface, enables enhanced data applications in higher-end mobile phones. The MS family, which is manufactured using ORNAND architecture based on MirrorBit technology, has faster write speeds than NOR products and includes an interface similar to floating gate NAND. MS products, on their own or together with code-optimized Flash memory products such as those from the WS family, can be combined with third-party low-power DRAM die to achieve Flash memory densities of up to 1.5 gigabits in a single MCP that meets both code and data storage needs.

Embedded Products

We offer a variety of general purpose as well as highly optimized products to serve the diverse needs of the embedded portion of the integrated category. Key embedded products include the following:

AL and GL Families.    The AL and GL product families address applications where high reliability coupled with low cost are important, including consumer, networking and telecommunications. The AL product family offers densities as low as 4 megabits, supports a simpler feature set and provides a standard interface for value-focused applications, such as DVD players. The GL product family offers densities up to 1 gigabit in production and includes a page-mode interface and Advanced Sector Protection to support high performance consumer applications, such as high-end STBs and digital video recorders, or DVRs. MirrorBit technology is utilized for the GL family, while both MirrorBit and floating gate technology are utilized for the AL family.

CD Family.    The CD product family addresses automotive engine and transmission control applications, which require high reliability and feature rich, high performance solutions operating over wide temperature ranges. The CD product family combines a high performance burst-mode 2.5-volt interface, with Simultaneous Read/Write and Advanced Sector Protection at 16- and 32-megabit densities. Because engine and transmission control units must withstand extreme temperatures, this family operates at up to 145°C and is available in a fully tested die-only solution for incorporation into special customer modules. We use our floating gate technology to meet the extreme operating temperature range and very high reliability requirements of automotive Flash memory customers.

FL Family.    The FL product family addresses the need for continued cost reduction in applications such as personal computers and PC peripherals, for example in hard disk drives and graphics cards and in consumer applications such as DVD players and home networking. The FL family utilizes our MirrorBit technology and a SPI with a low pin count package to provide a low cost package for optimal low cost solutions at densities from 4 to 64 megabits.

Development Platforms

We provide customers of our Flash memory products development tools and subsystems that help them easily and quickly design Flash devices into their integrated products. We assist these customers in prototyping their designs with our Flash memory devices by providing the necessary hardware development tools and platforms for design, development, verification, evaluation and programming. Our goal is to streamline and simplify the design and development cycle by providing consistent and comprehensive tools to support the design and development process, from initial system bring-up to final product deployment.

For example, our Productivity, Adaptive Communication & Entertainment, or PACE, development platform offers customers of our Flash memory products the benefit of utilizing our products in fully functional cell phone and PDA platforms running with multiple operating systems and with a variety of popular baseband and CPU chipsets. We believe this reference platform can remove significant design overhead and complexity from product development cycles. Additionally, PACE allows the ability to provide system tuning and optimization before final product release. PACE is used in generating benchmarks, creating reference designs, debugging software, integrating new hardware platforms and systems and prototyping next generation wireless architectures.

Together with our key partners, we created the PISMO standard memory interface. PISMO is a standard memory module recommended for development platforms. We offer comprehensive support of our Flash memory products on PISMO modules. PISMO enables our partners and customers to significantly reduce system development and debugging time. The PISMO standard is further supported by a large number of system and chipset companies. Designed with debugging support in mind, the PISMO modules have a companion Logic Analyzer Module option to simplify the design of the evaluation systems without adding the complexity of costly logic-analyzer sockets on every board. PISMO allows design of memory combinations before any MCP is produced, allowing system design and software development to start while the final chip is being manufactured. Together with our partners, we offer a comprehensive set of personal computer and embedded development environments based on PISMO.

Other examples of our development tools include Spansion USB Programmer, or SUP, and a variety of devices models. SUP is a portable Flash programmer system used to program and verify our Flash memory devices. The SUP provides basic programming and verification functions in addition to the ability to exercise our advanced Flash features and enhancements all through the USB port of any personal computer or laptop. Verilog, VHDL and IBIS models are also available for many of our products.

Sales and Marketing

We market and sell our products worldwide under the Spansion trademark. Fujitsu acts as our sole distributor in Japan and also as a nonexclusive distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions. AMD’s sales force responsible for selling our products and related personnel was transferred to us in the second quarter of fiscal 2005 and we more recently have completed the transition of some related support functions, including booking and billing and logistical support services.

We market our products through a variety of direct and indirect channels. For wireless Flash memory customers, we focus on direct relationships with many of the top mobile phone OEMs worldwide. We supplement this effort with programs designed to support design-in of our products on reference designs, which are typically used by a broad base of wireless providers when choosing Flash memory solutions. These reference designs are produced by complementary silicon providers, such as baseband processor or controller vendors, or other independent companies. We have ongoing marketing efforts in place targeted at reference design houses choosing our Flash memory products for their reference designs. For embedded Flash memory customers, we focus our marketing efforts on providers of complementary silicon to ensure our products interoperate effectively with the most widely used components in various embedded applications.

Our marketing activities targeting customers, reference design houses and our potential partners include a combination of direct marketing activities such as trade shows, events and marketing collateral and indirect activities such as public relations and other marketing communications activities.

Customers

We serve our customers worldwide directly or through our distributors, including Fujitsu, who buy product from us and resell it to their customers, either directly or through third-party distributors of Fujitsu. Customers for our products consist of OEMs, ODMs and contract manufacturers. For fiscal 2004, fiscal 2005 and the first six months of fiscal 2006, AMD accounted for approximately 54 percent, 56 percent and 28 percent of our net sales, and Fujitsu accounted for approximately 46 percent, 44 percent and 40 percent of our net sales. AMD’s sales force responsible for selling our products was transferred to us in the second quarter of fiscal 2005. In the second quarter of fiscal 2006, we began to sell directly to customers previously served by AMD. We continue to use Fujitsu as our sole distributor in Japan and as a nonexclusive distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions.

Original Equipment Manufacturers

OEMs consist primarily of foreign and domestic manufacturers of mobile phones, consumer electronics, automotive electronics and networking equipment companies, selected regional accounts and target market customers.

Third-Party Distributors

Our third-party distributors typically resell to OEMs, ODMs and contract manufacturers. Sales through our direct distributors are typically made pursuant to agreements that provide return rights for discontinued products or for products that are not more than twelve months older than their manufacturing date code. In addition, some of our agreements with distributors may contain standard stock rotation provisions permitting limited levels of product returns. Our distribution agreement with Fujitsu grants limited stock rotation rights to Fujitsu and allows Fujitsu to provide similar limited rights to some of its distributors. However, to date, Fujitsu has not extended these rights to its distributors.

We generally warrant that products sold to our customers and our distributors will, at the time of shipment, be free from defects in workmanship and materials and conform to our approved specifications. Subject to specific exceptions, we offer a one-year limited warranty.

Research and Development

Research and development is critical to our success and is focused on process, product and system level development. We conduct our product and system engineering activities primarily in Sunnyvale, California and in Kawasaki, Japan with additional design and development engineering teams located in the United States, Europe and Asia. Our primary development focus is on MirrorBit products for the integrated category of the Flash memory market. We conduct our process development primarily at our SDC facility located in Sunnyvale, California, our Fab 25 facility located in Austin, Texas and our facilities in Aizu-Wakamatsu, Japan. Currently, we are developing new non-volatile memory process technologies and have announced plans for development of 65- and 45-nanometer technology. We are developing manufacturing processes on 200-millimeter and 300-millimeter wafer technology at our SDC facility.

We also participate in alliances or other arrangements with external partners in the area of product technology and systems solutions to reduce the cost of development for ourselves and our Flash memory customers, broaden our product offerings and accelerate access to new technologies.

Our research and development expenses for fiscal 2003, fiscal 2004 and fiscal 2005 were $147 million, $281 million and $296 million. Our research and development expenses for the first half of fiscal 2006 were $176 million. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Manufacturing

We own and operate eight manufacturing facilities, of which four, Fab 25, JV1, JV2 and JV3, are wafer fabrication facilities and four are assembly and test facilities. We are beginning to equip a new wafer fabrication facility in Aizu-Wakamatsu, Japan (SP1), in which we expect to produce 300-millimeter wafers at 45-nanometer process technology nodes. We also have an agreement with TSMC to augment our internal production capacity for our 110- and 90-nanometer MirrorBit technology. On September 28, 2006, we agreed to sell the JV1 and JV2 wafer fabrication facilities and certain equipment, assets and inventory located at these facilities to Fujitsu for approximately $150 million plus the value of the inventory at the time of closing. Fujitsu has agreed to provide foundry services for the manufacture of our products at JV1 and JV2. We expect to close this sale in the second quarter of fiscal 2007. For more information, see “Certain Relationships and Related Party Transactions—JV1/JV2 Transaction.”

The locations of our wafer fabrication facilities, the production technologies employed and the approximate clean room square footage are described in the table below.

Wafer Fabrication Facilities

Name/Location	Wafer Size (diameter in millimeters)	Production Technology (in nanometers)	Approximate Clean Room Square Footage
Austin, Texas
Fab 25	200	90 to 110	120,000

Aizu-Wakamatsu, Japan
JV1*	200	200 to 320	70,000
JV2*	200	200 to 230	91,000
JV3	200	110 to 170	118,000

*	We have agreed to sell JV1 and JV2 to Fujitsu. We expect to close this sale in the second quarter of fiscal 2007.

The following table describes the location and approximate clean room square footage of our assembly and test facilities.

Assembly and Test Facilities

Location	Approximate Clean Room Square Footage
Bangkok, Thailand	78,000
Kuala Lumpur, Malaysia	71,300
Penang, Malaysia	71,000
Suzhou, China	30,250

Our manufacturing processes require many raw materials, such as silicon wafers, mold compound, substrates and various chemicals and gases, and the necessary equipment for manufacturing. We obtain these materials and equipment from a large number of suppliers located throughout the world.

Properties

Our principal engineering, manufacturing and administrative facilities comprise approximately 4.4 million square feet and are located in the United States, France, Japan, Korea, Malaysia, Thailand and China. Over 4.2 million square feet of this space is in buildings we own. The remainder of this space is leased, primarily from AMD, including our assembly and test facility in Penang, Malaysia. We also lease from Fujitsu approximately 2.9 million square feet of land in Aizu-Wakamatsu, Japan for our wafer fabs including the land upon which JV1/JV2 are located and we lease office space in Aichi, Japan from a subsidiary of Fujitsu, Fujitsu VLSI. We lease approximately 625,000 square feet of land in Suzhou, China for our assembly and test facility. Our Fab 25 facility in Austin, Texas is encumbered by a lien securing our senior secured revolving credit facility. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual Obligations.”

Our facility leases have terms of generally one to five years. We currently do not anticipate difficulty in either retaining occupancy of any of our facilities through lease renewals prior to expiration or through month-to-month occupancy or replacing them with equivalent facilities. Our land lease in Aizu-Wakamatsu expires in 2033 and the land lease relating to JV1/JV2 will be terminated at the effective time of the JV1/JV2 transaction.

Environmental Matters

Many of our facilities are located on properties or in areas with a long history of industrial activity. Prior to our reorganization as Spansion LLC in June 2003, environmental audits were conducted for each of our manufacturing, assembly and test facilities. The audits described various conditions customary of facilities in our industry and in particular, noted historical soil and groundwater contamination at our Sunnyvale, California facility arising from the leakage of former chlorinated solvent storage tanks. This property is listed on the U.S. Environmental Protection Agency’s Superfund National Priorities List. AMD, as former owner of the property, and another third party, are investigating and remediating this contamination. In addition, our former Woburn, Massachusetts site is located within the Wells G&H Superfund Site on leased, redeveloped property. In connection with our reorganization in June 2003, each of AMD and Fujitsu indemnified us against losses arising out of the presence or release, prior to June 30, 2003, of hazardous substances at or from these, and the other, sites they each contributed to us. Conversely, our subsidiary indemnified each of AMD and Fujitsu from and against liabilities arising out of events or circumstances occurring after June 30, 2003 in connection with the operation of our business. To the extent AMD and Fujitsu cannot meet their obligations under their indemnity, or material environmental conditions arise, we may be required to incur costs to address these matters, which could have a material adverse effect on us.

Our Aizu-Wakamatsu manufacturing facilities are located adjacent to other manufacturing facilities of Fujitsu. As a result, we share some permits and facilities. In connection with our reorganization in June 2003, AMD and Fujitsu, on the one hand, and we, on the other, agreed to indemnify the other against permit violations attributable to our respective activities.

We have made and will continue to make capital and other expenditures to comply with environmental laws, but we do not expect environmental requirements will result in material expenditures in the foreseeable future. Environmental laws and regulations are complex, change frequently and have tended to become more stringent over time. We expect that the foreign laws to which we and our products are subject, particularly in China, will become more stringent in the near future. See “Risk Factors—We are subject to a variety of environmental laws that could result in liabilities.”

Competition

Our principal competitors are Intel Corporation, Samsung Electronics Co., Ltd., STMicroelectronics, Silicon Storage Technology, Inc., Macronix International Co., Ltd., Toshiba Corporation, Sharp Electronics Corp.,

Renesas Technology Corp., Micron Technology, Inc. and Hynix Semiconductor Inc. In the future, our principal competitors may also include IM Flash Technology LLC, the joint venture between Intel and Micron Technology, Inc., SanDisk Corporation and msystems Ltd. Most of these competitors offer or plan to develop floating gate Flash memory devices incorporating MLC floating gate technology to address markets using NOR and NAND product architectures.

We expect competition in the market for Flash memory devices to intensify as existing manufacturers introduce new products, new manufacturers enter the market, industry-wide production capacity increases and competitors aggressively price their Flash memory products to increase market share. Competition also may increase if NOR memory vendors merge, if NAND memory vendors acquire NOR businesses or other NAND businesses, or if our competitors otherwise consolidate their operations. Furthermore, we face increasing competition from NAND Flash memory vendors in some portions of the integrated Flash memory market. We believe, however, that our ORNAND architecture based on MirrorBit technology and our plans to continue to transition to more advanced process technologies will enable us to compete in portions of the integrated category against NAND Flash memory vendors.

We believe Flash memory providers must also possess the following attributes to remain competitive:

•	strong relationships with OEMs, ODMs and contract manufacturers that are acknowledged leaders within their respective industries;

•	strong market focus to identify emerging Flash memory applications;

•	leadership in research and development;

•	flexibility in manufacturing capacity and utilization so as to take advantage of industry conditions through market cycles;

•	access to the financial resources needed to maintain a highly competitive technological position;

•	the ability to establish and sustain strategic relationships and alliances with key industry participants; and

•	rapid time to market for new products, measured by the time elapsed from first conception of a new product to its commercialization.

Competitors are working on a number of new technologies, including FRAM, MRAM, polymer and phase-change based memory technologies. If successfully developed and commercialized as a viable alternative to Flash memory, these or other technologies could pose a competitive threat to a number of Flash memory companies, including us. In addition, we and some of our competitors have licensed Flash memory intellectual property associated with NROM technology from a third party. NROM technology has similar characteristics to our MirrorBit technology, which may allow these competitors to develop Flash memory technology that is competitive with MirrorBit technology. To compete successfully, we must decrease our manufacturing costs and develop, introduce and sell products that meet the increasing demand for greater Flash memory content in mobile phones, consumer electronics and automotive applications, among other markets, at competitive prices.

Some of our competitors, including Intel, Samsung, STMicroelectronics, Toshiba, Sharp and Renesas, are more broadly diversified than we are and may be able to sustain lower operating margins in their Flash memory business based on profitability of their other, non-Flash memory businesses, allowing them to offer their Flash memory products at prices with which it is difficult for us to compete.

Employees

As of October 1, 2006, we had approximately 9,200 employees. Some employees of our wholly owned Japanese subsidiary, Spansion Japan, are represented by a company union.

Backlog

We generally manufacture and market standard lines of products. Consequently, a significant portion of our sales are made from inventory on a current basis. Sales are made primarily pursuant to purchase orders for current delivery or agreements covering purchases over a period of time. These orders or agreements may be revised or canceled without penalty. Generally, in light of current industry practice and experience, we do not believe that backlog information is necessarily indicative of actual sales for any succeeding period.

Intellectual Property and Licensing

We rely on a combination of protections provided by contracts, including confidentiality and non-disclosure agreements, copyrights, patents, trademarks and common law rights, such as trade secrets, to protect our intellectual property. Our U.S. patents are potentially valid and enforceable for either 17 years from the date they were issued or 20 years from the date they were filed. Accordingly, some of our existing patents will only survive for a few more years while others will survive for approximately another 15 years. We do not believe that the expiration of any specific patent will have a material adverse effect on us. In addition, the duration of our valid and enforceable trademarks is indefinite.

AMD and Fujitsu have each contributed to us various intellectual property rights pursuant to an Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement. Under this agreement, we became owners, or joint owners with each of Fujitsu and AMD, of certain patents, patent applications, trademarks, and other intellectual property rights and technology. AMD and Fujitsu reserved rights, on a royalty-free basis, to practice the contributed patents and to license these patents to their affiliates and successors-in-interest to their semiconductor groups. AMD and Fujitsu each have the right to use the jointly-owned intellectual property for their own internal purposes and to license such intellectual property to others to the extent consistent with their non-competition obligations to us. Subject to our confidentiality obligations to third parties, and only for so long as AMD’s and Fujitsu’s ownership interests in us remain above specific minimum levels, we are obligated to identify any of our technology to each of AMD and Fujitsu, and to provide copies of and training with respect to that technology to them. In addition, we have granted a non-exclusive, perpetual, irrevocable fully paid and royalty-free license of our rights in that technology to each of AMD and Fujitsu.

AMD may grant licenses under our patents, provided that these licenses are of no broader scope than, and are subject to the same terms and conditions that apply to, any license of AMD’s patents granted in connection with such license, and the recipient of such license grants to us a license of similar scope under its patents.

In connection with our reorganization in June 2003, we entered into separate patent cross-license agreements with each of AMD and Fujitsu in which we granted to AMD or Fujitsu, as applicable, and AMD or Fujitsu, as applicable, each granted to us, non-exclusive licenses under certain patents and patent applications of their semiconductor groups to make, have made, use, sell, offer to sell, lease, import and otherwise dispose of specific semiconductor-related products anywhere in the world. The patents and patent applications that are licensed are those with an effective filing date prior to the termination of our patent cross-license agreements. Each agreement will automatically terminate on the later of June 30, 2013 and the date AMD or Fujitsu, whichever is the other party to the agreement, sells its entire equity interest in us. Each agreement may be terminated by a party on a change in control of the other party or its semiconductor group. The licenses to patents under license at the time of the termination will survive until the last such patent expires.

Under each agreement, in cases where there is a change of control of us or the other party (AMD or Fujitsu, or each of their semiconductor groups, as applicable), the other party shall have the right to terminate the agreement (or to invoke the provisions described in this paragraph if the agreement had been previously terminated) by giving 30 days written notice within 90 days after receiving notice of the change of control. If so terminated, the rights, licenses and immunities granted under the agreement will continue solely with respect to those licensed patents that are entitled to an effective filing date that is on or before, and are licensed as of, the date of such change of control, and will continue until the expiration of the last to expire of such licensed patents. Moreover, with respect to circuit patents, which are patents (other than process patents) covering elements relating to electrical signals to achieve a particular function, the rights, licenses and immunities granted to the party undergoing the change of control are limited solely to:

(i) each existing and pending product of such party as of the date of change of control;

(ii) each existing and pending product of the acquiring third party of such party as of the date of change of control that would have been in direct competition with products described in (i) above; and

(iii) successor products of products described in (i) and (ii) above provided such successor product is based substantially on the same technology.

We will continue to make royalty payments associated with licenses that survive the termination of the cross-license agreement. In fiscal 2005 and the first half of 2006, we incurred royalty expenses of approximately $14 million and $3 million to each of AMD and Fujitsu under their respective patent cross-license agreements. In fiscal 2004, we incurred royalty expenses in the amounts of approximately $18 million to each of AMD and Fujitsu under these agreements. We currently pay royalties to each of AMD and Fujitsu in the amount of 0.3 percent of net sales of our products. The royalty rates for both AMD and Fujitsu will be further reduced to 0.15 percent at the time the Class D common stock is converted into Class A common stock, which will occur immediately prior to the completion of this offering, and thereafter to zero percent on the second anniversary of the date of such conversion.

As a subsidiary of AMD up until our initial public offering, we were the beneficiary of AMD’s intellectual property arrangements with third parties, including patent cross-license agreements with other major semiconductor companies such as Intel, Motorola and IBM, and licenses from third parties for technology incorporated in our products and software used to operate our business. Since the completion of our initial public offering in December 2005, we are no longer a beneficiary under a number of these agreements. Furthermore, upon the conversion of the outstanding shares of Class D common stock into shares of Class A common stock immediately prior to the completion of this offering, we will lose all rights as a beneficiary under most of these license agreements. As a result, we may be subject to claims that we are infringing intellectual property rights of third parties through the manufacture and sale of our products and the operation of our business. Therefore, absent negotiating our own license agreements with the third parties who own such intellectual property, we will be vulnerable to claims by such parties that our products or operations infringe such parties’ patents or other intellectual property rights.

Under our Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement with AMD and Fujitsu that we executed in December 2005, AMD agreed to enforce its applicable patents to minimize, to the extent reasonably possible, any of our losses incurred as a result of the infringement of third-party patents, provided that the details of the manner in which AMD enforces its patents, including which of its patents AMD enforces, is left to AMD’s reasonable discretion. However, as a result of the conversion of the Class D common stock immediately prior to the completion of this offering, AMD will no longer be obligated to provide us this benefit. We will continue to attempt to negotiate our own agreements and arrangements with third parties for intellectual property and technology that is important to our business, including the intellectual property that we previously had access to through our relationship with AMD. We will also attempt to acquire new patents as our success in negotiating patent cross-license agreements with other industry participants will depend in large part upon the strength of our patent portfolio relative to that of the third party with which we are negotiating. If the third-party benefits from an existing patent cross-license agreement with AMD, in many cases it will retain the rights that it has under that agreement even after we cease to be an AMD subsidiary, including rights to utilize the patents that AMD and Fujitsu transferred to us in connection with our reorganization as Spansion LLC in June 2003 and in connection with our initial public offering. In many cases, any such third party will also retain such rights to utilize any patents that have been issued to us or acquired by us subsequent to our reorganization and prior to our no longer being a subsidiary of AMD. Our negotiating position will therefore be impaired, because the other party will already be entitled to utilize a large number, or even all, of our patents, while we will no longer have the right to utilize that party’s patents. As a result, we may be unable to obtain access to the other party’s patent portfolio on favorable terms or at all. Similarly, with respect to licenses from third parties for technology incorporated in our products or software used to operate our business, we may not be able to negotiate prices with these third parties on terms as favorable to us as those available when we were a subsidiary of AMD because we are not able to take advantage of AMD’s size and purchasing power. These parties, and other third parties with whom AMD had no prior intellectual property arrangement, may file lawsuits against us seeking damages (potentially including treble damages) or an injunction against the sale of our products that incorporate allegedly infringed intellectual property or against the operation of our business as presently conducted. Such litigation could be extremely expensive and time-consuming. We cannot assure you that such litigation would be avoided or successfully concluded. The award of damages, including material royalty payments, or the entry of an injunction against the manufacture or sale of some or all of our products, would have a material adverse effect on us.

As of October 1, 2006, we had 1,001 U.S. patents and 498 foreign patents as well as 1,703 patent applications pending in the United States. In some cases, we have filed corresponding applications in foreign jurisdictions. We expect to file future patent applications in both the United States and abroad on significant inventions, as we deem appropriate. In addition, under our cross-license agreement with AMD, AMD granted us the right to use a substantial number of patents that AMD owns. Similarly, under our cross-license agreement with Fujitsu, Fujitsu also granted us the right to use a substantial number of patents that Fujitsu owns.

Legal Proceedings

On October 7, 2005, Tessera, Inc. filed a complaint, Civil Action No. 05-04063, for patent infringement against Spansion LLC and AMD in the United States District Court for the Northern District of California under the patent laws of the United States of America, 35 U.S.C. section 1, et seq., including 35 U.S.C. section 271. The complaint alleges that Spansion LLC’s ball grid array and multichip packages infringe the following Tessera patents: United States Patent No. 5,679,977, United States Patent No. 5,852,326, United States Patent No. 6,433,419 and United States Patent No. 6,465,893. On December 16, 2005, Tessera filed a First Amended Complaint naming Spansion and Spansion Technology Inc., our wholly owned subsidiary, as defendants. On January 31, 2006, Tessera filed a Second Amended Complaint adding Advanced Semiconductor Engineering, Inc., Chipmos Technologies, Inc., Chipmos U.S.A., Inc., Silicon Precision Industries Co., Ltd., Siliconware USA, Inc., ST Microelectronics N.V., ST Microelectronics, Inc., Stats Chippac Ltd., Stats Chippac, Inc., and Stats Chippac (BVI) Limited. The Second Amended Complaint alleges that Spansion LLC’s ball grid array and multichip packages infringe on four Tessera patents. The Second Amended Complaint further alleges that each of the newly named defendants is in breach of a Tessera license agreement and is infringing on five Tessera patents. The Second Amended Complaint seeks unspecified damages and injunctive relief. On February 9, 2006, Spansion filed an answer to the Second Amended Complaint and asserted counterclaims against Tessera. On April 18, 2006, U.S. District Court Judge Claudia Wilken issued a Case Management Order that sets a trial date of January 28, 2008.

Tessera has requested the following findings and remedies:

•	a finding that Tessera’s patents are valid and enforceable and that we are deliberately and willfully infringing Tessera’s patents;

•	injunctive relief prohibiting us from engaging in any further conduct that would infringe Tessera’s patents;

•	an award to Tessera to recover all damages, including interest on damages, from the alleged infringement;

•	an award of treble damages for deliberate and willful conduct;

•	a finding that the case is exceptional, in which case attorney fees should be awarded to the prevailing party; and

•	an unspecified award of attorneys’ fees and costs.

We believe that we have meritorious defenses against Tessera’s claims and we intend to defend the lawsuit vigorously.

From time to time, we may become a party to litigation and subject to claims incident to the ordinary course of business. As of October 1, 2006, we were not subject to any litigation or claims that we believe will have a material adverse effect on our business. Regardless of the outcome, litigation can have an adverse impact on us because of costs, diversion of management resources and other factors.

MANAGEMENT

Executive Officers and Board of Directors

Our executive officers and members of the board of directors, and their ages (as of October 2, 2006) and the positions they hold with us are set forth in the table below.

Name	Age	Executive Officers
Bertrand F. Cambou	50	President and Chief Executive Officer, Member of Board of Directors
James E. Doran	58	Executive Vice President and Chief Operating Officer
Thomas T. Eby	46	Executive Vice President and Chief Marketing and Sales Officer
Kazunori Imaoka	58	Executive Vice President and President, Spansion Japan Limited
Amir Mashkoori	44	Executive Vice President, Wireless Solutions Division
Jose Mejia	45	Executive Vice President, Operations
Robert C. Melendres	41	Executive Vice President, Corporate Development, General Counsel and Corporate Secretary
Dario Sacomani	50	Executive Vice President and Chief Financial Officer
Sylvia Summers	53	Executive Vice President, Consumer, Smart Card and Industrial Division

		Board of Directors
David K. Chao(1)(2)(3)	39	Member of Board of Directors
Patti S. Hart(1)(2)(3)	50	Member of Board of Directors
Toshihiko Ono	59	Member of Board of Directors
Robert J. Rivet	52	Member of Board of Directors
David E. Roberson(1)(2)(3)	52	Member of Board of Directors
Hector de J. Ruiz	60	Chairman of Board of Directors

(1)	Member of the nominating and corporate governance committee.
(2)	Member of the audit committee.
(3)	Member of the compensation committee.

Bertrand F. Cambou has served as our president and chief executive officer since July 2003. Since July 2003 until November 2005, he served as a member of Spansion LLC’s board of managers and, since November 2005, has served as a member of our board of directors. From January 2002 until December 2005, he served as a vice president of AMD, first as group vice president of AMD’s memory group, and later as an executive vice president. Dr. Cambou was chief operating officer and co-President of Gemplus International S.A. from June 1999 to January 2002. Also during this time, he was a board member of Gemplus International S.A. and of Ingenico Ltd. Dr. Cambou’s career includes a 15-year tenure at Motorola Inc. where he held various management positions including senior vice president and general manager of the networking and computing system group as well as chief technical officer of the Semiconductor Sector. Dr. Cambou received his engineering degree from Supelec, Paris, and his doctorate in electrical engineering from Paris XI University. He is the author of 15 U.S. patents.

James E. Doran has served as our executive vice president and chief operating officer since February 2006. He served as our executive vice president of group operations from April 2004 until February 2006. From July 2003 through April 2004, Mr. Doran was Spansion LLC group vice president of worldwide technology development and manufacturing. In addition, from July 2003 until November 2005, Mr. Doran served as a member of Spansion LLC’s board of managers and, from November 2005 until the consummation of our initial public offering in December 2005, served as a member of our board of directors. From March 2001 to June 2003, Mr. Doran served as vice president of worldwide technology development and manufacturing for the AMD memory group. Prior to that, Mr. Doran was vice president and general manager of Advanced Micro Devices Saxony GmbH in Dresden, Germany from September 1999 to March 2001. Prior to September 1999, Mr. Doran served as vice president of Fab 25 and earlier as vice president, of Submicron Development Center (SDC)

operations. Mr. Doran joined AMD in 1990 as director of the SDC. Before joining AMD, Mr. Doran was vice president of operations for Paradigm Semiconductor and a fab manager at Intel Corporation. Mr. Doran holds a bachelor’s degree in physics from Northwestern University and a master’s degree in physics from the University of Wisconsin.

Thomas T. Eby has served as our executive vice president and chief marketing and sales officer since October 2005. He is responsible for corporate strategic marketing and corporate communications, regional marketing, business development, systems engineering, sales, sales operations and field applications engineering. From January 2005 until October 2005, he served as our executive vice president and chief marketing officer. From July 2003 to December 2004, he was our executive vice president with responsibility for leading the integration of the former AMD and Fujitsu assets that were contributed to Spansion LLC. Between 1998 and July 2003, Mr. Eby served as a vice president of AMD, including roles as group vice president of AMD’s communication group, then as the group vice president of strategy & business development for AMD and later as senior vice president. In addition, Mr. Eby has held a wide range of sales and marketing positions both in the U.S. and Europe. Mr. Eby holds a bachelor’s degree in electrical engineering and computer sciences from Princeton University.

Kazunori Imaoka has served as our executive vice president and president of Spansion Japan Limited since July 2006. Prior to this appointment he was executive vice president of Spansion’s group operations. Before Spansion, Mr. Imaoka spent 10 years with FASL, the first joint venture between AMD and Fujitsu. He served on the board of directors of FASL, and holds a bachelor’s degree in physics from Yamaguchi University, Japan, and a master’s degree in applied physics from Nagoya University, Japan.

Amir Mashkoori serves as our executive vice president of the wireless solutions division. Mr. Mashkoori became our senior vice president and general manager in May 2004 before he assumed his current role in September 2005. In this position, Mr. Mashkoori is responsible for running the wireless business and overseeing the division’s marketing, engineering, operations and program management functions. From July 2003 until May 2004, he served as our vice president and general manager of the wireless business unit. From January 1999 through June 2004, Mr. Mashkoori served as vice president for memory group operations at AMD. Mr. Mashkoori was also a director for AMD’s memory group operations from April 1994 until November 1995, and held other positions going back to December 1978. From 1996 to 1998, Mr. Mashkoori served at Trident Microsystems Inc., first as vice president of operations, and then as senior vice president of operations and business development. Mr. Mashkoori received both a bachelor’s degree in business and an MBA from San Jose State University.

Jose Mejia has served as executive vice president, operations since July 2006. Prior to Spansion, Mejia served in several executive positions at Lucent Technologies, most recently as president of Lucent’s supply chain networks business. Prior to Lucent, Mejia was at Ford Motor Company, held executive management roles at Bay Networks, Nortel Networks and IBM. Mejia is also a member of the board of directors of the Pella Corporation, Liberty Property Trust, the Smithsonian Institute–Latino Center and the advisory board to Duke University’s Fuqua School of Business. Mejia holds a bachelor’s degree in Industrial Operations and Engineering from the University of Michigan and an honorary MBA from the University of Arizona.

Robert C. Melendres has served as our executive vice president, corporate development, general counsel and corporate secretary since February 2006. He was appointed as our corporate secretary in March 2005. He served as our corporate vice president, corporate development and general counsel from January 2005 until February 2006. From July 2002 to January 2005, Mr. Melendres served at AMD in various executive positions responsible for business development, most recently as the corporate vice president, business development. Prior to joining AMD, Mr. Melendres served in various senior management positions, including president and general counsel of WebGain, Inc. from July 2000 to July 2002. He also served as director of worldwide contracts and business practices for IBM, and IBM legal counsel from June 1993 to July 2000. Mr. Melendres holds a bachelor’s degree in economics from the University of California at Los Angeles and a juris doctorate from Harvard Law School.

Dario Sacomani has served as our executive vice president and chief financial officer since February 2006. From June 2002 until December 2005, he was employed at Richardson Electronics, Ltd., where he served as chief financial officer, senior vice president and board director from June 2002 until July 2005. Prior to Richardson Electronics, Mr. Sacomani was senior vice president, chief financial officer and treasurer of ON Semiconductor, a spin-off of Motorola, Inc., from August 1999 until April 2002. Mr. Sacomani also spent 18 years at Motorola in several finance positions within Motorola’s Semiconductors Products Sector, including as vice president and group controller of the Semiconductor Components Group.

Sylvia Summers serves as our executive vice president of the consumer smart card and industrial division. Ms. Summers was our senior vice president and general manager of the embedded memory division before she assumed her current role in September 2005. From July 2003 through March 2004 she was our vice president and general manager of the embedded media memory division. Prior to joining us, from March 2003 through July 2003, Ms. Summers served as vice president and general manager of the embedded business unit for AMD’s memory products business. Prior to joining AMD, from August 2001 to May 2002, Ms. Summers served as president and chief executive officer of Silvan Networks. Ms. Summers served as group vice president and general manager for the public access management network services group at Cisco Systems from November 1999. Ms. Summers was vice president and general manager of the multi-platform group at Storage Technology Corporation from May 1997 to June 1999. She has also held senior-level management positions in systems businesses at Group Bull, Thomson CSF-RCM Division and Matra Datasystems. She holds a bachelor’s degree in electrical engineering from Ecole Polytecnique Feminine in France, a master’s degree in electrical engineering from the University of California, Berkeley and a master’s degree in business administration from Thomson CSF in France.

David K. Chao has served as a Class A director since the consummation of our initial public offering in December 2005. Mr. Chao is a co-founder of Doll Capital Management, or DCM, a venture capital firm based in the Silicon Valley, and has been a managing general partner since 1996. Prior to founding DCM, Mr. Chao was a co-founder and member of the board of directors of Japan Communications, Inc. He also worked as a management consultant at McKinsey & Company and as a marketing manager at Apple Computer. Prior to these positions, he was an account executive for Recruit, a Japanese human resources, advertising and services company. Mr. Chao serves on the boards of numerous DCM portfolio companies, including 51job, Inc., where he has served since 2000. He is a management board member of the Stanford Graduate School of Business board of trustees and a member of The Thacher School board of trustees. Mr. Chao received a bachelor’s degree in economics and East Asian studies from Brown University and a master’s degree in business administration from Stanford University.

Patti S. Hart has served as a Class A director since the consummation of our initial public offering in December 2005. Ms. Hart most recently served as chairman and chief executive officer of Pinnacle Systems from March 2004 until August 2005. Prior to joining Pinnacle Systems in 2004, Ms. Hart was chairman and chief executive officer of Excite@Home from April 2001 until March 2002. Excite@Home filed for bankruptcy protection in September 2001. Prior to joining Excite@Home in 2001, Ms. Hart served as chairman, president and chief executive officer of Telocity and as a member of Telocity’s board of directors from July 1999 through its sale to DirecTV in March 2001. From 1986 to 1999, Ms. Hart worked at Sprint Corporation, most recently as president and chief operation officer of Sprint’s long distance division. Ms. Hart is also a member of the board of directors for Korn Ferry International and International Game Technology and is a former board member of Plantronics Inc., Vantive Corporation, EarthLink, Inc. and Premisys Corporation. Ms. Hart holds a bachelor’s degree in marketing and economics from Illinois State University.

Toshihiko Ono has served as the chairman of Spansion LLC’s board of managers since July 2003 and, since November 2005, has served as our Class C director. Since June 2004, Mr. Ono has also served as a board member of Fujitsu. Since June 2006, Mr. Ono has served as a corporate senior executive vice president and representative director with the principal responsibility for manufacturing innovation and electronic devices. From June 2005 to June 2006, Mr. Ono served as a corporate executive vice president of Fujitsu, in charge of electronic devices. From June 2004 to June 2005, Mr. Ono served as a corporate executive vice president of

Fujitsu, and as the president of Fujitsu’s electronic devices business group. From April 2003 to June 2004, Mr. Ono served as Fujitsu’s corporate senior vice president and as the group president of Fujitsu’s electronic devices business group and its LSI group. Mr. Ono served as Fujitsu’s corporate vice president and the group president of its LSI group from June 2002 to April 2003. Prior to that, Mr. Ono served as the group executive vice president of the electronic devices group from April 2000 to June 2002. Mr. Ono began his career at Fujitsu in 1973, and served in various positions, including group senior vice president and group executive vice president of its LSI group. Mr. Ono received a bachelor’s degree in engineering from Chiba University, Japan.

Robert J. Rivet has served as a member of Spansion LLC’s board of managers since July 2003 and, since November 2005, has served as one of our Class B directors. Mr. Rivet has also served as a director of various subsidiaries of the Company. Mr. Rivet is AMD’s executive vice president and chief financial officer and since 2001 has served as a director of various AMD subsidiaries. Before joining AMD in October 2000, he served as senior vice president and director of finance of the semiconductor products sector of Motorola from 1997 to 2000. Mr. Rivet joined Motorola in 1976 as a senior financial analyst and senior accountant and, from 1981 to 1997, he served in a number of positions in Motorola’s semiconductor operations. Mr. Rivet holds a bachelor’s degree in accounting from the University of Illinois and a master’s degree in business administration from the University of Texas.

David E. Roberson has served as a Class A director since the consummation of our initial public offering in December 2005. Mr. Roberson is president and chief executive officer and is a member of the board of directors of Hitachi Data Systems. With more than 20 years of experience at Hitachi Data Systems, Mr. Roberson has held a number of key positions in finance, leasing, IT, logistics, legal, administration and human resources. Mr. Roberson has served as a board member and advisor to several public and private companies, including GlassHouse Technologies, IDT, RagingWire Enterprise Solutions and Xythos. Mr. Roberson received a bachelor’s degree in social ecology from the University of California, Irvine and a law degree from Golden Gate University School of Law in San Francisco, California. Mr. Roberson also studied financial management at Harvard Business School.

Hector de J. Ruiz has served as a member of Spansion LLC’s board of managers since July 2003 and, since November 2005, has served as one of our Class B directors and as chairman of our board of directors. Dr. Ruiz is currently the chairman of the board and chief executive officer of AMD. Dr. Ruiz joined AMD as president and chief operating officer in January 2000 and became AMD’s chief executive officer in April 2002. Dr. Ruiz was appointed chairman of the board of AMD in April 2004. Before joining AMD, Dr. Ruiz served as president of the Motorola, Inc. semiconductor products sector from 1997 to 1999. From 1991 to 1995, Dr. Ruiz was senior vice president and general manager of Motorola’s paging and messaging businesses and in 1996 became executive vice president and general manager of those businesses. Dr. Ruiz joined Motorola in 1977 and, from 1977 to 1991, he held various executive positions in Motorola’s semiconductor products sector. Before joining Motorola, Dr. Ruiz worked at Texas Instruments, Inc. from 1972 to 1977. Dr. Ruiz is also a member of the board of directors of Eastman Kodak Company. Dr. Ruiz holds a bachelor’s and master’s degree in electrical engineering from the University of Texas, Austin and a doctorate degree in electronics from Rice University.

Board Structure

Our directors are divided into three classes, designated Class I, Class II and Class III. At each annual meeting of our stockholders, directors will be elected to succeed the class of directors whose terms have expired. Class II directors’ terms will expire at the 2007 annual meeting of our stockholders, Class III directors’ terms will expire at the 2008 annual meeting of our stockholders and Class I directors’ terms will expire at the 2009 annual meeting of our stockholders. The directors are assigned to the classes as follows:

•	Class I: Hector de J. Ruiz (Class B), David K. Chao (Class A);

•	Class II: Robert J. Rivet (Class B), Patti S. Hart (Class A); and

•	Class III: Bertrand F. Cambou (Class A), Toshihiko Ono (Class C), David E. Roberson (Class A).

Board Composition and Committees

Currently, we are governed by a seven-member board of directors, of which three members are independent directors, two directors are elected by AMD, one director is elected by Fujitsu and one director is the chief executive officer of Spansion Inc.

In accordance with our certificate of incorporation, the number of Class B directors serving on the board of directors will be reduced as a result of AMD’s decreased aggregate ownership interest in us. At the time that there occurs such a reduction in the number of Class B or Class C directors eligible to serve on the board of directors, then upon the affirmative vote of the majority of directors, any such vacancies may be filled with that number of additional directors elected at the direction of the Class A common stock needed to maintain seven directors serving on the board. For more information, see “Description of Capital Stock.”

Audit Committee

The audit committee was formed on December 15, 2005 and consists of Mr. David E. Roberson, as chair, Mr. David K. Chao and Ms. Patti S. Hart, each of whom was determined by the board of directors to be financially literate and “independent.” The board of directors determined that Mr. Roberson was qualified to be, and would be, designated our “audit committee financial expert.” The audit committee assists the board of directors with its oversight responsibilities regarding the integrity of our financial statements, our compliance with legal and regulatory requirements, the independent registered public accounting firm’s qualifications and independence and the performance of our internal audit function and the independent registered public accounting firm. The audit committee is also directly responsible for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm, who reports directly to the committee. The audit committee meets alone with our financial and legal personnel, our internal auditor and with our independent registered public accounting firm, who have free access to the audit committee at any time. We employ an internal auditor who reports to the audit committee and to our chief financial officer.

Compensation Committee

The compensation committee was formed on December 15, 2005. The compensation committee consists of Ms. Hart, as chair, and Messrs. Chao and Roberson each of whom was determined by the board to be “independent.” The compensation committee has the authority to determine the form and amount of compensation to be paid or awarded to all our executive officers and to all other employees as delegated from time to time by the board of directors. The compensation committee’s responsibilities, among other things, include (i) reviewing and approving the corporate goals and objectives relevant to chief executive officer compensation and evaluating chief executive officer performance in light of those goals and objectives, (ii) reviewing and approving the corporate goals and objectives relevant to non-CEO executive officer compensation, (iii) reviewing and making recommendations to the board of directors with respect to the adoption and approval of, or amendments to, all umbrella cash-based plans, incentive compensation plans and equity-based compensation plans and approving for submission to stockholders all new stock option and equity compensation plans, (iv) providing oversight with respect to succession planning for the chief executive officer and other executive officers, and (v) reviewing and making recommendations to the board of directors with respect to all forms and amounts of compensation for members of the board of directors.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee was formed on December 15, 2005. The nominating and corporate governance committee consists of Mr. Chao as chair, Ms. Hart and Mr. Roberson, each of whom was determined by the board of directors to be “independent.” The nominating and corporate governance committee assists the board of directors in discharging its responsibilities regarding the identification of qualified candidates to become members of the board of directors, the selection of nominees for election as directors at the next annual meeting of stockholders (or special meeting of stockholders at which directors are to be elected), the selection of candidates to fill any vacancies on the board of directors, the development and recommendation to the board of directors of a set of applicable corporate governance guidelines and principles and oversight of the evaluation of the board and management. In evaluating candidates to determine if they are qualified to become members of the board of directors, the nominating and corporate governance committee looks for the following attributes, among others the committee deems appropriate: personal and professional integrity, ethics and values; experience in corporate management, such as serving as an officer or former officer of a publicly held company; experience in our industry and with relevant social policy concerns; ability to make independent analytical inquiries; academic expertise in an area of our operations; and practical and mature business judgment. The committee also evaluates board members’ and nominees’ service on the board of other public companies. The committee uses the same standards to evaluate all director candidates, whether or not the candidates are proposed by stockholders.

Compensation Committee Interlocks and Insider Participation

The members of the compensation committee who served from December 15, 2005, the date the compensation committee was formed, to December 25, 2005, the end of fiscal 2005, were Ms. Hart, as chair, and Messrs. Chao and Roberson.

None of our executive officers has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of the board of directors or the compensation committee during fiscal 2005.

AMD Stock Ownership of Board of Directors and Executive Officers

The following table sets forth information known to us with respect to beneficial ownership of AMD common stock beneficially owned as of March 15, 2006, by our current directors, by each of our executive officers listed in the Summary Compensation Table below and by all of our directors and executive officers as a group. Except as otherwise indicated, to our knowledge, each person has sole investment and voting power with respect to the shares shown as beneficially owned by them. Ownership information is based upon information provided by the individuals. The address of each beneficial owner is 915 DeGuigne Drive, Sunnyvale, CA 94088.

	Shares of AMD Common Stock Beneficially Owned
Name	Amount and Nature of Beneficial Ownership (1)(2)		Percent of Class (3)
Bertrand F. Cambou	214,415		*
Dario Sacomani	—		—
David K. Chao	—		—
Patti S. Hart	—		—
Toshihiko Ono	—		—
Robert J. Rivet	802,042		*
David E. Roberson	—		—
Hector de J. Ruiz	2,848,532		*
James E. Doran	178,664		*
Thomas T. Eby	64,439		*
Amir Mashkoori	25,049	(4)	*
Sylvia Summers	47,332		*
All directors and executive officers as a group (15 persons)	4,180,473		*

*	Less than one percent
(1)	Some of the individuals may share voting power with regard to the listed shares with their spouses.

(2)	Includes beneficial ownership of the following number of shares that may be acquired because stock options or restricted stock units are vested or will vest by May 14, 2006 (within 60 days of March 15, 2006) pursuant to AMD stock plans:

Bertrand F. Cambou	210,415 shares
James E. Doran	178,664 shares
Thomas T. Eby	64,439 shares
Amir Mashkoori	20,000 shares
Robert J. Rivet	774,168 shares
Hector de J. Ruiz	2,586,309 shares
Sylvia Summers	47,332 shares
All directors and executive officers as a group (15 persons)	3,930,493 shares

(3)	Based on 482,994,640 shares of AMD common stock outstanding as of March 15, 2006. Calculated in accordance with the rules of the Securities Exchange Act of 1934.
(4)	Includes 2,379 shares held in trust for Mr. Mashkoori’s son.

Compensation Plan for Non-Employee Independent Directors

Our non-employee independent directors are paid a $60,000 annual retainer. The chair of our audit committee is paid an additional $15,000 annual retainer, the chair of Spansion’s compensation committee is paid an additional $7,500 annual retainer and the chair of our nominating and corporate governance committee is paid an additional $7,500 annual retainer. If in any calendar year a non-employee independent director is required to and does attend more than eight meetings of our board of directors, such director will be paid $2,000 for each board meeting attended in excess of eight. In addition, if in any calendar year a non-employee independent director is required to and does attend more than twelve meetings of a specific board committee on which he or she serves, such director shall receive $2,000 per such board committee meeting in excess of twelve. Each current non-employee independent director received in 2005 an initial stock option award exercisable for 20,000 shares of common stock and a restricted stock unit award of 20,000 units that convert upon vesting into 20,000 shares of common stock. The stock option and restricted stock unit awards vest as follows: 25% on January 28, 2007, and the remainder in equal installments quarterly over the remaining 36 months. For each year of continued service, the independent directors will receive an annual stock option award exercisable for 10,000 shares of our common stock and an annual restricted stock unit award of 10,000 units that convert upon vesting into 10,000 shares of our common stock. We may reimburse any of our directors and, in some circumstances, spouses who accompany directors, for travel, lodging and related expenses they incur in attending board of directors and committee meetings.

Executive Compensation

The following table sets forth information concerning the compensation received for services by our chief executive officer and each of our four other most highly compensated executive officers, collectively referred to as the “named executive officers” in this prospectus, during fiscal 2005 and fiscal 2004.

Summary Compensation Table

		Annual Compensation				Long-Term Compensation(1)		All Other Compensation(5)
						Awards
Name and Principal Position	Year	Salary		Bonus(2)	Other Annual Compensation(3)	Restricted Stock Award($)(4)	Securities Underlying Options/SARs
Bertrand F. Cambou	2005	$466,752		$100,000	$30,000	$1,371,600	225,000	$9,702
President and Chief Executive Officer	2004	$458,201		$144,369	$27,000			$11,188

James E. Doran	2005	$370,602		$679	$24,700	$685,812	125,000	$18,707
Executive Vice President and Chief Operating Officer	2004	$354,670		$79,723	$24,700			$17,933

Sylvia Summers	2005	$360,314		$660	$24,000	$438,912	80,000	$9,845
Executive Vice President, Consumer, Smart Card and Industrial Division	2004	$346,025		$53,287	$20,123			$11,497

Thomas T. Eby	2005	$354,448		$649	$26,295	$548,640	125,000	$15,021
Executive Vice President and Chief Marketing and Sales Officer	2004	$340,818		$54,081	$26,443			$16,584

Amir Mashkoori	2005	$401,128	(6)	$641	$27,960	$438,912	125,000	$12,931
Executive Vice President, Wireless Solutions Division	2004	$334,737		$53,181	$20,123			$15,180

(1)	For all executive officers, no payouts were made from AMD’s LTIP for plan cycles ended 2005 and 2004.
(2)	Includes cash profit sharing in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2005	$0	$679	$660	$649	$641
2004	$4,342	$3,365	$3,286	$4,081	$3,175

(3)	We provide our executive officers with a car allowance, and we reimburse some financial planning expenses related to tax preparation and estate planning. We also provide our chief executive officer with up to $10,000 for home security. For each of these executive officers, the total amount is less than or equal to $30,000 for each of 2005 and 2004.
(4)	Restricted stock awards are in the form of restricted stock units. Each restricted stock unit converts upon vesting into one share of our Class A common stock, does not have an exercise price or expiration date and vests over a four-year period. These restricted stock unit awards were given to certain of our employees in lieu of equity awards that would have been granted to them by AMD prior to our initial public offering. For each executive officer, 25 percent of the restricted stock unit award will vest on April 28, 2006 and the remainder will vest quarterly over the next three years in approximately equal installments.
(5)	Includes matching contributions to AMD’s 401(k) Plan, in which we participate, in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2005	$6,300	$6,300	$5,405	$6,300	$6,300
2004	$6,150	$6,150	$5,190	$6,150	$6,150

(6)	Includes $40,814 representing cash payment for accrued but unpaid vacation pay.

Deferred profit sharing under AMD’s plan, in which we previously participated, in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2005	$0	$473	$473	$473	$473
2004	$2,548	$2,548	$2,548	$2,630	$2,548

Matching contributions made by Spansion under AMD’s deferred compensation plan, in which we participate, in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2005	$0	$0	$0	$0	$0
2004	$0	$0	$0	$0	$525

Imputed income from term life insurance provided by Spansion under AMD’s policy, in which we participate, in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2005	$2,622	$2,567	$3,000	$655	$772
2004	$1,710	$2,286	$2,979	$600	$775

Premiums paid for group and individual insurance policies by Spansion under AMD’s policies, in which we participate, in the following amounts:

	Cambou	Doran	Summers	Eby	Mashkoori
2005	$780	$9,161	$780	$7,417	$5,218
2004	$780	$6,949	$780	$7,204	$5,182

SPANSION 2005 OPTION/SAR GRANTS

	Number of Securities Underlying Options/SARs Granted(1)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
Name					5%	10%
Bertrand F. Cambou	225,000	11.6%	$12.00	December 15, 2012	$1,099,171	$2,561,536
James E. Doran	125,000	6.5%	$12.00	December 15, 2012	$610,651	$1,423,076
Sylvia Summers	80,000	4.1%	$12.00	December 15, 2012	$390,816	$910,768
Thomas T. Eby	125,000	6.5%	$12.00	December 15, 2012	$610,651	$1,423,076
Amir Mashkoori	125,000	6.5%	$12.00	December 15, 2012	$610,651	$1,423,076

(1)	Amounts represent shares of common stock underlying stock options granted to each of the listed individuals. Each option grant is non-statutory and non-transferable except in specified circumstances. The stock options granted to the officers named above vest over a four-year period as follows: 25 percent of the shares vest on January 28, 2007, and the remainder in equal quarterly installments over the remaining 36 months. Each option is subject to earlier termination upon the optionee’s termination of employment, death or disability. Withholding taxes due on exercise may be paid in cash or through a sale to cover. Except as provided in any employment agreement or change in control agreement, the options vest only if the executive is employed by us on the vesting date. Upon an optionee’s termination of employment, options may be exercised only to the extent exercisable on the date of such termination of employment. Upon an optionee’s death or disability, certain options that vest during the year of death or disability may become exercisable. Options may also become fully exercisable upon a change in control of Spansion as that term is defined under Spansion’s 2005 Equity Incentive Plan or in accordance with an optionee’s change of control severance agreement. For additional information, see the discussion under “—Employment Agreements and Executive Change of Control Severance Arrangements.”

(2)	The five percent and ten percent assumed rates of annual compound stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of future prices of our Common Stock.

AMD 2005 OPTION/SAR GRANTS

	Number of Securities Underlying Options/SARs Granted(1)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise Price Per Share	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
Name					5%	10%
Bertrand F. Cambou	37,500	0.48%	$16.66	February 3, 2012	$254,336	$592,711
James E. Doran	15,000	0.19%	$16.66	February 3, 2012	$101,734	$237,084
Sylvia Summers	10,000	0.13%	$16.66	February 3, 2012	$67,823	$158,056
Thomas T. Eby	12,500	0.16%	$16.66	February 3, 2012	$84,779	$197,570
Amir Mashkoori	10,000	0.13%	$16.66	February 3, 2012	$67,823	$158,056

(1)	Amounts represent shares of AMD common stock underlying options granted to each of the listed individuals. Each option has a seven-year term and is subject to earlier termination upon the optionee’s termination of employment, death or disability. The exercise price may be paid in cash or in previously owned shares. Withholding taxes due on exercise may be paid in cash, with previously owned shares or by having shares withheld. Except as provided in any employment agreement or change in control agreement, the options vest only if the executive is employed by us on the vesting date. Vesting of stock options with exercise price above $14.51 was accelerated on April 27, 2005 to eliminate future compensation expense with respect to those options under Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123R (Revised 2004). Upon an optionee’s termination of employment, options may be exercised only to the extent exercisable on the date of such termination of employment. Upon an optionee’s death or disability, certain options that vest during the year of death or disability may become exercisable. Those options outstanding as of December 15, 2005, which would normally vest through December 31, 2006, were accelerated to vest on December 15, 2005.
(2)	The five percent and ten percent assumed rates of annual compound stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of future prices of AMD’s common stock.

AMD AGGREGATED OPTION EXERCISES IN 2005

AND FISCAL YEAR-END OPTION VALUES

Name	Number of Shares Acquired on Exercise	Value Realized(1)	Number of Securities Underlying Unexercised Options at 12/25/05		Value of Unexercised In-The-Money Options at 12/25/05
			(Exercisable)	(Unexercisable)	(Exercisable)	(Unexercisable)
Bertrand F. Cambou	43,750	$657,253	360,415	8,334	$4,994,760	$148,970
James E. Doran	32,500	$580,925	306,914	10,000	$5,641,387	$178,750
Sylvia Summers	49,000	$535,870	47,332	13,668	$883,630	$296,151
Thomas T. Eby	95,000	$1,279,776	264,439	8,334	$4,413,118	$148,970
Amir Mashkoori	22,593	$365,425	108,537	6,668	$1,933,421	$119,191

(1)	Value for these purposes is based solely on the difference between market value or sale value of underlying shares of AMD common stock on the applicable date (i.e., date of exercise or fiscal year-end) and the exercise price of options times the number of shares covered by the options.

Employment Agreements and Change of Control Severance Agreements

We entered into an employment agreement with Dr. Cambou, our president and chief executive officer, in April 2005. Dr. Cambou’s current annual salary is approximately $675,000 and his target annual executive bonus is 125 percent of his salary. Upon his employment with us, Dr. Cambou continued to receive certain employment benefits that he had received when he was employed by AMD, including health insurance coverage, 401(k) contributions, flexibility account contributions and stock purchase plan contributions. Dr. Cambou also receives a monthly car allowance, individual life insurance of three times his annual salary up to a maximum of $2 million, a financial planning benefit of up to $25,000 and up to $10,000 for home security. Dr. Cambou is eligible to participate in our Executive Investment Account Plan, which permits contributions on a tax deferred basis.

We entered into an employment agreement with Mr. Eby, our executive vice president and chief marketing and sales officer, in September 2005. Mr. Eby’s current annual salary is approximately $388,241 and his target annual executive bonus is 60 percent of his salary. Upon his employment with us, Mr. Eby continued to receive some employment benefits that he had received when he was employed by AMD, including health insurance coverage, 401(k) contributions, flexibility account contributions and stock purchase plan contributions. Mr. Eby also receives a monthly car allowance and individual life insurance of three times his annual salary up to a maximum of $2 million. Mr. Eby is eligible to participate in our Executive Investment Account Plan, which permits contributions on a tax deferred basis.

We entered into an employment agreement with Mr. Melendres, our executive vice president, corporate development, general counsel and corporate secretary, in December 2004. Mr. Melendres’ current annual salary is approximately $375,000 and his target annual executive bonus is 60 percent of his salary. Upon his employment with us, Mr. Melendres continued to receive some employment benefits that he had received when he was employed by AMD, including health insurance coverage, 401(k) contributions, flexibility account contributions and stock purchase plan contributions. Mr. Melendres also receives a monthly car allowance and individual life insurance of three times his annual salary up to a maximum of $2 million. Mr. Melendres is eligible to participate in our Executive Investment Account Plan, which permits contributions on a tax deferred basis.

We entered into an employment agreement with Mr. Sacomani, our executive vice president and chief financial officer, in February 2006. Mr. Sacomani’s current annual salary is approximately $375,000 and his target annual executive bonus is 60 percent of his salary. Mr. Sacomani received a sign-on bonus of $112,500, which was paid in March 2006 pursuant to a sign-on bonus agreement. Mr. Sacomani receives health insurance coverage, 401(k) contributions, flexibility account contributions and stock purchase plan contributions. Mr. Sacomani also receives a monthly car allowance and individual life insurance of three times his annual salary up to a maximum of $2 million. Mr. Sacomani is eligible to participate in our Executive Investment Account Plan, which permits contributions on a tax deferred basis.

We entered into an employment agreement with Mr. Mejia, our executive vice president, operations, in June 2006. Mr. Mejia’s current annual salary is approximately $425,000 and his target annual executive bonus is 60 percent of his salary. Mr. Mejia is entitled to a gross sign-on bonus of $400,000 to be paid annually in equal installments over three years, the first of which was paid 30 days after Mr. Mejia’s hire date. Mr. Mejia receives health insurance coverage, 401(k) contributions, flexibility account contributions and stock purchase plan contributions. Mr. Mejia also receives a monthly car allowance and individual life insurance of three times his annual salary up to a maximum of $2 million. Mr. Mejia is eligible to participate in our Executive Investment Account Plan, which permits contributions on a tax deferred basis.

We have entered into change of control severance agreements with each of our executive officers. These agreements are designed to ensure the continued services of the executive officers in the event of a change in control.

For purposes of the change of control severance agreements, a change of control includes the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended), other than AMD and its affiliates of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) under certain circumstances. A change of control is conclusively presumed to have occurred on:

•	the acquisition by any person, other than by us, of beneficial ownership of more than 33 percent of either our then-outstanding membership interests or shares of our common stock, or the combined voting power of our then-outstanding voting securities entitled to vote generally in the election of directors;

•	a change of the majority of our board of directors as of a determination date (the “incumbent board”), provided, however, that any individual becoming a new board director subsequent to the determination date whose election or nomination for election by our securityholders was approved by a vote of at least two-thirds of the members comprising the incumbent board shall be considered as though such individual were a member of the incumbent board;

•	the consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction, a sale or other disposition of all or substantially all of our assets, or an acquisition of assets or stock of another entity, whereby the individuals and entities that were the beneficial owners of our then-outstanding common stock and other then-outstanding voting securities cease to own more than 50 percent of the then-outstanding equity interests and the combined voting power of our then-outstanding voting securities entitled to vote generally in the election of directors; or

•	the approval by our stockholders of a complete liquidation or dissolution other than in the context of a transaction that does not constitute a change of control as described above.

The change of control severance agreements provide that, if within two years after a change of control the key officer’s employment is terminated by us or the key officer is constructively discharged, the key officer will receive:

•	a severance benefit equal to three times the sum of the key officer’s rate of annual base compensation plus the key officer’s target annual incentive bonus for the year in which the termination occurs, in the case of Bertrand Cambou;

•	a severance benefit equal to two times the sum of the key officer’s rate of annual base compensation plus the key officer’s target annual incentive bonus for the year in which the termination occurs, in the case of all other key officers;

•	payment of the key officer’s accrued and unpaid base salary, vacation pay and a pro rata annual incentive bonus, if any;

•	the continuation of other incidental benefits, including health benefits, until the earlier of eighteen months or the date upon which the key officer commences receiving generally comparable incidental benefits through employment elsewhere, as applicable; and

•	full and immediate vesting of all unvested stock options, restricted stock awards and other equity or equity equivalent awards.

The change of control severance agreements also provide that, in the event of a change of control, we will reimburse the key officer for federal excise taxes (and taxes on those taxes) payable as a result of benefits received from us in excess of 15 percent of the threshold set forth in Internal Revenue Code Section 280G.

Existing Employee Benefit Plans

We are a participating employer in the following AMD-sponsored employee benefit plans:

•	medical & dental;

•	disability;

•	401(k); and

•	life insurance.

We plan to put our own employee benefit plans in place by the end of fiscal 2006.

Also, eligible employees of Spansion Japan are enrolled in a non-contributory defined benefit pension plan that has two components. The first component provides a lump-sum payment, or twenty-year certain annuity or twenty-year guaranteed life annuity. The second component consists of a lump-sum payment or an optional period certain annuity. Participants have the option to choose a cash payment in lieu of participation in the second component.

Our employees will no longer participate in the AMD Employee Stock Purchase Plan. They will participate instead in a new Spansion Inc. Employee Stock Purchase Plan once established.

Equity Incentive Plan

The Company maintains the 2005 equity incentive plan with the goal of promoting our long-term growth and profitability by providing us with the tools to remain competitive in attracting and retaining employees.

We have up to 9,500,000 shares of Class A common stock available for issuance under the plan in the form of equity awards, including incentive and nonqualified stock options and restricted stock units. The 2005 equity incentive plan is administered by the compensation committee, and which has the authority to, among other things, grant awards, determine share price, accelerate or extend the vesting or exercisability of awards and determine the date of grant of an award. Shares that are subject to or underlie awards which expire or for any reason are cancelled, terminated or forfeited, or fail to vest will again be available for grant under the plan. The maximum term of the option will be ten years and the exercise price of each option will be determined by the administrator at the time of the grant.

The plan provides that awards may be granted to an officer or employee, consultant or advisor of us or our subsidiaries; provided that, the incentive stock options granted under the plan may only be granted to employees of us or our subsidiaries. The exercise price of each incentive stock option will be required to be not less than 100 percent of the fair market value of our common stock on the date of grant and to be not less than 110 percent if such options are granted to persons who have more than ten percent of the total voting power of all classes of our stock.

The plan provides for payment of the exercise price of options in the form of, among other things, cash, services rendered, notice and third party payments as authorized by the administrator, delivery of shares of common stock and cashless exercise with a third party who provides financing for the purposes of the purchase or exercise of the award.

The administrator may, in its discretion, accelerate vesting of the awards under the plan under certain circumstances, including:

•

the acquisition by a person other than AMD or its affiliates of more than 33 percent of either the then outstanding shares of our common stock or the combined voting power entitled to vote in the election of directors, except for any such acquisition by Fujitsu or its affiliates so long as such level of ownership is

(1) less than AMD’s level of ownership in such securities and (2) not more than 40 percent of our outstanding shares of our common stock or the combined power entitled to vote in the election of directors;

•	change in the control of the majority of the board of directors; and

•	the consummation of a reorganization, share exchange, merger, consolidation, or a sale or other dispositions of all or substantially all of our assets.

Executive Investment Account Plan

Our Executive Investment Account Plan allows contributions by our eligible employees, which are our directors or other members of a selected group of management or highly compensated U.S.-based employees, on a tax deferred basis. The amount of compensation that an eligible employee may elect to defer may not exceed 50 percent of the eligible employee’s base salary and/or up to 100 percent of the eligible employee’s incentive sales commissions and bonuses, subject to limitations. The plan administrator establishes and maintains deferral accounts and company contribution accounts, and may also create trust accounts, for eligible employees who become participants under the plan. We may contribute to a participant’s account and/or match the contribution made by a participant. A participant is 100 percent vested in his or her deferral account and company contribution and matching contribution amount, if any.

Officer Incentive Plan

We provide cash incentives for officers that, taken together with the remaining elements of their compensation, represent a competitive compensation program. For 2005, our officers continued to participate in the AMD 2005 Annual Incentive Plans, with specific revenue, operating income and individual performance objectives, some of which relate specifically to our performance. For 2006, our officers participate in our Corporate Bonus Plan with specific operating income and individual performance objectives.

Limitations on Director and Officer Liability and Indemnification

We entered into separate indemnification agreements with each of our directors, executive officers and certain additional officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and which allow for additional procedural protections. We intend to enter into indemnification agreements with any new directors, executive officers and certain additional officers in the future. For information on the indemnification of our officer and directors, see “Description of Capital Stock—Exculpation and Indemnification of Directors and Officers.”

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock, as of October 2, 2006, for

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group;

•	each person who we know beneficially owns more than five percent of our common stock; and

•	each selling stockholder.

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting power and investment power with respect to all capital stock shown to be held by that person.

The number of shares of our common stock outstanding used in calculating the percentage for each listed person or entity includes common stock underlying options held by the person or entity that are exercisable within 60 days of October 2, 2006, but excludes common stock underlying options held by any other person or entity. Percentage of beneficial ownership of our common stock is based on 128,836,422 shares of common stock outstanding as of October 2, 2006, assuming the conversion of all of the outstanding shares of Class D common stock into shares of Class A common stock on a one-for-one basis, which will be effected immediately prior to the consummation of this offering. The address for each executive officer and director is 915 DeGuigne Drive, Sunnyvale, CA 94088.

	Class A Shares Beneficially Owned Prior to Offering		Class A Shares Being Offered	Class A Shares Beneficially Owned After Offering Without Over-Allotment		Class A Shares Beneficially Owned After Offering With Over-Allotment
	Number	Percent		Number	Percent	Number	Percent
Executive Officers and Directors:
Bertrand F. Cambou(1)	90,730	*	—	90,730	*	90,730	*
David K. Chao	—	—	—	—	—	—	—
James E. Doran(2)	20,114	*	—	20,114	*	20,114	*
Thomas T. Eby(3)	16,090	*	—	16,090	*	16,090	*
Patti S. Hart	27,000	*	—	27,000	*	27,000	*
Amir Mashkoori(4)	13,716	*	—	13,716	*	13,716	*
Toshihiko Ono	—	—	—	—	—	—	—
Robert J. Rivet	—	—	—	—	—	—	—
David E. Roberson	10,000	*	—	10,000	*	10,000	*
Hector de J. Ruiz	—	—	—	—	—	—	—
Sylvia Summers(5)	12,872	*	—	12,872	*	12,872	*
All executive officers and directors (15 persons)(6)	206,452	*	—	206,452	*	206,452	*

5% Stockholders:
FMR Corp.(7)	11,347,303	8.8%	—	11,347,303	8.8%	11,347,303	8.5%
82 Devonshire Street Boston, MA 02109

T. Rowe Price Associates, Inc.(8)	8,009,500	6.2%	—	8,009,500	6.2%	8,009,500	6.0%
100 E. Pratt Street Baltimore, MD 21202

	Class A Shares Beneficially Owned Prior to Offering		Class A Shares Being Offered	Class A Shares Beneficially Owned After Offering Without Over-Allotment		Class A Shares Beneficially Owned After Offering With Over-Allotment
	Number	Percent		Number	Percent	Number	Percent
Selling Stockholders:
AMD Investments, Inc.(9)	48,529,403	37.7%	21,000,000	27,529,402	21.4%	27,529,402	20.5%
One AMD Place
Sunnyvale, CA 94086

Fujitsu Limited(10)	32,352,935	25.1%	14,000,000	18,352,934	14.3%	18,352,934	13.7%
Shiodome City
1-5-2 Higashi-Shimbashi, Minato-Ku Tokyo 105-7123, Japan

*	Less than on percent.
(1)	Includes 7,143 shares subject to restricted stock units that will vest within 60 days of October 2, 2006.
(2)	Includes 3,572 shares subject to restricted stock units that will vest within 60 days of October 2, 2006.
(3)	Includes 2,857 shares subject to restricted stock units that will vest within 60 days of October 2, 2006.
(4)	Includes 2,286 shares subject to restricted stock units that will vest within 60 days of October 2, 2006.
(5)	Includes 2,286 shares subject to restricted stock units that will vest within 60 days of October 2, 2006.
(6)	Includes 21,716 shares subject to restricted stock units that will vest within 60 days of October 2, 2006.
(7)	Based on information set forth in a Schedule 13G filed with the Securities and Exchange Commission on September 11, 2006. According to the Schedule 13G, FMR Corp. has sole voting power with respect to 58,772 shares and sole dispositive power with respect to 11,347,303 shares.
(8)	Based on information set forth in a Schedule 13G filed with the Securities and Exchange Commission on February 14, 2006. According to the Schedule 13G, T. Rowe Price Associates, Inc has sole voting power with respect to 1,034,700 shares and sole dispositive power with respect to 8,009,500 shares.
(9)	AMD Investments, Inc. is a wholly owned subsidiary of AMD (U.S.) Holdings, Inc., which is a wholly owned subsidiary of AMD. Also includes one share of our Class B common stock, constituting 100 percent of our outstanding shares of Class B common stock.
(10)	Includes 32,352,934 shares of Class D common stock owned by Fujitsu, which will be converted on a one-for-one basis into shares of our Class A common stock immediately prior to this offering. Also includes one share of our Class C common stock, constituting 100 percent of our outstanding shares of Class C common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We have provided below a summary description of the various agreements between Spansion Inc. and AMD and Fujitsu that relate to our operations. This description, which summarizes the material terms of these agreements, is not complete. You should read the full text of these agreements, which have been included as exhibits to the registration statement of which this prospectus is a part. References in this section to AMD and Fujitsu include their respective subsidiaries and references to our company include our subsidiaries.

Overview

We are currently party to several agreements with AMD and Fujitsu. These agreements include:

•	the Amended and Restated Fujitsu Distribution Agreement;

•	the Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement;

•	the Fujitsu–Spansion Patent Cross-License Agreement;

•	the AMD–Spansion Patent Cross-License Agreement;

•	the Non-Competition Agreement;

•	various service agreements; and

•	agreements with Fujitsu related to the JV1/JV2 Transaction.

Amended and Restated Fujitsu Distribution Agreement

We and Fujitsu are party to the Amended and Restated Fujitsu Distribution Agreement which provides that Fujitsu acts as our sole distributor for sales of our products in Japan and to specified customer accounts associated with Fujitsu. Fujitsu also acts as a distributor throughout the rest of the world, other than Europe and the Americas with limited exceptions and with respect to customer accounts that have been associated with AMD and to whom we now sell directly. We license use of the Spansion trademark to Fujitsu so that our products are sold under our own brand name. We also indemnify Fujitsu from and against any third-party action claiming our products infringe upon a third-party’s intellectual property rights up to the amounts paid to Fujitsu by their customers for the affected products.

Under the Fujitsu Distribution Agreement, our prices are based on our recommended sales prices, subject to adjustment in certain cases based on Fujitsu’s sales prices to their customers, less an agreed-upon distribution margin. We have the right to sell or appoint additional distributors to sell our products outside of Japan. Our right to appoint additional distributors to sell products in Japan or to sell to specified accounts associated with Fujitsu is subject to Fujitsu’s consent for so long as Fujitsu’s ownership interest in us remains above 12.5 percent. Fujitsu has agreed to use its best efforts to promote the sale of our products in Japan and to specified customers served by Fujitsu. In the event that we reasonably determine that Fujitsu’s sales performance is not satisfactory based on specified criteria, then we have the right to require Fujitsu to propose and implement an agreed-upon corrective action plan. If we reasonably believe that the corrective action plan is inadequate, we can take steps to remedy deficiencies ourselves through means that include selling products ourselves or appointing another distributor as a supplementary distributor. Fujitsu is entitled to up to 35 percent of our quarterly production volume in short supply situations. That percentage is subject to reduction based on Fujitsu’s level of ownership in us and its level of purchases in previous quarters. We and Fujitsu can mutually agree to terminate the Fujitsu Distribution Agreement at any time. Either party can terminate the agreement for a material breach of performance thereunder after a failure to cure the breach within 120 days. We also have the right to terminate the agreement upon 90 days notice if Fujitsu’s ownership interest in us falls below five percent. Currently, the distribution margin earned by Fujitsu on the sale of our products is 4.3 percent.

Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement

AMD and Fujitsu have each contributed to us various intellectual property rights and technologies pursuant to an Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement. Under this agreement, we became owners, or joint owners with each of Fujitsu and AMD, of certain patents, patent applications, trademarks, and other intellectual property rights and technology. AMD and Fujitsu reserved rights, on a royalty-free basis, to practice the contributed patents and to license these patents to their affiliates and successors-in-interest to their semiconductor groups. AMD and Fujitsu each have the right to use the jointly-owned intellectual property for their own internal purposes and to license such intellectual property to others to the extent consistent with their non-competition obligations to us. Subject to our confidentiality obligations to third parties, and only for so long as AMD’s and Fujitsu’s ownership interests in us remain above specific minimum levels, we are obligated to identify any of our technology to each of AMD and Fujitsu, and to provide copies of and training with respect to that technology to them. In addition, we have granted a non-exclusive, perpetual, irrevocable fully paid and royalty-free license of our rights, other than patent and trademark rights, in that technology to each of AMD and Fujitsu. AMD may grant licenses under our patents, provided that these licenses are of no broader scope than, and are subject to the same terms and conditions that apply to, any license of AMD’s patents granted in connection with such license, and the recipient of such license grants to us a license of similar scope under its patents. Under this agreement, for as long as AMD continues to hold a majority of our shares entitled to vote for the election of directors, AMD has agreed to enforce its applicable patents to minimize, to the extent reasonably possible, any of our losses, provided that the details of the manner in which AMD enforces its patents, including which of its patents AMD enforces, is left to AMD’s reasonable discretion. In addition, until the date our board of directors adopts a resolution to convert the Class D common stock to Class A common stock, Fujitsu has agreed to consider conditionally granting us an extension of rights under additional patents in circumstances where we can reasonably assert such patents as a claim or counterclaim to third party infringement claims asserted against us. Upon the conversion of the Class D common stock to Class A common stock immediately prior to this offering, neither AMD nor Fujitsu will be obligated to provide these benefits to us.

Amended and Restated Patent Cross-License Agreements

In connection with our reorganization in June 2003, we granted to each of AMD and Fujitsu, and AMD and Fujitsu each granted to us, non-exclusive licenses under certain patents and patent applications of their semiconductor groups to make, have made, use, sell, offer to sell, lease, import and otherwise dispose of certain semiconductor-related products anywhere in the world. The patents and patent applications that are licensed are those with an effective filing date prior to the termination of our patent cross-license agreements. The agreements will automatically terminate on the later of June 30, 2013 and the date AMD or Fujitsu, as applicable, sells its entire equity interest in us. The agreements may be terminated by a party on a change in control of the other party or its semiconductor group. The licenses to patents under license at the time of the termination will survive until the last such patent expires.

In cases where there is a change of control of us, AMD, Fujitsu, or the semiconductor group of AMD or Fujitsu, as the case may be, each other party to the cross-license agreement shall have the right to terminate the agreement (or to invoke the provisions described in this paragraph if the agreement had been previously terminated) by giving 30 days written notice within 90 days after receiving notice of the change of control. If so terminated, the rights, licenses and immunities granted under the agreement will continue solely with respect to those licensed patents that are entitled to an effective filing date that is on or before, and are licensed as of, the date of such change of control, and will continue until the expiration of the last to expire of such licensed patents. Moreover, with respect to circuit patents, which are patents (other than process patents) covering elements using electrical signals to achieve a particular function, the rights, licenses and immunities granted to the party undergoing the change of control are limited solely to:

(i)	each existing and pending product of such party as of the date of change of control;

(ii)	each existing and pending product of the acquiring third party of such party as of the date of change of control that would have been in direct competition with products described in (i) above; and

(iii)	successor products of products described in (i) and (ii) above.

We will continue to make royalty payments associated with licenses that survive the termination of the agreement. In the first six months of fiscal 2006, we paid royalties of approximately $3 million to each of AMD and Fujitsu under their respective patent cross-license agreements. In fiscal 2005, we paid royalties in the amounts of $14 million to each of AMD and Fujitsu under these agreements. We currently pay royalties to each of AMD and Fujitsu in the amount of 0.3 percent of net sales of our products. The royalty rates will be further reduced to 0.15 percent at the time the Class D common stock is converted into Class A common stock, which will occur immediately prior to the completion of this offering, and thereafter to zero percent on the second anniversary of the date of such conversion. The royalty rates were negotiated by AMD, Fujitsu and us.

Amended and Restated Non-Competition Agreement

We are party to a non-competition agreement with AMD and Fujitsu, whereby AMD and Fujitsu each agree not to directly or indirectly engage in a business that manufactures or supplies standalone semiconductor devices (including single chip, multiple chip or system devices) containing certain Flash memory, which is the business in which we primarily compete. This non-competition agreement does not prevent AMD or Fujitsu from manufacturing or selling products that incorporate Flash memory (whether it be Spansion Flash memory or a competitive product). Although AMD currently has no other operations that compete in the Flash memory market, Fujitsu currently produces and sells products that incorporate Spansion Flash memory or competitive Flash memory. Furthermore, AMD and Fujitsu each agree that if either of them acquires a business that has a division or other operations that manufactures or supplies standalone semiconductor devices (including single chip, multiple chip or system devices) containing certain Flash memory, AMD and Fujitsu will provide us with a right of first offer to acquire the competing division or operations. AMD and Fujitsu are required to use their commercially reasonable efforts to divest the competing division or operations if we do not purchase them. These non-competition obligations of AMD will last until the earlier of (i) the dissolution of our company, and (ii) two years after the date on which AMD’s ownership interest in us is less than or equal to five percent. These non-competition obligations of Fujitsu will last until the earlier of (i) the dissolution of our company, and (ii) two years after the date on which Fujitsu’s ownership interest in us is less than or equal to five percent.

We, AMD and Fujitsu also agreed not to solicit each other’s employees. Without our prior written consent, each of AMD and Fujitsu will not directly or indirectly either for itself or another person, (i) hire any individual employed by our company or (ii) solicit or encourage any individual to terminate his or her employment with our company. These obligations not to solicit or hire do not apply if (A) our company has terminated the employment of such individual or (B) at least two years has elapsed since such individual has voluntarily terminated his or her employment with our company. Similarly, without the prior written consent of AMD or Fujitsu, we agreed not to directly or indirectly either for ourselves or another person, (i) hire any individual employed by AMD or Fujitsu or (ii) solicit or encourage any individual to terminate his or her employment with AMD or Fujitsu. These obligations not to solicit or hire do not apply if (A) AMD or Fujitsu, as applicable, has terminated the employment of such individual or (B) at least two years has elapsed since such individual has voluntarily terminated his or her employment with AMD or Fujitsu, as applicable. These non-solicitation obligations of AMD will last until the earlier of (i) the dissolution of our company, and (ii) two years after the date on which AMD’s ownership interest in us is less than or equal to five percent. These non-solicitation obligations of Fujitsu will last until the earlier of (i) the dissolution of our company, and (ii) two years after the date on which Fujitsu’s ownership interest in us is less than or equal to five percent. These non-solicitation obligations of our company with respect to AMD employees or Fujitsu employees will terminate at the same time as the non-solicitation obligations of AMD or Fujitsu, as applicable, terminate.

AMD/Fujitsu Service Agreements

We are party to various service agreements with each of AMD and Fujitsu. Under its IT Services Agreement and General Services Agreement, AMD provides, among other things, information technology, facilities, logistics, legal, tax, finance, human resources, and environmental health and safety services to us. Under its IT Services Agreement and General Services Agreement, Fujitsu provides, among other things, information technology, research and development, quality assurance, insurance, facilities, environmental, and human resources services primarily to our manufacturing facilities in Japan. For services rendered, AMD and Fujitsu are each paid fees in an amount equal to cost plus five percent except for services procured by AMD and Fujitsu from third parties, which are provided to us at cost. AMD and Fujitsu each has the right to approve certain amendments to the other’s service agreements with us.

Unless otherwise earlier terminated, each of these service agreements expires on June 30, 2007, but the applicable parties may extend the term by mutual agreement. We have the ability to terminate individual services under the general services agreements at any time and for any reason upon at least six months’ advance notice. With respect to the IT service agreements and general service agreements, if AMD or Fujitsu has failed to comply with applicable service levels for a particular service and has failed to rectify such performance failure, we may terminate such service after 60 days have elapsed since initial notification of the failure to perform the service. Moreover, we may terminate an entire IT service agreement or general services agreement if AMD or Fujitsu breaches its material obligations under the respective agreement and does not cure such default within 90 days after receipt of a notice of default from us. Similarly, AMD or Fujitsu can terminate the respective agreement for our failure to make payments when due if we fail to cure such default within 90 days after receipt of notice of default. For the first six months of fiscal 2006, the total charges to us for services from AMD were approximately $29 million and the total charges to us for services from Fujitsu were approximately $5 million. For fiscal 2005, the total charges to us for services from AMD were approximately $97 million and the total charges to us for services from Fujitsu were approximately $20 million.

Research and Design Services Agreement

We are party to an agreement pursuant to which we provide certain research and design services to AMD and Spansion (China) Limited provides manufacturing support services to AMD Technologies (China) Co. Ltd., AMD’s microprocessor assembly and test facility in Suzhou, China. For services rendered, we are paid fees generally in an amount equal to cost plus five percent. Unless otherwise earlier terminated, this service agreement expires on June 30, 2007, but the parties may extend the term by mutual agreement. AMD has the ability to terminate individual services under these agreements at any time and for any reason upon at least six months’ advance notice. In addition, if we have failed to comply with applicable service levels for a particular service and have failed to rectify such performance failure, AMD may terminate such service after 60 days have elapsed since initial notification of the failure to perform the service. Moreover, AMD may terminate the entire agreement if we breach our material obligations under the agreement and do not cure such default within 90 days after receipt of a notice of default from AMD. Similarly, we can terminate the agreement for AMD’s failure to make payments when due if it fails to cure such default within 90 days after receipt of notice of default. For the first six months of fiscal 2006, the total charge to AMD for these services was approximately $2 million. For fiscal 2005, the total charge to AMD for these services was approximately $4 million.

Fujitsu Manufacturing Services Agreement

We are party to an agreement pursuant to which Fujitsu provides manufacturing services to us at volumes ordered by us and prices established on a quarterly basis. Prices are on the basis of product-type, and are equal to Fujitsu’s good faith estimate of its projected material, labor and overhead costs for the applicable product-type plus three percent. If Fujitsu’s aggregate expended labor and overhead costs for the manufacturing services actually purchased by us during a fiscal quarter are less than 97 percent of the projected labor and overhead costs for such fiscal quarter, then we are required to pay Fujitsu the amount of such deficiency in order to protect Fujitsu’s labor and overhead commitments from situations where the actual amounts of services purchased by us are materially different from projected orders. These services consist of assembly and testing services for our products. The amended manufacturing service agreement will expire on September 30, 2006, provided that we can terminate this agreement at any time upon four months’ notice, and we and Fujitsu may agree to terminate at any time. In addition, if either party materially defaults in the performance of a material obligation under the agreement, the non-defaulting party may terminate the agreement if the defaulting party has failed to cure the breach within a reasonable period of time of not less than 120 days of receipt after receipt of a notice of default from the other party. As a result of manufacturing services provided by Fujitsu, we incurred approximately $8 million of expenses in the first six months of fiscal 2006 and approximately $35 million of expenses in fiscal 2005.

Spansion Japan/Fujitsu Foundry Agreement

On March 31, 2005, Spansion Japan, one of our subsidiaries, entered into a foundry manufacturing agreement with Fujitsu. Under this agreement, Spansion Japan provides wafer process foundry manufacturing services for Fujitsu’s microcontroller products which contain embedded Flash memory. The agreement has a term of three years and is automatically renewed for additional one-year periods absent notification of termination by a party at least two years prior to the termination date. Fees paid by Fujitsu to Spansion Japan under this agreement were $1.5 million and $5.8 million for fiscal 2005 and the first six months of fiscal 2006. This agreement will be terminated upon the effective time of the JV1/JV2 Transaction.

Remediation Agreement

In connection with our reorganization as of June 30, 2003, AMD contributed to us assets, including real property located in Sunnyvale, California which is a Superfund listed property under CERCLA. A clean up order was issued by the San Francisco Bay Regional Water Quality Control Board, and a record of decision for remedial action for the site was issued by the U.S. Environmental Protection Agency in 1991, pursuant to which AMD must conduct groundwater remediation activities. To clarify their respective responsibilities regarding the release of hazardous substances at the Sunnyvale property prior to its contribution to Spansion, we entered into a remediation agreement with AMD and Fujitsu, pursuant to which AMD covenants to conduct remediation activities in accordance with the U.S. EPA’s record of decision and the San Francisco Bay Regional Water Quality Control Board’s order. AMD also agreed to indemnify Fujitsu and us against any losses incurred by Fujitsu and us in connection with this environmental condition for actions taken prior to the contribution of the property to Spansion.

Leases

In connection with our reorganization, AMD’s subsidiary, Advanced Micro Devices Export SDN BHD (AMD Penang), agreed to lease land and premises in Penang, Malaysia, to Spansion (Penang) SDN BHD, our subsidiary in Malaysia, for a term of three years expiring on June 30, 2006. The lease covers use of approximately 81,000 square feet of space, including use of the common areas shared with AMD Penang. We must use the premises for test, mark, pack, assembly, research and development and related services and operations. Pursuant to the lease, we pay a monthly rental amount equal to a percentage of the total operating expenses of the premises. Upon expiration of the initial term of the lease, we will have the option of renewing the agreement for up to two additional three-year terms. As a result of the lease from AMD, we incurred approximately $20,000 of rental expenses in the first six months of fiscal 2006. As a result of the lease from AMD, we incurred approximately $44,000 and $82,000 of rental expenses in fiscal 2005 and fiscal 2004.

In connection with our reorganization, Fujitsu’s subsidiary, Fujitsu VLSI, agreed to lease premises in Aichi, Japan, to Spansion Japan for a term of one year, to be automatically renewed for one year periods unless three months prior notice is given by either party. Under this lease, Fujitsu VLSI also provides various office services to Spansion Japan. We pay Fujitsu VLSI approximately $16,000 per month (based on the exchange rate as of July 2, 2006) for the premises lease and the office services.

We lease from Fujitsu the land upon which JV3 and SP1, our fabs in Aizu-Wakamatsu, Japan, is located. As a result of our lease with Fujitsu, we incurred approximately $1 million in expenses in the first six months of fiscal 2006 and approximately $2 million in expenses in fiscal 2005.

We also lease from Fujitsu the land upon which JV1/JV2 are located. We incurred approximately $200,000 in expenses in the first six months of fiscal 2006 and approximately $500,000 in expenses in fiscal 2005 under this lease. This lease will be terminated at the effective time of the JV1/JV2 Transaction.

Seconded Employees

As a result of secondments of employees from Fujitsu to us, we incurred approximately $7 million in expenses in fiscal 2005 and approximately $182,000 in expenses in the first six months of fiscal 2006. Since the beginning of the second quarter of fiscal 2006, no employees of Fujitsu were seconded to us.

Some employees of Spansion Japan were previously enrolled in either a defined benefit pension plan, or a lump-sum retirement benefit plan sponsored by Fujitsu, or both. Pursuant to an agreement with Fujitsu, we were required to fund the proportional benefit obligations attributable to our employees enrolled in these plans as of June 30, 2003. Until September 1, 2005, we accounted for participation in these plans as multiemployer plans wherein the expense recorded for the plans was equal to our annual contributions.

Stockholders Agreement

We are party to a Stockholders Agreement with AMD and Fujitsu that imposes certain restrictions and obligations on AMD and Fujitsu and on their respective shares of our common stock and that provides for certain matters pertaining to our management and governance. Pursuant to the stockholders agreement, AMD and Fujitsu agree to vote all shares of common stock held by them or their affiliates so as to cause:

•	after the conversion of the Class D common stock (which will occur immediately prior to the completion of this offering), the election of each Class A director proposed for election by the nominating committee of our board of directors;

•	for so long as each of AMD and Fujitsu, or their respective affiliates, own at least 15 percent of our capital stock, the election of the chairman of the board of directors:

•	to be our Class C director, subject to approval of a majority of our Class B directors, until our 2007 annual stockholders meeting, provided, however, that until our 2007 annual stockholder meeting (but not thereafter) the holder of Class C common stock may, at its discretion select any Class B director, instead of the Class C director, as the chairman of the board of directors;

•	from our Class B directors, subject to approval of our Class C director, from our 2007 annual stockholders meeting until our 2010 annual stockholders meeting; and

•	from either our Class B directors or Class C director, with the right to elect rotating every three years.

We will allow AMD or Fujitsu, as the case may be, to have one representative attend the meetings of our board of directors as a non-voting participant for so long as such stockholder owns at least five percent of our capital stock, on an as converted to common stock basis.

Neither stockholder can transfer shares in an amount equal to or greater than one percent of the then outstanding common stock to any entity whose principal business competes with us, without first obtaining the consent of the non-transferring stockholder, such consent not to be unreasonably withheld after June 30, 2007.

The stockholders agreement also provides for our cooperation with information. AMD and Fujitsu are both publicly traded companies, each of which is subject to legal and stock exchange reporting and other disclosure requirements. Accordingly, we will agree with AMD and Fujitsu to provide, subject to limitations, various financial and other information relating to us and to assist them in connection with their respective reporting, disclosure and other obligations. Each party has agreed that it will use any information provided under the agreement, unless otherwise made public, only in connection with these obligations and that it will not use the information for any other purpose, including in connection with the sale or purchase of securities issued by us.

Pursuant to the stockholders agreement, we have agreed to grant AMD and Fujitsu rights to request us to register all or any part of their shares of Class A common stock under the Securities Act. In addition, subject to limitations, AMD and Fujitsu have rights to request that their shares be included in any registration of our common stock that we initiate.

With the exception of board observer rights and registration rights, the stockholders agreement shall terminate when each party’s aggregate ownership interest in us falls below ten percent.

Commercial Die Purchases

We purchased from Fujitsu $36 million and $94 million of commercial die that we incorporate in our MCP products during the first six months of fiscal 2006 and fiscal 2005. The prices paid by us to Fujitsu for these commercial die are determined through a bidding process that we use with our other suppliers. In selecting commercial die suppliers, we consider a number of factors, including price and whether the product design used by our end customer incorporates commercial die of specified suppliers. We believe that we could obtain a similar volume of commercial die from alternative sources without a material adverse effect on our operations, although there may be some delay due to the time required to qualify an alternate supplier.

JV1/JV2 Transaction

Asset Purchase Agreement

On September 28, 2006, Spansion Japan entered into an Asset Purchase Agreement with Fujitsu, pursuant to which Spansion Japan will sell the JV1/JV2 Facilities, along with certain of its assets, including inventory, located in the JV1/JV2 Facilities, to Fujitsu. The purchase price for the JV1/JV2 Facilities is approximately $150 million plus the value of the inventory.

Consummation of the transactions contemplated by the Asset Purchase Agreement is subject to the satisfaction of closing conditions set forth therein, including the absence of legal actions relating to the transaction, the accuracy of representations and warranties made by Spansion Japan and Fujitsu, the receipt of certain regulatory and other consents, the execution of the other agreements described below, the termination of certain agreements with Fujitsu and the conformity of certain inventory in the JV1/JV2 Facilities to descriptions provided by Spansion Japan. The Asset Purchase Agreement may be terminated (i) by the mutual written consent of both Spansion Japan and Fujitsu, (ii) in the event of a material breach, by the non-breaching party if the breaching party has not cured such material breach within 30 days’ notice of such breach by the non-breaching party, and the material breach would prevent the satisfaction of the closing conditions set forth in the Asset Purchase Agreement, (iii) by written notice by either Spansion Japan or Fujitsu after July 31, 2007, (iv) by written notice by either Spansion Japan or Fujitsu if there is a nonappealable court order preventing the consummation of the transaction, or (v) by written notice by either Spansion Japan or Fujitsu if there is any statute, rule, regulation or order rendering consummation of the transaction illegal. The obligations of Spansion Japan under the Asset Purchase Agreement are being guaranteed by Spansion Inc., Spansion LLC and Spansion Technology Inc. We expect to close the sale of the JV1/JV2 Facilities in the second quarter of fiscal 2007.

Master Lease Agreement

In connection with the sale of the JV1/JV2 Facilities, on September 28, 2006 Spansion Japan and Fujitsu entered into a Master Lease Agreement, pursuant to which Spansion Japan will, upon the closing of the Asset Purchase Agreement, lease to Fujitsu certain equipment located at the JV1/JV2 Facilities according to equipment schedules agreed to by the parties. The initial term of each lease schedule will continue for the number of months specified in the applicable schedule unless otherwise terminated in accordance with the terms of the applicable schedule or the Master Lease Agreement. Fujitsu will have the option to renew or extend the lease term for any or all of the equipment at the end of the initial term or any extension thereof for up to six months. If specified demand targets for wafers are not met, and subject to conditions described in the Master Lease Agreement, each of Spansion Japan and Fujitsu will have a right to terminate the lease of some or all of the leased equipment on or after June 30, 2008, by giving notice to the other party prior to December 31, 2007.

Subject to the terms of the Master Lease Agreement, Fujitsu will have a right of first refusal in the event of the sale by Spansion Japan of any equipment for a purchase price equal to the highest offer received from a third party. In addition, subject to the terms of the Master Lease Agreement, Fujitsu will have the option to purchase any or all of the equipment at the expiration of the applicable term, upon any early lease termination or if any equipment is not returned in its proper condition for a purchase price equal to the fair market value of the equipment at the time of purchase or any other purchase price as may be set forth in the applicable schedule.

The obligations of Spansion Japan under the Master Lease Agreement are being guaranteed by Spansion Inc., Spansion LLC and Spansion Technology Inc.

Foundry Agreement

In connection with the sale of the JV1/JV2 Facilities, Spansion Japan and Fujitsu entered into a Foundry Agreement, pursuant to which Fujitsu will provide certain foundry services for the manufacture of our products at the JV1/JV2 Facilities.

Pursuant to the Foundry Agreement, Fujitsu will provide foundry services to us commencing upon the consummation of the sale of the JV1/JV2 Facilities. The Foundry Agreement also includes minimum capacity and purchase commitments between both the parties resulting in financial penalties if such capacity and purchase commitments are not achieved. The initial term of the Foundry Agreement ends on December 31, 2009. Spansion Japan and Fujitsu have agreed to enter into discussions to decide whether or not to extend the initial term of the Foundry Agreement by December 31, 2008, and Fujitsu has agreed to give Spansion Japan at least 12 months prior notice of its intent to cease providing foundry services to Spansion Japan under the Foundry Agreement. Either Spansion Japan or Fujitsu may terminate the Foundry Agreement in the event that the other party fails to correct or cure its material breach under the Foundry Agreement within 60 days of receipt of written notice from the non-defaulting party specifying such breach.

Secondment and Transfer Agreement

In connection with the sale of the JV1/JV2 Facilities, Spansion Japan and Fujitsu entered into a Secondment and Transfer Agreement, or Secondment Agreement, pursuant to which Spansion Japan will second certain employees to Fujitsu beginning at the time of closing of the purchase by Fujitsu of the JV1/JV2 Facilities. In addition, certain employees will ultimately be transferred to Fujitsu. Unless the parties otherwise agree, the period of secondment for seconded employees not designated for transfer will end no later than June 30, 2008, and no later than December 31, 2009 for seconded employees designated for transfer.

The seconded employees will remain employees of Spansion Japan and will remain eligible to participate in Spansion Japan’s various benefit plans, and Fujitsu will reimburse Spansion Japan for all compensation and expenses associated with such seconded employees and incurred by Spansion Japan during the secondment period.

The Secondment Agreement can be terminated (i) by the mutual written agreement of Spansion Japan and Fujitsu, (ii) by either Spansion Japan or Fujitsu in the event that the other party materially defaults in the performance of a material obligation under the Secondment Agreement and the breaching party has not cured such breach within 120 days after receipt of notice of default by the non-breaching party and (iii) by either Spansion Japan or Fujitsu in the event that the other party is subject to bankruptcy or insolvency proceedings. The Secondment Agreement automatically terminates (i) on the transfer date of the last of the transferred employees or (ii) upon the termination of the Foundry Agreement unless otherwise agreed by Spansion Japan and Fujitsu.

DESCRIPTION OF CAPITAL STOCK

As of the date of this prospectus, our authorized capital stock consists of 714,999,998 shares of Class A common stock, par value $0.001 per share, one share of Class B common stock, par value $0.001 per share, one share of Class C common stock, par value $0.001 per share, 35,000,000 shares of Class D common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.

The following summary of provisions of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of our amended and restated certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part, and by the provisions of Delaware law.

Common Stock

Immediately prior to the consummation of this offering, our common stock will consist of four classes of stock, Class A common stock, Class B common stock, Class C common stock and Class D common stock. As of the consummation of this offering, there will be:

•	128,836,422 shares of Class A common stock issued and outstanding, or 134,086,422 if the underwriters exercise their over-allotment in full;

•	one share of Class B common stock issued and outstanding and beneficially held by AMD;

•	one share of Class C common stock issued and outstanding and beneficially held by Fujitsu; and

•	no shares of Class D common stock issued and outstanding.

The purpose of the Class B common stock and the Class C common stock is solely to entitle AMD and Fujitsu to elect such number of members to our board of directors as set forth in our certificate of incorporation, which depends on the holder’s aggregate ownership interest in us. After the completion of this offering and the resulting decrease in AMD’s aggregate ownership interest in us, one of the Class B Directors will be removed from the Board of Directors. After the completion of this offering, AMD will have the right to elect one Class B director and Fujitsu will have the right to elect one Class C director. The Class D common stock is not entitled to vote with respect to the election of our directors.

Voting Rights

Except as described below or as required by law, the holders of our common stock are entitled to one vote per share on all matters to be voted on by stockholders and shall vote together as a single class. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors. Amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of any class of our common stock, so as to affect the holders of such class adversely, must be proposed in a resolution adopted by our board of directors, declaring its advisability, and must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Immediately prior to the completion of this offering, holders of our Class A common stock will have the right to vote to elect five Class A directors, AMD will have the right to vote its share of Class B common stock to elect one Class B director and Fujitsu will continue to have the right to vote its share of Class C common stock to elect one Class C director. The number of directors to be elected by the holder of Class B common stock or Class C common stock is dependent on such holder’s aggregate ownership interest in us, as set forth in our certificate of incorporation.

Dividends

We do not anticipate paying dividends on our common stock in the foreseeable future. In addition, the terms of our current credit arrangements and the indenture governing our senior notes restrict our ability to declare or pay dividends on our common stock. Holders of our common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors, in its discretion, from funds legally available therefor and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. Upon liquidation or dissolution of our company, subject to prior liquidation rights of the holders of any shares of preferred stock which may be outstanding, the holders of common stock are entitled to receive on a pro rata basis our remaining assets available for distribution. Holders of our common stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such shares.

Conversion Rights

There are no conversion rights with respect to our Class A common stock. Our Class B common stock, Class C common stock and Class D common stock are convertible automatically into Class A common stock upon the occurrence of specific events. All of the outstanding shares of Class D common stock will be converted immediately prior to the completion of this offering by resolution of our Board of Directors determining that the conversion is in our best interests.

Our Class B common stock will convert automatically on a one-for-one basis into Class A common stock in the event that:

•	AMD’s aggregate ownership interest in us falls below ten percent of the outstanding shares of our capital stock, as calculated on an as-converted to common stock basis; or

•	AMD transfers its share of Class B common stock to any person other than an AMD affiliate.

Our Class C common stock will convert automatically on a one-for-one basis into Class A common stock in the event that:

•	Fujitsu’s aggregate ownership interest in us falls below ten percent of the outstanding shares of our capital stock, as calculated on an as-converted to common stock basis; or

•	Fujitsu transfers its share of Class C common stock to any person other than a Fujitsu affiliate.

In the event of any such conversion, any rights specifically granted to the holders of Class B common stock or Class C common stock, as the case may be, shall cease to exist, and we shall not be authorized to reissue such shares of Class B common stock or Class C common stock, as the case may be.

Merger or Consolidation

In the event of our merger or consolidation with or into another company in connection with which shares of common stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of common stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock, other securities or property (including cash).

Preferred Stock

Our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, such as dividend rates, dividend rights, liquidation preferences, voting rights and the number of shares constituting any series and designation of such series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of Spansion Inc. without further action by the stockholders.

Anti-Takeover Effects of Provisions of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

•	acquisition of us by means of a tender offer;

•	acquisition of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

The provisions of our certificate of incorporation and bylaws that are summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids, and are meant to encourage persons interested in acquiring control of our company to first consult with the board of directors to negotiate terms of a potential business combination or offer. Further, these provisions will protect against an unsolicited proposal for our takeover that may affect the long-term value of our stock or that may be otherwise unfair to our stockholders. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

Consent of AMD or Fujitsu Required for Certain Transactions

Our bylaws provide that for so long as AMD and Fujitsu maintain specified ownership levels in our common stock, we will not take certain actions specified in our bylaws without the prior consent of AMD and/or Fujitsu, as applicable. These consent rights include, among other things:

•	Conduct New Unrelated Business. For so long as AMD’s aggregate ownership interest in us is at least 20 percent, we shall not engage in or undertake any material activity unrelated to our current Flash memory business.

•	Amendment of Subsidiary Charter Documents. For so long as AMD’s aggregate ownership interest in us is at least 15 percent, we shall not amend the charter documents of any of our subsidiaries if such amendment would adversely and disproportionately impact AMD relative to Fujitsu.

•	Amendment of Certificate of Incorporation and Bylaws Provisions. For so long as AMD’s or Fujitsu’s aggregate ownership interest in us is at least ten percent, we shall not amend our certificate of incorporation or bylaws.

•	Facility Closings. For so long as AMD or Fujitsu owns shares of our common stock, we shall not shut down operations at JV3 or any facilities of the non-manufacturing organization of Spansion Japan before April 1, 2007, shut down operations at JV1 or JV2 before April 1, 2007 without giving AMD and Fujitsu six months advance notice or shut down operations at our assembly and test facility in Kuala Lumpur, Malaysia before April 1, 2007 without giving AMD and Fujitsu three months advance notice.

•	Headcount Reductions. For so long as AMD or Fujitsu owns shares of our common stock, we shall not reduce headcount at JV1, JV2 or JV3 by more than ten percent prior to April 1, 2007 or reduce headcount at any facilities of the non-manufacturing organization of Spansion Japan by more than 15 percent prior to April 1, 2007.

Delaware Anti-Takeover Law

Our certificate of incorporation provides that Section 203 of the Delaware General Corporation Law, an anti-takeover law, does not apply to us.

In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the “business combination” or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status, did own) 15 percent or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Corporate Opportunities

Our certificate of incorporation includes a corporate opportunities provision that sets forth guidelines to regulate the conduct of certain affairs of our company as they may involve AMD and Fujitsu and their respective officers and directors, and our officers, directors and stockholders in connection therewith.

Neither AMD nor Fujitsu has any duty to refrain from engaging in the same or similar activities or lines of business as us, and none of AMD, Fujitsu or any of their respective officers or directors, except as provided below, shall be liable to us or our stockholders for breach of any fiduciary duty solely by reason of any such activities of AMD or Fujitsu, as the case may be. In the event that AMD or Fujitsu acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both AMD or Fujitsu, as the case may be, and us, neither AMD nor Fujitsu, as the case may be, shall have any duty to communicate or offer such corporate opportunity to us or be liable to us or our stockholders for breach of any fiduciary duty as one of our stockholders solely by reason of the fact that AMD or Fujitsu, as the case may be, pursues or acquires such corporate opportunity for itself, directs such corporate opportunity to another person or does not communicate information regarding such corporate opportunity to us. This corporate opportunities provision in our certificate of incorporation does not have any effect on any agreement regarding the ability of AMD or Fujitsu to engage in a similar line of business as us. However, pursuant to our non-competition agreement, AMD and Fujitsu are currently prevented from engaging in a business that competes with our current business.

In the event that one of our directors or officers who is also a director or officer of AMD or Fujitsu acquires knowledge of a potential transaction or matter which may be a corporate opportunity for both us and AMD or Fujitsu, as the case may be, such director or officer shall have fully satisfied and fulfilled to the fullest extent permitted by law the fiduciary duty of such director or officer to us and our stockholders with respect to such corporate opportunity, and we renounce, to the extent permitted by law, any interest or expectancy in such business opportunity and waive any claim that such opportunity should have been offered to us, if such director or officer acts in a manner consistent with the following policy:

•	a corporate opportunity offered to such director or officer shall belong to us only if such opportunity is expressly offered to such director or officer in writing solely in his or her capacity as one of our directors or officers;

•	otherwise, such corporate opportunity shall belong to AMD or Fujitsu, as the case may be.

Our certificate of incorporation provides that any person purchasing or otherwise acquiring any shares of our capital stock will be deemed to have notice of and to have consented to these corporate opportunities provisions set forth in the certificate of incorporation. Until the time that AMD ceases to own beneficially at least ten percent of the then outstanding shares of our common stock, amendment of this provision of our certificate of incorporation requires the approval of the holders of at least 50 percent of the outstanding shares of the Class B common stock, voting separately as a class. Until the time that Fujitsu ceases to own beneficially at least ten percent of the then outstanding shares of our common stock, amendment of this provision of our certificate of incorporation requires the approval of the holders of at least 50 percent of the outstanding shares of the Class C common stock, voting separately as a class.

Election and Removal of Directors

Election of Directors.    Our board of directors consists of seven directors, three of whom are independent directors. Our certificate of incorporation provides for division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. This classification of the board of directors could have the effect of making it more difficult for a third party to acquire our company, or of discouraging a third party from acquiring control of our company.

Immediately prior to the completion of this offering, holders of our Class A common stock will have the voting power to elect five directors, AMD, as the holder of our Class B common stock, will have the voting power to elect one director for so long as its aggregate ownership interest in us is at least ten percent, and Fujitsu, as the holder of our Class C common stock has the voting power to elect one director, provided its aggregate ownership interest in us is at least ten percent. Holders of our Class D common stock had no voting power to elect directors.

Any vacancy of a Class B or Class C director may be filled only by the affirmative vote of the remaining Class B or Class C directors, or a sole remaining Class B or Class C director, as applicable, even if such constitute less than a quorum of the board or, if no Class B or Class C director remains, by the holder of the Class B or Class C common stock, as applicable, voting separately as a class. However, at the time that there occurs a reduction in the number of Class B or Class C directors eligible to serve on the board of directors, then upon the affirmative vote of the majority of directors, any such vacancies may be filled with that number of additional directors elected at the direction of the Class A common stock needed to maintain seven directors serving on the board. Otherwise, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by the affirmative vote of a majority of the directors then in office.

Removal of Directors.    Except with respect to any directors elected by holders of preferred stock:

•	any Class A director may be removed at any time, with cause, by majority vote of the holders of the common stock (and any series of preferred stock then entitled to vote at an election of directors), voting together as one class;

•	any Class B director may be removed at any time, with or without cause, by majority vote of the holders of the Class B common stock, voting separately as a class; and

•	any Class C director may be removed at any time, with or without cause, by majority vote of the holders of the Class C common stock, voting separately as a class.

Board Meetings.    Our bylaws provide that special meetings of the board of directors may be called by any director then in office.

Stockholder Actions

Actions by Written Consent.    Our certificate of incorporation provides that, except with respect to actions taken by written consent of the holders of our Class B common stock or our Class C common stock, or by any future holders of preferred stock, if so designated, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting.

Special Meetings of Stockholders.    Under our bylaws, only a majority of our board of directors, our chairman of the board, or any Class B director or Class C director may call special meetings of our stockholders.

Advance Notice Requirements.    Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to or mailed between 60 and 90 days before the anniversary of the last annual meeting of stockholders, but if the annual meeting is not held within 30 days before or after the anniversary, a stockholder’s notice must be received no later than 10 days following the first public announcement of the meeting.

Authorized but Undesignated Preferred Stock

The authorization of undesignated preferred stock makes it possible for our board of directors to issue our preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes of control of our management.

Amendments to Certificate of Incorporation or Bylaws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our certificate of incorporation provides that the affirmative vote of the holders of a majority of our issued and outstanding common stock and any preferred stock, voting as one class, can amend our certificate of incorporation, except with respect to the provisions described above governing the election of directors and the handling of corporate opportunities between AMD, Fujitsu and us, which, for as long as there are outstanding shares of Class B common stock or Class C common stock, can only be amended with the affirmative vote of at least 50 percent of the outstanding shares of the Class B common stock or the Class C common stock, as applicable, in each case voting separately as a class. However, if any amendment to our certificate of incorporation would alter the rights of a particular class of stock so as to affect them adversely, the amendment must also be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

With respect to amending our bylaws, amendments to the consent rights described above require the affirmative majority vote of the Class B common stock and the Class C common stock, each voting separately as a class. In all other cases, the board may amend or repeal our bylaws by vote of a majority of the board, and the stockholders may amend or repeal our bylaws by the affirmative vote of the majority of holders of our common stock, voting as a single class.

Registration Rights

We have granted AMD and Fujitsu registration rights with respect to shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

Exculpation and Indemnification of Directors and Officers

Our certificate of incorporation includes provisions to indemnify our directors and officers to the fullest extent permitted by Delaware law. Our certificate of incorporation also includes provisions to eliminate the personal liability of our directors and officers to us and our stockholders to the fullest extent permitted by Delaware law. Under current law, such exculpation would extend to an officer’s or director’s breaches of fiduciary duty, except for (i) breaches of such person’s duty of loyalty, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) those instances where such person received an improper personal benefit as the result of such breach and (iv) acts in violation of Section 174 of the Delaware General Corporation Law prohibiting unlawful payment of dividends or unlawful stock purchase or redemption. Our bylaws provide that we will indemnify our directors, officers and employees against judgments, fines, amounts paid in settlement and reasonable expenses. Insofar as the indemnification for liabilities resulting under the Securities Act may be permitted to our directors or officers, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Nasdaq Trading

Our Class A common stock is listed on The Nasdaq Global Market under the symbol “SPSN.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Computershare Trust Company, N.A. and its telephone number is 781-575-2000.

SHARES ELIGIBLE FOR FUTURE SALE

In this offering, a substantial amount of shares of our common stock is being offered in the public market which could adversely affect prevailing market prices and our ability to raise equity capital in the future.

Upon completion of this offering, AMD and Fujitsu will continue to own 45,882,338 shares of our common stock (which includes one share of our Class B common stock and one share of our Class C common stock), or 36 percent of the total outstanding shares of our common stock, or 34 percent of the total outstanding shares of our common stock if the underwriters exercise their over-allotment option in full. In addition, we have reserved for issuance to employees under our Equity Incentive Plan an aggregate of 9,500,000 shares of our common stock through the exercise of options that are subject to future vesting, or the lapsing of restrictions on Restricted Shares or Restricted Stock Units. Moreover, we may be required to issue shares of common stock upon the exchange of our outstanding exchangeable debentures.

We, our directors and executive officers and the selling stockholders have agreed not to offer, sell, contract to sell, swap, make any short sale of, pledge, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Securities Exchange Act with respect to, grant any option to purchase or otherwise dispose of, or publicly announce his, her or its intention to do any of the foregoing with respect to, any shares of common stock, or any securities convertible into, or exercisable or exchangeable for, any shares of common stock for a period ending 90 days after the date of this prospectus without the prior written consent of each of Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC. See “Underwriting.” After the expiration of the “lock-up” period 90 days from the effective date, those stockholders and holders of securities convertible into, or exercisable or exchangeable for, our common stock will be entitled to dispose of their shares upon compliance with applicable securities laws. After this lock-up period, in addition to the shares being sold in this offering which may be sold immediately, approximately 45,882,338 shares will be eligible for sale subject to the volume, manner of sale and other limitations under Rule 144 and subject to the restrictions in our stockholders agreement.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of our then outstanding shares of common stock (approximately 1,288,364 shares immediately after this offering, or approximately 1,340,864 shares immediately after this offering if the underwriters exercise their over-allotment option in full); or

•	the average weekly trading volume of shares of our common stock on The Nasdaq Global Market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 also are subject to manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144. To the extent that shares were acquired from one of our affiliates, such affiliate’s holding period for purposes of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

The stockholders agreement with AMD and Fujitsu also provides that neither stockholder can transfer shares in an amount equal to or greater than one percent of the then outstanding common stock to any entity whose principal business competes with us, unless first obtaining the consent of the non-transferring stockholder, such consent not to be unreasonably withheld after June 30, 2007. For more information, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”

CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a general summary of the material U.S. federal income and estate tax consequences of the purchase, ownership and disposition of our common stock to a Non-U.S. Holder (as defined below).

As used in this prospectus, the term “Non-U.S. Holder” is a beneficial owner of common stock for U.S. federal income purposes other than:

•	a citizen or individual resident of the United States;

•	a corporation or a partnership or any other entity taxable as a corporation or a partnership under U.S. federal income tax laws created or organized in or under the laws of the United States, of any state of the United States or the District of Columbia;

•	an estate the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•	a trust subject to the primary supervision of a U.S. court if one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has validly elected to be treated as a domestic trust under applicable Treasury regulations.

If a partnership, including any pass-through entity treated as a partnership for U.S. federal income tax purposes, is a holder of common stock, the tax treatment of a partner in such partnership or member in such pass-through entity will generally depend upon the status of the partner or member and the activities of the partnership or other pass-through entity. A holder that is a partnership or other pass-through entity, and partners in such partnership or members in such pass-through entity, should consult their tax advisors regarding the tax consequences of the purchase, ownership and disposition of common stock.

This discussion does not consider:

•	U.S. federal income, estate or gift tax consequences other than as expressly set forth below;

•	any state or local tax consequences, or any foreign tax consequences;

•	the tax consequences to the stockholders, beneficiaries or holders of other beneficial interests in a Non-U.S. Holder;

•	special tax rules that may apply to selected Non-U.S. Holders, including without limitation, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, banks or other financial institutions, insurance companies, dealers or traders in securities or commodities, persons that own (or are deemed to own) more than five percent of our company (except as specifically set forth below), persons deemed to sell common stock under the constructive sales provisions of the Internal Revenue Code of 1986, as amended (the “Code”), tax-exempt entities and certain former citizens or residents of the United States;

•	special tax rules that may apply to a Non-U.S. Holder that holds common stock as part of a “straddle,” “hedge,” “conversion transaction” or other risk reduction transaction; or

•	a Non-U.S. Holder that does not hold common stock as a capital asset within the meaning of the Code (generally property held for investment).

The following discussion is based on provisions of the Code, applicable Treasury regulations and administrative and judicial interpretations thereof, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively, so as to result in U.S. federal income and estate tax consequences significantly different from those summarized below. We have not requested a ruling from the U.S. Internal Revenue Service (the “IRS”) or an opinion of counsel with respect to the statements and conclusions made below regarding the U.S. federal income tax consequences of the purchase or ownership of common stock to a Non-U.S. Holder. There can be no assurance that the IRS will not take a position contrary to such statements or that any such contrary position taken by the IRS would not be sustained.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the U.S. federal estate or gift tax rules or under the laws of any state, local or foreign taxing jurisdiction or under any applicable tax treaty.

Dividends

We currently do not plan to pay dividends on shares of our common stock in the foreseeable future and are currently prohibited from doing so in specific circumstances. If, however, distributions are paid on shares of common stock, such distributions (other than certain pro rata distributions of common stock) will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, a Non-U.S. Holder’s adjusted tax basis in his or her common stock. Any remainder will constitute gain on the common stock. See “—Gain on Disposition of Common Stock.” The dividends on common stock paid to a Non-U.S. Holder generally will be subject to withholding of U.S. federal income tax at a 30 percent rate on the gross amount of the dividend or such lower rate as may be provided by an applicable income tax treaty. In order to receive an applicable reduced treaty rate, a Non-U.S. Holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if certain income tax treaties apply, are attributable to a permanent establishment or fixed base in the United States), are generally not subject to the 30 percent withholding tax if the Non-U.S. Holder files the appropriate IRS form with the payor. However, such effectively connected dividends, net of specified deductions and credits, generally are subject to U.S. federal income tax at the same graduated rates as applicable to a United States person as defined under the Code. Any such effectively connected dividends received by a Non-U.S. Holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30 percent rate or such lower rate as specified by an applicable income tax treaty. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States but that are not, under an applicable income tax treaty attributable to a permanent establishment or fixed base in the United States may be eligible for a reduced rate of United States withholding tax under such treaty, provided applicable disclosure and certification requirements are met.

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy applicable certification and other requirements prior to the distribution date. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty. If a Non-U.S. Holder holds common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

A Non-U.S. Holder that is eligible for a reduced rate of U.S. federal withholding tax or other exclusion from withholding under an income tax treaty but that did not timely provide required certifications or other requirements may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (or withholding thereof) in respect of gain recognized on a disposition of Class A common stock unless:

•

the gain is effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States (and, if certain income tax treaties apply, is attributable to a permanent establishment or fixed base in the United States), in which case such gain generally will be taxed in the same manner as gains of U.S. persons, and such gains may also be subject to the branch profits tax at the rate of 30 percent (or such lesser rate as may be specified by an applicable income tax treaty in the case of a corporate Non-U.S. Holder;

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements, in which case such individual will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held common stock.

Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50 percent of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a Non-U.S. Holder whose holdings, direct and indirect, at all times during the applicable period, constituted five percent or less of the common stock, provided that common stock was regularly traded on an established securities market. We believe we have never been, are not currently and are not likely to become a U.S. real property holding corporation for U.S. federal income tax purposes in the future.

Federal Estate Tax

Common stock owned or treated as owned by an individual who is not a citizen or resident (as defined for United States federal estate tax purposes) of the United States at the time of death will be included in such individual’s gross estate for U.S. federal estate tax purposes and therefore may be subject to United States federal estate tax, unless an applicable estate tax treaty or other treaty provides otherwise.

Information Reporting and Backup Withholding Tax

We must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to that holder and the tax withheld with respect to those dividends, regardless of whether withholding was required. Copies of the information returns reporting those dividends and the amount of tax withheld may also be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or exchange of information treaty.

U.S. federal backup withholding, currently at a 28 percent rate, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a Non-U.S. Holder if the holder has provided the required certification that it is not a U.S. person or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient.

Payments of the proceeds from a disposition or a redemption of common stock effected outside the United States by or through a non-U.S. broker generally will not be subject to information reporting or backup withholding. However, information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established. If a Non-U.S. Holder sells common stock through a U.S. broker or the U.S. office of a non-U.S. broker, the broker will be required to report to the IRS the amount of proceeds paid and also backup withheld on that amount unless appropriate certification is provided concerning the Non-U.S. Holder’s status or a non-U.S. person or the Non-U.S. Holder is an exempt recipient.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder that result in an overpayment of taxes generally will be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

Non-U.S. Holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.

UNDERWRITING

Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of this offering and the representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares of common stock set forth opposite the underwriter’s name.

Underwriter	Number of shares
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities Inc.
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Lehman Brothers Inc.

Total	35,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $         per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $         per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 5,250,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

We, our directors and executive officers and the selling stockholders have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of each of Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC in their sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

The restrictions described in the previous paragraph do not apply to:

•	the sales to the underwriters of our shares of common stock included in this offering;

•	issuances or sales by us of shares of our common stock, or securities convertible into or exercisable or exchangeable for shares of our common stock, pursuant to our employee equity incentive plan, stock ownership plan or dividend reinvestment plan;

•	issuances by us of common stock issuable upon the conversion of securities or the exercise of warrants outstanding on the date of this prospectus;

•	transfers by any officer, director or selling stockholder of shares of our common stock, or securities convertible into or exercisable or exchangeable for shares of our common stock, pursuant to certain conditions:

•	as a bona fide gift;

•	to any trust for the benefit of the transferor or related persons;

•	to any third party granted an interest in the transferor’s will or under the laws of descent; or

•	in order to satisfy any tax withholding obligations in connection with the vesting of restricted stock units;

•	shares of our common stock acquired by any officer, director or selling stockholder in open market transactions after the completion of this offering; or

•	transfers by any selling stockholder of our common stock to any entity directly or indirectly controlled by, or under common control of, such selling stockholder, pursuant to certain conditions.

Our common stock trades on The Nasdaq Global Market under the symbol “SPSN.”

The following table shows the underwriting discounts and commissions that the selling stockholders are to pay to the underwriters in connection with this offering and the underwriting discounts and commissions that we are to pay to the underwriters in connection with the offering assuming full exercise of the underwriters’ option to purchase additional shares of common stock.

	Paid by Selling Stockholders	Paid by Spansion
Per share	$	$
Total	$	$

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of shares of our common stock in excess of the number of shares to be purchased by the underwriters in this offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short positions involve either purchases of the common stock in the open market after the distribution has been competed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters repurchase shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on The Nasdaq Global Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our portion of the total expenses of this offering will be approximately $1.3 million.

The underwriters have performed investment banking and advisory services for us, AMD and Fujitsu from time to time for which they have received customary fees and expenses. The underwriters may, from time to time in the future, engage in transactions with and perform services for us, AMD and Fujitsu in the ordinary course of their business.

A prospectus in electronic format may be made available by one or more of the underwriters on a website maintained by a third party vendor or by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders. Other than the prospectus in electronic format, the information on such website is not part of the prospectus.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares of our Class A common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to our Class A common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of shares of our Class A common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of shares of our Class A common stock have not authorized and do not authorize the making of any offer of shares of our Class A common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of shares of our Class A common stock as contemplated in this prospectus. Accordingly, no purchaser of shares of our Class A common stock, other than the underwriters, is authorized to make any further offer of shares of our Class A common stock on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (“Qualified Investors”) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to our Class A common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares of our Class A common stock have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to our Class A common stock has been or will be

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of our Class A common stock to the public in France.

Such offers, sales and distributions will be made in France only

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties or

•	in a transaction that, in accordance with Article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and Article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

Shares of our Class A common stock may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Japan

Each underwriter has represented, warranted and agreed that the shares of our Class A common stock offered in this prospectus have not been registered under the Securities and Exchange Law of Japan, and it has not offered or sold and will not offer or sell, directly or indirectly, shares of our Class A common stock in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (2) in compliance with any other applicable requirements of Japanese law.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by O’Melveny & Myers LLP, San Francisco, California. The underwriters have been represented by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements at December 26, 2004 and December 25, 2005 and for the nine months ended December 28, 2003 and the years ended December 26, 2004 and December 25, 2005, as set forth in their report. We’ve included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits for that information. With respect to references made in this prospectus to any contract or other document of our company, such references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract or document.

You can read our Securities and Exchange Commission filings, including the registration statement of which this prospectus is a part, on the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 100 F Street, N.E., Washington, D.C. 20549. You may obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

We are subject to the information reporting requirements of the Exchange Act and we file reports, proxy statements and other information with the Securities and Exchange Commission. We also furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.spansion.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the Securities and Exchange Commission free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Statements of Operations for the Nine Months Ended December 28, 2003 and the Years Ended December 26, 2004 and December 25, 2005	F-3

Consolidated Balance Sheets as of December 26, 2004 and December 25, 2005	F-4

Consolidated Statements of Cash Flows for the Nine Months Ended December 28, 2003 and the Years Ended December 26, 2004 and December 25, 2005	F-5

Consolidated Statement of Members’ Capital/Stockholders’ Equity for the Nine Months Ended December 28, 2003 and the Years Ended December 26, 2004 and December 25, 2005	F-6

Notes to Consolidated Financial Statements	F-7

Unaudited Interim Condensed Consolidated Financial Statements:

Condensed Consolidated Statements of Operations for the Six Months Ended June 26, 2005 and July 2, 2006	F-46

Condensed Consolidated Balance Sheets as of December 25, 2005 and July 2, 2006	F-47

Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 26, 2005 and July 2, 2006	F-48

Notes to Condensed Consolidated Financial Statements	F-49

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of

Spansion Inc.

We have audited the accompanying consolidated balance sheets of Spansion Inc. as of December 26, 2004 and December 25, 2005 and the related consolidated statements of operations, members’ capital/stockholders’ equity and cash flows for the nine months ended December 28, 2003 and the years ended December 26, 2004 and December 25, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Spansion Inc. at December 26, 2004 and December 25, 2005, and the consolidated results of its operations and its cash flows for the nine months ended December 28, 2003 and the years ended December 26, 2004 and December 25, 2005, in conformity with U.S. generally accepted accounting principles.

/s/    Ernst & Young LLP

San Jose, California

March 3, 2006

Spansion Inc.

Consolidated Statements of Operations

	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Year Ended Dec. 25, 2005
	(in thousands except per share amounts)
Net sales to members/related parties	$1,193,212	$2,262,227	$2,002,805

Expenses:
Cost of sales (including $322,999, $345,512 and $251,626 of expenses to members/related parties)	1,086,030	1,840,862	1,809,929
Research and development (including $34,245, $54,304 and $31,994 of expenses to members/related parties)	146,947	280,954	295,849
Marketing, general and administrative (including $45,270, $73,377 and $63,902 of expenses to members/related parties)	74,200	137,159	181,910

Operating income (loss)	(113,965)	3,252	(284,883)
Interest and other income, net	1,335	3,198	3,173
Interest expense (including $13,849, $24,134 and $25,975 of expenses to members/related parties)	(20,733)	(40,165)	(45,032)

Loss before income taxes	(133,363)	(33,715)	(326,742)
Benefit for income taxes	(4,420)	(14,013)	(22,626)

Net loss	$(128,943)	$(19,702)	$(304,116)

Net loss per common share:
Basic and diluted	$(1.78)	$(0.27)	$(4.15)
Shares used in per share calculation:
Basic and diluted	72,549	72,549	73,311

See accompanying notes

Spansion Inc.

Consolidated Balance Sheets

	Dec. 26, 2004	Dec. 25, 2005
	(in thousands, except par value and share amounts)
Assets
Current assets:
Cash and cash equivalents	$138,188	$506,439
Marketable securities	57,950	219,377
Trade accounts receivable from members/related parties (Note 4)	372,692	406,789
Allowance for doubtful accounts	—	(2,214)

Trade accounts receivable from members/related parties, net	372,692	404,575
Other receivables from members/related parties	7,754	14,067
Inventories:
Raw materials	35,932	31,299
Work-in-process	331,288	354,748
Finished goods	93,326	74,096

Total inventories	460,546	460,143
Deferred income taxes	40,718	34,452
Prepaid expenses and other current assets	10,134	33,789

Total current assets	1,087,982	1,672,842
Property, plant and equipment:
Land	37,557	39,081
Buildings and leasehold improvements	1,440,567	1,430,086
Equipment	4,402,507	4,390,435
Construction in progress	71,280	153,017

Total property, plant and equipment	5,951,911	6,012,619
Accumulated depreciation and amortization	(4,138,197)	(4,424,856)

Property, plant and equipment, net	1,813,714	1,587,763
Deferred income taxes	2,382	7,128
Other assets	15,437	34,232

Total assets	$2,919,515	$3,301,965

Liabilities and Members’ Capital/Stockholders’ Equity
Current liabilities:
Notes payable to banks under revolving loans	$—	$43,020
Accounts payable	195,535	280,057
Accounts payable to members/related parties (Note 4)	48,610	123,801
Accrued compensation and benefits	50,900	51,534
Accrued liabilities to members/related parties (Note 4)	24,796	21,470
Other accrued liabilities	30,323	35,564
Income taxes payable	27,382	13,058
Deferred income on shipments to a member/related party	31,040	31,901
Current portion of long-term obligations to members/related parties (Note 8)	117,158	21,638
Current portion of long-term debt	106,322	60,021
Current portion of long-term obligations under capital leases	96,496	108,876

Total current liabilities	728,562	790,940
Deferred income taxes	58,725	29,498
Long-term accrued liabilities to a member/related party (Note 3)	6,223	8,732
Long-term obligations to members/related parties, less current portion (Note 8)	268,252	162,277
Long-term debt, less current portion	98,165	256,762
Long-term obligations under capital leases, less current portion	87,204	107,019
Other long-term liabilities	25,177	24,760

Commitments and contingencies
Members’ capital/stockholders’ equity:
Contributed capital—AMD Investments, Inc.	885,145	—
Contributed capital—Fujitsu Microelectronics Holding, Inc.	590,096	—
Capital stock:
Preferred stock, $0.001 par value per share, 50,000,000 shares authorized, no shares issued and outstanding	—	—
Class A common stock, $0.001 par value per share, 714,999,998 shares authorized, 95,793,402 shares issued and outstanding (Note 16)	—	96
Class B common stock, $0.001 par value per share, 1 share authorized, 1 share issued and outstanding (Note 16)	—	—
Class C common stock, $0.001 par value per share, 1 share authorized, 1 share issued and outstanding (Note 16)	—	—
Class D common stock, $0.001 par value per share, 35,000,000 shares authorized, 32,352,934 shares issued and outstanding (Note 16)	—	32
Additional paid-in capital	—	2,110,540
Retained earnings (deficit)	172,698	(131,418)
Accumulated other comprehensive loss	(732)	(57,273)

Total members’ capital/stockholders’ equity	$1,647,207	$1,921,977

Total liabilities and members’ capital/stockholders’ equity	$2,919,515	$3,301,965

See accompanying notes

Spansion Inc.

Consolidated Statements of Cash Flows

	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Year Ended Dec. 25, 2005
	(in thousands)
Cash Flows from Operating Activities:
Net loss	$(128,943)	$(19,702)	$(304,116)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	315,997	534,275	542,286
Provision for doubtful accounts	—	—	2,214
Benefit for deferred income taxes	(8,403)	(35,220)	(27,710)
Loss (gain) on equipment sale-leaseback transactions (Note 8)	17,875	(785)	—
Loss (gain) on sale and disposal of property, plant, and equipment	5,624	(6,003)	(2,282)
Gain on sale of equity investment	(710)	—	—
Compensation recognized under employee stock plans	—	—	231
Changes in operating assets and liabilities:
(Increase) decrease in trade accounts receivable from members/related parties	(210,489)	34,794	(34,097)
(Increase) decrease in other receivables from members/related parties	(13,435)	5,681	(6,312)
(Increase) decrease in inventories	(41,725)	(18,366)	404
(Increase) decrease in prepaid expenses and other current assets	(23,660)	18,833	(16,873)
Decrease (increase) in other assets	4,805	2,908	(19,772)
Increase (decrease) in accounts payable and accrued liabilities to members/related parties	122,083	(54,566)	77,092
Increase (decrease) in accounts payable and accrued liabilities	65,569	(51,257)	101,367
Increase in accrued compensation and benefits	9,257	15,624	8,385
Increase (decrease) in income taxes payable	4,593	21,650	(14,324)
Increase in deferred income on shipments to a member/related party	15,608	15,432	861

Net cash provided by operating activities	134,046	463,298	307,354

Cash Flows from Investing Activities:
Proceeds from sale of property, plant and equipment	31,107	36,432	6,409
Purchases of property, plant and equipment	(214,752)	(530,095)	(425,339)
Proceeds from maturity of marketable securities	—	50,139	77,950
Purchases of marketable securities	—	(108,089)	(212,086)
Proceeds from sale of equity investment	1,731	—	—
Purchase of cost-method investment	(5,000)	—	—

Net cash used in investing activities	(186,914)	(551,613)	(553,066)

Cash Flows from Financing Activities:
Cash contributions from members upon formation of Spansion LLC (Note 1)	306,745	—	—
Cash contribution from members/related parties	—	—	3,750
Cash distributions to members/related parties for stock-based compensation (Note 3)	—	(1,438)	(869)
Proceeds from sale-leaseback transactions	238,319	44,160	144,096
Proceeds from borrowings from related parties/members, net of issuance costs	—	—	158,970
Proceeds from borrowings, net of issuance costs	325,180	50,209	409,965
Payments on loans from members/related parties	(109,000)	(36,907)	(265,607)
Payments on debt and capital lease obligations	(388,365)	(181,600)	(364,257)
Proceeds from issuance of common stock, net of offering costs	—	—	525,612

Net cash provided by (used in) financing activities	372,879	(125,576)	611,660

Effect of exchange rate changes on cash and cash equivalents	9,508	22,535	2,303

Net increase (decrease) in cash and cash equivalents	329,519	(191,356)	368,251
Cash and cash equivalents at the beginning of period	25	329,544	138,188

Cash and cash equivalents at end of period	$329,544	$138,188	$506,439

Supplemental Cash Flows Disclosures:
Interest paid (including $8,237, $23,608, $30,944 of interest related to obligations to members/related parties)	$11,168	$41,360	$45,111
Income taxes (refunded) paid	(1,216)	2,137	17,540
Non-cash investing and financing activities:
Equipment sales-leaseback transactions	273,131	34,515	167,991
Equipment capital leases	11,344	—	—
Contributed assets from AMD Investments, Inc., net (Note 1)	507,079	—	7,500
Contributed assets from Fujitsu Microelectronics Holding, Inc., net (Note 1)	108,307	—	7,500
Accrued capital distributions to members for stock-based compensation (Note 3)	—	8,777	9,166
Conversion of debt to common stock	—	—	100,000
Acquisition of assets from AMD	—	—	11,121

See accompanying notes

Spansion Inc.

Consolidated Statement of Members’ Capital/Stockholders’ Equity

(in thousands)

	Common Stock		Capital in Excess of Stated Value	Contributed Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (loss)	Total Members’ Capital/ Stockholders’ Equity
	Number of Shares	Amount
Balance at March 31, 2003	976	$457,258	$106,066	$—	$321,343	$(76,067)	$808,600

Adjustment resulting from change in structure and formation of limited liability company	(976)	(457,258)	(106,066)	563,324	—	—	—
Contributed capital:
AMD Investments, Inc.	—	—	—	629,305	—	—	629,305
Fujitsu Microelectronics Holding, Inc.	—	—	—	292,827	—	—	292,827
Comprehensive loss:
Net loss	—	—	—	—	(128,943)	—	(128,943)
Other comprehensive income:
Net change in cumulative translation adjustment	—	—	—	—	—	55,806	55,806

Total other comprehensive income	—	—	—	—	—	—	55,806

Total comprehensive loss	—	—	—	—	—	—	(73,137)

Balance at December 28, 2003	—	—	—	1,485,456	192,400	(20,261)	1,657,595

Distribution to members for stock-based compensation (Note 3):
AMD Investments, Inc.	—	—	—	(6,129)	—	—	(6,129)
Fujitsu Microelectronics Holding, Inc.	—	—	—	(4,086)	—	—	(4,086)
Comprehensive loss:
Net loss	—	—	—	—	(19,702)	—	(19,702)
Other comprehensive income:
Net change in cumulative translation adjustment	—	—	—	—	—	19,529	19,529

Total other comprehensive income	—	—	—	—	—	—	19,529

Total comprehensive loss	—	—	—	—	—	—	(173)

Balance at December 26, 2004	—	—	—	1,475,241	172,698	(732)	1,647,207

Contributed capital:
AMD Investments, Inc.	—	—	—	11,250	—	—	11,250
Fujitsu Microelectronics Holdings, Inc.	—	—	—	7,500	—	—	7,500
Distribution to members for stock-based compensation (Note 3):
AMD Investments, Inc.	—	—	—	(5,500)	—	—	(5,500)
Fujitsu Microelectronics Holding, Inc.	—	—	—	(3,666)	—	—	(3,666)
Comprehensive loss:
Net loss	—	—	—	—	(304,116)	—	(304,116)
Other comprehensive income:
Net unrealized gains on investment, net of taxes of $0	—	—	—	—	—	7,291	7,291
Net change in minimum pension liability, net of taxes of $0	—	—	—	—	—	10,792	10,792
Net change in cumulative translation adjustment	—	—	—	—	—	(74,624)	(74,624)

Total other comprehensive loss	—	—	—	—	—	—	(56,541)

Total comprehensive loss	—	—	—	—	—	—	(360,657)
Issuance of shares:
Issuance of common stock in initial public offering, net of issuance costs of $7,526	47,264	47	525,565	—	—	—	525,612
Conversion of debt to common stock	8,333	8	99,992	—	—	—	100,000
Conversion of contributed capital to common stock	72,549	73	1,484,752	(1,484,825)	—	—	—
Compensation recognized under employee stock plans	—	—	231	—	—	—	231

Balance at December 25, 2005	128,146	$128	$2,110,540	$—	$(131,418)	$(57,273)	$1,921,977

See accompanying notes

Spansion Inc.

Notes to Consolidated Financial Statements

1.    Nature of Operations

The Company

Spansion Inc. is a semiconductor manufacturer headquartered in Sunnyvale, California, with manufacturing, research and assembly operations in the United States and Asia. The Company designs, manufactures and markets Flash memory devices that encompass a broad spectrum of densities and features to address the integrated Flash memory market. The Company’s products are marketed under the Spansion™ global product brand name.

The Company’s Flash memory devices are incorporated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment and PC peripheral applications.

Spansion LLC, the former joint venture 60 percent owned by Advanced Micro Devices, Inc. (AMD) and 40 percent owned by Fujitsu Limited (Fujitsu), was reorganized into Spansion Inc. and on December 21, 2005, Spansion Inc. (Company) completed its underwritten initial public offering (IPO) of its Class A common stock. The Company’s shares of Class A common stock trade on The Nasdaq Global Market under the symbol “SPSN.”

History of the Company

In 1993, AMD and Fujitsu formed a corporate manufacturing venture, Fujitsu AMD Semiconductor Limited (FASL).

FASL produced wafers containing Flash memory circuits. These wafers were then sold to AMD and Fujitsu, who separated the circuits on each wafer into individual die, processed the die into finished goods and sold the finished Flash memory devices to their customers. AMD and Fujitsu performed all research and development activities for the design and development of Flash memory devices and developed the manufacturing processes that were to be used in the operation of the fabs to manufacture Flash memory devices. Through June 30, 2003, FASL contracted with AMD and Fujitsu for the receipt of certain support and administrative services (See Note 4).

As of June 30, 2003, in order to expand their existing manufacturing venture, AMD and Fujitsu formed a limited liability company called FASL LLC and later renamed Spansion LLC. In addition to its 49.992 percent ownership in FASL, AMD contributed to Spansion LLC its Flash memory inventory, its wafer manufacturing facility located in Austin Texas, its Flash memory research and development facility (the Submicron Development Center (SDC)) located in Sunnyvale, California, and its Flash memory assembly and test facilities located in Thailand, Malaysia and China. Fujitsu contributed to Spansion LLC its 50.008 percent ownership interest in FASL, its Flash memory inventory and its Flash memory assembly and test facilities located in Malaysia. Both AMD and Fujitsu transferred employees to Spansion LLC to perform various research and development, marketing and administration functions. AMD and Fujitsu also provided working capital to Spansion LLC in the form of cash contributions and loans (See Note 8). As a result, Spansion LLC began manufacturing finished Flash memory devices which are exclusively sold to AMD and Fujitsu (See Note 3).

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the net book value of AMD’s and Fujitsu’s contributions of net assets, recorded at historical carrying values, at June 30, 2003, the effective date of the reorganization of Spansion LLC.

	AMD’s Contributions	Fujitsu’s Contributions	Total
	(in thousands)
Cash	$122,225	$184,520	$306,745
Accounts receivable from members	24,685	2,328	27,013
Inventory	219,848	128,371	348,219
Fixed assets	898,560	16,432	914,992
Other assets	4,657	6,666	11,323
Accounts payable and other accrued liabilities	(32,922)	(5,490)	(38,412)
Debt and capital lease obligations (See Note 8)	(607,748)	(40,000)	(647,748)

Net book value of contributions on reorganization date	$629,305	$292,827	$922,132

As a result of Spansion LLC’s reorganization as a limited liability company, common stock and additional paid-in capital in FASL were converted to members’ capital.

Pursuant to a Contribution Agreement dated December 13, 2005, AMD and Fujitsu contributed their ownership interest in Spansion LLC in exchange for common stock of the Company. AMD contributed its 60 percent ownership interest in Spansion LLC to Spansion Inc. in exchange for 43,529,402 shares of Class A common stock and one share of Class B common stock of the Company. Fujitsu contributed its 40 percent ownership interest in Spansion LLC, to the Company in exchange for one share of Class C common stock and 29,019,601 shares of Class D common stock of the Company.

2.    Change in Fiscal Year and Basis of Presentation

Fiscal Year

For periods up to and including the year ended March 31, 2003, the Company’s fiscal year ended on March 31 of each year. On June 30, 2003, in connection with the Company’s reorganization as Spansion LLC, the Company changed its fiscal year to a 52- to 53-week fiscal year ending on the last Sunday in December to coincide with the fiscal year of its majority member, AMD. U.S. Securities and Exchange Commission (SEC) rules and regulations permit the presentation of financial statements for a nine-month period in lieu of financial statements for a full year in the case where a registrant changes its fiscal year. Accordingly, the accompanying financial statements present the operating results of the Company as follows:

•	the nine months ended December 28, 2003

•	the full fiscal year ended December 26, 2004; and

•	the full fiscal year ended December 25, 2005

The years ended December 26, 2004 and December 25, 2005 each consisted of 52 weeks.

3.    Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries after elimination of intercompany accounts and transactions.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Use of Estimates

The preparation of consolidated financial statements and disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of commitments and contingencies and the reported amounts of revenues and expenses during the reporting periods. Actual results may to differ from those estimates, and such differences may be material to the financial statements.

Cash Equivalents

Cash equivalents consist of financial instruments that are readily convertible into cash and have original maturities of three months or less at the time of purchase.

Investments

The Company classifies investments with remaining time to maturity less than twelve months as short-term investments. The Company’s investments consist of money market funds, commercial paper, auction rate preferred stocks and publicly traded equity securities. These securities are reported at fair market value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), net of tax, a component of stockholders equity/members’ capital. The Company recognizes an impairment charge when the declines in the fair values of its investments below the cost basis are judged to be other-than-temporary. The Company considers various factors in determining whether to recognize a decline in value, including the length of time and extent to which the fair value has been less than the Company’s cost basis, the financial condition and near-term prospects of the issuer or investee, and the Company’s intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. The Company has not recorded any such impairment in any of the periods presented. The cost of securities sold is based on the specific identification method.

Allowance for Doubtful Accounts

There was no allowance for doubtful accounts for the nine months ended December 28, 2003 or the year ended December 26, 2004.The following describes activity in the accounts receivable allowance for doubtful accounts for the year ended December 25, 2005.

Description	Balance at Beginning of Period	Addition Charged to Costs and Expenses	Deductions(1)	Balance at End of Period
	(in thousands)
2005	$—	$2,427	$258	$2,214

(1)	Uncollectible accounts written off, net of recoveries

Inventories

Inventories are stated at standard cost adjusted to approximate the lower of actual cost (first-in, first-out method) or market. Inventories in stock in excess of forecasted customer demand over the next six months are not valued. Obsolete inventories are written off.

Revenue Recognition

The Company recognizes revenue from products sold when persuasive evidence of a contractual arrangement exists, the price is fixed or determinable, shipment is made and collectibility is reasonably assured. Shipping and handling costs associated with product sales are included in cost of sales.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Prior to June 30, 2003, the Company generated revenue by selling Flash memory wafers to AMD and Fujitsu at an agreed price that was set to cover the Company’s costs plus a predetermined profit margin. AMD and Fujitsu were contractually obligated to purchase all of the Flash memory wafers and did not have any price protection and rights of return. Accordingly, the Company recognized revenue upon shipment of product. Subsequent to June 30, 2003, the Company generates revenue by selling finished Flash memory devices to AMD and Fujitsu who are the sole distributors of the Company’s Flash memory products. The Company sets its prices to AMD and Fujitsu based on their selling prices to third-party customers reduced by an agreed upon discount.

For products sold to AMD and Fujitsu, the Company generally recognizes revenue when AMD and Fujitsu have sold the product to their original equipment manufacturer (OEM) customers and title and risk of loss for the product have transferred to the OEM customers, which is typically when the Company drop ships the product to the OEM customers on behalf of AMD and Fujitsu. These customers do not have contractual product return rights. However, under the shipping terms for certain OEM customers, title and risk of loss do not pass until delivery of products to the customer’s designated location, and for such sales, the Company defers the recognition of revenue and related costs until the Company’s customers take delivery of its products. Estimates of product returns and sales allowances based on actual historical experience are recorded at the time revenue is recognized. These product returns and sales allowances represent product returns for reasons other than the products’ quality. The Company’s policy with respect to quality related product returns is set forth below under the section entitled “Product Warranties.”

The Company reduces revenue for estimated product returns and sales allowances in accordance with Financial Accounting Standards Board (FASB) Statement No. 48, “Revenue Recognition When Right of Return Exists.” The Company did not offer product return, stock rotation and price protection rights to AMD or Fujitsu prior to June 30, 2003. Product returns were not material for fiscal 2003, fiscal 2004 or fiscal 2005.

AMD also sells the Company’s products to its distributors under terms allowing these distributors certain rights of return, stock rotation and price protection privileges on unsold merchandise held by them. The Company extends the same rights on these Flash memory product sales to AMD. Accordingly, the Company defers both the revenue and related product costs from such sales to AMD as deferred income on shipments to related party/member until the merchandise is resold by AMD’s distributors. The Company records estimated reductions to deferred revenue under AMD’s distributor incentive programs, including volume based incentives and special pricing arrangements, at the time the related revenue is recognized. The Company also sells its products to some distributors under sales arrangement whose terms do not allow for rights of returns or price protection on unsold products held by them. In these instances, the Company recognizes revenue when it ships the product directly to the distributors.

Fujitsu also sells the Company’s products to its distributors. The Company’s distribution agreement with Fujitsu grants limited stock rotation rights to Fujitsu and allows Fujitsu to provide similar limited rights to certain of its distributors. However, to date, Fujitsu has not exercised these rights. Accordingly, the Company recognizes revenue for sale of products sold to Fujitsu when Fujitsu sells the Company’s products to its distributors.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Assets contributed by AMD and Fujitsu effective June 30, 2003 upon reorganization of the Company were recorded at AMD’s and Fujitsu’s historical cost along with accumulated depreciation (See Note 1). Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of the assets.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

The estimated useful lives of property, plant and equipment for financial reporting purposes are as follows: machinery and equipment, two to five years; buildings and building improvements, from five to 26 years; and leasehold improvements, the shorter of the remaining terms of the leases or the estimated economic useful lives of the improvements.

Impairment of Long-Lived Assets

For long-lived assets used in operations, the Company evaluates the potential for impairment losses when events and circumstances indicate that those assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying value. If assets are judged to be impaired, impairment losses are determined based on the excess, if any, of the carrying value of these assets over their respective fair value. If impairment losses are recorded, the fair value of the assets would become the new cost basis. Fair value is determined by discounted future cash flows, appraisals or other methods. For assets held for sale, impairment losses are measured at the lower of the carrying amount of the assets or their fair value less costs to sell. For assets to be disposed of other than by sale, impairment losses are measured as their carrying amount less salvage value, if any, at the time the assets cease to be used. Impairment losses were not material in any of the periods presented.

Product Warranties

The Company offers a one-year limited warranty for Spansion Flash memory devices (See Note 7). At the time revenue is recognized, the Company provides for estimated costs that may be incurred under product warranty, with the corresponding expense recognized in cost of sales. Estimates of warranty expense are based on the Company’s historical experience. Warranty accruals are evaluated periodically and are adjusted for changes in experience.

Foreign Currency Translation/Transactions

Prior to June 30, 2003, because all operations were located in Japan, the functional currency of the Company was the Japanese yen. On June 30, 2003, the functional currency of the Company and its foreign subsidiaries, except for its wholly-owned subsidiary in Japan (Spansion Japan), became the U.S. dollar. Adjustments resulting from remeasuring the foreign currency denominated financial statements of subsidiaries into U.S. dollar denominations are included in operations, except for Spansion Japan. Adjustments resulting from translating the foreign currency financial statements of Spansion Japan into U.S. dollar denominations are included as a separate component of accumulated other comprehensive income(loss). Gains or losses resulting from transactions denominated in currencies other than the functional currencies of the Company and its subsidiaries are recorded in determining net income(loss). The aggregate exchange gain(loss) included in determining net income(loss) was $0.6 million, $(5.3) million and $(4.7) million for the nine months ended December 28, 2003 and for the years ended December 26, 2004 and December 25, 2005, respectively.

Derivative Financial Instruments

The Company has foreign currency intercompany transactions denominated in Japanese yen. Therefore, in the normal course of business, the Company’s financial position is routinely subjected to market risk associated with foreign currency rate fluctuations. The Company’s general practice is to ensure that material business exposure to foreign exchange risks are identified, measured and minimized. The Company uses foreign currency forward contracts to reduce its foreign currency exposure. The objective of these contracts is to offset over time the impact of foreign currency exchange rate movements on the Company’s operating results. These foreign

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

currency contracts are carried on the Company’s balance sheet at fair value and are reflected in prepaid expenses and other current assets or accrued liabilities with changes in fair value recorded directly to cost of sales. Premiums paid for foreign currency forward contracts are immediately charged to cost of sales. All of the Company’s foreign currency forward contracts mature within the next twelve months. The Company does not use derivatives for speculative or trading purposes and does not designate its derivative instruments as hedging instruments, as defined by FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.”

Research and Development Expenses

Prior to June 30, 2003, the Company only performed wafer manufacturing services and it did not design or engineer products or manufacturing processes. AMD and Fujitsu used their own separate design and product engineering resources for the products manufactured and sold by the Company. Accordingly, the research and development expenses incurred by AMD and Fujitsu were not charged to the Company, but royalties were paid to AMD and Fujitsu for use of their technological know-how (See Note 4). Subsequent to June 30, 2003, the Company began performing research and development activities on its own but continued paying royalties to AMD and Fujitsu for their existing technological know-how. AMD and Fujitsu continue to provide certain research and development services to the Company under the terms of the service agreements, and in some cases, AMD and Fujitsu provide research and development services to the Company on a contract basis. The Company expenses such research and development costs in the period in which such costs are incurred.

Advertising Expenses

Advertising costs are expensed as incurred. Advertising expenses for the nine-month period ended December 28, 2003 and for the years ended December 26, 2004 and December 25, 2005 were approximately $2.0 million, $3.4 million, and $4.8 million, respectively.

Income Taxes

In preparing its consolidated financial statements, the Company makes certain estimates and judgments in the calculation of certain tax liabilities, deferred taxes and in the determination of the recoverability of deferred tax assets in each of the jurisdictions in which the taxable subsidiaries operate. This process involves estimating actual current tax liabilities together with deferred taxes. Deferred taxes result from temporary differences between the recognition of assets and liabilities for tax and financial statement reporting purposes. The deferred taxes are included within the consolidated balance sheet. The Company then assesses the likelihood that deferred tax assets will be recovered. If recovery is not likely, the Company must increase its provision for taxes by recording a charge to income tax expense in the form of a valuation allowance for the deferred tax assets that the Company estimates will not ultimately be recoverable. The Company considers past performance, future expected taxable income and prudent and feasible tax planning strategies in determining the need for a valuation allowance.

Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. If the Company later determines that it is more likely than not that the deferred tax assets will be fully realized, an appropriate amount of the previously provided valuation allowance will be reversed, resulting in a benefit to earnings. Such benefits would be recorded on the income tax provision (benefit) line of the Company’s consolidated statements of operations.

In addition, the calculation of the Company’s tax liabilities involves dealing with uncertainties in the application of complex tax rules and the potential for future adjustment by tax authorities. If its estimates of these taxes are greater or less than actual results, an additional tax benefit or charge will result.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Net Loss Per Share

The Company calculated its loss per share in accordance with FASB Statement No. 128, “Earnings per Share.” Basic net loss per share is computed based on the weighted-average number of common shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the net income of the Company.

In connection with the IPO, certain employees have been awarded initial stock option and restricted stock unit grants to purchase Class A common stock of the Company. The Company excluded 5.5 million shares issuable upon the assumed exercise of outstanding common stock options and restricted stock units from the calculation of diluted earnings per share for the year ended December 25, 2005 because they had an antidilutive effect due to net losses recorded.

The Company has presented basic and diluted net loss per share amounts for periods prior to the IPO as if the exchange of AMD’s and Fujitsu’s contributed capital for the Company’s common stock had occurred at the beginning of the periods presented. Prior to the completion of the IPO, the Company had approximately 43.5 million shares of Class A common stock, 1 share of Class B common stock, 1 share of Class C common stock and approximately 29.0 million shares of Class D common stock outstanding as a result of the contribution from AMD and Fujitsu.

Accumulated Other Comprehensive Loss

The following are the components of accumulated other comprehensive loss:

	Dec. 26, 2004	Dec. 25, 2005
	(in thousands)
Minimum pension liability, net of tax benefits of $(5,429) in 2004 and 2005	$(7,749)	$3,043
Cumulative translation adjustment	7,017	(67,607)
Net unrealized gains on available-for-sale securities, net of taxes of $0	—	7,291

Total accumulated other comprehensive loss	$(732)	$(57,273)

Stock-Based Compensation

Treatment of AMD Options

Prior to the IPO, the Company did not provide stock-based compensation to its employees or third parties. Subsequent to June 30, 2003, certain of the Company’s employees received options to purchase shares of AMD common stock from the Company’s majority member, AMD. The Company accounted for AMD’s stock option grants to its employees under the intrinsic value recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, consistent with the accounting method followed by AMD for options issued to employees of the consolidated AMD group. The exercise price of options was equal to the market price of AMD’s common stock on the date of grant. The Company reimbursed AMD for these options based on an agreed amount equal to the grant-date fair value of the stock options calculated using the Black-Scholes valuation model, less a 15 percent discount (the “grant-date value”). The Company recorded a liability for amounts due to AMD under this arrangement with a corresponding reduction to members’ capital.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Through December 26, 2004, AMD granted stock options to the Company’s employees with an aggregate grant-date value of approximately $10.2 million. The Company paid AMD approximately $1.4 million for stock options during the year ended December 26, 2004. The Company did not make any payments to AMD for the nine-month period ended December 28, 2003. The Company’s outstanding liability to AMD as of December 26, 2004 was approximately $8.8 million of which $6.2 million is due beyond fiscal year 2005. Reimbursements to AMD are payable in sixteen equal quarterly installments which commence on the last day of the quarter following the quarter in which the stock options were granted.

Through December 25, 2005, AMD granted stock options to the Company’s employees with an aggregate grant-date value of approximately $19.4 million. The Company paid AMD approximately $0.9 million for stock options during the year ended December 25, 2005. The Company’s outstanding liability to AMD as of December 25, 2005 was approximately $17.1 million of which $8.7 million is due beyond the next twelve-month period. Reimbursements to AMD are payable in sixteen equal quarterly installments which commence on the last day of the quarter following the quarter in which the stock options were granted.

On December 15, 2005, AMD accelerated the vesting of all outstanding AMD stock options and restricted stock units held by the Company’s employees that would otherwise have vested during 2006. The number of shares of AMD common stock issuable upon exercise of AMD stock options and restricted stock units subject to acceleration total approximately 863,000. Had AMD not accelerated such awards, the Company would be required to account for them under variable fair value accounting following the guidance in EITF Issue Nos. 96-18 and 00-12, which would have required remeasurement of their fair value until these awards were fully vested. Amounts payable by the Company to AMD for the fair value of these stock options were not affected by the acceleration in vesting terms.

In addition to these accelerated awards, there are approximately 684,000 unvested AMD stock options and restricted stock units that are still held by the Company’s employees which are currently subject to variable fair value accounting. As of December 25, 2005, the total fair value of these stock options and restricted stock units awards is approximately $9.8 million, and such options and units will generally vest through 2009. The fair value accounting for these awards as a result of the employees’ change in status subsequent to the Company’s separation from AMD resulted in a compensation charge in the Company’s fourth quarter of fiscal 2005 of approximately $75,000.

Stock-Based Incentive Compensation Plans

Prior to the pending adoption of FASB Statement No. 123R, “Accounting for Stock-Based Compensation”, the Company had elected to use the intrinsic value method under Opinion 25, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” subsequently amended by FASB Statement No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure” to account for stock options issued to its employees in connection with the IPO.

On December 15, 2005, the Company adopted 2005 Equity Incentive Plan. The Company has reserved 9,500,000 shares of Class A common stock available for issuance under the plan in the form of equity awards, including incentive and nonqualified stock options and restricted stock units. In connection with the IPO, options to purchase approximately 1.9 million shares of the Company’s Class A common stock and approximately 3.6 million restricted Class A stock units were granted to employees and non-employee directors. Restricted stock units (“RSU”) granted at the time of the IPO have no exercise price or expiration date. These awards generally vest over a four year period except for 2.3 million awards that vest 25% on April 28, 2006 and the remainder in equal installments quarterly over the remaining 36 months. The intrinsic value of the restricted stock awards is $12 per award, the fair value on the date of issuance, as there is no strike price payable by the

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

employee receiving the award. As such, a total value of $43.2 million related to these awards is being amortized to compensation expense over the respective vesting period. For the year ended December 25, 2005, the Company recorded approximately $150,000 in compensation expense related to such awards.

Stock options granted to employees at the time of the IPO have an exercise price equal to the initial offering price of the stock of $12.00 per share, vest ratably over a period of four years and expire if not exercised by the seventh anniversary of the grant date. Under the provisions of Opinion 25, there is no compensation expense resulting from these options as the exercise price was equivalent to the fair market value at the date of grant.

Pro Forma Stock-Based Compensation

Had AMD and the Company accounted for such stock options under Statement 123, total stock-based compensation expense recorded by the Company, based on the Black-Scholes grant date fair value of the options, would have been approximately $97,000, $1.6 million and $5.1 million for the nine months period ended December 28, 2003 and for the years ended December 26, 2004 and December 25, 2005, respectively.

Following is the pro forma effect on net loss and net loss per share for the nine months ended December 28, 2003 and for the years ended 2004 and 2005 had the Company applied Statement 123’s fair value method of accounting for stock-based awards issued to its employees. The Company estimates the fair value of its stock-based awards to employees using a Black-Scholes option pricing model. The pro forma stock based compensation includes the impact for AMD stock options awarded to Spansion employees. Upon the separation of Spansion from AMD, the remaining unvested portion will be accounted for under Emerging Issues Task Force (EITF) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” and will be remeasured under variable accounting in future periods.

	Nine Months ended December 28, 2003	Year Ended December 26, 2004	Year Ended December 25, 2005
	(In thousands except per share amounts)
Net loss—as reported	$(128,943)	$(19,702)	$(304,116)
Less: Statement 123 compensation expense	63	1,040	3,421

Net loss—pro forma	$(129,006)	$(20,742)	$(307,537)

Basic and diluted net loss per common share—as reported	$(1.78)	$(0.27)	$(4.15)
Basic and diluted net loss per common share—pro forma	$(1.78)	$(0.29)	$(4.19)

The weighted-average fair value of Spansion options granted was $13.4 million for 2005. The fair value of each option is estimated at the date of grant using a Black-Scholes option pricing model, with the following assumptions for grants in 2005: dividend yields of 0 percent; expected volatility of 66 percent risk-free interest rate of 4.54 percent; and expected lives of 4.61 years for each grant. The Company did not provide stock-based compensation to its employees or third parties prior to the IPO.

Pension and Post-retirement Benefits

The Company has significant pension benefit costs and credits that are developed from actuarial valuations. The actuarial valuations require assumptions and methods which must be used to develop the best estimate of the benefit costs. These valuation assumptions include salary growth, long-term return on plan assets, discount rates and other factors. The salary growth assumptions reflect the Company’s future and near-term outlook for salary

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

growth within the industry. Long-term return on plan assets is determined based on historical results in the debt and equity markets and management’s expectation of the current economic environment and the allocation target and expected future yields of each asset class. The discount rate assumption is based on current investment yields on Japanese government long-term bonds, as no deep corporate market exists for high quality corporate debt instruments. Actual results that differ from these assumptions are accumulated and amortized over the future life of the plan participants. See Note 14 for an explanation of the pension assumptions. While the Company believes that the assumptions used are appropriate, significant differences in actual experience or significant changes in assumptions would affect the pension costs and obligations.

New Accounting Pronouncements

In March 2004, the FASB approved the consensus reached on the EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The Issue’s objective is to provide guidance for identifying other-than-temporarily impaired investments. Issue 03-1 also provides new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB issued a FASB Staff Position (FSP) EITF 03-1-1 that delays the effective date of the measurement and recognition guidance in Issue 03-1 until further notice. Once the FASB reaches a final decision on the measurement and recognition provisions, the Company will evaluate the impact of the adoption of the accounting provisions of Issue 03-1.

In May 2005, the FASB issued Statement No. 154, “Accounting Changes and Error Corrections.” Statement 154 replaces APB Opinion No. 20, “Accounting Changes,” and FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements.” Statement 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change, Statement 154 requires application of the new accounting principle as of the earliest period for which retrospective application is practicable. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, Statement 154 requires application as if the accounting principle were adopted prospectively from the earliest date practicable. Statement 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe the adoption of Statement 154 will have a material impact on the Company’s financial condition, results of operations or liquidity.

4.    Related Party Transactions

In addition to its historical dependence on AMD and Fujitsu as its sole distributors, the Company receives services from AMD and Fujitsu, including among others, certain information technology, facilities, logistics, legal, tax, finance, human resources and environmental health and safety services. The charges for these services are negotiated annually between the Company and AMD and Fujitsu based on the Company’s expected requirements and the estimated future costs of the services to be provided. AMD has the right to review the proposed services to be provided by Fujitsu, and Fujitsu has the right to review the proposed services to be provided by AMD. The service charges are billed monthly on net 45 days terms. Prior to June 30, 2003, the Company contracted for certain services with Fujitsu and subsidiaries of Fujitsu, including among others, payroll processing, cafeteria operation, and site security services. The service charges were billed monthly on net 30 days terms.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

The following tables present significant related party transactions and account balances between the Company and AMD (See Note 8 for separate disclosure of debt obligations to members/related parties):

	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Year Ended Dec. 25, 2005
	(in thousands)
Net sales to AMD	$650,097	$1,211,033	$1,114,150

Cost of sales:
Royalties to AMD	$20,376	$18,080	$13,760
Wafer purchases from AMD	$107,338	$—	$—

Service fees to AMD:
Cost of sales	$15,623	$21,915	$21,397
Research and development	13,883	27,614	21,213
Marketing, general and administration	38,277	56,697	50,229

Service fees to AMD	$67,783	$106,226	$92,839

Cost of employees seconded from AMD:
Marketing, general and administration	$969	$1,524	$1,199

	Dec. 26, 2004	Dec. 25, 2005
	(in thousands)
Trade accounts receivable from AMD, net of allowance for doubtful accounts	$217,485	$205,351
Other receivables from AMD	$566	$13,850
Accounts payable to AMD	$29,719	$97,844
Royalties payable to AMD	$8,180	$6,384
Accrued liabilities to AMD	$14,075	$17,434

The following tables present the significant related party transactions and account balances between the Company and Fujitsu (See Note 8 for separate disclosure of debt obligations to members/related parties):

	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Year Ended Dec. 25, 2005
	(in thousands)
Net Sales to Fujitsu	$543,115	$1,051,194	$888,655

Cost of sales:
Royalties paid to Fujitsu	$20,376	$18,080	$13,760
Other purchases of goods and services from Fujitsu and rental expense to Fujitsu	$62,164	$66,525	$69,219
Subcontract manufacturing purchases from Fujitsu	$54,787	$74,800	$35,150
Commercial die purchases from Fujitsu	$41,332	$141,117	$94,327

Service fees to Fujitsu:
Cost of sales	$505	$3,662	$3,271
Research and development	16,791	18,449	6,501
Marketing, general and administration	4,540	11,382	10,339

Service fees to Fujitsu	$21,836	$33,493	$20,111

Cost of employees seconded from Fujitsu:
Cost of sales	$498	$1,333	$742
Research and development	3,571	8,241	4,280
Marketing, general and administration	1,484	3,774	2,135

Cost of employees seconded from Fujitsu	$5,553	$13,348	$7,157

Equipment purchases	$29,783	$—	$—

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

	Dec. 26, 2004	Dec. 25, 2005
	(in thousands)
Trade accounts receivable from Fujitsu	$155,207	$199,224
Other receivables from Fujitsu	$7,188	$217
Accounts payable to Fujitsu	$18,891	$25,957
Royalties payable to Fujitsu	$8,180	$6,384
Accrued liabilities to Fujitsu	$584	$—

The Company licenses certain intellectual property from AMD and Fujitsu in exchange for the payment of royalties to both AMD and Fujitsu. These royalty expenses are recognized in cost of sales. The Company is required to pay AMD and Fujitsu semi-annual royalties based on net sales (minus the costs of commercial die). The royalty as a percentage of sales will decline over the term of the agreement which expires in 2013.

In order to respond to increased demand in 2003, the Company supplemented its manufacturing capacity by contracting with AMD and Fujitsu to produce Flash memory wafers for the Company on a foundry basis in fabs owned by AMD and Fujitsu. The Company purchased such foundry wafers from AMD at negotiated prices and resold the foundry wafers to AMD and Fujitsu at the same prices the Company charged for wafers it produced in its own fabs.

Prior to June 30, 2003, Fujitsu provided additional goods and services to the Company including manufacturing equipment, utilities and equipment maintenance services for which the Company reimbursed Fujitsu. Subsequent to June 30, 2003, Fujitsu provides test and assembly services to the Company on a contract basis. Also, the Company began purchasing commercial die from Fujitsu, which is packaged together with the Company’s Flash memory devices.

AMD and Fujitsu second certain employees to the Company and the Company reimburses AMD for the costs of the employees seconded from AMD and pays the employees seconded from Fujitsu directly.

5.    Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, trade receivables and foreign currency forward contracts. The Company places its cash equivalents and short-term investments with high quality credit financial institutions and, by policy, limits the amount of credit exposure with any one financial institution.

Concentration of credit risk with respect to trade receivables exists because the Company only sells products directly to AMD and Fujitsu. Trade accounts receivable from AMD comprised approximately 58 percent and 51 percent of the total consolidated trade accounts receivable balance as of December 26, 2004 and December 25, 2005, respectively. Trade accounts receivable from Fujitsu comprised approximately 42 percent and 49 percent of the total consolidated trade accounts receivable balance as of December 26, 2004 and December 25, 2005, respectively. However, the Company does not believe the receivable balances from either related party subject the Company to significant credit risk as historical losses have not been significant and AMD’s and Fujitsu’s own customer bases represent a large number of geographically diverse companies. The Company bears the credit risk associated with the collectibility of accounts receivable from AMD’s customers. Fujitsu is required to pay its trade receivables regardless of whether they can collect from their customers. The Company does not require collateral or other security from AMD or Fujitsu.

The counterparties to the agreements relating to the Company’s derivative financial instruments consist of a number of large international financial institutions. The Company does not believe that there is significant risk of

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

nonperformance by these counterparties because the Company monitors their credit ratings and limits the financial exposure and the notional amount of agreements entered into with any one financial institution. While the notional amounts of financial instruments are often used to express the volume of these transactions, the potential accounting loss on these transactions if all counterparties failed to perform is limited to the amounts, if any, by which the counterparties’ obligations under the contracts exceed the Company’s obligations to the counterparties. As of December 25, 2005, the Company had a total notional amount of approximately $49.6 million in outstanding foreign currency forward exchange contracts. Foreign currency gains and losses were not significant for the periods presented.

6.    Financial Instruments

Available-for-sale securities held by the Company as of December 26, 2004 and December 25, 2005 are as follows:

	Amortized Cost	Gross Unrealized Gains	Fair Value
	(in thousands)
2004
Cash equivalents:
Money market funds	$35,000	$—	$35,000
Commercial paper	29,958	—	29,958

Total cash equivalents	64,958	—	64,958

Marketable securities:
Auction rate preferred stocks	57,950	—	57,950

Total marketable securities	57,950	—	57,950

Total cash equivalents and marketable securities	$122,908	$—	$122,908

2005
Cash equivalents:
Money market funds	$59,000	$—	$59,000
Commercial paper	336,141	—	336,141

Total cash equivalents	395,141	—	395,141

Marketable securities:
Auction rate preferred stocks	15,000	—	15,000
Commercial paper	177,086	—	177,086
Investment in equity securities	20,000	7,291	27,291

Total marketable securities	212,086	7,291	219,377

Total cash equivalents and marketable securities	$607,227	$7,291	$614,518

As of December 26, 2004, the Company’s available-for-sale securities approximated the fair market values of the securities and the unrealized gains and losses on these securities were not significant. As of December 25, 2005, the Company recorded an unrealized gain of approximately $7.3 million in other comprehensive loss on its investment in certain publicly-traded equity securities. The Company does not have any available-for-sale marketable debt securities with maturities greater than one year.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Fair Value of Other Financial Instruments

The fair value of the Company’s fixed rate long-term debt is estimated by considering the Company’s credit rating, the interest rates and the terms of the debt. The fair value of the Company’s variable rate long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities. The carrying amounts and estimated fair values of the Company’s debt instruments are as follows:

	Dec. 26, 2004		Dec. 25, 2005
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
	(in thousands)
Debt obligations	$204,487	$204,487	$359,803	$359,803
Debt obligations to members/related parties	385,410	385,410	183,915	183,915

Total debt obligations	$589,897	$589,897	$543,718	$543,718

The fair value of the Company’s accounts receivable and accounts payable approximate their carrying value based on existing payment terms. As of December 26, 2004 and December 25, 2005, the fair values of the Company’s foreign currency forward contracts were not significant.

7.    Warranties and Indemnities

The Company offers a one-year limited warranty for Spansion Flash memory products.

Changes in the Company’s liability for product warranty during the years ended December 26, 2004 December 25, 2005 are as follows:

	Dec. 26, 2004	Dec. 25, 2005
	(in thousands)
Balance, beginning of fiscal year	$452	$600
Provision for warranties issued	1,862	2,418
Settlements	(1,899)	(5,246)
Changes in liability for pre-existing warranties during the period, including expirations	185	3,228

Balance, end of fiscal year	$600	$1,000

In addition to product warranties, the Company, from time to time in its normal course of business, indemnifies other parties with whom it enters into contractual relationships, including customers, directors, lessors and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other party harmless against specified losses, such as those arising from a breach of representations or covenants, third-party infringement claims or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the limited history of indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. Historically, there have been no indemnification claims.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

8.    Debt and Capital Lease Obligations

The Company’s debt and capital lease obligations consist of:

	Dec. 26, 2004	Dec. 25, 2005
	(in thousands)
Debt obligations to members/related parties:
AMD Cash Note	$120,000	$—
AMD Asset Note	165,619	—
Spansion Penang Asset Note	38,466	—
Spansion China Line of Credit	15,000	15,000
Spansion Penang Loan	6,325	4,833
Fujitsu Cash Note	40,000	—
Spansion Penang Building Loan	—	5,112
Senior Subordinated Notes	—	158,970

Total debt obligations to members/related parties	385,410	183,915
Debt obligations to third parties:
July 2003 Spansion Term Loan	44,599	—
Spansion Japan Term Loan	127,389	72,274
Spansion Japan Revolving Credit Facility	—	43,020
Spansion China Loan	32,499	—
Spansion China Bank Enterprise Cooperation Agreement	—	18,722
Senior Notes	—	225,787
Obligations under capital leases	183,700	215,895

Total debt obligations to third parties	388,187	575,698

Total debt obligations	773,597	759,613
Less: current portion	319,976	233,555

Long-term debt and capital lease obligations, less current portion	$453,621	$526,058

Debt Obligations to Members/Related Parties

AMD Cash Note

On December 21, 2005, the Company repaid the remaining outstanding principal of $60 million and interest of approximately $2 million under the AMD Cash Note. The Company exchanged 5,000,000 shares of the Company’s Class A common stock for the cancellation of $60 million of the aggregate principal amount outstanding under the AMD Cash Note.

AMD Asset Note

The AMD Asset Note represented consideration paid to AMD by the Company in connection with the transfer of certain of AMD’s assets to the Company as of June 30, 2003.

On December 21, 2005, the Company repaid the outstanding principal of $162 million and all unpaid interest of approximately $3 million under the AMD Asset Note.

Spansion Penang Asset Note

On December 21, 2005, the Company paid AMD the remaining outstanding principal of $39 million and interest of approximately $600,000 under the Spansion Penang Asset Note.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Spansion China Line of Credit

As part of the reorganization, the Company also assumed $60 million of unsecured debt, payable by the Company’s subsidiary in the People’s Republic of China, Spansion China Limited, to AMD and its subsidiary in Singapore, Advanced Micro Devices (Singapore) Pte., or AMD Singapore. The remaining $15 million balance is due by the end of fiscal 2005.

On November 3, 2005, Spansion China amended the payment terms of its unsecured debt obligations to AMD Singapore such that Spansion China is required to repay the remaining balance on the debt on March 26, 2006 or such later date as the parties may agree upon in writing. In addition, the outstanding loan amount shall bear interest at a rate of 3.90 percent, compounded annually.

Spansion Penang Loan

On January 29, 2004, Spansion Penang entered into a financial arrangement with AMD. Under the terms of the arrangement, Spansion Penang borrowed approximately 29 million Malaysian ringgit (approximately $8 million based on the exchange rate as of January 29, 2004) from AMD to fund the purchase of manufacturing equipment. The loan bears a fixed annual interest rate of 5.9 percent and is payable in equal, consecutive, monthly principal and interest installments through February 2009. The total amount outstanding as of December 26, 2004 and December 25, 2005 was approximately 23 million Malaysian ringgit and 18 million Malaysian ringgit (approximately $6 million and $5 million based on the exchange rate as of December 26, 2004 and December 25, 2005, respectively). A third-party financial institution has a lien on the purchased equipment.

Fujitsu Cash Note

On June 30, 2003, Fujitsu loaned the Company $40 million for working capital purposes pursuant to a promissory note.

On December 21, 2005, the Company used funds from the sale of its senior notes to repay the outstanding interest under the Fujitsu Cash Note of approximately $600,000. At the time of the Offering, the Company exchanged 3,333,333 shares of the Company’s Class D common stock for the cancellation of the $40 million of aggregate principal amount outstanding under the Fujitsu Cash Note.

Spansion Penang Building Loan

On December 20, 2005, Spansion Penang assumed approximately 19.3 million Malaysian ringgit (approximately $5 million based on the exchange rate as of December 20, 2005) of an unsecured promissory note, payable to AMD Export, in connection with the sale of certain assets by AMD Export to Spansion Penang. Spansion Penang is required to repay the principal amount of this promissory note as follows: 7.9 million Malaysian ringgit (approximately $2.1 million based on the exchange rate as of December 25, 2005) on March 31, 2006 and any remaining amounts on June 30, 2006, provided that upon completion of the IPO and the concurrent notes offering, the Company is required to repay the promissory note in full. The loan bears interest at a rate of seven percent annum.

Senior Subordinated Notes

On December 21, 2005, the Company issued to AMD $175 million aggregate principal amount of its 12.75% Senior Subordinated Notes Due 2016. The senior subordinated notes were issued at 90.828% of face

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

value, resulting in net proceeds of approximately $158.9 million. The senior subordinated notes are general unsecured obligations of the Company and rank junior to any existing and future senior debt of the Company. Interest is payable on April 15 and October 15 of each year beginning April 15, 2006 until the maturity date of April 15, 2016.

Certain events may result in the accelerated maturity of the senior subordinated notes, including a default in any interest, principal or premium amount payment; a merger, consolidation or sale of all or substantially all of the Company’s property; a breach of covenants in the senior subordinated notes or the respective indenture; a default in certain debts; or if a court enters certain orders or decrees under any bankruptcy law. Upon occurrence of one of these events, the principal of and accrued interest on all of the senior notes or the senior subordinated notes, as the case may be, may become immediately due and payable. If the Company incurs any judgment for the payment of money in an aggregate amount in excess of $50 million or takes certain voluntary actions in connection to insolvency, all amounts on the senior subordinated notes shall be due and payable immediately.

Debt Obligations to Third Parties

July 2003 Spansion Term Loan

On September 19, 2005, the Company repaid the outstanding principal of $24 million and interest of approximately $300,000 under the July 2003 Spansion Term Loan and the lenders released their related security interest in the Company’s property.

Spansion Japan Term Loan

Spansion Japan entered into a term loan with a Japanese financial institution in September 2003. Under the agreement, the amounts borrowed are denominated in Japanese yen and bear an interest rate based on the Tokyo Inter-bank Offer Rate (TIBOR) plus a spread that is determined by Fujitsu’s current debt rating and Spansion Japan’s non-consolidated net asset value as of the last day of Spansion Japan’s fiscal year. The interest rate was 0.98 percent and 0.87 percent as of December 26, 2004 and December 25, 2005. Repayment occurs in equal, consecutive, quarterly principal installments ending in June 2007. As of December 26, 2004 and December 25, 2005, approximately 13 billion yen and 8 billion yen (approximately $127 million and $72 million) were outstanding under this term loan agreement (See Note 17). Fujitsu has guaranteed 100 percent of the amounts outstanding under this facility and AMD has agreed to reimburse Fujitsu for up to 60 percent of amounts paid out by Fujitsu under this guarantee. In addition, Spansion Japan’s assets are pledged to Fujitsu as security for AMD’s reimbursement. The net book value of the pledged assets as of December 26, 2004 and December 25, 2005 was approximately $373.7 million and $234.3 million, respectively. Under this loan agreement, Spansion Japan is prevented from making distributions for dividends to the Company in certain situations.

Pursuant to the terms of the Spansion Japan Term Loan, Spansion Japan is required to comply with the following financial covenants under accounting principles generally accepted in Japan:

•	ensure that assets exceed liabilities as of the end of each fiscal year and each six-month period during such fiscal year;

•	maintain an adjusted tangible net worth (as defined in the loan agreement), as of the last day of each fiscal quarter, of not less than 60 billion yen (approximately $579 million and $516 million, respectively, based on the exchange rate as of December 26, 2004 and December 25, 2005);

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

•	maintain total net income plus depreciation, as of the last day of each fiscal period, as follows:

Period	Amount
(in thousands)
Fiscal year 2004	$197,000
Fiscal year 2005	$182,000
Fiscal year 2006	$168,000

•	ensure that as of the last day of any fiscal quarter, the ratio of (a) net income plus depreciation to (b) the sum of (i) interest expense for such period plus (ii) scheduled amortization of debt for borrowed money (as defined in the loan agreement) for such period, including lease rentals plus (iii) maintenance capital expenditures for Spansion Japan’s existing and after acquired real property and improvements at its manufacturing facilities located in Aizu-Wakamatsu, Japan, is not less than 120 percent for the third and fourth quarters of fiscal year 2004, fiscal year 2005 and fiscal year 2006;

•	Fujitsu must maintain 100 percent of the ownership of Fujitsu Microelectronics Holding, Inc., the Fujitsu subsidiary that holds 40 percent of the membership interests in Spansion LLC prior to the Company’s reorganization into a corporate structure.

As of December 26, 2004, Spansion Japan was in compliance with these financial covenants determined using accounting principles generally accepted in Japan.

In addition, Spansion Japan is subject to other covenants, including those that are applicable when Spansion Japan’s minimum cash balance is less than one billion yen and events of default that would cause all of the amounts outstanding under this agreement to become immediately due and payable that are substantially similar to the covenants and events of default in the Spansion Japan Revolving Loan Agreement. As of December 25, 2005, Spansion Japan’s cash balance was 13.0 billion yen (approximately $112.3 million as of December 25, 2005).

In contemplation of the Company’s reorganization from Spansion LLC to a corporate structure, the Company has obtained from the lenders a waiver with respect to the covenant that Fujitsu must maintain 100 percent ownership of Fujitsu Microelectronics Holding, Inc. This waiver was to expire on December 31, 2005. On December 30, 2005, Spansion Japan voluntarily prepaid and terminated the Spansion Japan Term Loan Agreement (See Note 17).

Because amounts under the Spansion Japan Term Loan are denominated in yen, the U.S. dollar amounts are subject to change based on applicable exchange rates. The Company used the exchange rates as of December 26, 2004 and December 25, 2005 of 103.62 yen and 116.23 yen, respectively, to one U.S. dollar to translate the amounts denominated in yen to U.S. dollars.

Spansion Japan Revolving Credit Facility

On September 20, 2005, Spansion Japan entered into an uncommitted revolving credit facility agreement with a certain Japanese financial institution in the aggregate principal amount of up to 5.0 billion yen (approximately $45 million and $43 million as of September 20, 2005 and December 25, 2005). Amounts borrowed under the facility bear interest at a rate equal to the TIBOR at the time of drawdown, plus a margin of 0.70 percent per annum. Borrowings must be used for working capital purposes and each borrowing must be repaid one month after the initial drawdown date.

The facility may be terminated by the financial institution with five days’ written notice if it experiences increased costs in connection to any borrowings by Spansion Japan, or if Spansion Japan gives five days’ written notice of termination.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Pursuant to the terms of the facility, Spansion Japan agreed not to pledge any security to secure its obligations or any third party’s obligations until the facility is terminated and all obligations are fulfilled by Spansion Japan. Amounts outstanding under the revolving facility may become due and payable on demand upon the occurrence of specified events with respect to Spansion Japan, including: suspension of any payment by Spansion Japan; failure to pay any obligations thereunder; filings or proceedings in bankruptcy; corporate reorganization procedures, corporate rearrangement, special liquidation or other similar legal procedures; a resolution for Spansion Japan’s dissolution; the winding up of Spansion Japan’s business; or if any attachment has been ordered with respect to Spansion Japan’s accounts receivables.

On November 28, 2005, Spansion Japan amended this uncommitted revolving credit facility agreement to reduce the margin applicable under the facility. Pursuant to the amendment, amounts borrowed under the facility bear interest at a rate equal to the TIBOR at the time of drawdown, plus a margin of 0.50 percent per annum. The amount outstanding as of December 25, 2005 bears interest at the rate of 0.57 percent and must be repaid no later than January 10, 2006 (See Note 17). The amount is reflected as Notes Payable on the consolidated balance sheet at December 25, 2005.

Spansion China Loan

During the second quarter of fiscal 2004, Spansion China entered into two revolving loan agreements with a local financial institution. Under the terms of the revolving foreign exchange loan agreement, Spansion China can borrow in U.S. dollars up to an amount of $18 million to be secured by Spansion China’s land use right and buildings on the land. Under the terms of the revolving Renminbi (RMB) loan agreement, Spansion China can borrow up to RMB 120 million (approximately $15 million as of December 26, 2004 and December 25, 2005). The interest rate on the U.S. dollar denominated loans is LIBOR plus one percent, ranging from 3.04 percent to 3.94 percent for fiscal 2004 and the interest rates on the RMB denominated loans are fixed at either 4.779 percent or 5.022 percent depending on the period the borrowings occur. The maximum term of each loan is 12 months from the date of each drawdown. As of December 26, 2004 and December 25, 2005, the amount outstanding under the U.S. dollar denominated loan agreement was approximately $18 million and $0, the total amount outstanding under the RMB-denominated loan agreement was approximately RMB 120 million (approximately $15 million as of December 26, 2004) and RMB 0, respectively. This loan is secured by Spansion China’s assembly and test facilities and its land use rights.

Spansion China Bank Enterprise Cooperation Agreement

On December 1, 2005, Spansion China entered into a bank enterprise cooperation agreement with a local financial institution, effective as of October 24, 2005. Under the terms of the agreement, Spansion China may draw under two credit facilities, equal to U.S. $26 million and RMB 176 million (approximately $22 million as of October 24, 2005), respectively. Borrowings must be used for working capital purposes. The two credit facilities terminate on June 22, 2008. The interest rate for each loan denominated in RMB is a floating rate per annum and is set at the time each revolving loan agreement is entered into. The interest rate may thereafter be adjusted every 12 months at a rate equal to the benchmark rate published by the People’s Bank of China for RMB loans of the same term less a ten percent discount. The RMB denominated loan currently bears interest at 5.18 percent. The interest rate for each loan denominated in U.S. dollars is a floating rate per annum and is initially set at the time each revolving loan agreement is entered into, ranging from 5.39 percent to 5.67 percent for the outstanding balance as of December 25, 2005. The interest rate is thereafter adjusted every six months at a rate equal to the six-month LIBOR plus one percent. As of December 25, 2005, the amount outstanding under the U.S. dollar denominated loan agreement was approximately $8.3 million, the total amount outstanding under the RMB denominated loan agreement was approximately RMB 84 million (approximately $10.4 million). The

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

dollar amounts for these RMB loans are calculated using an exchange rate as of December 25, 2005. The U.S. dollar denominated revolving loan agreements are unsecured. Under the terms of the agreements, Spansion China is prohibited from encumbering any of its assets (See Note 17).

Senior Notes

On December 21, 2005, the Company completed an offering of $250 million aggregate principal amount of 11.25% Senior Notes due 2016. The senior notes were issued at 90.302% of face value, resulting in net proceeds to the Company of approximately $218.1 million after deducting the initial purchasers’ discount and estimated offering expenses. The senior notes are general unsecured senior obligations of Spansion LLC and will rank equal in right of payment with any of the Company’s existing and future senior debt. Interest is payable on January 15 and July 15 of each year beginning July 15, 2006 until the maturity date of January 15, 2016.

Certain events may result in the accelerated maturity of the senior notes, including a default in any interest, principal or premium amount payment; a merger, consolidation or sale of all or substantially all of the Company’s property; a breach of covenants in the senior notes or the respective indenture; a default in certain debts; or if a court enters certain orders or decrees under any bankruptcy law. Upon occurrence of one of these events, the principal of and accrued interest on all of the senior notes, as the case may be, may become immediately due and payable. If the Company incurs any judgment for the payment of money in an aggregate amount in excess of $50 million or takes certain voluntary actions in connection to insolvency, all amounts on the senior notes shall be due and payable immediately.

Spansion Japan Uncommitted Revolving Credit Facility

On November 28, 2005, Spansion Japan entered into an uncommitted revolving credit facility agreement with a Japanese financial institution in the aggregate principal amount of up to 3.0 billion yen (approximately $25 million as of November 28, 2005). On December 9, 2005, Spansion Japan borrowed 3.0 billion yen (approximately $25 million as of December 9, 2005) under this facility. Amounts borrowed under the facility bear interest at a rate equal to the TIBOR at the time of drawdown, plus a margin of 0.50 percent per annum. Borrowings must be used for working capital purposes and each borrowing must be repaid at the end of the base loan term, which may be a period of one, two or three months. The facility may be terminated by the financial institution with five days’ written notice if it experiences increased costs in connection to any borrowings by Spansion Japan, or if Spansion Japan gives five days’ written notice of termination.

Pursuant to the terms of the facility, Spansion Japan agreed not to pledge any security to secure its obligations or any third party’s obligations until the facility is terminated and all obligations are fulfilled by Spansion Japan. Amounts outstanding under the facility automatically become due and payable upon the occurrence of specified events with respect to Spansion Japan, including: suspension of any payment by Spansion Japan; filings or proceedings in bankruptcy; corporate reorganization procedures, corporate rearrangement, special liquidation or other similar legal procedures; a resolution for Spansion Japan’s dissolution; the winding up of Spansion Japan’s business; or if any attachment has been ordered with respect to Spansion Japan’s accounts receivables. In addition, amounts under the facility may become due and payable upon demand upon the occurrence of specified events with respect to Spansion Japan, including: failure to pay any obligation under the facility; any breach of Spansion Japan’s representations and warranties made in connection with the facility; failure to cure within 14 days any breach of Spansion Japan’s obligations under the facility; any order or notice of attachment or the commencement of any auction procedure with respect to properties that are the subject of security offered by Spansion Japan; the inability to satisfy payment obligations of any of Spansion Japan’s debt or guaranty obligations for the benefit of a third party in excess of 10 million yen becomes due and payable; the suspension of business by Spansion Japan or under the

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

order of government authority; and the occurrence of a reasonable and probable cause that necessitates the preservation of the lender’s rights under the facility.

As of December 25, 2005, no amounts were outstanding under this uncommitted revolving credit facility (See Note 17).

Senior Secured Revolving Credit Facility

On September 19, 2005, Spansion LLC entered into a new senior secured revolving credit facility with a certain domestic financial institution, as agent, and the lenders party thereto, in the aggregate amount of up to $175 million. Under this credit facility, the Company is required to: comply with certain of the representations, warranties and covenants in the revolving credit facility; and execute a guaranty in favor of the agent to guarantee Spansion LLC’s obligations under the revolving credit facility. The actual amounts available under the revolving credit facility are based on 85 percent of accounts receivable meeting eligibility requirements plus the lesser of 75 percent of the appraised fair market value of the Company’s Fab 25 facility in Austin, Texas, and the maximum real estate loan amount (as defined in the agreement) minus reserves that limit the availability of credit under the agreement from time to time established by the agent in its reasonable credit judgment. Amounts borrowed under the revolving credit facility bear interest at a rate equal to the “base rate,” which is the prime rate publicly announced by the agent, or the London Interbank Offered Rate, or LIBOR, plus in each case a margin ranging from -0.25 percent to 0.50 percent for base rate loans and 1.25 percent to 2.0 percent for LIBOR loans. Borrowings under this revolving credit facility must be used to refinance existing indebtedness and for working capital purposes. The revolving credit facility will terminate and all outstanding borrowings must be repaid no later than September 19, 2010. As of December 25, 2005, no amounts were outstanding under this facility. The amount available under this facility was approximately $175 million as of December 25, 2005.

Pursuant to the terms of the revolving facility credit agreement, and subject to certain exceptions, the Company and its subsidiaries are not permitted, among other things, to:

•	enter into any mergers, consolidations or sales of its property (except for the Company’s reorganization that will occur in connection with its prior IPO), or sales of inventory, equipment and assets except in the ordinary course of business;

•	make any distributions except for future distributions to Spansion Inc. in certain circumstances;

•	make investments, except for the purchase of inventory, equipment and intellectual property in the ordinary course of business, unless the Company meets minimum liquidity requirements consisting of availability under the revolving credit facility and domestic cash of at $200 million, provided, however, that investments are limited to no more than a total of $50 million while the reduced minimum liquidity requirement is in place;

•	incur additional debt other than the senior notes and senior subordinated notes, capital leases, debt incurred by the Company’s foreign subsidiaries, and in limited cases, loans to subsidiaries;

•	engage in transactions with affiliates unless in the normal course of business, negotiated at arms-length terms and the transactions are disclosed to the agent for the lenders;

•	incur any new liens except for equipment leases and loans; and

•	Prepay any debt, except that debt of foreign subsidiaries may be prepaid by the applicable foreign subsidiary and the Company may prepay any debt as long as after such repayment, the Company meets minimum liquidity requirements consisting of availability under the revolving credit facility plus domestic cash of at least $250 million.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

If the availability under the revolving credit facility is less than or equal to $35 million during a fiscal quarter, the Company will also be required to maintain EBITDA (as defined in the agreement), on a consolidated basis, on the last day of each of the fiscal quarter as follows:

Period Ending	EBITDA
(in thousands)
12/25/2005	$225,000
03/26/2006	$300,000
07/02/2006	$375,000
10/01/2006	$450,000
12/31/2006	$500,000

Beginning in 2007, the required EBITDA level will be determined by the agent based on the Company’s then current projections of the Company’s financial condition, results of operations and cash flows.

As security for amounts outstanding under the revolving credit facility, the Company pledged the stock of its domestic subsidiaries, the Fab 25 facility (other than production equipment contained therein), and all of its personal property. The Company’s equipment, inventory, and intellectual property, as well as all assets and stock pledges of its foreign subsidiaries were excluded from the collateral securing the revolving credit facility.

Amounts outstanding under the revolving credit facility may become due and payable on demand upon the occurrence of specified events with respect to the Company, including, among other things: failure to pay any obligations under the revolving credit facility that have become due; breach of any representation or warranty; failure to report certain financial information to the agent; failure by Spansion Inc. to execute a guaranty in favor of the agent after the consummation of the Company’s IPO and a joinder agreement pursuant to which the Company will become a party to this agreement; any default on third party debt of outstanding principal amount exceeding $25 million; filings or proceedings in bankruptcy; judgments or awards entered against the Company, of $10 million or more that remain for 30 days after the entry thereof; termination, revocation or voidance of any liens securing the obligations under the revolving credit facility, for any reason other than the failure by the agent to perfect its liens; a change of control by which a person or group would acquire more than 30 percent of the combined voting power of all then-issued and outstanding voting interests of the Company; and foreclosure on the Fab 25 facility.

Spansion Japan Revolving Loan Agreement

In March 2004, Spansion Japan entered into a revolving credit facility agreement with certain Japanese financial institutions in the aggregate amount of 15 billion yen (approximately $145 million as of December 26, 2004). Upon termination of this agreement, Spansion Japan repaid the remaining principal balance of 3 billion yen (approximately $25 million based on the exchange rate as of November 28, 2005) and interest outstanding under this credit facility on November 28, 2005.

Obligations under Capital Leases

On July 16, 2003, Spansion Japan entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of 12 billion yen (approximately $100 million on July 16, 2003) of cash proceeds. Upon execution of the agreements, the equipment had a net book value of approximately $168 million. As the term on the leaseback transaction is more than 75 percent of the remaining estimated economic life of the equipment, the Company accounted for the leaseback transaction as a capital lease. The Company recognized an immediate loss of approximately $18 million on the transaction equal to the difference in the fair

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

market value of the equipment and its net book value at the time of the transaction. The Company also recorded a deferred loss on the balance sheet of approximately $50 million, the difference between the remaining book value of the equipment after the immediate loss recognized and the proceeds from the sale lease-back transaction. This deferred loss is being amortized over the term of the lease in proportion to the amortization of the underlying leased assets. AMD and Fujitsu each guaranteed 50 percent of the outstanding obligations under the lease arrangement. As of December 26 2004 and December 25, 2005, the outstanding lease obligations under this agreement were approximately $60 million and $24 million, respectively. As of December 25, 2005, Spansion Japan was not in compliance with certain financial covenants in this agreement, but has obtained a waiver from the lessors.

On September 15, 2003, the Company entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of approximately $79 million of cash proceeds. Upon execution of the agreement, the equipment had a net book value of approximately $78 million. As the lease agreement contained a bargain purchase option, the Company accounted for the leaseback transaction as a capital lease. This transaction did not result in a significant gain or loss. As of December 26, 2004 and December 25, 2005, the outstanding lease obligations under this agreement were approximately $42 million and $15 million, respectively.

On September 26, 2003, Spansion Japan entered into a sale-leaseback transaction with a third-party financial institution for certain equipment in the amount of approximately 7 billion yen (approximately $63 million on September 26, 2003) of cash proceeds. Upon execution of the agreement, the equipment had a net book value of approximately $64 million. As the present value of the minimum lease payments was more than 90 percent of the fair values of the equipment at the inception of the lease, the Company accounted for the leaseback transactions as a capital lease. This transaction did not result in a significant gain or loss. As of December 26, 2004 and December 25, 2005, the outstanding lease obligations under this agreement were approximately $39 million and $17 million, respectively.

On March 17, 2004, Spansion Japan entered into sale-leaseback transactions with a third-party financial institution for certain equipment in the amount of 3 billion yen (approximately $27 million on March 17, 2004) of cash proceeds. Upon execution of the agreement, the equipment had a net book value of approximately $26 million. As the present value of the minimum lease payments was more than 90 percent of the fair values of the equipment at the inception of the lease, the Company accounted for the leaseback transactions as a capital lease. This transaction did not result in a significant gain or loss. As of December 26, 2004 and December 25, 2005, the outstanding lease obligation under this agreement was approximately $21 million and $11 million, respectively.

On June 30, 2004, Spansion Japan entered into sale-leaseback transactions with a third-party financial institution for certain equipment in the amount of 748 million yen (approximately $7 million on June 30, 2004) of cash proceeds. Upon execution of the agreement, the equipment had a net book value of approximately $7 million. As the present value of the minimum lease payments was more than 90 percent of the fair values of the equipment at the inception of the lease, the Company accounted for the leaseback transaction as a capital lease. As of December 26, 2004 and December 25, 2005, the outstanding lease obligation under this agreement was approximately $6 million and $3 million, respectively.

In the fiscal quarter ended December 25, 2005, the Company entered into sale-leaseback transactions with a third-party financial institution for certain for certain semiconductor manufacturing equipment in the amount of approximately $104 million. These transactions did not result in significant gains or losses. As the term on the leaseback transaction is more than 75 percent of the remaining estimated economic life of the equipment, the Company accounted for the leaseback transaction as a capital lease. As of December 25, 2005, the outstanding lease obligations under this agreement were approximately $84 million.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

In January 2005, Spansion Japan entered into a sale-leaseback transaction for certain semiconductor manufacturing equipment in the amount of approximately 8.2 billion yen (approximately $78 million based on the exchange rates as of January 7, 2005). This transaction did not result in a significant gain or loss. At the expiration of the lease term, Spansion Japan has the option to purchase the equipment at an agreed upon price which the Company believes to be a bargain purchase option. In addition, Spansion Japan can renew the lease if the lessor and Spansion Japan both agree upon the renewal terms not later than six months prior to the expiration of the lease term. The Company accounted for this lease as a capital lease as it met the bargain purchase option criterion under FASB Statement No. 13, “Accounting for Leases.”

During the term of the lease, Spansion Japan is required to comply with the following financial covenants determined using accounting principles generally accepted in Japan:

•	Ensure that assets exceed liabilities as of the end of each fiscal year and each six-month (mid-year) period;

•	maintain net adjusted tangible assets (as defined in the agreement) at an amount not less than 60 billion yen (approximately $572 million and $516 million as of January 7, 2005 and December 25, 2005) as of the last day of each fiscal quarter;

•	maintain total net income plus depreciation of 21,125 million yen as of the last day of fiscal year 2005 and 19,550 million yen as of fiscal 2006 (approximately $201 million and $186 million, respectively, as of January 7, 2005 and approximately $182 million and $168 million as of December 25, 2005); and

•	ensure that as of the last day of each of fiscal 2005 and fiscal 2006, the ratio of (a) net income plus depreciation to (b) the sum of interest expenses plus the amount of agreed repayments plus maintenance capital expenditures for its facilities located in Aizu-Wakamatsu, Japan, for such period is not less than 120 percent.

Because the amounts under the agreements referenced above are denominated in yen, the dollar amounts stated above are subject to change based on applicable exchange rates. The Company used the exchange rates as of January 7, 2005 and December 25, 2005 to translate the amounts denominated in yen into U.S. dollars. As of December 25, 2005, the outstanding lease obligations under the agreements were approximately $52 million (See Note 17). As of December 25, 2005, Spansion Japan was not in compliance with certain financial covenants in this agreement, but has obtained a waiver from the lessor.

As of December 26, 2004 and December 25, 2005 the Company had aggregate outstanding capital lease obligations of approximately $184 million and $216 million, respectively. Obligations under these lease agreements are collateralized by the assets leased and are payable through 2009. Leased assets consist principally of machinery and equipment.

The gross amount of assets recorded under capital leases totaled approximately $360 million and $396 million as of December 26, 2004 and December 25, 2005, respectively and accumulated amortization of these leased assets was approximately $157 million and $229 million as of December 26, 2004 and December 25, 2005, respectively. These leased assets are included in the related property, plant and equipment category. Amortization of assets recorded under capital leases is included in depreciation expense. AMD has guaranteed approximately $87 million and $36 million of the Company’s aggregate outstanding capital lease obligations as of December 26, 2004 and December 25, 2005, respectively. Fujitsu has guaranteed approximately $47 million and $18 million of the Company’s aggregate outstanding capital lease obligations as of December 26, 2004 and December 25, 2005, respectively.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Future Debt Obligations and Capital Leases Obligations

For each of the next five years and beyond, the Company’s debt and capital lease obligations outstanding as of December 25, 2005 are as follows:

	Debt Obligations to Related Parties	Other Debt	Capital Leases	Total
	(in thousands)
Fiscal 2006	$21,638	$103,041	$120,260	$244,939
Fiscal 2007	1,526	30,975	75,134	107,635
Fiscal 2008	1,526	—	27,321	28,847
Fiscal 2009	255	—	16,580	16,835
Fiscal 2010	—	—	—	—
2011 and beyond	175,000	250,000	—	425,000

	199,945	384,016	239,295	823,256
Less: amount representing interest	—	—	23,400	23,400
Less: amount representing discount	16,030	24,213	—	40,243

Total at present value	$183,915	$359,803	$215,895	$759,613

9.    Guarantees of Company Debt by Members/Related Parties

The following tables summarize the amounts guaranteed by AMD and Fujitsu related to the underlying liabilities of the Company:

Liabilities Guaranteed by AMD

	Dec. 26, 2004	Dec. 25, 2005
	(in thousands)
July 2003 Spansion term loan guarantee	$26,759	$—
Spansion capital lease guarantees	87,303	35,851
Spansion operating lease guarantees	24,414	7,071

Total debt guaranteed by AMD	$138,476	$42,922

Liabilities Guaranteed by Fujitsu

	Dec. 26, 2004	Dec. 25, 2005
	(in thousands)
July 2003 Spansion term loan guarantee	$17,840	$—
Spansion Japan term loan guarantee (1)	127,389	72,274
Spansion capital lease guarantees	46,880	18,184
Spansion operating lease guarantees	4,767	722

Total debt guaranteed by Fujitsu	$196,876	$91,180

(1)	AMD agreed to reimburse Fujitsu 60 percent of any amount paid by Fujitsu under its guarantee of this loan.

The amounts above represent the principal amounts of the underlying obligations guaranteed by AMD and Fujitsu and are exclusive of obligations for interest, fees and expenses.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

10.    Commitments

Certain equipment and facilities are leased under various operating leases expiring at various dates through the year 2009. Certain of these leases contain renewal options. Rental expense was $16.6 million, $30.6 million and $35.7 million for the nine month period ended December 28, 2003, and for the years ended December 26, 2004 and December 25, 2005, respectively.

Future minimum lease payments under operating leases and unconditional commitments to purchase manufacturing supplies and services as of December 25, 2005 are as follows:

	Operating Leases	Unconditional Purchase Commitments
	(in thousands)
Fiscal 2006	$18,323	$40,719
Fiscal 2007	11,209	26,639
Fiscal 2008	4,656	15,285
Fiscal 2009	15	1,344
Fiscal 2010	—	—

	$34,203	$83,987

In June 2002, AMD and Fujitsu entered into a non-exclusive, perpetual license to manufacture and distribute a third-party company’s patented technology. AMD and Fujitsu agreed to pay this third-party company a running royalty based on AMD’s and Fujitsu’s annual cumulative net sales on the sale of products containing this technology. The royalty is triggered only if annual cumulative sales targets are met. The license to manufacture and distribute these products was assigned to the Company as of September 1, 2003. The Company did not meet the minimum requirements to trigger royalty payments in fiscal 2004. Royalty related to the sale of products containing this license was not significant in fiscal 2005.

11.    Interest and Other Income (Expense), Net

	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Year Ended Dec. 25, 2005
	(in thousands)
Interest income	$917	$2,708	$3,017
Other income (expense), net	418	490	156

	$1,335	$3,198	$3,173

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

12.    Income Taxes

The provision (benefit) for income taxes consists of:

	Nine Months Ended Dec. 28, 2003	Year Ended Dec. 26, 2004	Year Ended Dec. 25, 2005
	(In thousands)
Current:
U.S. Federal	$—	$—	$3,826
U.S. State and Local	—	—	150
Foreign National and Local	3,983	21,207	1,105

	3,983	21,207	5,081
Deferred:
U.S. Federal	—	—	(2,637)
U.S. State and Local	—	—	(959)
Foreign National and Local	(8,403)	(35,220)	(24,111)

	(8,403)	(35,220)	(27,707)

Benefit for income taxes	$(4,420)	$(14,013)	$(22,626)

Pre-tax losses from foreign operations were $2 million for the nine months ended December 28, 2003, $0.7 million for the year ended December 26, 2004 and $41 million for the year ended December 25, 2005.

Deferred income taxes reflect the net tax effects of tax carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting and the balances for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities as of December 26, 2004 and December 25, 2005 are as follows:

	Dec. 26, 2004	Dec. 25, 2005
	(In thousands)
Deferred tax assets:
Net operating loss carryovers	$1,181	$73,579
Deferred distributor income	—	14,432
Inventory valuation	31,648	13,639
Accrued expenses not currently deductible	21,180	12,676
Pension benefits	8,421	957
Fixed assets	16,017	24,254
Federal tax credit carryovers	—	1,990
Other	—	949

Total deferred tax assets	78,447	142,476
Less: valuation allowance	14,203	63,920

	64,244	78,556
Deferred tax liabilities:
Property, plant and equipment	(79,869)	(50,770)
Capitalized interest	—	(4,924)
Unrealized gain on investments	—	(2,552)
Unrealized gain on balance sheet translation	—	(3,482)
Other	—	(4,746)

Total deferred tax liabilities	(79,869)	(66,474)

Net deferred tax assets (liabilities)	$(15,625)	$12,082

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

The valuation allowance increased by $5.0 million in 2003 for pension benefits net of utilization of tax carryforwards in China. The net valuation allowance decreased by $6.1 million in 2004 due to the realization of pension benefits and the utilization of tax loss carryforwards in China. In 2005, the valuation allowance increased by $50 million primarily due to losses incurred in the U.S. and an increase in reinvestment allowances in Malaysia. Approximately $0.5 million of the valuation allowance is for the stock option deduction arising from activity under Company’s stock option plans, the benefits of which will increase capital in excess of par when realized.

As of December 25, 2005, the Company had federal and state net operating loss carryforwards of approximately $157 million and $19 million respectively. These net operating losses, if not utilized, expire from 2023 to 2025. The Company had foreign net operating loss carryforwards of approximately $44 million that will expire in 2012. The Company also has federal tax credit carryforwards of $1.7 million which expire from 2023 to 2025 and foreign tax credits of $0.3 million which expire in 2015.

The table below displays the reconciliation between statutory federal income taxes and the total provision (benefit) for income taxes. For purposes of the reconciliation between the provision (benefit) for income taxes and the effective rate for the period prior to the IPO in the year ended December 25, 2005 and earlier periods, a notional U.S. rate of 35 percent is applied.

	Tax	Rate
	(in thousands)
Nine Months Ended December 28, 2003
Provision at U.S. notional statutory rate	$(46,677)	35.0%
Losses not subject to U.S. notional income tax	45,947	(34.5)%
Foreign income at other than U.S. rates	(8,691)	6.5%
Valuation allowance	5,001	(3.7)%

Benefit for income taxes	$(4,420)	3.3%

Year Ended December 26, 2004
Provision at U.S. notional statutory rate	$(11,801)	35.0%
Losses not subject to U.S. notional income tax	11,571	(34.3)%
Foreign income at other than U.S. rates	(7,680)	22.8%
Valuation allowance	(6,103)	18.1%

Benefit for income taxes	$(14,013)	41.6%

Year Ended December 25, 2005
Statutory federal income tax expense	$(114,360)	35.0%
State taxes, net of federal benefit	150	(0.1)%
Foreign income at other than U.S. rates	(8,500)	2.6%
U.S. net operating losses not benefited	100,084	(30.6)%

Benefit for income taxes	$(22,626)	6.9%

The Company has made no provision for U.S. income taxes on approximately $373 million of cumulative undistributed earnings of certain foreign subsidiaries at December 25, 2005 because it is the Company’s intention to reinvest such earnings. If such earnings were distributed, the Company would accrue additional income tax expense of approximately $46 million.

The American Jobs Creation Act of 2004 allows a special one-time deduction for dividends received on the repatriation of certain foreign earnings to U.S. taxpayers. The Company does not anticipate making such a repatriation dividend during the qualifying time period.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

13.    Stock-Based Incentive Compensation Plans

The Company has reserved 9,500,000 shares of Class A common stock available for issuance under the Company’s 2005 Equity Incentive Plan in the form of equity awards, including incentive and nonqualified stock options and restricted stock units. The 2005 Equity Incentive Plan is administered by the compensation committee of the Company’s board of directors, and that committee has the authority to, among other things, grant awards, accelerate or extend the vesting or exercisability of awards and determine the date of grant of an award. Shares that are subject to or underlie awards which expire or for any reason are cancelled, terminated or forfeited, or fail to vest will again be available for grant under the plan. The maximum term of the options will be 10 years from the date of grant and the exercise price of each option will be determined under the applicable terms and conditions as approved by the committee.

The 2005 Equity Incentive Plan provides that awards may be granted to an officer or employee, consultant or advisor of the Company or its subsidiaries; provided that, the incentive stock options granted under the plan may only be granted to employees of the Company or its subsidiaries. The exercise price of each incentive stock option will be required to be not less than 100 percent of the fair market value of our common stock on the date of grant and to be not less than 110 percent if such options are granted to persons who have more than 10 percent of the total voting power of all classes of our stock.

The 2005 Equity Incentive Plan provides for payment of the exercise price of options in the form of, among other things, cash, services rendered, notice and third party payments as authorized by the committee, delivery of shares of common stock and cashless exercise with a third party who provides financing for the purposes of the purchase or exercise of the award.

The committee may, in its discretion, accelerate vesting of the awards under the plan under certain circumstances, including:

•	the acquisition by a person other than AMD or its affiliates of more than 33 percent of either the then outstanding shares of our common stock or the combined voting power entitled to vote in the election of directors, except for any such acquisition by Fujitsu or its affiliates so long as such level of ownership is (1) less than AMD’s level of ownership in such securities and (2) not more than 40 percent of our outstanding shares of our common stock or the combined power entitled to vote in the election of directors;

•	change in the control of the majority of the board of directors; and

•	the consummation of a reorganization, share exchange, merger, consolidation, or a sale or other dispositions of all or substantially all of our assets.

The Company granted options to purchase 1,949,750 shares of the Company’s Class A common stock under its 2005 Equity Incentive Plan on the date of the Company’s IPO at an exercise price equal to the initial offering price of the stock of $12.00 per share. These options vest ratably over a period of four years and expire if not exercised by the 7th anniversary of the grant date. No other stock option grants, cancellations or exercises have occurred through the year ended December 25, 2005.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Shares Available to Grant

Number of awards available for grant under the 2005 Equity Incentive Plan:

December 25, 2005
Amounts reserved for grant	9,500,000
Stock options granted through December 25, 2005	(1,949,750)
Restricted stock awards granted through December 25, 2005	(3,604,090)

Remaining amounts available for grant	3,946,160

14.    Employee Benefit Plans

Employee Pension Benefits

Certain employees of Spansion Japan were enrolled in a defined benefit pension plan and/or a lump-sum retirement benefit plan sponsored by Fujitsu. The Company, by agreement with Fujitsu, is required to fund those proportional benefit obligations attributable to the Company’s employees enrolled in these plans as of June 30, 2003. Until September 1, 2005, the Company accounted for its participation in these plans as multiemployer plans wherein the expense recorded for the plans was equal to its annual cash contributions. The Company recorded estimated pension expense of approximately $7.0 million, $7.5 million and $5.7 million for the nine-month period ended December 28, 2003 and the years ended December 26, 2004 and December 25, 2005, respectively. There were no unpaid contributions for nine-month period ended December 28, 2003 and the years ended December 26, 2004 and December 25, 2005.

Historically, the Fujitsu pension plan included a substitutional portion which was based on the pay-related part of old-age pension benefits prescribed by the Japan Welfare Pension Insurance Law (JWPIL) and is similar to Social Security benefits in the United States. Benefits under the substitutional portion are calculated based on a standard remuneration schedule determined by the JWPIL. In 2001, the JWPIL was amended to allow employers to transfer the substitutional portion of employer pension plans back to the Japanese government. The transfer process takes place in four distinct phases. In Phase I, an agreement of separation and transfer is obtained from covered employees and subsequent application is made to the Japanese government for the transfer. In Phase II, the Japanese government either approves or denies the application. Upon receipt of approval, the employer is relieved of the pension obligation related to future employee service under the substitutional portion of the plan. The employer then resumes making contributions to Japanese government. In Phase III, a second application is made to the Japanese government to relieve the employer of the pension obligation related to past employee service. In Phase IV, the Japanese government gives final approval for the separation. Upon receipt of approval, the employer is relieved of its obligation for past employee service under the substitutional portion. Plan assets related to the substitutional portion are then transferred to the Japanese government.

As of December 26, 2004, the Company recorded an accrued pension liability associated with its pending withdrawal from the Fujitsu plans of approximately $23.6 million. The amount of accrued pension liability recorded included an estimate of a minimum pension liability arising from the underfunded status of the Fujitsu plans. As of December 26, 2004, the estimate of the minimum pension liability was approximately $7.7 million, net of taxes of approximately $5.4 million. The estimates and assumptions the Company used to record its liability were based on the best available data and its then current understanding of the assets and liabilities that would be assigned to the Company.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Establishment of Spansion Japan Pension Plan

Through an arrangement with Fujitsu, the Company was scheduled to withdraw from the plans by no later than the end of 2005 and assume the pension obligation associated with its own employees. On June 29, 2005, Spansion Japan (or the Company) filed an application to form its own corporate pension plan with the Japanese Ministry of Health, Labor and Welfare. On September 1, 2005, the Company adopted the new Spansion Japan pension plan and changed the formula to a cash balance formula. On September 9, 2005, the plan was approved by the Japanese government. The Company transitioned into a non-contributory defined benefit pension plan for certain employees of Spansion Japan. The new pension plan has two components. The first component provides a lump-sum payment, or twenty-year certain annuity or twenty-year guaranteed life annuity. The second component consists of a lump-sum payment or an optional period certain annuity. Participants have the option to choose a cash payment in lieu of participation in the second component. The effective date of the plan is September 1, 2005. Assets and obligations have been transferred from the Fujitsu Group Employee Pension Fund (“EPF”) to the newly adopted Spansion Japan pension plan.

As of December 25, 2005, the new Spansion Japan pension plan had Accumulated Benefit Obligation (ABO) and Projected Benefit Obligation (PBO) of approximately $76 million. As part of the transfer of benefits from the EPF, the new Spansion Japan pension plan also received approximately $49 million in pension assets directly from the EPF trust.

As a result of the adoption of the plan and amendment to a cash balance formula on September 1, 2005, a prior service cost base was established for approximately $13 million, an unrecognized net loss base was established for approximately $8 million, and an additional minimum liability was recognized for $20 million.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

The below tables summarizes the funded status of the plan as well as components of the additional minimum liability as of December 25, 2005:

Dec. 25, 2005
(in millions)
Change in Projected Benefit Obligation
Benefit obligation at September 1, 2005	$(82)
Service cost	(2)
Interest cost	—
Plan participants’ contributions	—
Amendments	—
Actuarial gain (loss)	7
(Divestiture) Acquisition	—
Benefits paid	1

Benefit obligation at December 25, 2005	$(76)

Change in Fair Value of Plan Assets
Fair value of plan assets at September 1, 2005	$49
Actual return on plan assets	1
(Divestiture) Acquisition	—
Employer contribution	15
Plan participants’ contributions	—
Benefits paid	(1)
Other increases (decreases)	—

Fair value of plan assets at December 25, 2005	$64

Reconciliation of Funded Status	Sept. 1, 2005	Dec. 25, 2005
	(in millions)
Accumulated benefit obligation	$(82)	$(76)
Projected benefit obligation	(82)	(76)
Fair value of assets	49	64

Funded status	(33)	(12)
Unrecognized net actuarial loss	8	2
Unrecognized prior service cost	13	12

(Accrued) prepaid benefit cost	$(12)	$2

Unfunded accumulated benefit obligation	$(33)	$(12)

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

As this is the first year of the plan, no prior asset measurement exists. As of December 25, 2005, the plan had approximately $64 million in assets.

	Sept. 1, 2005	Dec. 25, 2005
	(in millions)
Liabilities
(Benefit) accrued pension cost	$(13)	$2
Additional minimum liability	(20)	(14)

Total accrued pension cost	(33)	(12)

Assets
Prepaid pension cost	—	—
Intangible assets	13	11

Total assets	13	11
Accumulated other comprehensive income	8	2

Accrued benefit cost	$(28)	$(3)

The below table summarizes the weighted average assumptions used for purposes of calculating the benefit obligations as of September 1, 2005 and December 25, 2005:

	Sept. 1, 2005	Dec. 25, 2005
Discount rate	1.50%	2.00%
Average rate of compensation increase	2.70%	2.70%
Cash balance interest crediting rate	1.50%	2.00%

The below table summarizes the components of the net periodic pension expense from September 1, 2005 to December 25, 2005:

Period from Sept. 1, 2005 to Dec. 25, 2005
(in millions)
Service cost	$1.6
Interest cost	0.4
Expected return on plan assets	(0.5)
Amortization of transition obligation (asset)	—
Amortization of prior service cost	0.2
Amortization of net loss (gain)	—

Total net periodic pension expense	$1.7

The below table summarizes the weighted average assumptions used for purposes of calculating the net periodic pension expense for the period ended December 25, 2005:

Dec. 25, 2005
Discount rate	1.50%
Expected long-term return on plan assets	2.50%
Average rate of compensation increase	2.70%
Cash balance interest crediting rate	1.50%

The assumed rate of compensation increase varies based on age from 5.49 percent at age 18 and gradually decreases to 0 percent at age 59. All participants are assumed to retire at age 60.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

The long-term-rate-of-return on plan assets is 2.50 percent. This assumption was determined using the building block approach based upon the best estimate range of equity securities earning 3.0 percent to 4.0 percent and debt securities earning 1.5 percent to 2.0 percent, as summarized below:

Asset Category	Percentage of Plan Assets	Expected Return by Asset Class	Percentage of Plan Assets
Equity securities	40%	3.50%	1.40%
Debt securities	57%	1.93%	1.10%
Cash	3%	0%	0%

Total	100%		2.50%

The Company uses Japanese government bonds for setting the discount rate. Japanese government 20-year bonds currently yield in the 2.0 percent range. Due to the current yield on the Japanese government 20-year bonds, the Company believes that a discount rate of 2.0 percent is appropriate as of December 25, 2005.

Spansion Pension Plan weighted-average asset allocations by asset category at December 25, 2005 and September 1, 2005 are as follows:

Asset Category	Sept. 1, 2005	Dec. 25, 2005
Equity securities	40%	46%
Debt securities	57%	51%
Cash	3%	3%

Total	100%	100%

No plan assets are invested in employer securities and no future benefits are currently covered by insurance contracts issued by the insurer or related parties.

The pension plan’s investment policy is to invest in assets to best match liabilities and minimize underfunding and risks to the employer related to additional pension contributions. The Company is not currently anticipating investing in non-traditional investments.

The Company expects to contribute $11.2 million to the new Spansion Japan pension plan during the fiscal year ending December 31, 2006.

The plan was not accounted for under single employer plan accounting; therefore, no prior calculation of net period pension expense was completed. However, in prior years, pension expense was recognized equal to cash contributions for the year.

The below table summarizes the benefits expected to be paid under the new Spansion Japan pension plan in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter:

Fiscal Year	Expected Benefit Payments
2006	$364,000
2007	$458,000
2008	$579,000
2009	$672,000
2010	$872,000
2011-2015	$6,590,000

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Profit Sharing Program

Effective June 30, 2003 and through the end of fiscal 2005, the Company elected to participate in AMD’s profit sharing program. Under the plan, the Company can allocate profit sharing contributions quarterly in any quarter in which there is an operating profit. Eligible employees who have worked with the Company for three months or more may participate in this program. Profit sharing expense under this plan was approximately $1.1 million, $3.3 million and $0 million for the nine-month period ended December 28, 2003 and for the years ended December 26, 2004 and December 25, 2005, respectively.

Retirement Savings Plan

Effective June 30, 2003 and through the end of fiscal 2005, the Company elected to participate in AMD’s retirement savings plan, commonly known as a 401(k) plan. The plan allows the Company’s U.S. employees to contribute up to 100 percent of their pre-tax salary subject to Internal Revenue Service limits. The Company matches employee contributions at a rate of 50 cents on each dollar of the first six percent of participants’ contributions, to a maximum of three percent of eligible compensation. The Company’s matching contributions to the 401(k) plan were approximately $1.5 million, $3.7 million and $4.3 million for the nine-month period ended December 28, 2003 and the years ended December 26, 2004 and December 25, 2005, respectively.

15.    Segment Reporting

The Company operates and tracks its results in one reportable segment. The Company designs, manufactures and markets Flash memory products for the wireless and embedded markets.

Geographical revenue information is based on the customer’s bill-to location. The following table presents a summary of net sales by geographic areas for the periods presented:

	Nine Months Ended Dec. 28, 2003	Year ended Dec. 26, 2004	Year ended Dec. 25, 2005
	(in thousands)
United States (net sales to AMD)	$650,097	$1,211,033	$1,114,150
Japan (net sales to Fujitsu)	543,115	1,051,194	888,655

Total	$1,193,212	$2,262,227	$2,002,805

Long-lived assets information is based on the physical location of the assets at the end of each fiscal year. The following table presents a summary of long-lived assets by geography:

	Dec. 26, 2004	Dec. 25, 2005
	(in thousands)
United States	$675,606	$744,026
Japan	880,920	578,676
Other countries	257,188	265,061

	$1,813,714	$1,587,763

16.    Change in Capital Structure

In connection with the Company’s IPO, the Company was converted from a limited liability company to a corporation. The Company’s authorized capital stock consists of 714,999,998 shares of Class A common stock,

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

par value $0.001 per share, one share of Class B common stock, par value $0.001 per share, one share of Class C common stock, par value $0.001 per share, 35,000,000 shares of Class D common stock, par value $0.001 per share and 50,000,000 shares of Preferred Stock, par value $0.001 per share.

Common Stock

Upon the completion of the IPO, there were 95,793,402 shares of Class A common stock issued and outstanding, one share of Class B common stock issued and outstanding and beneficially held by AMD, one share of Class C common stock issued and outstanding and beneficially held by Fujitsu and 32,352,934 shares of Class D common stock issued and outstanding and beneficially held by Fujitsu.

Except as described below or as required by law, the holders of the Company’s common stock are entitled to one vote per share on all matters to be voted on by stockholders and shall vote together as a single class. Stockholders are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors. Amendments to the Company’s certificate of incorporation that would alter or change the powers, preferences or special rights of any class of the Company’s common stock, so as to affect the holders of such class adversely, must be proposed in a resolution adopted by the Company’s board of directors, declaring its advisability, and must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Holders of the Company’s Class A common stock have the right to vote to elect four Class A directors. AMD has the right to vote its share of Class B common stock to elect two Class B directors and Fujitsu has the right to vote its share of Class C common stock to elect one Class C director. The number of directors to be elected by holders of Class B common stock or Class C common stock is dependent on such holder’s aggregate ownership interest in the Company, as set forth in the Company’s certificate of incorporation. Holders of the Company’s Class D common stock have no right to elect any directors.

Certain restrictions and obligations have been placed on AMD and Fujitsu and on their respective shares of the Company’s common stock, that pertain to the management and governance of the Company (the Stockholders Agreement). Pursuant to the Stockholders Agreement, AMD and Fujitsu agree to vote all shares of common stock held by them or their affiliates so as to cause:

•	after the conversion of the Class D common stock, the election of each Class A director proposed for election by the Nominating Committee of the Company’s Board;

•	for so long as each of AMD and Fujitsu, or their respective affiliates, own at least 15 percent of the Company’s capital stock on an as converted to a common stock basis, the election of the Company’s Chairman of the Board:

•	to be the Company’s Class C director, subject to approval of a majority of the Company’s Class B directors, until the Company’s 2007 annual stockholders meeting, provided, however, that until the Company’s 2007 annual stockholder meeting (but not thereafter) the holder of Class C Common Stock may, at its discretion select any Class B director, instead of the Class C Director, as the Chairman of the Board;

•	from the Company’s Class B directors, subject to approval of the Company’s Class C director from the Company’s 2007 annual stockholders meeting until the Company’s 2010 annual stockholders meeting; and

•	from either the Company’s Class B directors or Class C director with the right to elect rotating directors every three years between AMD and Fujitsu.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

AMD has also agreed that, until the Class D common Stock is converted into Class A Common Stock, it will vote its shares of Class A Common Stock (or cause such shares to be voted) in the same manner and percentage as the holders of Class A Common Stock with respect to any election of Class A directors.

The Stockholders Agreement with AMD and Fujitsu also provides for certain transfer restrictions. The Stockholders Agreement with AMD and Fujitsu also provides for certain transfer restrictions. Neither stockholder can transfer any shares, except to majority-owned subsidiaries, until the earlier of December 21, 2006 and the conversion of the Class D common stock. In addition, neither AMD nor Fujitsu can transfer shares in an amount equal to or greater than one percent of the then common stock outstanding to any entity whose principal business competes with us, unless first obtaining the consent of the non-transferring stockholder, such consent not to be unreasonably withheld after June 30, 2007. The Stockholders Agreement also includes a right of first refusal for certain transfers pursuant to which each party, upon receipt of an offer by a third party to purchase its holdings of the Company’s common shares, must first give the other party the right to purchase all or part of such shares upon the same terms and conditions. With the exception of board observer rights granted to AMD and Fujitsu, the Stockholders Agreement will terminate when each party’s aggregate ownership interest in the Company’s falls below ten percent.

Although the Company does not anticipate paying dividends on its common stock in the foreseeable future, the Company’s certificate of incorporation provides that the holders of its common stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors, in its discretion, from funds legally available and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. However, the terms of the Company’s current credit arrangements restrict its ability to declare or pay dividends on its common stock. Upon liquidation or dissolution of the Company, subject to prior liquidation rights of the holders of any shares of preferred stock which may be outstanding, the holders of common stock are entitled to receive on a pro rata basis the Company’s remaining assets available for distribution. Holders of the Company’s common stock have no preemptive or other subscription rights, and there are no redemption or sinking fund provisions with respect to such shares.

There are no conversion rights with respect to the Company’s Class A common stock. The Company’s Class B common stock, Class C common stock and Class D common stock are convertible automatically into Class A common stock upon the occurrence of certain events. The Company’s Class B common stock will convert automatically on a one-for-one basis into Class A common stock in the event that AMD’s aggregate ownership interest in the Company falls below ten percent of the outstanding shares of the Company’s capital stock, as calculated on an as-converted to common stock basis, or AMD transfers its share of Class B common stock to any person other than an AMD affiliate. The Company’s Class C common stock will convert automatically on a one-for-one basis into Class A common stock in the event that Fujitsu’s aggregate ownership interest in the Company falls below ten percent of the outstanding shares of the Company’s capital stock, as calculated on an as-converted to common stock basis, or Fujitsu transfers its share of Class C common stock to any person other than a Fujitsu affiliate. The Company’s Class D common stock will convert automatically on a one-for-one basis into Class A common stock upon the earlier of November 22, 2006 and the date upon which the Company’s Board of Directors elects to cause the Class D common stock to convert following a determination that such conversion is in the Company’s best interests. In the event of any such conversion, any rights specifically granted to the holders of Class B common stock, Class C common stock or Class D common stock, as the case may be, shall cease to exist, and the Company will not be authorized to reissue such shares of Class B common stock, Class C common stock or Class D common stock, as the case may be.

In the event of the Company’s merger or consolidation with or into another company in connection with which shares of common stock are converted into or exchangeable for shares of stock or other securities or property (including cash), all holders of common stock, regardless of class, will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

Preferred Stock

The Company’s board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, such as dividend rates, dividend rights, liquidation preferences, voting rights and the number of shares constituting any series and designation of such series which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	restricting dividends on the common stock;

•	diluting the voting power of the common stock;

•	impairing the liquidation rights of the common stock; or

•	delaying or preventing a change of control of Spansion without further action by the stockholders.

17. Subsequent Events

Spansion China Line of Credit

On February 15, 2006, the Company repaid the remaining outstanding principal of $15 million and interest of approximately $121,000 under the Spansion China Line of Credit.

Spansion Penang Loan

In January 2006, this loan was transferred from AMD to a third-party financial institution.

Spansion Japan 2006 Revolving Credit Facility

On December 26, 2005, Spansion Japan entered into an uncommitted revolving credit facility agreement with a certain Japanese financial institution in the aggregate principal amount of up to 3.0 billion yen (or up to approximately $25.5 million as of March 9, 2006). Because the amount subject to the credit facility is denominated in yen, the dollar amount stated above is subject to change based on applicable exchange rates.

Spansion Japan may, pursuant to the terms of the credit facility, borrow amounts in increments of 50 million yen (approximately $425,000 based as of March 9, 2006), which may remain outstanding for up to three months. Amounts borrowed under the credit facility bear interest at a rate equal to the Tokyo Interbank Offered Rate, or TIBOR, at the time of the drawdown, plus a margin of 0.5% per annum.

Pursuant to the terms of the credit facility, Spansion Japan is required, among other things, to submit any annual securities reports, semiannual reports, quarterly reports, extraordinary reports, revision reports, and group reports and accounts prepared by Spansion Japan to the Japanese financial institution.

In addition, Spansion Japan is not permitted, among other things, to:

•	create any security interests or liens on any of its assets, subject to certain exceptions;

•	subordinate the payment of its debt under the credit facility to the payment of any unsecured debts; and

•	enter into any merger, company partition, exchange or transfer of shares, assign all or a part of its business or assets to a third party, or otherwise transfer all or a material part of its assets to a third party, subject to certain exceptions.

Spansion Inc.

Notes to Consolidated Financial Statements—(Continued)

The credit facility shall terminate on December 26, 2006, unless terminated earlier in the event of default, or by either party upon written notice in accordance with the terms of the credit facility.

On December 30, 2005, Spansion Japan borrowed 1.0 billion yen (approximately $8.5 million as of December 30, 2005) under this facility. This amount bears interest at a rate of 0.59 percent and must be repaid no later than March 31, 2006. On January 10, 2006, Spansion Japan borrowed an additional 2.0 billion yen (approximately $17.5 million as of January 10, 2006) under this facility. This amount bears interest at a rate of 0.60 percent and must be repaid no later than April 10, 2006.

Amendment to Lease Agreement

On December 30, 2005, Spansion Japan and a third-party financial institution entered into an amendment agreement, which amended the master lease agreement between Spansion Japan and a third-party financial institution dated as of January 5, 2005. Pursuant to the terms of the amendment, the covenants requiring Fujitsu Limited to hold not less than 40% share ownership in Spansion Japan were deleted (See Note 8).

Termination of Spansion Japan Term Loan

On December 30, 2005, Spansion Japan voluntarily prepaid and terminated the Spansion Japan Term Loan agreement. The outstanding principal and interest on the loan as of December 30, 2005, was approximately 8.4 billion yen (approximately $71.3 million as of December 30, 2005). There were no penalties associated with the prepayment and termination of this loan agreement (See Note 8).

Spansion Japan Revolving Credit Facility

On January 10, 2006, Spansion Japan repaid 5.0 billion yen (approximately $43.7 million as of January 10, 2006) of the principal balance and interest outstanding under this facility. On February 24, 2006, Spansion Japan borrowed 2.0 billion yen (approximately $17.1 million as of February 24, 2006) under this facility. This amount bears interest at the rate of 0.56 percent and must be repaid no later than March 24, 2006 (See Note 8).

Spansion China Bank Enterprise Cooperation Agreement

Subsequent to December 25, 2005, Spansion China borrowed approximately $2.1 million under the U.S. dollar denominated credit facility and approximately RMB 48 million (approximately $5.9 million as of March 7, 2006) under the RMB denominated credit facility. The interest rates for the loans denominated in U.S. dollars range from 5.70 percent to 6.01 percent. The RMB denominated loans bear interest at 5.18 percent (See Note 8).

Spansion Japan Uncommitted Revolving Credit Facility

On December 30, 2005, Spansion Japan borrowed 2.0 billion yen (approximately $17.0 million as of December 30, 2005) under this facility. This amount bears interest at a rate of 0.59 percent and must be repaid no later than March 31, 2006 (See Note 8).

Spansion Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

	Six Months Ended
	Jun. 26, 2005	Jul. 2, 2006
	(in thousands, except per share amounts)
Net sales	$—	$396,735
Net sales to members/related parties (Note 6)	895,556	820,546

Total net sales	895,556	1,217,281

Expenses:
Cost of sales (including $122,570 and $113,323 of expenses to members/related parties)	867,163	976,285
Research and development (including $20,795 and $8,677 of expenses to members/related parties)	145,976	176,358
Marketing, general and administrative (including $37,479 and $17,457 of expenses to members/related parties)	81,525	129,724

Operating loss	(199,108)	(65,086)
Other income (expense):
Gain on sale of marketable securities	—	6,884
Loss on early extinguishment of debt (Note 8)	—	(17,310)
Interest income and other, net	2,064	10,279
Interest expense (including $12,911 and $11,729 of expenses to members/related parties)	(22,211)	(37,185)

Other expense, net	(20,147)	(37,332)

Loss before income taxes	(219,255)	(102,418)
Benefit for income taxes	(24,389)	(1,782)

Net loss	$(194,866)	$(100,636)

Net loss per common share:
Basic and diluted	$(2.69)	$(0.78)
Shares used in per share calculation:
Basic and diluted	72,549	128,311

See accompanying notes

Net loss for the six months ended July 2, 2006 included stock-based compensation expense of $14.2 million, which consisted of $10.5 million related to the Company’s stock options and restricted stock units, and $3.7 million related to AMD stock options granted to the Company’s employees. The Company did not provide stock-based compensation to its employees or third parties and there was no stock-based compensation expense for the six months ended June 26, 2005.

As a result of adopting FASB Statement No. 123(R) on December 26, 2005, the Company’s loss before income taxes and net loss for the six months ended July 2, 2006 was $1.7 million higher than if it had continued to account for its stock options under APB Opinion 25. Basic and diluted loss per share for the six months ended July 2, 2006 was $0.01 higher than if the Company had continued to account for its stock options under Opinion 25. See Notes 2 and 3 to the unaudited condensed consolidated financial statements for additional information.

Spansion Inc.

Condensed Consolidated Balance Sheets

	Dec. 25, 2005(*)	Jul. 2, 2006
		(Unaudited)
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$506,439	$354,531
Marketable securities	219,377	9,862
Trade accounts receivable, net	—	195,035
Trade accounts receivable from related parties, net (Note 6)	404,575	246,214
Other receivables from related parties	14,067	1,861
Inventories:
Raw materials	31,299	40,967
Work-in progress	354,748	362,240
Finished goods	74,096	82,863

Total inventories	460,143	486,070
Deferred income taxes	34,452	6,857
Prepaid expenses and other current assets	33,789	48,784

Total current assets	1,672,842	1,349,214
Property, plant and equipment, net	1,587,763	1,604,172
Deferred income taxes	7,128	7,793
Other assets	34,232	32,048

Total assets	$3,301,965	$2,993,227

Liabilities and Stockholders’ Equity
Current liabilities:
Notes payable to banks under revolving loans	$43,020	$8,739
Accounts payable	280,057	326,909
Accounts payable to related parties (Note 6)	123,801	21,871
Accrued compensation and benefits	51,534	47,161
Accrued liabilities to related parties (Note 6)	21,470	16,763
Other accrued liabilities	35,564	55,666
Income taxes payable	13,058	2,757
Deferred income on shipments to a related party	31,901	409
Deferred income on shipments	—	27,306
Current portion of long-term obligations to related parties (Note 8)	21,638	1,500
Current portion of long-term debt	60,021	30,476
Current portion of long-term obligations under capital leases	108,876	76,886

Total current liabilities	790,940	616,443
Deferred income taxes	29,498	4,031
Long-term accrued liabilities to a related party (Note 3)	8,732	6,663
Long-term obligations to related parties, less current portion (Note 8)	162,277	—
Long-term debt, less current portion	256,762	441,403
Long-term obligations under capital leases, less current portion	107,019	60,373
Other long-term liabilities	24,760	18,348

Commitments and contingencies
Stockholders’ equity	1,921,977	1,845,966

Total liabilities and stockholders’ equity	$3,301,965	$2,993,227

*	Derived from audited financial statements at December 25, 2005.

See accompanying notes

Spansion Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended
	Jun. 26, 2005	Jul. 2, 2006
	(in thousands)
Cash Flows from Operating Activities:
Net loss	$(194,866)	$(100,636)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	281,283	272,429
Loss on early extinguishment of debt	—	17,310
Increase (decrease) in provision for doubtful accounts	262	(312)
(Benefit) provision for deferred income taxes	(22,119)	1,463
Gain on sale and disposal of property, plant, and equipment	(803)	(465)
Gain on sale of marketable securities	—	(6,884)
Compensation recognized under employee stock plans	—	14,231
Amortization on senior subordinated notes and senior notes discounts	—	1,960
Changes in operating assets and liabilities:
Decrease in trade accounts receivable from related parties/members	32,985	159,262
(Increase) decrease in other receivables from related parties/members	(7,536)	12,207
Increase in trade accounts receivable	—	(195,624)
Decrease (increase) in inventories	10,448	(25,925)
Decrease in prepaid expenses and other current assets	(4,816)	(14,995)
Decrease in other assets	578	189
Increase (decrease) in accounts payable and accrued liabilities to related parties/members	42,407	(102,715)
(Decrease) increase in accounts payable and accrued liabilities	(23,421)	66,043
Decrease in accrued compensation and benefits	(3,250)	(9,992)
Decrease in income taxes payable	(19,996)	(10,301)
Decrease in deferred income on shipments to a related party/member	(6,958)	(31,492)
Increase in deferred income on shipments	—	27,306

Net cash provided by operating activities	84,198	73,059

Cash Flows from Investing Activities:
Proceeds from sale of property, plant and equipment	696	2,298
Purchases of property, plant and equipment	(139,302)	(290,940)
Proceeds from maturity and sale of marketable securities	28,550	272,721
Purchases of marketable securities	(10,000)	(63,612)

Net cash used in investing activities	(120,056)	(79,533)

Cash Flows from Financing Activities:
Cash contributions from members/related parties	3,750	—
Cash distribution to related parties for stock-based compensation	(869)	(5,991)
Proceeds from sale-leaseback transactions	78,098	—
Proceeds from borrowings, net of issuance costs	50,528	320,373
Payments on loans from members/related parties	(4,510)	(196,619)
Payments on debt and capital lease obligations	(99,053)	(280,004)

Net cash provided by (used in) financing activities	27,944	(162,241)

Effect of exchange rate changes on cash and cash equivalents	1,121	16,807

Net decrease in cash and cash equivalents	(6,793)	(151,908)
Cash and cash equivalents at the beginning of period	138,188	506,439

Cash and cash equivalents at end of period	$131,395	$354,531

See accompanying notes

Spansion Inc.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1.    Description of Business

Spansion Inc. (Company) is a semiconductor manufacturer headquartered in Sunnyvale, California, with manufacturing, research and development and assembly operations in the United States, Asia and Europe. The Company is dedicated exclusively to developing, designing, manufacturing and selling Flash memory, a critical semiconductor component of many electronic products.

The Company’s Flash memory devices, marketed under the Spansion® and MirrorBit® global brand names, are incorporated into a broad range of electronic products, including mobile phones, consumer electronics, automotive electronics, networking and telecommunications equipment, PC and PC peripheral applications.

Spansion LLC, the former joint venture 60 percent owned by Advanced Micro Devices, Inc. (AMD) and 40 percent owned by Fujitsu Limited (Fujitsu), was reorganized into Spansion Inc. in 2005. Spansion Inc. is the holding company that completed its underwritten initial public offering (IPO) of Class A common stock on December 21, 2005 and Spansion LLC is its wholly owned operating subsidiary.

2.    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying condensed consolidated financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. The condensed consolidated financial statements and notes thereto are unaudited. In the opinion of management, these financial statements contain all adjustments (consisting of normal recurring adjustments) that are necessary for a fair statement of the Company’s operating results, financial position and cash flows. Operating results for the interim periods presented are not necessarily indicative of the results that may be expected for any subsequent interim period or for the year ending December 31, 2006.

The condensed consolidated financial statements include all the accounts of the Company and those of its wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated.

The condensed consolidated financial statements do not include certain financial footnotes and disclosures required under U.S. generally accepted accounting principles for audited financial statements. Therefore, the unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and footnotes thereto for the year ended December 25, 2005 included in the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission (SEC) on March 15, 2006.

The Company uses a 52- to 53-week fiscal year ending on the last Sunday in December. The six months ended June 26, 2005 and July 2, 2006, consisted of 26 weeks and 27 weeks, respectively.

Use of Estimates

The preparation of financial statements and disclosures in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of commitments and contingencies and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Spansion Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Financial Statements Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation.

Stock-Based Compensation

Treatment of AMD Stock Options

Prior to the IPO, the Company did not provide stock-based compensation to its employees or third parties. Subsequent to June 30, 2003, however, certain of the Company’s employees received stock options to purchase shares of AMD common stock from the Company’s then majority member, AMD. The Company accounted for AMD’s stock option grants and restricted stock unit, or RSU, awards to its employees under the intrinsic value recognition and measurement principles of Accounting Principles Board (APB) Opinion 25 “Accounting for Stock Issued to Employees” and related interpretations, consistent with the accounting method followed by AMD for stock options and RSU awards issued to employees of the consolidated AMD group. The exercise price of these stock options was equal to the market price of AMD’s common stock on the date of grant. The Company reimbursed AMD for these stock options based on an agreed amount equal to the grant-date fair value of the stock options calculated using the Black-Scholes-Merton valuation model, less a 15 percent discount (the “grant date fair value”). The Company recorded a liability for amounts due to AMD under this arrangement with a corresponding reduction to additional paid-in capital. Reimbursements to AMD are payable in sixteen equal quarterly installments which commence on the last day of the quarter following the quarter in which the stock options were granted.

Subsequent to the Company’s IPO, these awards are being accounted for under variable fair value accounting following the guidance in Emerging Issues Task Force (EITF) Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Good or Services,” and EITF Issue No. 00-12, “Accounting by an Investor for Stock-Based Compensation Granted to Employee of an Equity Method Investee,” and will continue to be remeasured to their fair value in future periods until they are fully vested.

Spansion Stock-Based Incentive Compensation Plans

Effective December 26, 2005, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 123(R), “Share-Based Payment,” which requires a public entity to reflect on its income statement, instead of pro forma disclosures in its financial footnotes, the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. Statement 123(R) supersedes the Company’s previous accounting under Opinion 25 for periods beginning in fiscal 2006.

The Company adopted Statement 123(R) using the modified prospective transition method, which requires the application of the accounting standard as of December 26, 2005, the first day of the Company’s fiscal year ending December 31, 2006. The Company’s condensed consolidated financial statements as of and for the six months ended July 2, 2006 reflect the impact of Statement 123(R). In accordance with the modified prospective transition method, the Company’s consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of Statement 123(R).

In March 2005, the SEC issued Staff Accounting Bulletin (SAB) No. 107 regarding the SEC’s interpretation of Statement 123(R) and the valuation of share-based payments for public companies. The Company applied the provisions of SAB 107 in its adoption of Statement 123(R).

Spansion Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

The Company estimated the fair value of its stock-based awards to employees using Black-Scholes-Merton option pricing model. Stock-based compensation expense recognized during a period is based on the higher of the grant date fair value of the portion of share-based payment awards that is ultimately expected to vest, or actually vest, during the period. Stock-based compensation expense recognized in the Company’s condensed consolidated statement of operations for the six months ended July 2, 2006 included compensation expense for share-based payment awards granted prior to, but not yet vested as of December 25, 2005 based on the grant date fair value estimated in accordance with the pro forma provisions of Statement 123 and compensation expense for the share-based payment awards granted subsequent to December 25, 2005 based on the grant date fair value estimated in accordance with the provisions of Statement 123(R). Compensation expense for all share-based payment awards was recognized using the straight-line attribution method reduced for estimated forfeitures. The Company does not have sufficient historical forfeiture experience related to its own stock-based awards. Therefore, the Company estimated forfeitures based on AMD’s historical forfeiture rates, as the Company believes these forfeiture rates to be the most indicative of its own expected forfeiture rate. Statement 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information for the periods prior to fiscal 2006, the Company accounted for forfeitures as they occurred.

New Accounting Pronouncements

In June 2006, the FASB ratified Issue No. 06-2 “Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, “Accounting for Compensated Absences.” Issue 06-2 provides guidelines under which sabbatical leave or other similar benefits provided to an employee are considered to accumulate, as defined in Statement 43. If such benefits are deemed to accumulate, then the compensation cost associated with a sabbatical or other similar benefit arrangement should be accrued over the requisite service period. The provisions of this Issue are effective for fiscal years beginning after December 15, 2006 and allow for either retrospective application or a cumulative effect adjustment to accumulated deficit approach upon adoption. The Company is currently evaluating the impact, if any, that the adoption of this Issue will have on its financial statements.

In July 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109.” This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes.” It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosures. It will be effective for fiscal years beginning after December 15, 2006. The provisions of this Interpretation apply to all tax positions upon initial adoption of this Interpretation. Only tax positions that meet the recognition threshold criteria at the effective date may be recognized or continue to be recognized upon adoption of this Interpretation. The cumulative effect applying the provisions of this interpretation will be reported as an adjustment to the opening balance of retained earnings. The Company is currently evaluating the accounting and disclosure requirements of this Interpretation and expects to adopt it as required at the beginning of its fiscal year ending December 30, 2007.

Spansion Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

3.    Stock-Based Compensation

AMD Stock Options

The Company paid AMD approximately $0.9 million and $6.0 million for stock options during the six months ended June 26, 2005 and July 2, 2006. The Company’s outstanding liability to AMD for stock option reimbursements as of July 2, 2006 was approximately $11.7 million, of which $6.7 million is due beyond the next twelve-month period. The Company’s outstanding liability to AMD for stock option reimbursements as of December 25, 2005 was approximately $17.1 million, of which $8.7 million is due beyond the next twelve-month period.

As of July 2, 2006, there were approximately 636,000 unvested AMD stock options and RSU awards that were still held by the Company’s employees, which are currently subject to variable fair value accounting. As of July 2, 2006, the total fair value of these stock options, based on a Black-Scholes-Merton option pricing model, and restricted stock unit awards was approximately $12.2 million. These stock options and RSU awards will generally vest through 2009 and, as a result, will continue to result in remeasured compensation expense each interim and annual reporting period until they are fully vested. Pro forma stock-based compensation expense in accordance with FASB Statement No. 123, “Accounting for Stock-Based Compensation,” related to AMD stock options granted to the Company’s employees was $2.3 million for the six months ended June 26, 2005.

Spansion Stock-Based Incentive Compensation Plans

Plan Description

As of July 2, 2006, the Company had one stock-based incentive plan, the 2005 Equity Incentive Plan, under which 9,500,000 shares of Class A common stock have been reserved and made available for issuance in the form of equity awards, including incentive and nonqualified stock options and RSU awards. The 2005 Equity Incentive Plan is administered by the Compensation Committee of the Company’s Board of Directors, and that committee has the authority to, among other things, grant awards, delegate certain of its powers, accelerate or extend the vesting or exercisability of awards and determine the date of grant of an award. Shares that are subject to or underlie awards that expire or for any reason are cancelled, terminated or forfeited, or fail to vest will again be available for grant under the 2005 Equity Incentive Plan. The maximum term of the stock options will be 10 years from the date of grant and the exercise price of each option will be determined under the applicable terms and conditions as approved by the Compensation Committee.

The 2005 Equity Incentive Plan provides awards that may be granted to an officer or employee, a consultant or advisor, or a non-employee director of the Company or its subsidiaries; provided that, the incentive stock options granted under the 2005 Equity Incentive Plan may only be granted to employees of the Company or its subsidiaries. The exercise price of each incentive stock option will be required to be not less than 100 percent of the fair market value of our Class A common stock on the date of grant (not less than 110 percent if such stock options are granted to persons who have more than 10 percent of the total voting power of all classes of our stock).

Stock options generally vest ratably over a period of four years and expire if not exercised by the seventh anniversary of the grant date. RSU awards have no exercise price or expiration date. RSU awards generally vest over a four-year period, except for awards of 2.3 million shares granted on the date of the Company’s IPO (December 15, 2005), which vested 25 percent on April 28, 2006 and the remainder in equal installments quarterly over the remaining 36 months.

Spansion Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Valuation and Expense Information

The following table sets forth the total recorded stock-based compensation expense, by financial statement caption, resulting from the Company’s stock options and RSU awards under Statement 123(R) for the six months ended July 2, 2006:

Six Months Ended July 2, 2006
(in thousands)
Cost of sales	$5,254
Research and development	2,629
Marketing, general and administrative	2,629

Stock-based compensation expense under Statement 123(R) before income taxes (1)	10,512
Income tax benefit	—

Stock-based compensation expense under Statement 123(R) after income taxes(1)	$10,512

(1)	Stock-based compensation expense under Statement 123(R) does not include the compensation expense of AMD stock options and AMD RSU awards granted to the Company’s employees, which were accounted for under EITF Issue Nos. 96-18 and 00-12, and which will continue to be remeasured to their fair value in future periods until they are fully vested. The compensation expense of these awards was approximately $3.7 million for the six months ended July 2, 2006.

The weighted average fair value of the Company’s stock options granted in the six months ended July 2, 2006, was $7.84 per share. The fair value of each stock option was estimated at the date of grant using a Black-Scholes-Merton option pricing model, with the following assumptions for grants in the six months ended July 2, 2006:

Six Months Ended July 2, 2006
Expected volatility	59.97%
Risk-free interest rate	4.89%

Expected term (in years)	4.59
Dividend yield	0%

The Company’s dividend yield is zero because the Company has never paid dividends and does not have plans to do so over the expected life of the options. The expected volatility is based on the Company’s recent historical volatility and the volatilities of the Company’s competitors who are in the same industry sector with similar characteristics (“guideline” companies) given the lack of historical realized volatility data of the Company. The risk-free interest rate is based on the yield from U.S. Treasury zero-coupon bond with a remaining term equal to the expected stock option life. The expected term is based on the “shortcut approach” provided in SAB 107 for developing the estimate of the expected life of a “plain vanilla” stock option. Under this approach, the expected term is presumed to be the mid-point between the average vesting date and the end of the contractual term.

As of July 2, 2006, the total unrecognized compensation cost related to unvested stock options and RSU awards was approximately $42.7 million after reduction for estimated forfeitures, and such stock options and RSU awards will generally vest ratably through 2010.

Spansion Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Stock Option and Restricted Stock Unit Activity

The following table summarizes stock option activity and related information for the period presented:

	Six Months Ended July 2, 2006
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Options:
Outstanding at the beginning of fiscal 2006	1,949,750	$12.00
Granted	262,500	$14.64
Canceled	(152,344)	$12.00

Outstanding as of July 2, 2006	2,059,906	$12.34	6.50	$7,415,662

Exercisable as of July 2, 2006(1)	35,156	$12.00	6.45	$138,515

There were 35,156 shares vested during the six months ended July 2, 2006, with a total fair value of approximately $241,000.

The aggregate intrinsic value in the preceding table represents the total pretax intrinsic value, based on the Company’s closing stock price of $15.94 as of July 2, 2006, which would have been received by the stock option holders had all stock option holders exercised their stock options as of that date.

The following table summarizes RSU award activity and related information for the period presented:

	Six Months Ended July 2, 2006
	Number of Shares	Weighted- Average Grant-date Fair Value
Restricted Stock Units:
Unvested at the beginning of fiscal year 2006	3,604,090	$12.00
Granted	95,647	$14.88
Canceled	(153,706)	$12.00
Vested	(556,711)	$12.00

Unvested as of July 2, 2006	2,989,320	$12.09

4.    Net Loss Per Share

The Company excluded 16.8 million shares issuable upon the assumed exercise of outstanding Class A common stock options and RSU awards and the assumed conversion of outstanding convertible debentures from the calculation of diluted earnings per share for the six months ended July 2, 2006 because they had an antidilutive effect due to the net losses recorded. The Company had no potential common shares outstanding for the six months ended June 26, 2005.

Spansion Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

5.    Comprehensive Loss

The following are the components of comprehensive loss:

	Six Months Ended
	Jun. 26, 2005	Jul. 2, 2006
	(in thousands)
Net loss	$(194,866)	$(100,636)
Net change in cumulative translation adjustment	(34,544)	17,817
Net change in unrealized gains on marketable securities, net of $0 taxes	—	(7,291)

Total comprehensive loss	$(229,410)	$(90,110)

6.    Related Party Transactions

Prior to the second quarter of fiscal 2006, the Company relied on AMD and Fujitsu as sole distributors of its products. The Company receives services from AMD and Fujitsu, including among others, certain information technology, facilities, logistics, legal, tax, finance, human resources and environmental health and safety services. The charges for these services are negotiated annually between the Company and AMD and Fujitsu based on the Company’s expected requirements and the estimated future costs of the services to be provided. AMD has the right to review the proposed services to be provided by Fujitsu, and Fujitsu has the right to review the proposed services to be provided by AMD. The service charges are billed monthly on net 45 days terms.

The following tables present significant related party transactions and account balances between the Company and AMD (see Note 8 for separate disclosure of debt obligations to related parties):

	Six Months Ended
	Jun. 26, 2005	Jul. 2, 2006
	(in thousands)
Net sales to AMD(1)	$487,548	$336,172

Cost of sales:
Royalties to AMD	$7,375	$3,098
Service fees to AMD:
Cost of sales	$11,321	$2,719
Research and development	12,966	7,289
Marketing, general and administrative	28,343	15,158

Service fees to AMD(2)	$52,630	$25,166

Cost of employees seconded from AMD:
Marketing, general and administrative	$1,088	$—

(1)	In the second quarter of fiscal 2006, the Company began selling its products directly to the customers previously served by AMD.

Spansion Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

(2)	Service fees to AMD are net of reimbursements from AMD for services provided to AMD by the Company.

	Dec. 25, 2005	Jul. 2, 2006
	(in thousands)
Trade accounts receivable from AMD, net of allowance for doubtful accounts	$205,351	$41,195
Other receivables from AMD	$13,850	$1,861
Accounts payable to AMD	$97,844	$1,838
Royalties payable to AMD	$6,384	$3,097
Accrued liabilities to AMD	$17,434	$11,650

The following tables present the significant related party transactions and account balances between the Company and Fujitsu (see Note 8 for separate disclosure of debt obligations to related parties):

	Six Months Ended
	Jun. 26, 2005	Jul. 2, 2006
	(in thousands)
Net sales to Fujitsu	$408,008	$484,374

Cost of sales
Royalties paid to Fujitsu	$7,375	$3,098
Other purchases of goods and services from Fujitsu and rental expense to Fujitsu	$33,831	$59,779
Subcontract manufacturing purchases from Fujitsu	$19,255	$7,547
Commercial die purchases from Fujitsu	$40,983	$35,880

Service fees to Fujitsu:
Cost of sales	$1,688	$1,176
Research and development	3,584	1,326
Marketing, general and administrative	6,113	2,205

Service fees to Fujitsu	$11,385	$4,707

Cost of employees seconded from Fujitsu:
Cost of sales	$742	$26
Research and development	4,245	61
Marketing, general and administrative	1,935	95

Cost of employees seconded from Fujitsu	$6,922	$182

Spansion Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

	Dec. 25, 2005	Jul. 2, 2006
	(in thousands)
Trade accounts receivable from Fujitsu	$199,224	$205,019
Other receivables from Fujitsu	$217	$—
Accounts payable to Fujitsu	$25,957	$20,033
Royalties payable to Fujitsu	$6,384	$3,097
Accrued liabilities to Fujitsu	$—	$5,582

The Company licenses certain intellectual property from AMD and Fujitsu in exchange for the payment of royalties to both AMD and Fujitsu. These royalty expenses are recognized in cost of sales. The Company is required to pay AMD and Fujitsu semi-annual royalties based on net sales (minus the costs of commercial die). The royalty as a percentage of sales will decline to zero over a specified time. The term of the agreement expires in 2013.

Fujitsu provides test and assembly services to the Company on a contract basis. Also, the Company purchases commercial die from Fujitsu, which is packaged together with the Company’s Flash memory devices.

Fujitsu seconds certain employees to the Company and the Company pays these employees directly. AMD also seconded certain employees to the Company and the Company reimbursed AMD for the costs of these employees until the fourth quarter of fiscal 2005.

7.    Warranties and Indemnities

The Company offers a one-year limited warranty for its Flash memory products.

Changes in the Company’s liability for product warranties in the six months ended June 26, 2005 and July 2, 2006 are as follows:

	Six Months Ended
	Jun. 26, 2005	Jul. 2, 2006
	(in thousands)
Balance, beginning of period	$600	$1,000
Provision for warranties issued	941	1,684
Settlements	(2,455)	(2,242)
Changes in liability for pre-existing warranties during the period, including expirations	1,514	558

Balance, end of period	$600	$1,000

In addition to product warranties, the Company, from time to time in its normal course of business, indemnifies other parties with whom it enters into contractual relationships, including customers, directors, lessors and parties to other transactions with the Company, with respect to certain matters. The Company has agreed to hold the other party harmless against specified losses, such as those arising from a breach of representations or covenants, third-party infringement claims or other claims made against certain parties. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the limited history of indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim and indemnification provision. Historically, there have been no indemnification claims.

Spansion Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

8.    Debt and Capital Lease Obligations

The Company’s debt and capital lease obligations consist of:

	Dec. 25, 2005	Jul. 2, 2006
	(in thousands)
Debt obligations to related parties:
Spansion China Line of Credit	$15,000	$—
Spansion Penang Loan	4,833	—
Spansion Penang Building Loan	5,112	—
Senior Subordinated Notes	158,970	—
Promissory Note	—	1,500

Total debt obligations to related parties	183,915	1,500
Debt obligations to third parties:
Spansion Japan Term Loan	72,274	—
Spansion China Bank Enterprise Cooperation Revolver	18,722	33,660
Spansion Japan Revolving Credit Facility	43,020	—
Senior Notes	225,787	227,032
Spansion Penang Loan	—	4,186
Spansion Japan 2006 Merged Revolving Credit Facility	—	8,739
Exchangeable Senior Subordinated Debentures	—	207,000
Obligations under capital leases	215,895	137,260

Total debt obligations to third parties	575,698	617,877

Total debt obligations	759,613	619,377
Less: current portion	233,555	117,601

Long-term debt and capital lease obligations, less current portion	$526,058	$501,776

New Debt and Capital Lease Obligations and Activity for the Six Months Ended July 2, 2006:

Debt Obligations to Related Parties

Spansion China Line of Credit

On February 15, 2006, the Company repaid the remaining outstanding principal of $15.0 million and accrued interest of approximately $121,000 to AMD under the Spansion China Line of Credit.

Spansion Penang Loan

In January 2006, AMD’s loan to Spansion Penang, more fully described under “Debt Obligations to Third Parties—Spansion Penang Loan” below, was transferred from AMD to a third-party financial institution. The loan bears a fixed annual interest rate of 5.9 percent and is payable in equal, consecutive, monthly principal and interest installments through February 2009.

Spansion Penang Building Loan

On June 28, 2006, the Company repaid AMD the remaining outstanding principal of approximately 19.3 million Malaysian ringgit (approximately $5.4 million based on the exchange rate as of June 28, 2006) under the Spansion Penang Building Loan.

Spansion Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Senior Subordinated Notes

On June 12, 2006, the Company repurchased and cancelled the 12.75% Senior Subordinated Notes. The Company recognized a loss on early extinguishment of debt of approximately $17.3 million as a result of the repurchase of these notes. The loss included the write-off of debt issuance costs of approximately $2.0 million and the write-off of unamortized discount of approximately $15.3 million.

Promissory Note

On February 27, 2006, the Company purchased a software license from AMD and, as payment, the Company issued a $3.0 million promissory note to AMD. As of July 2, 2006, the Company has repaid $1.5 million of the principal of the promissory note. The remaining balance of $1.5 million is due in three quarterly principal installments of $500,000.

Debt Obligations to Third Parties

Spansion Japan Term Loan

On December 30, 2005, Spansion Japan voluntarily prepaid and terminated the Spansion Japan Term Loan agreement. There were no penalties associated with the prepayment and termination of this loan agreement.

Spansion Japan Uncommitted Revolving Credit Facility

On December 30, 2005, Spansion Japan borrowed 2.0 billion yen (approximately $17.0 million as of March 26, 2006) under its uncommitted revolving credit facility agreement with a Japanese financial institution. Spansion Japan repaid the principal balance and interest outstanding under this facility on March 31, 2006.

Spansion Japan 2006 Revolving Credit Facility

On December 26, 2005, Spansion Japan entered into an uncommitted revolving credit facility agreement with a certain Japanese financial institution in the aggregate principal amount of up to 3.0 billion yen (or up to approximately $25.8 million as of December 26, 2005).

On December 30, 2005, Spansion Japan borrowed 1.0 billion yen (approximately $8.5 million as of December 30, 2005) under this facility. This amount bore interest at a rate of 0.59 percent per annum and was repaid on March 31, 2006. On January 10, 2006, Spansion Japan borrowed an additional 2.0 billion yen (approximately $17.5 million as of January 10, 2006) under this facility. This amount bore interest at a rate of 0.60 percent per annum and was repaid on April 10, 2006 (see Note 10).

Spansion Penang Loan

On January 29, 2004, Spansion Penang entered into a financial arrangement with AMD. Under the terms of the arrangement, Spansion Penang borrowed approximately 29.0 million Malaysian ringgit (approximately $8.0 million based on the exchange rate as of January 29, 2004) from AMD to fund the purchase of manufacturing equipment. In January 2006, this loan was transferred from AMD to a third-party financial institution.

Spansion Japan 2006 Merged Revolving Credit Facility

On March 31, 2006, Spansion Japan entered into an Amended and Restated Uncommitted Revolving Credit Facility Agreement with a Japanese financial institution (the Spansion Japan 2006 Merged Revolving Credit

Spansion Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

Facility), which provides for a revolving credit facility in the aggregate principal amount of up to 8.0 billion yen (or up to approximately $69.9 million as of July 2, 2006). The Spansion Japan 2006 Merged Revolving Credit Facility replaced the Spansion Japan Revolving Credit Facility and Spansion Japan Uncommitted Revolving Credit Facility as a result of the merger of the two respective financial institutions that had previously provided those separate facilities.

Pursuant to the terms of the Spansion Japan 2006 Merged Revolving Credit Facility, Spansion Japan may borrow amounts in increments of 50 million yen (approximately $436,939 as of July 2, 2006), which may remain outstanding in monthly increments of up to three months. Amounts borrowed bear interest at a rate equal to TIBOR, at the time of the drawdown, plus a margin of 0.5 percent per annum.

Spansion Japan is not permitted, among other things, to create any security interests or liens on any of its assets, subject to certain exceptions; subordinate the payment of its debt under this credit facility to the payment of any unsecured debts; or enter into any merger, company partition, exchange or transfer of shares, assign all or a part of its business or assets to a third party, or otherwise transfer all or a material part of its assets to a third party, subject to certain exceptions.

All of Spansion Japan’s debts under the Spansion Japan 2006 Merged Revolving Credit Facility will automatically become due and payable without any notice or demand if proceedings of bankruptcy, insolvency, dissolution or similar matters are initiated by or against Spansion Japan. All of the debts under this credit facility will become due and payable upon notice to Spansion Japan by the lenders in an event of default, which includes, among other things, the following: a default in performance of payment; any of Spansion Japan’s debts or guarantee obligations (other than those under Spansion Japan 2006 Merged Revolving Credit Facility) in an aggregate amount exceeding 10 million yen (approximately $87,388 as of July 2, 2006) become due and payable; or the suspension of the business of Spansion Japan by Spansion Japan or by a government authority, in each case if not cured within applicable time periods set forth in the Spansion Japan 2006 Merged Revolving Credit Facility.

The Spansion Japan 2006 Merged Revolving Credit Facility may be terminated in the event of default or by either party upon written notice in accordance with its terms.

On May 12, 2006, Spansion Japan borrowed 1.0 billion yen (approximately $8.7 million as of July 2, 2006) under this facility. This amount bears interest at a rate of 0.65 percent per annum and must be repaid no later than August 14, 2006. This amount is reflected as Notes payable on the condensed consolidated balance sheet at July 2, 2006.

Exchangeable Senior Subordinated Debentures

On June 12, 2006, Spansion LLC, the wholly owned operating subsidiary of the Company, issued $180.0 million of aggregate principal amount of 2.25% Exchangeable Senior Subordinated Debentures due 2016. On June 26, 2006, Spansion LLC issued an additional $27.0 million of aggregate principal amount of 2.25% Exchangeable Senior Subordinated Debentures due 2016 upon the initial purchasers’ exercise of their over-allotment option. The debentures are general unsecured senior subordinated obligations and rank subordinate in right of payment to all of the Company’s senior indebtedness, including its 11.25% Senior Notes due 2016, senior in right of payment to all of the Company’s subordinated indebtedness. The debentures bear interest at 2.25 percent per annum. Interest is payable on June 15 and December 15 of each year beginning December 15, 2006 until the maturity date of June 15, 2016.

The debentures are not exchangeable prior to January 6, 2007. On or after January 6, 2007, the debentures will be exchangeable for shares of the Company’s Class A common stock, cash or a combination of cash and

Spansion Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

shares of such Class A common stock, at the Company’s option. The debentures provide that the Company may elect to employ net share settlement and under certain circumstances the Debentures may be exchangeable for cash (up to the principal amount of the debentures) and, with respect to any excess exchange value, into cash, shares of Class A common stock or a combination of cash and shares of Class A common stock at an initial exchange rate of 56.7621 shares per $1,000 principal amount of debentures. At the initial exchange rate, the debentures will be exchangeable for Class A common stock at an exchange price of approximately $17.62 per share. The exchange rate will be adjusted for certain antidilution events and will be increased in the case of corporate events that constitute a fundamental change of the Company under certain circumstances. The holders of the debentures will have the ability to require the Company to repurchase the debentures in whole or in part for cash in the event of a fundamental change of the Company. In such case, the repurchase price would be 100 percent of the principal amount of the debentures plus any accrued and unpaid interest.

9.    Spansion Japan Pension Plan

On September 1, 2005, the Company adopted the Spansion Japan Pension Plan. The following table summarizes the components of the net periodic pension expense for the six months ended July 2, 2006:

Six Months Ended Jul. 2, 2006
(in thousands)
Service cost	$2,576
Interest cost	765
Expected return on plan assets	(1,415)
Amortization of prior service cost	372

Total net periodic pension expense	$2,298

10.    Subsequent Events

Spansion Japan Lease Extension

On September 20, 2006, Spansion Japan renewed an expiring equipment lease agreement entered into with a third-party financial institution dated July 16, 2003 resulting in rental payments of approximately 194 million yen (approximately $1.6 million as of September 20, 2006) beginning on September 30, 2006. The rental payments will extend for a period of 36 months and the lease agreement will terminate on September 30, 2009, unless terminated earlier in the event of default, or by either party upon written notice in accordance with the terms of the equipment lease.

JV1/JV2 Transaction

On September 28, 2006, Spansion Japan Limited, the Company’s wholly-owned subsidiary, entered into an asset purchase agreement with Fujitsu, pursuant to which Spansion Japan will sell two wafer fabrication facilities located in Aizu-Wakamatsu, Japan, which the Company refers to as the JV1/JV2 Facilities, and certain assets located in the JV1/JV2 Facilities, to Fujitsu for a purchase price of approximately $150 million plus the value of the inventory at the time of closing. Concurrently with the execution of the asset purchase agreement, Spansion Japan and Fujitsu also executed (i) a master lease agreement, pursuant to which Spansion Japan will lease certain equipment to Fujitsu to use in the JV1/JV2 Facilities, (ii) a foundry agreement, pursuant to which Fujitsu has agreed to provide capacity (the foundry agreement also includes minimum capacity and purchase commitments between both the parties resulting in financial penalties if such capacity and purchase commitments are not achieved) for

Spansion Inc.

Notes to Condensed Consolidated Financial Statements—(Continued)

(Unaudited)

manufacturing wafers for the Company in the JV1/JV2 Facilities and the Company has agreed to purchase wafers from Fujitsu and (iii) a secondment and transfer agreement, pursuant to which Spansion Japan has agreed to second a specified number of employees to Fujitsu to work in the JV1/JV2 Facilities and ultimately to transfer certain of the employees to Fujitsu. The Company refers to these agreements collectively as the JV1/JV2 Transaction. The Company expects to close the JV1/JV2 Transaction in the second quarter of fiscal 2007.

New Equipment Lease

On September 29, 2006, we entered into equipment lease agreements with third-party financial institutions which provide for monthly equipment lease rental payments of approximately $600,000 beginning on September 29, 2006, for a period of 48 months. The equipment leases shall terminate on September 29, 2010, unless terminated earlier in the event of default, or by either party upon written notice in accordance with the terms of the equipment lease.

Spansion Japan Uncommitted Revolving Credit Facility

On September 29, 2006, Spansion Japan entered into an Uncommitted Revolving Credit Facility Agreement with a Japanese financial institution (the Spansion Japan 2006 Uncommitted Revolving Credit Facility), which provides for a revolving credit facility in the aggregate principal amount of up to 2.0 billion yen (or up to approximately $17 million as of September 29, 2006).

Pursuant to the terms of the Spansion Japan 2006 Uncommitted Revolving Credit Facility, Spansion Japan may borrow amounts in increments of 50 million yen (approximately $424,000 as of September 29, 2006), which may remain outstanding in monthly increments of up to three months. Amounts borrowed bear interest at a rate equal to TIBOR, at the time of the drawdown, plus a margin of 0.5 percent per annum.

Spansion Japan is not permitted, among other things, to create any security interests or liens on any of its assets, subject to certain exceptions; subordinate the payment of its debt under this credit facility to the payment of any unsecured debts; or enter into any merger, company partition, exchange or transfer of shares, assign all or a part of its business or assets to a third party, or otherwise transfer all or a material part of its assets to a third party, subject to certain exceptions.

All of Spansion Japan’s debts under the Spansion Japan 2006 Uncommitted Revolving Credit Facility will automatically become due and payable without any notice or demand if proceedings of bankruptcy, insolvency, dissolution or similar matters are initiated by or against Spansion Japan. All of the debts under this credit facility will become due and payable upon notice to Spansion Japan by the lenders in an event of default, which includes, among other things, the following: a default in performance of payment; any of Spansion Japan’s debts or guarantee obligations (other than those under Spansion Japan 2006 Uncommitted Revolving Credit Facility) in an aggregate amount exceeding 10 million yen (approximately $85,000 as of September 29, 2006) become due and payable; or the suspension of the business of Spansion Japan by Spansion Japan or by a government authority, in each case if not cured within applicable time periods set forth in the Spansion Japan 2006 Uncommitted Revolving Credit Facility.

The Spansion Japan 2006 Uncommitted Revolving Credit Facility may be terminated in the event of default or by either party upon written notice in accordance with its terms.

As of September 29, 2006, no amounts were outstanding under this uncommitted revolving credit facility.

35,000,000 Shares

Class A Common Stock

P R O S P E C T U S

                     , 2006

Citigroup

Credit Suisse

JPMorgan

Morgan Stanley

Banc of America Securities LLC

Lehman Brothers

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the shares of common stock being registered hereby. All amounts shown are estimates, except the Securities and Exchange Commission registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee	$65,979
NASD filing fee	72,500
Blue Sky fees and expenses	20,000
Printing and engraving expenses	200,000
Legal fees and expenses	500,000
Accounting fees and expenses	325,000
Transfer Agent and Registrar fees	25,000
Miscellaneous expenses	91,521

Total	$1,300,000

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

As permitted by Section 145 of the Delaware General Corporation Law, the registrant’s certificate of incorporation includes a provision that eliminates the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors and that provides for the indemnification of directors to the fullest extent permissible under Delaware law.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the bylaws of the registrant provide that:

•	the registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant’s request, to the fullest extent permitted by the Delaware General Corporation Law;

•	the registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;

•	the registrant is not obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant’s board of directors or brought to enforce a right to indemnification;

•	the rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons; and

•	the registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is not required by law.

The registrant has entered into separate indemnification agreements with each of its directors and executive officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and which allow for certain additional procedural protections. The registrant intends to enter into indemnification agreements with any new directors and executive officers in the future.

The indemnification provisions of the registrant’s certificate of incorporation and bylaws and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933.

The underwriting agreement (Exhibit 1.1 hereto) provide for indemnification by the underwriters of the registrant, its executive officers and directors, and indemnification of the underwriters by the registrant for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

The registrant maintains insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.    Recent Sales of Unregistered Securities

In connection with the registrant’s reorganization as Spansion LLC effective June 30, 2003, the registrant issued and sold unregistered securities as follows:

1.	600 Class A Units to AMD Investments, Inc., an indirect wholly-owned subsidiary of Advanced Micro Devices, Inc. (AMD).

2.	400 Class B Units to Fujitsu Microelectronics Holding, Inc., a direct wholly-owned subsidiary of Fujitsu Limited (Fujitsu).

In connection with the registrant’s initial public offering in December 2005, the registrant reorganized into a corporate structure. AMD Investments, Inc.’s 600 Class A Units were exchanged for a total of 43,529,402 shares of Class A common stock and one share of Class B common stock. Fujitsu Microelectronics Holding, Inc.’s 400 Class B Units were exchanged for a total of 29,019,601 shares of Class D common stock and one share of Class C common stock. Each such issuance was exempt from the registration requirements of the Securities Act of 1933 by Section 4(2) thereof.

In connection with the registrant’s initial public offering in December 2005, the registrant issued 5,000,000 shares of its Class A common stock to AMD Investments, Inc. in exchange for the cancellation of a $60 million promissory note and the registrant issued 3,333,333 shares of its Class D common stock to Fujitsu in exchange for the cancellation of a $40 million promissory note. Each such issuance was exempt from the registration requirements of the Securities Act of 1933 by Section 4(2) thereof.

No underwriter was used in connection with any of the foregoing sales and issuances.

On December 16, 2005, Spansion LLC issued $175 million aggregate principal amount of 12.75% Senior Subordinated Notes due 2016 to AMD, an accredited investor, for net proceeds of approximately $159 million in a transaction exempt from the registration requirements of the Securities Act of 1933 by Section 4(2) thereof. These notes were repurchased and cancelled on June 12, 2006.

On December 16, 2005, Spansion LLC issued $250 million aggregate principal amount of 11.25% Senior Notes due 2016 for net proceeds of approximately $218 million in a transaction exempt from the registration requirements of the Securities Act of 1933 by Rule 144A thereunder.

On June 12, 2006, Spansion LLC issued $180 million of aggregate principal amount of 2.25% Exchangeable Senior Subordinated Debentures due 2016. On June 26, 2006, Spansion LLC issued an additional $27.0 million of aggregate principal amount of 2.25% Exchangeable Senior Subordinated Debentures due 2016 upon the initial purchasers’ exercise of their over-allotment option. Our net proceeds from the total issuance of $207 million aggregate principal amount of 2.25% Exchangeable Senior Subordinated Debentures due 2016 was approximately $203 million. The debentures were issued in a transaction exempt from the registration requirements of the Securities Act of 1933 by Rule 144A thereunder.

Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC were representatives of the initial purchasers of the 11.25% Senior Notes due 2016 and the 2.25% Exchangeable Senior Subordinated Debentures due 2016.

Item 16.    Exhibits and Financial Statement Schedules

(a)    Exhibits

Exhibit Number	Description of Exhibits

1.1**	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, filed as Exhibit 3.1 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

3.2	Amended and Restated Bylaws of Spansion Inc., filed as Exhibit 3.2 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

4.1	Specimen of Class A Common Stock Certificate, filed as Exhibit 4.1 to Spansion’s Amendment No. 6 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

4.2	Indenture, dated as of December 21, 2005, governing the 11.25% Senior Notes due 2016, filed as Exhibit 4.1 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

4.3	Specimen of 11.25% Senior Notes due 2016, filed as Exhibit 4.2 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

4.4	Indenture, dated June 12, 2006, between Spansion LLC, Spansion Inc., Spansion Technology Inc. and Wells Fargo Bank, N.A., including the form of 2.25% Exchangeable Senior Subordinated Debenture due 2016, filed as exhibit 4.1 to Spansion’s Current Report on Form 8-K dated June 15, 2006, is hereby incorporated by reference.

5.1**	Opinion of O’Melveny & Myers LLP regarding legality.

10.1	Spansion Inc. 2005 Employee Stock Purchase Plan, filed as Exhibit 10.18 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.2	Spansion Inc. 2005 Equity Incentive Plan, filed as Exhibit 10.17 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.3	Form of Indemnification Agreement with Directors and Executive Officers, filed as Exhibit 10.3 to Spansion’s Amendment No. 4 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.4	Stockholders Agreement, dated as of December 21, 2005, by and among AMD Investments, Inc., Spansion Inc., Advanced Micro Devices, Inc., and Fujitsu Limited, filed as Exhibit 10.3 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.5*	Amended and Restated Distribution Agreement between Spansion Inc. and Fujitsu Limited, filed as Exhibit 10.4 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.6	Amended and Restated Fujitsu-Spansion Patent Cross-License Agreement between Fujitsu Limited and Spansion Inc., filed as Exhibit 10.5 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.7	Amended and Restated AMD-Spansion Patent Cross-License Agreement between Advanced Micro Devices, Inc. and Spansion Inc., filed as Exhibit 10.6 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.8	Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement among Fujitsu Limited, Advanced Micro Devices, Inc., AMD Investments, Inc. and Spansion Inc., filed as Exhibit 10.7 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

Exhibit Number	Description of Exhibits

10.9	Amended and Restated Information Technology Services Agreement between Spansion Inc. and Fujitsu Limited, filed as Exhibit 10.8 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.10	Amended and Restated Information Technology Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc., filed as Exhibit 10.9 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.11	Amended and Restated General Administrative Services Agreement between Spansion Inc. and Fujitsu Limited, filed as Exhibit 10.10 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.12	Amended and Restated General Administrative Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc., filed as Exhibit 10.11 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.13	Amended and Restated Reverse General Administrative Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc., filed as Exhibit 10.12 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.14*	Amended and Restated Non-Competition Agreement among Spansion Inc., Advanced Micro Devices, Inc. and Fujitsu Limited, filed as Exhibit 10.13 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference

10.15	Remediation Agreement among Advanced Micro Devices, Inc., Fujitsu Limited and FASL LLC, dated as of June 30, 2003, filed as Exhibit 10.15 to Spansion’s Amendment No. 1 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.16	Master Rental Agreement, dated July 16, 2003, among GE Capital Leasing Corporation, as Lessor, FASL Japan Ltd., as Lessee, and Advanced Micro Devices, Inc. as Guarantor, filed as Exhibit 10.19 to Spansion’s Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.17(a)	Master Lease Agreement, dated January 5, 2005, between SumiCrest Leasing Ltd. and Spansion Japan Limited., filed as Exhibit 10.24 to Spansion’s Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.17(b)	Amendment Agreement, dated as of December 30, 2005, to Master Lease Agreement, dated January 5, 2005, between SumiCrest Leasing Ltd. and Spansion Japan Limited., filed as Exhibit 10.1 to Spansion’s Current Report on Form 8-K dated January 5, 2006, is hereby incorporated by reference.

10.18	Master Purchase Agreement, dated January 5, 2005, between Spansion Japan Limited and SumiCrest Leasing Ltd., filed as Exhibit 10.25 to Spansion’s Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.19	Manufacturing Services Agreement, dated June 30, 2003, between FASL LLC and Fujitsu Limited, filed as Exhibit 10.30 to Spansion’s Amendment No. 2 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.20	Amended and Restated Agency Agreement, dated December 7, 2005, between Spansion LLC and Advanced Micro Devices, Inc., filed as Exhibit 10.32 to Spansion’s Amendment No. 2 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.21*	Foundry Agreement, dated August 11, 2005, between Spansion LLC and Taiwan Semiconductor Manufacturing Company, filed as Exhibit 10.33 to Spansion’s Amendment No. 2 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

Exhibit Number	Description of Exhibits

10.22*	Foundry Agreement, dated March 31, 2005, between Spansion Japan and Fujitsu Limited, filed as Exhibit 10.34 to Spansion’s Amendment No. 3 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.23	Amendment to Manufacturing Services Agreement between FASL LLC and Fujitsu Limited, filed as Exhibit 10.35 to Spansion’s Amendment No. 3 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.24	Executive Investment Account Plan, filed as Exhibit 10.36 to Spansion’s Amendment No. 6 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.25	Supplemental Secondment and Transfer Agreement, dated July 1, 2005, between Spansion Japan Limited and Fujitsu Limited, filed as Exhibit 10.37 to Spansion’s Amendment No. 3 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.26	Credit Agreement, dated September 19, 2005, among Spansion LLC, Bank of America, N.A., and the lenders party thereto, filed as Exhibit 3.3 to Spansion’s Amendment No. 4 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.27	Security Agreement, dated September 19, 2005, between Spansion LLC, as Grantor, and Bank of America, N.A., as Agent, filed as Exhibit 10.42 to Spansion’s Amendment No. 4 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.28	Stock Pledge, dated September 19, 2005, between Spansion LLC, as Pledgor, and Bank of America, N.A., as Agent, filed as Exhibit 10.43 to Spansion’s Amendment No. 4 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.29	Deed of Trust, Security Agreement, Assignment of Rents and Financing Statement, dated as of September 13, 2005, effective as of September 19, 2005, by Spansion LLC in favor of Bank of America, N.A., filed as Exhibit 10.44 to Spansion’s Amendment No. 4 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.30	Form of Spansion LLC Change of Control Severance Agreement, filed as Exhibit 10.46 to Spansion’s Amendment No. 4 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.31	Form of Loan Agreement between Spansion (China) Co., Ltd. and Gusu Sub-branch, Agricultural Bank of China, filed as Exhibit 10.50 to Spansion’s Amendment No. 5 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.32	Spansion LLC Employment Offer Letter to Bertrand F. Cambou, dated as of April 6, 2005, filed as Exhibit 10.52 to Spansion’s Amendment No. 4 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.33	Spansion LLC Employment Offer Letter to Thomas T. Eby, dated as of September 15, 2005, filed as Exhibit 10.53 to Spansion’s Amendment No. 4 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.34	Spansion LLC Employment Offer Letter to Robert C. Melendres, dated as of December 17, 2004, filed as Exhibit 10.54 to Spansion’s Amendment No. 4 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.35	Advanced Micro Devices, Inc. 2005 Annual Incentive Plan, filed as Exhibit 10.55 to Spansion’s Amendment No. 5 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.36	Bank Enterprise Cooperation Agreement, dated as of December 1, 2005, between Spansion (China) Co., Ltd. And Gusu Sub-branch, Agricultural Bank of China, filed as Exhibit 10.56 to Spansion’s Amendment No. 10 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

Exhibit Number	Description of Exhibits

10.37	Contribution Agreement, dated as of December 13, 2005, by and among Spansion Inc., Spansion LLC, Advanced Micro Devices, Inc., AMD Investments, Fujitsu Limited, and Fujitsu Microelectronics Holding, Inc., filed as Exhibit 10.1 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.38	Exchange Agreement, dated as of December 15, 2005, by and among Spansion Inc., Spansion LLC, Advanced Micro Devices, Inc., AMD Investments, Fujitsu Limited, and Spansion Technology, Inc. (formerly Fujitsu Microelectronics Holding, Inc.), filed as Exhibit 10.2 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.39	Cerium Purchase Agreement, dated as of October 25, 2005, between Advanced Micro Devices, Inc. and Spansion LLC, filed as Exhibit 10.14 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.40	Purchase and Sale Agreement, dated as of December 21, 2005, between Advanced Micro Devices, Inc. and Spansion LLC, filed as Exhibit 10.15 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.41	Sale and Purchase Agreement, dated as of December 20, 2005, between Advanced Micro Devices Export Sdn. Bhd. and Spansion (Penang) Sdn. Bhd., filed as Exhibit 10.16 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.42(a)	Lease Agreement, dated as of September 30, 2005, between Banc of America Leasing & Capital, LLC and Spansion LLC, filed as Exhibit 10.1(a) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.42(b)	Amended Schedule to Lease Agreement, dated as of December 23, 2005, between General Electric Capital Corporation and Spansion LLC, filed as Exhibit 10.1(b) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.42(c)	Amended Schedule to Lease Agreement, dated as of December 23, 2005, between Banc of America Leasing & Capital, LLC and Spansion LLC, filed as Exhibit 10.1(c) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.42(d)	Amended Schedule to Lease Agreement, dated as of December 23, 2005, between Banc of America Leasing & Capital, LLC and Spansion LLC, filed as Exhibit 10.1(d) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.42(e)	Amended Schedule to Lease Agreement, dated as of December 23, 2005, between General Electric Capital Corporation and Spansion LLC, filed as Exhibit 10.1(e) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.42(f)	Amended Schedule to Lease Agreement, dated as of December 23, 2005, between ORIX Financial Services, Inc. and Spansion LLC, filed as Exhibit 10.1(f) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.42(g)	Amended Schedule to Lease Agreement, dated as of December 23, 2005, between Merrill Lynch Capital and Spansion LLC, filed as Exhibit 10.1(g) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.42(h)	Amended Schedule to Lease Agreement, dated as of December 23, 2005, between Macquarie Electronics USA Inc. and Spansion LLC, filed as Exhibit 10.1(h) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.42(i)	Amended Schedule to Lease Agreement, dated as of December 21, 2005, between Macquarie Electronics USA Inc. and Spansion LLC, filed as Exhibit 10.1(i) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

Exhibit Number	Description of Exhibits

10.42(j)	Amended Schedule to Lease Agreement, dated as of December 21, 2005, between Merrill Lynch Capital and Spansion LLC, filed as Exhibit 10.1(j) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.43	Uncommitted Revolving Credit Facility Agreement, dated as of December 26, 2005, between Spansion Japan Limited and Shinkin Central Bank, filed as Exhibit 10.1 to Spansion’s Current Report on Form 8-K dated December 28, 2005, is hereby incorporated by reference.

10.44	Summary Compensation Arrangements for Named Executive Officers, the Chief Financial Officer and Directors, filed as Exhibit 10.64 to Spansion’s Annual Report on Form 10-K for the year ended December 25, 2005, is hereby incorporated by reference.

10.45	Employment Offer Letter, dated as of February 9, 2006, between Spansion LLC and Dario Sacomani, filed as Exhibit 10.65 to Spansion’s Annual Report on Form 10-K for the year ended December 25, 2005, is hereby incorporated by reference.

10.46	Registration Rights Agreement, dated June 12, 2006, between Spansion Inc., Spansion LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, filed as Exhibit 10.1 to Spansion’s Current Report on Form 8-K dated June 15, 2006, is hereby incorporated by reference.

10.47	Amendment Agreement dated December 30, 2005 to Master Lease Agreement dated January 5, 2005, between Spansion Japan Limited and Sumicrest Leasing Limited, filed as Exhibit 10.1 to Spansion’s Current Report on Form 8-K dated January 5, 2006, is hereby incorporated by reference.

10.48	Amendment No. 1 to Credit Agreement, dated April 7, 2006, among Spansion LLC, Bank of America, N.A., and the lenders party thereto, filed as Exhibit 10.41(a) to Spansion’s Form 10-Q for the quarter ended March 26, 2006, is hereby incorporated by reference.

10.49	Joinder Agreement to the Credit Agreement, dated April 21, 2006, among Spansion Inc., Bank of America, N.A., and the lenders party to the Credit Agreement, filed as Exhibit 10.41(b) to Spansion’s Form 10-Q for the quarter ended March 26, 2006, is hereby incorporated by reference.

10.50	Continuing Guaranty to the Credit Agreement, dated April 21, 2006, between Spansion Inc. and Bank of America, N.A., filed as Exhibit 10.41(c) to Spansion’s Form 10-Q for the quarter ended March 26, 2006, is hereby incorporated by reference.

10.51	Amended and Restated Uncommitted Revolving Credit Facility Agreement, dated as of March 31, 2006, between Spansion Japan Limited and The Bank of Tokyo-Mitsubishi UFJ, Ltd., filed as Exhibit 10.66 to Spansion’s Form 10-Q for the quarter ended March 26, 2006, is hereby incorporated by reference.

10.52	Employment Offer Letter, dated as of June 14, 2006, between Spansion LLC and José Mejia, filed as Exhibit 10.68 to Spansion’s Form 10-Q for the quarter ended July 2, 2006, is hereby incorporated by reference.

10.53	Master Rental Agreement, dated as of September 15, 2006, between Spansion Japan Limited and GE Capital Asset Finance KK, filed as Exhibit 10.1 to Spansion’s Current Report on Form 8-K dated September 25, 2006, is hereby incorporated by reference.

10.54	Specific Rental Agreement, dated as of September 15, 2006, between Spansion Japan Limited and GE Capital Asset Finance KK, filed as Exhibit 10.2 to Spansion’s Current Report on Form 8-K dated September 25, 2006, is hereby incorporated by reference.

10.55	Position Assignment and Termination with Agreement, dated as of September 15, 2006, between Spansion Japan Limited, GE Capital Leasing KK and GE Capital Asset Finance KK, filed as Exhibit 10.3 to Spansion’s Current Report on Form 8-K dated September 25, 2006, is hereby incorporated by reference.

Exhibit Number	Description of Exhibits

10.56**	Asset Purchase Agreement, dated as of September 28, 2006, by and among Spansion Japan Limited, Spansion Inc., Spansion Technology Inc. and Spansion LLC, in their capacities as guarantors of Spansion Japan Limited, and Fujitsu Limited.

10.57**	Master Lease Agreement, dated as of September 28, 2006, by and among Spansion Japan Limited, Spansion Inc., Spansion Technology Inc. and Spansion LLC, in their capacities as guarantors of Spansion Japan Limited, and Fujitsu Limited.

10.58**	Foundry Agreement, dated as of September 28, 2006, by and among Spansion Japan Limited, Spansion Inc., Spansion Technology Inc. and Spansion LLC, in their capacities as guarantors of Spansion Japan Limited, and Fujitsu Limited.

10.59**	Secondment and Transfer Agreement, dated as of September 28, 2006, between Spansion Japan Limited and Fujitsu Limited.

10.60(a)**	Schedule to Lease Agreement, dated as of September 28, 2006, between Banc of America Leasing & Capital, LLC and Spansion LLC.

10.60(b)**	Schedule to Lease Agreement, dated as of September 28, 2006, between Banc of America Leasing & Capital, LLC and Spansion LLC.

10.60(c)**	Schedule to Lease Agreement, dated as of September 28, 2006, between Banc of America Leasing & Capital, LLC and Spansion LLC.

10.60(d)**	Schedule to Lease Agreement, dated as of September 28, 2006, between Banc of America Leasing & Capital, LLC and Spansion LLC.

21.1	Subsidiaries of Spansion Inc., filed as Exhibit 21 to Spansion’s Annual Report on Form 10-K for the year ended December 25, 2005, is hereby incorporated by reference.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2**	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1).

24.1	Power of Attorney (contained on signature page).

*	Registrant has been granted confidential treatment pursuant to Rule 406 for portions of the referenced exhibit.
**	To be filed by amendment.

(b)    Financial Statement Schedules

All schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of the registrant or related notes thereto.

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 10th day of October, 2006.

SPANSION INC.

By:	/S/ BERTRAND F. CAMBOU
Bertrand F. Cambou President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Bertrand F. Cambou and Robert C. Melendres, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated below on the 10th day of October, 2006.

Signature	Title

/S/ BERTRAND F. CAMBOU Bertrand F. Cambou	President and Chief Executive Officer, Member of Board of Directors (Principal Executive Officer)

/S/ DARIO SACOMANI Dario Sacomani	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

/S/ HECTOR DE J. RUIZ Hector de J. Ruiz	Chairman of Board of Directors

/S/ DAVID K. CHAO David K. Chao	Member of Board of Directors

/S/ PATTI S. HART Patti S. Hart	Member of Board of Directors

/S/ TOSHIHIKO ONO Toshihiko Ono	Member of Board of Directors

/S/ ROBERT J. RIVET Robert J. Rivet	Member of Board of Directors

/S/ DAVID E. ROBERSON David E. Roberson	Member of Board of Directors

EXHIBIT INDEX

Exhibit Number	Description of Exhibits

1.1**	Form of Underwriting Agreement.

3.1	Amended and Restated Certificate of Incorporation, filed as Exhibit 3.1 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

3.2	Amended and Restated Bylaws of Spansion Inc., filed as Exhibit 3.2 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

4.1	Specimen of Class A Common Stock Certificate, filed as Exhibit 4.1 to Spansion’s Amendment No. 6 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

4.2	Indenture, dated as of December 21, 2005, governing the 11.25% Senior Notes due 2016, filed as Exhibit 4.1 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

4.3	Specimen of 11.25% Senior Notes due 2016, filed as Exhibit 4.2 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

4.4	Indenture, dated June 12, 2006, between Spansion LLC, Spansion Inc., Spansion Technology Inc. and Wells Fargo Bank, N.A., including the form of 2.25% Exchangeable Senior Subordinated Debenture due 2016, filed as exhibit 4.1 to Spansion’s Current Report on Form 8-K dated June 15, 2006, is hereby incorporated by reference.

5.1**	Opinion of O’Melveny & Myers LLP regarding legality.

10.1	Spansion Inc. 2005 Employee Stock Purchase Plan, filed as Exhibit 10.18 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.2	Spansion Inc. 2005 Equity Incentive Plan, filed as Exhibit 10.17 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.3	Form of Indemnification Agreement with Directors and Executive Officers, filed as Exhibit 10.3 to Spansion’s Amendment No. 4 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.4	Stockholders Agreement, dated as of December 21, 2005, by and among AMD Investments, Inc., Spansion Inc., Advanced Micro Devices, Inc., and Fujitsu Limited, filed as Exhibit 10.3 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.5*	Amended and Restated Distribution Agreement between Spansion Inc. and Fujitsu Limited, filed as Exhibit 10.4 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.6	Amended and Restated Fujitsu-Spansion Patent Cross-License Agreement between Fujitsu Limited and Spansion Inc., filed as Exhibit 10.5 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.7	Amended and Restated AMD-Spansion Patent Cross-License Agreement between Advanced Micro Devices, Inc. and Spansion Inc., filed as Exhibit 10.6 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.8	Amended and Restated Intellectual Property Contribution and Ancillary Matters Agreement among Fujitsu Limited, Advanced Micro Devices, Inc., AMD Investments, Inc. and Spansion Inc., filed as Exhibit 10.7 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

Exhibit Number	Description of Exhibits

10.9	Amended and Restated Information Technology Services Agreement between Spansion Inc. and Fujitsu Limited, filed as Exhibit 10.8 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.10	Amended and Restated Information Technology Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc., filed as Exhibit 10.9 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.11	Amended and Restated General Administrative Services Agreement between Spansion Inc. and Fujitsu Limited, filed as Exhibit 10.10 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.12	Amended and Restated General Administrative Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc., filed as Exhibit 10.11 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.13	Amended and Restated Reverse General Administrative Services Agreement between Spansion Inc. and Advanced Micro Devices, Inc., filed as Exhibit 10.12 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.14*	Amended and Restated Non-Competition Agreement among Spansion Inc., Advanced Micro Devices, Inc. and Fujitsu Limited, filed as Exhibit 10.13 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference

10.15	Remediation Agreement among Advanced Micro Devices, Inc., Fujitsu Limited and FASL LLC, dated as of June 30, 2003, filed as Exhibit 10.15 to Spansion’s Amendment No. 1 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.16	Master Rental Agreement, dated July 16, 2003, among GE Capital Leasing Corporation, as Lessor, FASL Japan Ltd., as Lessee, and Advanced Micro Devices, Inc. as Guarantor, filed as Exhibit 10.19 to Spansion’s Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.17(a)	Master Lease Agreement, dated January 5, 2005, between SumiCrest Leasing Ltd. and Spansion Japan Limited., filed as Exhibit 10.24 to Spansion’s Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.17(b)	Amendment Agreement, dated as of December 30, 2005, to Master Lease Agreement, dated January 5, 2005, between SumiCrest Leasing Ltd. and Spansion Japan Limited., filed as Exhibit 10.1 to Spansion’s Current Report on Form 8-K dated January 5, 2006, is hereby incorporated by reference.

10.18	Master Purchase Agreement, dated January 5, 2005, between Spansion Japan Limited and SumiCrest Leasing Ltd., filed as Exhibit 10.25 to Spansion’s Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.19	Manufacturing Services Agreement, dated June 30, 2003, between FASL LLC and Fujitsu Limited, filed as Exhibit 10.30 to Spansion’s Amendment No. 2 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.20	Amended and Restated Agency Agreement, dated December 7, 2005, between Spansion LLC and Advanced Micro Devices, Inc., filed as Exhibit 10.32 to Spansion’s Amendment No. 2 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.21*	Foundry Agreement, dated August 11, 2005, between Spansion LLC and Taiwan Semiconductor Manufacturing Company, filed as Exhibit 10.33 to Spansion’s Amendment No. 2 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.22*	Foundry Agreement, dated March 31, 2005, between Spansion Japan and Fujitsu Limited, filed as Exhibit 10.34 to Spansion’s Amendment No. 3 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

Exhibit Number	Description of Exhibits

10.23	Amendment to Manufacturing Services Agreement between FASL LLC and Fujitsu Limited, filed as Exhibit 10.35 to Spansion’s Amendment No. 3 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.24	Executive Investment Account Plan, filed as Exhibit 10.36 to Spansion’s Amendment No. 6 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.25	Supplemental Secondment and Transfer Agreement, dated July 1, 2005, between Spansion Japan Limited and Fujitsu Limited, filed as Exhibit 10.37 to Spansion’s Amendment No. 3 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.26	Credit Agreement, dated September 19, 2005, among Spansion LLC, Bank of America, N.A., and the lenders party thereto, filed as Exhibit 3.3 to Spansion’s Amendment No. 4 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.27	Security Agreement, dated September 19, 2005, between Spansion LLC, as Grantor, and Bank of America, N.A., as Agent, filed as Exhibit 10.42 to Spansion’s Amendment No. 4 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.28	Stock Pledge, dated September 19, 2005, between Spansion LLC, as Pledgor, and Bank of America, N.A., as Agent, filed as Exhibit 10.43 to Spansion’s Amendment No. 4 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.29	Deed of Trust, Security Agreement, Assignment of Rents and Financing Statement, dated as of September 13, 2005, effective as of September 19, 2005, by Spansion LLC in favor of Bank of America, N.A., filed as Exhibit 10.44 to Spansion’s Amendment No. 4 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.30	Form of Spansion LLC Change of Control Severance Agreement, filed as Exhibit 10.46 to Spansion’s Amendment No. 4 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.31	Form of Loan Agreement between Spansion (China) Co., Ltd. and Gusu Sub-branch, Agricultural Bank of China, filed as Exhibit 10.50 to Spansion’s Amendment No. 5 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.32	Spansion LLC Employment Offer Letter to Bertrand F. Cambou, dated as of April 6, 2005, filed as Exhibit 10.52 to Spansion’s Amendment No. 4 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.33	Spansion LLC Employment Offer Letter to Thomas T. Eby, dated as of September 15, 2005, filed as Exhibit 10.53 to Spansion’s Amendment No. 4 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.34	Spansion LLC Employment Offer Letter to Robert C. Melendres, dated as of December 17, 2004, filed as Exhibit 10.54 to Spansion’s Amendment No. 4 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.35	Advanced Micro Devices, Inc. 2005 Annual Incentive Plan, filed as Exhibit 10.55 to Spansion’s Amendment No. 5 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.36	Bank Enterprise Cooperation Agreement, dated as of December 1, 2005, between Spansion (China) Co., Ltd. And Gusu Sub-branch, Agricultural Bank of China, filed as Exhibit 10.56 to Spansion’s Amendment No. 10 to Form S-1 Registration Statement (No. 333-124041), is hereby incorporated by reference.

10.37	Contribution Agreement, dated as of December 13, 2005, by and among Spansion Inc., Spansion LLC, Advanced Micro Devices, Inc., AMD Investments, Fujitsu Limited, and Fujitsu Microelectronics Holding, Inc., filed as Exhibit 10.1 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

Exhibit Number	Description of Exhibits

10.38	Exchange Agreement, dated as of December 15, 2005, by and among Spansion Inc., Spansion LLC, Advanced Micro Devices, Inc., AMD Investments, Fujitsu Limited, and Spansion Technology, Inc. (formerly Fujitsu Microelectronics Holding, Inc.), filed as Exhibit 10.2 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.39	Cerium Purchase Agreement, dated as of October 25, 2005, between Advanced Micro Devices, Inc. and Spansion LLC, filed as Exhibit 10.14 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.40	Purchase and Sale Agreement, dated as of December 21, 2005, between Advanced Micro Devices, Inc. and Spansion LLC, filed as Exhibit 10.15 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.41	Sale and Purchase Agreement, dated as of December 20, 2005, between Advanced Micro Devices Export Sdn. Bhd. and Spansion (Penang) Sdn. Bhd., filed as Exhibit 10.16 to Spansion’s Current Report on Form 8-K dated December 21, 2005, is hereby incorporated by reference.

10.42(a)	Lease Agreement, dated as of September 30, 2005, between Banc of America Leasing & Capital, LLC and Spansion LLC, filed as Exhibit 10.1(a) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.42(b)	Amended Schedule to Lease Agreement, dated as of December 23, 2005, between General Electric Capital Corporation and Spansion LLC, filed as Exhibit 10.1(b) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.42(c)	Amended Schedule to Lease Agreement, dated as of December 23, 2005, between Banc of America Leasing & Capital, LLC and Spansion LLC, filed as Exhibit 10.1(c) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.42(d)	Amended Schedule to Lease Agreement, dated as of December 23, 2005, between Banc of America Leasing & Capital, LLC and Spansion LLC, filed as Exhibit 10.1(d) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.42(e)	Amended Schedule to Lease Agreement, dated as of December 23, 2005, between General Electric Capital Corporation and Spansion LLC, filed as Exhibit 10.1(e) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.42(f)	Amended Schedule to Lease Agreement, dated as of December 23, 2005, between ORIX Financial Services, Inc. and Spansion LLC, filed as Exhibit 10.1(f) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.42(g)	Amended Schedule to Lease Agreement, dated as of December 23, 2005, between Merrill Lynch Capital and Spansion LLC, filed as Exhibit 10.1(g) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.42(h)	Amended Schedule to Lease Agreement, dated as of December 23, 2005, between Macquarie Electronics USA Inc. and Spansion LLC, filed as Exhibit 10.1(h) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.42(i)	Amended Schedule to Lease Agreement, dated as of December 21, 2005, between Macquarie Electronics USA Inc. and Spansion LLC, filed as Exhibit 10.1(i) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.42(j)	Amended Schedule to Lease Agreement, dated as of December 21, 2005, between Merrill Lynch Capital and Spansion LLC, filed as Exhibit 10.1(j) to Spansion’s Current Report on Form 8-K dated December 27, 2005, is hereby incorporated by reference.

10.43	Uncommitted Revolving Credit Facility Agreement, dated as of December 26, 2005, between Spansion Japan Limited and Shinkin Central Bank, filed as Exhibit 10.1 to Spansion’s Current Report on Form 8-K dated December 28, 2005, is hereby incorporated by reference.

Exhibit Number	Description of Exhibits

10.44	Summary Compensation Arrangements for Named Executive Officers, the Chief Financial Officer and Directors, filed as Exhibit 10.64 to Spansion’s Annual Report on Form 10-K for the year ended December 25, 2005, is hereby incorporated by reference.

10.45	Employment Offer Letter, dated as of February 9, 2006, between Spansion LLC and Dario Sacomani, filed as Exhibit 10.65 to Spansion’s Annual Report on Form 10-K for the year ended December 25, 2005, is hereby incorporated by reference.

10.46	Registration Rights Agreement, dated June 12, 2006, between Spansion Inc., Spansion LLC, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC, filed as Exhibit 10.1 to Spansion’s Current Report on Form 8-K dated June 15, 2006, is hereby incorporated by reference.

10.47	Amendment Agreement dated December 30, 2005 to Master Lease Agreement dated January 5, 2005, between Spansion Japan Limited and Sumicrest Leasing Limited, filed as Exhibit 10.1 to Spansion’s Current Report on Form 8-K dated January 5, 2006, is hereby incorporated by reference.

10.48	Amendment No. 1 to Credit Agreement, dated April 7, 2006, among Spansion LLC, Bank of America, N.A., and the lenders party thereto, filed as Exhibit 10.41(a) to Spansion’s Form 10-Q for the quarter ended March 26, 2006, is hereby incorporated by reference.

10.49	Joinder Agreement to the Credit Agreement, dated April 21, 2006, among Spansion Inc., Bank of America, N.A., and the lenders party to the Credit Agreement, filed as Exhibit 10.41(b) to Spansion’s Form 10-Q for the quarter ended March 26, 2006, is hereby incorporated by reference.

10.50	Continuing Guaranty to the Credit Agreement, dated April 21, 2006, between Spansion Inc. and Bank of America, N.A., filed as Exhibit 10.41(c) to Spansion’s Form 10-Q for the quarter ended March 26, 2006, is hereby incorporated by reference.

10.51	Amended and Restated Uncommitted Revolving Credit Facility Agreement, dated as of March 31, 2006, between Spansion Japan Limited and The Bank of Tokyo-Mitsubishi UFJ, Ltd., filed as Exhibit 10.66 to Spansion’s Form 10-Q for the quarter ended March 26, 2006, is hereby incorporated by reference.

10.52	Employment Offer Letter, dated as of June 14, 2006, between Spansion LLC and José Mejia, filed as Exhibit 10.68 to Spansion’s Form 10-Q for the quarter ended July 2, 2006, is hereby incorporated by reference.

10.53	Master Rental Agreement, dated as of September 15, 2006, between Spansion Japan Limited and GE Capital Asset Finance KK, filed as Exhibit 10.1 to Spansion’s Current Report on Form 8-K dated September 25, 2006, is hereby incorporated by reference.

10.54	Specific Rental Agreement, dated as of September 15, 2006, between Spansion Japan Limited and GE Capital Asset Finance KK, filed as Exhibit 10.2 to Spansion’s Current Report on Form 8-K dated September 25, 2006, is hereby incorporated by reference.

10.55	Position Assignment and Termination with Agreement, dated as of September 15, 2006, between Spansion Japan Limited, GE Capital Leasing KK and GE Capital Asset Finance KK, filed as Exhibit 10.3 to Spansion’s Current Report on Form 8-K dated September 25, 2006, is hereby incorporated by reference.

10.56**	Asset Purchase Agreement, dated as of September 28, 2006, by and among Spansion Japan Limited, Spansion Inc., Spansion Technology Inc. and Spansion LLC, in their capacities as guarantors of Spansion Japan Limited, and Fujitsu Limited.

10.57**	Master Lease Agreement, dated as of September 28, 2006, by and among Spansion Japan Limited, Spansion Inc., Spansion Technology Inc. and Spansion LLC, in their capacities as guarantors of Spansion Japan Limited, and Fujitsu Limited.

Exhibit Number	Description of Exhibits

10.58**	Foundry Agreement, dated as of September 28, 2006, by and among Spansion Japan Limited, Spansion Inc., Spansion Technology Inc. and Spansion LLC, in their capacities as guarantors of Spansion Japan Limited, and Fujitsu Limited.

10.59**	Secondment and Transfer Agreement, dated as of September 28, 2006, between Spansion Japan Limited and Fujitsu Limited.

10.60(a)**	Schedule to Lease Agreement, dated as of September 28, 2006, between Banc of America Leasing & Capital, LLC and Spansion LLC.

10.60(b)**	Schedule to Lease Agreement, dated as of September 28, 2006, between Banc of America Leasing & Capital, LLC and Spansion LLC.

10.60(c)**	Schedule to Lease Agreement, dated as of September 28, 2006, between Banc of America Leasing & Capital, LLC and Spansion LLC.

10.60(d)**	Schedule to Lease Agreement, dated as of September 28, 2006, between Banc of America Leasing & Capital, LLC and Spansion LLC.

21.1	Subsidiaries of Spansion Inc., filed as Exhibit 21 to Spansion’s Annual Report on Form 10-K for the year ended December 25, 2005, is hereby incorporated by reference.

23.1	Consent of Independent Registered Public Accounting Firm.

23.2**	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1).

24.1	Power of Attorney (contained on signature page).

*	Registrant has been granted confidential treatment pursuant to Rule 406 for portions of the referenced exhibit.
**	To be filed by amendment.